10010327

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

MEADOWBROOK INSURANCE GROUP, INC.
(Exact Name of Registrant as Specified in Charter)

0000949156
(Registrant CIK Number)

December 31, 2009 Form 10-K
(Electronic Report, schedule, or registration statement of which the documents are a part)

1-14094
(SEC file number)


SEC MAIL PROCESSING
RECEIVED
APR 0 2 2010
WASH, D.C.
205
SECTION

S- ______________________
(Series identifier(s) and name(s), if applicable; add more lines as needed

C- ______________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

____
Report period (if applicable)

____
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (232 of this chapter) under which this exhibit is being filed in paper (check only one):

_____ Rule 201 (Temporary Hardship Exemption)

_____ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

Signatures

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Southfield, State of Michigan, 2010.

Meadowbrook Insurance Group, Inc.
(Registrant)

By: Karen Spaun
Karen Spaun

Chief Financial Officer
(Title)

EXHIBIT INDEX

Exhibit No.	Document Description
28.1	Star Insurance Company's 2009 Schedule P.
28.2	Savers Property & Casualty Insurance Company's 2009 Schedule P.
28.3	Williamsburg National Insurance Company's 2009 Schedule P.
28.4	Ameritrust Insurance Corporation's 2009 Schedule P.
28.5	Century Surety Company's 2009 Schedule P
28.6	ProCentury Insurance Company's 2009 Schedule P.

Exhibit 28.1 Star Insurance Company's 2009 Schedule P.

SCHEDULE P - ANALYSIS OF LOSSES AND LOSS EXPENSES

SCHEDULE P - PART 1 - SUMMARY

($000 Omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported- Direct and Assumed
1. Prior	XXX	XXX	XXX	2,440	1,335	1,035	286	(11)	1	39	1,841	XXX
2. 2000	125,078	57,624	67,454	98,235	55,406	18,599	8,021	7,499	992	2,612	59,915	XXX
3. 2001	136,768	57,353	79,415	84,395	41,302	16,010	5,806	6,356	1,049	2,746	58,604	XXX
4. 2002	110,526	32,626	77,899	58,138	20,822	11,345	3,162	4,859	260	3,019	50,099	XXX
5. 2003	122,421	29,871	92,551	51,013	12,211	11,212	1,245	4,998	261	1,440	53,505	XXX
6. 2004	165,181	35,056	130,125	63,639	16,657	12,968	1,330	5,995	246	1,692	64,369	XXX
7. 2005	189,250	36,045	153,205	72,174	15,082	14,341	1,082	6,718	460	1,783	76,609	XXX
8. 2006	205,344	37,211	168,134	70,651	14,957	11,396	905	7,375	120	3,357	73,440	XXX
9. 2007	210,824	36,777	174,047	56,452	7,783	9,162	503	7,261	73	1,692	64,516	XXX
10. 2008	210,837	37,841	172,995	55,488	9,177	5,173	306	6,768	121	1,430	57,825	XXX
11. 2009	231,052	37,713	193,340	29,493	3,130	2,631	56	5,884	116	647	34,704	XXX
12. Totals	XXX	XXX	XXX	642,118	197,864	113,873	22,700	63,702	3,701	20,457	595,428	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding- Direct and Assumed
1. Prior	6,758	4,868	4,367	2,415	743	337	1,380	679	451	47	24	5,352	XXX
2. 2000	3,981	3,313	2,035	1,402	393	118	518	276	241	1		2,057	XXX
3. 2001	4,459	3,702	2,017	1,508	241	192	483	299	260	8		1,752	XXX
4. 2002	3,722	2,806	1,830	866	323	138	472	197	206			2,546	XXX
5. 2003	2,058	633	2,991	1,367	286	52	778	312	176			3,925	XXX
6. 2004	6,544	2,814	5,225	2,354	778	320	1,601	674	323			8,309	XXX
7. 2005	6,871	1,993	7,773	3,323	1,118	201	2,451	1,031	446	0		12,113	XXX
8. 2006	10,065	1,772	12,705	3,828	1,377	111	4,260	1,251	739	1		22,182	XXX
9. 2007	13,309	1,304	22,237	7,105	2,364	83	7,637	2,389	1,408	6		36,068	XXX
10. 2008	18,688	2,549	36,997	10,442	2,760	174	12,438	3,482	2,158	18		56,376	XXX
11. 2009	23,390	2,519	66,495	15,355	2,741	238	19,423	4,702	4,603	20		93,817	XXX
12. Totals	99,844	28,273	164,674	49,965	13,125	1,963	51,440	15,292	11,009	102	24	244,496	XXX

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	3,843	1,509
2. 2000	131,502	69,530	61,972	105.1	120.7	91.9			35.83	1,300	757
3. 2001	114,221	53,865	60,356	83.5	93.9	76.0			35.83	1,266	485
4. 2002	80,896	28,251	52,644	73.2	86.6	67.6			35.83	1,880	666
5. 2003	73,511	16,081	57,430	60.0	53.8	62.1			35.83	3,049	876
6. 2004	97,073	24,395	72,679	58.8	69.6	55.9			35.83	6,601	1,708
7. 2005	111,893	23,172	88,722	59.1	64.3	57.9			35.83	9,329	2,783
8. 2006	118,568	22,945	95,623	57.7	61.7	56.9			35.83	17,169	5,013
9. 2007	119,831	19,247	100,584	56.8	52.3	57.8			35.83	27,137	8,931
10. 2008	140,471	26,269	114,201	66.6	69.4	66.0			35.83	42,694	13,682
11. 2009	154,658	26,137	128,521	66.9	69.3	66.5			35.83	72,011	21,806
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	186,280	58,217

Note: Parts 2 and 4 are gross of all discounting, including tabular discounting. Part 1 is gross of only nontabular discounting, which is reported in Columns 32 and 33 of Part 1. The tabular discount, if any, is reported in the Notes to Financial Statements which will reconcile Part 1 with Parts 2 and 4.

SCHEDULE P - PART 2 - SUMMARY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										DEVELOPMENT	
	1	2	3	4	5	6	7	8	9	10	11	12
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior	42,984	42,574	49,356	54,628	56,926	58,053	61,485	63,298	64,932	64,300	(632)	1,001
2. 2000	44,937	50,082	48,638	49,870	50,941	53,027	54,265	54,232	54,751	55,226	475	993
3. 2001	XXX	50,196	51,782	53,810	55,453	54,915	54,864	54,669	54,960	54,797	(163)	128
4. 2002	XXX	XXX	43,920	43,990	45,661	47,082	47,594	47,508	47,621	47,839	219	331
5. 2003	XXX	XXX	XXX	50,883	49,837	51,297	52,187	52,016	52,045	52,517	473	502
6. 2004	XXX	XXX	XXX	XXX	71,063	68,729	65,959	65,883	65,829	66,606	778	724
7. 2005	XXX	XXX	XXX	XXX	XXX	88,523	85,940	84,096	83,401	82,019	(1,383)	(2,077)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	97,384	94,029	89,014	87,629	(1,385)	(6,400)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	100,235	97,073	91,994	(5,079)	(8,241)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	107,181	105,414	(1,767)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	118,172	XXX	XXX
										12. Totals	(8,465)	(13,040)

SCHEDULE P - PART 3 - SUMMARY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009		
1. Prior	000	16,125	28,781	38,427	43,379	48,581	52,915	55,592	57,498	59,351	XXX	XXX
2. 2000	13,056	27,301	35,293	42,493	46,167	48,590	51,166	52,072	52,883	53,408	XXX	XXX
3. 2001	XXX	14,435	29,665	39,599	46,057	49,506	51,024	51,791	52,827	53,298	XXX	XXX
4. 2002	XXX	XXX	13,271	24,966	33,477	39,761	42,666	43,936	44,876	45,499	XXX	XXX
5. 2003	XXX	XXX	XXX	13,680	26,020	34,437	40,806	44,453	46,993	48,768	XXX	XXX
6. 2004	XXX	XXX	XXX	XXX	17,078	32,824	43,026	50,751	55,545	58,620	XXX	XXX
7. 2005	XXX	XXX	XXX	XXX	XXX	18,967	39,395	53,352	64,507	70,351	XXX	XXX
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	25,068	43,096	56,646	66,185	XXX	XXX
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24,227	44,016	57,328	XXX	XXX
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28,110	51,178	XXX	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28,937	XXX	XXX

SCHEDULE P - PART 4 - SUMMARY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	19,629	8,959	6,970	6,368	5,569	3,918	3,913	3,885	3,759	2,652
2. 2000	19,355	10,181	4,142	1,589	1,077	1,468	1,280	911	940	875
3. 2001	XXX	21,678	9,587	4,993	4,088	1,980	1,726	1,294	1,026	693
4. 2002	XXX	XXX	19,421	8,712	4,974	3,036	2,283	1,874	1,257	1,239
5. 2003	XXX	XXX	XXX	24,439	13,174	7,636	5,428	3,618	2,645	2,090
6. 2004	XXX	XXX	XXX	XXX	38,007	21,161	12,479	7,722	4,700	3,799
7. 2005	XXX	XXX	XXX	XXX	XXX	48,029	27,466	16,619	9,646	5,871
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	51,536	34,531	19,560	11,886
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	55,828	35,609	20,380
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	58,140	35,510
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	65,860

SCHEDULE P - PART 1A - HOMEOWNERS/FARMOWNERS

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000			0								0	
3. 2001			0								0	
4. 2002			0								0	
5. 2003			0								0	0
6. 2004			0								0	
7. 2005			0								0	
8. 2006			0								0	
9. 2007			0								0	
10. 2008	99	2	97	838				57			895	69
11. 2009	206	6	200	84		2		10			96	14
12. Totals	XXX	XXX	XXX	922	0	2	0	67	0	0	990	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded			
1. Prior												0	
2. 2000												0	
3. 2001												0	
4. 2002												0	
5. 2003												0	
6. 2004												0	
7. 2005												0	
8. 2006												0	
9. 2007												0	
10. 2008	23		19	2			2	0	2			43	3
11. 2009	6		23	8			2	1	2			24	3
12. Totals	28	0	42	10	0	0	4	1	4	0	0	67	6

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	0	0	0	0.0	0.0	0.0			35.83	0	0
3. 2001	0	0	0	0.0	0.0	0.0			35.83	0	0
4. 2002	0	0	0	0.0	0.0	0.0			35.83	0	0
5. 2003	0	0	0	0.0	0.0	0.0			35.83	0	0
6. 2004	0	0	0	0.0	0.0	0.0			35.83	0	0
7. 2005	0	0	0	0.0	0.0	0.0			35.83	0	0
8. 2006	0	0	0	0.0	0.0	0.0			35.83	0	0
9. 2007	0	0	0	0.0	0.0	0.0			35.83	0	0
10. 2008	940	3	938	947.5	148.6	962.2			35.83	39	4
11. 2009	128	9	120	62.3	151.8	59.8			35.83	21	3
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	60	7

SCHEDULE P - PART 1B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12 Number of Claims Reported- Direct and Assumed
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	(0)	(0)						0	XXX
2. 2000	5,205		5,205	3,311	118	159	1	1,051	3	12	4,400	778
3. 2001	5,213	0	5,213	3,571	55	283	3	535	3	12	4,329	691
4. 2002	2,641	2	2,639	1,371	17	125	1	518	4	5	1,992	327
5. 2003	7		7	1				473			474	3
6. 2004	(0)		(0)	2							2	3
7. 2005			0								0	
8. 2006			0								0	
9. 2007			0								0	
10. 2008	1		1								0	
11. 2009	66	1	66	26		1		2			29	
12. Totals	XXX	XXX	XXX	8,282	190	569	4	2,579	10	29	11,226	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
1. Prior												0	
2. 2000												0	
3. 2001												0	
4. 2002												0	
5. 2003												0	
6. 2004												0	
7. 2005												0	
8. 2006												0	
9. 2007												0	
10. 2008												0	
11. 2009	42		8	(0)			2		2			54	
12. Totals	42	0	8	(0)	0	0	2	0	2	0	0	54	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	4,522	121	4,400	86.9	0.0	84.5			35.83	0	0
3. 2001	4,390	61	4,329	84.2	16,900.0	83.1			35.83	0	0
4. 2002	2,014	22	1,992	76.3	1,220.0	75.5			35.83	0	0
5. 2003	474	0	474	6,615.0	0.0	6,615.0			35.83	0	0
6. 2004	2	0	2	(500.0)	0.0	(500.0)			35.83	0	0
7. 2005	0	0	0	0.0	0.0	0.0			35.83	0	0
8. 2006	0	0	0	0.0	0.0	0.0			35.83	0	0
9. 2007	0	0	0	0.0	0.0	0.0			35.83	0	0
10. 2008	0	0	0	0.0	0.0	0.0			35.83	0	0
11. 2009	82	(0)	82	124.1	(0.5)	125.5			35.83	50	4
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	50	4

SCHEDULE P - PART 1C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	(17)	(6)	1	1				(11)	XXX
2. 2000	18,241	12,006	6,235	20,571	13,313	3,366	2,139	1,128	321	643	9,293	3,270
3. 2001	14,909	4,735	10,175	13,597	5,667	2,114	956	612	171	468	9,529	1,667
4. 2002	7,458	1,149	6,309	5,078	1,230	517	168	350	204	70	4,343	400
5. 2003	6,010	1,378	4,632	2,824	601	735	255	336	9	1	3,029	338
6. 2004	14,193	3,241	10,952	6,979	2,038	1,085	236	460	4	8	6,246	702
7. 2005	22,651	4,229	18,421	12,004	3,107	1,708	381	684	13	55	10,895	1,013
8. 2006	25,549	3,515	22,035	10,039	1,799	1,565	217	975	28	62	10,535	1,172
9. 2007	28,050	3,409	24,641	9,065	1,360	1,506	258	1,210	14	81	10,148	1,292
10. 2008	29,777	3,776	26,001	7,117	1,270	776	122	1,077	16	136	7,562	1,408
11. 2009	32,324	3,797	28,527	2,826	26	159	0	1,023	2	47	3,980	1,387
12. Totals	XXX	XXX	XXX	90,083	30,406	13,532	4,734	7,854	781	1,572	75,548	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior					2	2						0	3
2. 2000	46	42			7	4			2	1		7	1
3. 2001	239	228	56	39	12	10	11	8	10			45	2
4. 2002	20	0	16	16	8		3	3	1			29	1
5. 2003	1		6	5	0		1	1	0			3	0
6. 2004	6		42	32	7	2	8	6	2			25	2
7. 2005	98	1	421	283	63	2	84	56	15			340	6
8. 2006	1,406	416	808	395	174	13	161	79	41			1,687	24
9. 2007	3,798	384	2,297	915	506	14	458	183	114	0		5,677	74
10. 2008	5,356	962	6,330	2,297	582	65	1,263	458	272	2		10,017	164
11. 2009	3,737	327	12,569	2,646	185	8	2,507	528	879	6		16,362	511
12. Totals	14,705	2,361	22,544	6,626	1,547	120	4,497	1,322	1,336	10	0	34,191	789

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	25,120	15,820	9,300	137.7	131.8	149.2			35.83	4	4
3. 2001	16,652	7,078	9,574	111.7	149.5	94.1			35.83	29	16
4. 2002	5,993	1,621	4,372	80.4	141.0	69.3			35.83	19	9
5. 2003	3,904	872	3,032	65.0	63.2	65.5			35.83	2	1
6. 2004	8,588	2,318	6,271	60.5	71.5	57.3			35.83	16	9
7. 2005	15,077	3,842	11,234	66.6	90.9	61.0			35.83	236	104
8. 2006	15,169	2,947	12,222	59.4	83.9	55.5			35.83	1,403	285
9. 2007	18,954	3,129	15,825	67.6	91.8	64.2			35.83	4,795	882
10. 2008	22,771	5,192	17,579	76.5	137.5	67.6			35.83	8,426	1,591
11. 2009	23,884	3,543	20,341	73.9	93.3	71.3			35.83	13,332	3,029
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	28,262	5,929

SCHEDULE P - PART 1D - WORKERS' COMPENSATION

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported- Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	1,205	855	110	63	4		19	401	XXX
2. 2000	46,333	19,746	26,587	42,757	27,813	5,175	2,914	3,124	350	197	19,980	7,735
3. 2001	54,062	29,320	24,742	34,809	22,650	4,322	2,535	2,746	674	361	16,017	7,609
4. 2002	40,232	11,668	28,564	21,512	7,506	2,952	594	1,704	(147)	269	18,216	3,339
5. 2003	44,031	12,023	32,007	22,526	5,345	3,366	369	1,824	1	258	22,000	2,904
6. 2004	51,391	10,099	41,292	18,793	2,757	3,522	250	2,149	1	414	21,455	2,910
7. 2005	49,405	6,612	42,792	17,885	2,048	2,846	132	1,866		311	20,416	2,488
8. 2006	44,046	5,319	38,727	15,253	1,383	2,449	99	2,068		87	18,288	2,369
9. 2007	41,683	5,045	36,638	13,792	1,238	2,622	104	1,990		71	17,063	2,180
10. 2008	44,728	5,561	39,167	11,819	947	1,611	71	1,744		24	14,156	2,273
11. 2009	66,572	7,870	58,702	7,109	674	1,308	40	2,005	101	0	9,606	2,882
12. Totals	XXX	XXX	XXX	207,461	73,217	30,283	7,172	21,225	981	2,011	177,599	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior	6,213	4,658	2,005	1,436	223	192	359	257	226			2,482	49
2. 2000	3,556	3,243	1,426	1,301	81	102	255	233	158			596	35
3. 2001	3,253	2,848	1,467	1,342	89	124	262	240	172			691	36
4. 2002	1,862	1,355	1,249	684	70	66	223	122	111			1,288	19
5. 2003	1,725	535	2,027	1,087	91	31	363	194	98			2,456	20
6. 2004	2,772	1,478	2,432	1,296	121	68	435	232	131			2,818	30
7. 2005	2,741	801	2,786	1,224	135	29	498	219	104			3,991	33
8. 2006	2,443	207	3,934	1,141	179	17	704	204	147			5,837	48
9. 2007	4,739	472	4,801	1,395	367	35	859	249	223			8,838	100
10. 2008	5,985	480	7,038	1,456	639	55	1,259	260	170			12,839	243
11. 2009	11,775	1,637	20,541	3,485	1,598	188	3,673	623	908			32,562	1,520
12. Totals	47,063	17,714	49,707	15,846	3,593	907	8,889	2,834	2,449	0	0	74,398	2,133

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	2,123	359
2. 2000	56,533	35,956	20,576	122.0	182.1	77.4			35.83	438	158
3. 2001	47,122	30,413	16,708	87.2	103.7	67.5			35.83	530	161
4. 2002	29,684	10,180	19,504	73.8	87.2	68.3			35.83	1,072	216
5. 2003	32,019	7,563	24,456	72.7	62.9	76.4			35.83	2,130	325
6. 2004	30,355	6,082	24,273	59.1	60.2	58.8			35.83	2,430	387
7. 2005	28,861	4,453	24,408	58.4	67.3	57.0			35.83	3,502	489
8. 2006	27,176	3,050	24,126	61.7	57.3	62.3			35.83	5,029	808
9. 2007	29,393	3,492	25,901	70.5	69.2	70.7			35.83	7,674	1,165
10. 2008	30,264	3,270	26,995	67.7	58.8	68.9			35.83	11,086	1,752
11. 2009	48,918	6,750	42,168	73.5	85.8	71.8			35.83	27,194	5,367
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	63,210	11,189

SCHEDULE P - PART 1E - COMMERCIAL MULTIPLE PERIL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	316	305	175	145	64			105	XXX
2. 2000	16,815	8,121	8,694	11,725	5,951	2,875	1,348	886	134	485	8,054	2,091
3. 2001	19,067	6,237	12,830	14,132	5,602	3,027	500	916	76	207	11,897	1,822
4. 2002	21,372	5,523	15,849	11,361	3,542	1,969	302	886	55	169	10,317	1,276
5. 2003	28,920	6,383	22,537	10,941	1,424	3,045	272	994	63	269	13,220	1,156
6. 2004	44,662	9,979	34,683	21,027	6,507	4,326	553	1,705	58	312	19,939	1,315
7. 2005	51,812	11,268	40,544	21,906	4,884	3,591	349	2,036	19	412	22,281	1,746
8. 2006	57,180	13,090	44,090	20,061	5,415	3,399	417	1,811	57	425	19,381	1,644
9. 2007	58,020	11,837	46,183	13,628	1,427	2,033	78	1,646	10	278	15,792	1,584
10. 2008	46,862	8,392	38,470	19,614	3,692	1,089	81	1,651	59	271	18,522	1,521
11. 2009	34,458	4,793	29,665	8,931	365	479	10	1,185	1	56	10,220	888
12. Totals	XXX	XXX	XXX	153,642	39,115	26,008	4,056	13,781	532	2,884	149,728	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	254	203	995	852	171	125	430	368	62	47		316	41
2. 2000	84		57	(7)	9		24	(3)	9			193	4
3. 2001	628	542	139	35	72	36	56	12	37	8		298	8
4. 2002	17		105	(14)	20	4	45	(6)	9			211	4
5. 2003	172	41	439	150	76	6	187	62	26			641	14
6. 2004	2,680	712	1,877	709	478	240	777	298	107			3,960	39
7. 2005	2,936	967	2,617	1,052	449	29	1,015	424	150			4,695	71
8. 2006	4,221	1,011	3,729	1,146	522	54	1,561	480	193			7,536	115
9. 2007	2,203	70	7,090	2,468	704	10	2,905	990	320			9,684	205
10. 2008	2,517	41	7,438	1,779	522	5	2,969	684	458			11,395	150
11. 2009	2,979	166	7,664	1,456	253	8	2,727	474	736	3		12,251	235
12. Totals	18,692	3,754	32,150	9,628	3,277	518	12,696	3,783	2,107	58	0	51,180	887

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	194	122
2. 2000	15,670	7,423	8,247	93.2	91.4	94.9			35.83	148	45
3. 2001	19,007	6,812	12,195	99.7	109.2	95.0			35.83	189	109
4. 2002	14,412	3,884	10,528	67.4	70.3	66.4			35.83	136	75
5. 2003	15,880	2,019	13,861	54.9	31.6	61.5			35.83	420	221
6. 2004	32,978	9,079	23,899	73.8	91.0	68.9			35.83	3,136	824
7. 2005	34,700	7,724	26,976	67.0	68.5	66.5			35.83	3,534	1,161
8. 2006	35,498	8,581	26,917	62.1	65.5	61.1			35.83	5,794	1,742
9. 2007	30,528	5,052	25,476	52.6	42.7	55.2			35.83	6,755	2,930
10. 2008	36,259	6,342	29,917	77.4	75.6	77.8			35.83	8,135	3,260
11. 2009	24,954	2,483	22,471	72.4	51.8	75.7			35.83	9,020	3,230
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	37,460	13,720

SCHEDULE P - PART 1F - SECTION 1 - MEDICAL PROFESSIONAL LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000	367	123	245	281	142	120	52	13			220	11
3. 2001	424	109	315	32	47	46	21	8			18	10
4. 2002	410	56	354	104	15	103	21	13			184	8
5. 2003	544	46	498	145	136	32	5	11			47	10
6. 2004	615	44	570	48	8	57	19	11		36	90	6
7. 2005	710	40	670	153	30	47	5	10			176	3
8. 2006	679	3	675	45		19		8			72	6
9. 2007	540		540	5		2		4			11	5
10. 2008	490	1	489					2			2	1
11. 2009	421	2	419								0	
12. Totals	XXX	XXX	XXX	814	377	426	123	80	0	36	820	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior			8				5		0			14	
2. 2000			8				4		0			12	
3. 2001			7	1			4	1	0			10	
4. 2002			12	2			7	1	1			16	
5. 2003			20	2			11	1	1			29	
6. 2004			28	4			16	2	2			39	
7. 2005	27		61	7	18		35	4	5			134	1
8. 2006	73		116	1	9		66	0	10			273	2
9. 2007	8		123		19		70		9			230	3
10. 2008	5		152		2		87		10			255	1
11. 2009			134				76		9			219	
12. Totals	114	0	669	17	47	0	381	9	47	0	0	1,232	7

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	8	5
2. 2000	425	193	232	115.8	157.9	94.8			35.83	8	5
3. 2001	98	70	28	23.0	64.1	8.9			35.83	6	4
4. 2002	239	38	200	58.2	67.9	56.6			35.83	10	6
5. 2003	221	145	76	40.7	316.3	15.4			35.83	18	11
6. 2004	162	33	128	26.3	74.6	22.5			35.83	24	15
7. 2005	356	46	310	50.1	113.8	46.2			35.83	81	54
8. 2006	346	1	346	51.0	25.1	51.2			35.83	189	84
9. 2007	241	0	241	44.7	0.0	44.7			35.83	132	98
10. 2008	257	0	257	52.5	0.0	52.6			35.83	157	98
11. 2009	219	0	219	52.1	0.0	52.3			35.83	134	85
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	766	466

SCHEDULE P - PART 1F - SECTION 2 - MEDICAL PROFESSIONAL LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12 Number of Claims Reported-Direct and Assumed
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000	1,298	409	889	1,057	573	460	121	58			880	38
3. 2001	1,774	388	1,386	1,246	599	633	172	76			1,184	40
4. 2002	2,220	439	1,781	778	91	701	67	84			1,406	50
5. 2003	2,744	523	2,220	1,614	575	855	124	135			1,905	57
6. 2004	3,158	624	2,534	422	23	488	54	116			949	46
7. 2005	3,629	394	3,235	463	40	292	44	125			795	26
8. 2006	3,397	311	3,086	405	50	203	21	136			673	25
9. 2007	3,252	377	2,875	276	(4)	137		110			526	16
10. 2008	3,589	320	3,270	171		101		104			376	21
11. 2009	3,697	701	2,996			9		95			104	14
12. Totals	XXX	XXX	XXX	6,432	1,947	3,879	605	1,039	0	0	8,798	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	
2. 2000												0	
3. 2001												0	
4. 2002			0	0			0	0	0			0	
5. 2003			1	0			0	0	0			1	
6. 2004			6	6			3	3	0			0	
7. 2005	54		48	23	12		27	13	5			109	0
8. 2006	2		65	9	2		37	5	4			95	0
9. 2007	205		49	24	75		28	14	13			331	3
10. 2008	335		506	117	85		288	67	46			1,076	6
11. 2009	279	72	955	173	61	7	545	99	65			1,554	11
12. Totals	875	72	1,629	353	234	7	928	201	134	0	0	3,167	20

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	1,574	694	880	121.3	169.9	99.0			35.83	0	0
3. 2001	1,955	771	1,184	110.2	198.7	85.4			35.83	0	0
4. 2002	1,564	158	1,406	70.4	36.0	79.0			35.83	0	0
5. 2003	2,606	700	1,906	95.0	133.7	85.8			35.83	0	0
6. 2004	1,036	86	949	32.8	13.8	37.5			35.83	0	0
7. 2005	1,025	121	904	28.2	30.7	28.0			35.83	78	31
8. 2006	853	85	768	25.1	27.5	24.9			35.83	58	38
9. 2007	892	34	858	27.4	9.1	29.8			35.83	229	102
10. 2008	1,636	184	1,452	45.6	57.6	44.4			35.83	723	353
11. 2009	2,008	350	1,658	54.3	50.0	55.3			35.83	989	564
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	2,079	1,088

SCHEDULE P - PART 1G - SPECIAL LIABILITY
(OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000			0								0	XXX
3. 2001			0								0	XXX
4. 2002			0								0	XXX
5. 2003			0								0	XXX
6. 2004			0								0	XXX
7. 2005			0								0	XXX
8. 2006	71	38	33			37	1	2	17		20	XXX
9. 2007	1,130	670	460	187	106	7	3	40	12	25	113	XXX
10. 2008	2,464	1,464	1,000	461	265	32	13	95	23	14	287	XXX
11. 2009	3,195	1,850	1,345	199	95	3	1	57	9	8	154	XXX
12. Totals	XXX	XXX	XXX	847	466	78	19	194	61	47	574	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	
2. 2000												0	
3. 2001												0	
4. 2002												0	
5. 2003												0	
6. 2004												0	
7. 2005												0	
8. 2006						0			2	1		0	0
9. 2007	27	13	100	60	10	5	25	15	6	0		74	2
10. 2008	157	78	312	197	24	11	109	69	35	10		271	15
11. 2009	229	114	857	506	12	6	205	122	58	10		602	10
12. Totals	412	206	1,269	764	46	23	339	206	101	21	0	948	28

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	0	0	0	0.0	0.0	0.0			35.83	0	0
3. 2001	0	0	0	0.0	0.0	0.0			35.83	0	0
4. 2002	0	0	0	0.0	0.0	0.0			35.83	0	0
5. 2003	0	0	0	0.0	0.0	0.0			35.83	0	0
6. 2004	0	0	0	0.0	0.0	0.0			35.83	0	0
7. 2005	0	0	0	0.0	0.0	0.0			35.83	0	0
8. 2006	40	20	21	56.8	51.4	63.0			35.83	0	0
9. 2007	402	215	187	35.6	32.1	40.6			35.83	53	21
10. 2008	1,224	667	558	49.7	45.5	55.8			35.83	193	78
11. 2009	1,620	863	756	50.7	46.7	56.2			35.83	465	137
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	711	236

SCHEDULE P - PART 1H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported- Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	828	181	741	85	(80)	1	3	1,222	XXX
2. 2000	12,454	4,571	7,883	7,300	2,052	4,032	386	530	129	426	9,295	683
3. 2001	14,815	4,120	10,695	5,210	1,994	3,008	429	519	0	720	6,315	516
4. 2002	14,446	4,063	10,383	6,284	1,913	2,621	240	542	23	565	7,271	498
5. 2003	20,004	3,728	16,276	4,166	493	2,776	41	459	1	739	6,866	338
6. 2004	28,932	5,490	23,442	7,205	2,359	2,905	83	728	56	638	8,340	561
7. 2005	32,945	6,727	26,218	9,093	2,169	5,088	18	729	367	517	12,356	769
8. 2006	32,786	6,731	26,055	9,746	3,754	3,067	140	700	8	385	9,611	725
9. 2007	35,313	7,063	28,250	3,915	188	2,017	38	524	14	373	6,215	729
10. 2008	47,492	10,041	37,451	2,601	238	954	8	813	1	234	4,121	931
11. 2009	57,824	12,291	45,532	451	34	407	2	507	1	111	1,329	772
12. Totals	XXX	XXX	XXX	56,799	15,376	27,616	1,469	5,971	601	4,711	72,939	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
1. Prior	262		1,355	125	329	10	585	54	161			2,503	125
2. 2000	276	27	542	108	296	11	234	47	71			1,227	63
3. 2001	265	52	329	78	67	22	142	34	36			652	25
4. 2002	161	6	423	158	150	14	183	68	43			714	30
5. 2003	84	5	494	119	105	2	214	51	49			769	17
6. 2004	1,057	600	837	303	163	3	361	131	79			1,460	24
7. 2005	988	202	1,682	701	434	135	727	303	153	0		2,642	37
8. 2006	1,770	131	3,257	1,012	449	27	1,406	437	268	(0)		5,545	46
9. 2007	1,711	140	6,079	1,930	548	13	2,625	833	548			8,595	77
10. 2008	3,738	846	13,146	4,068	664	21	5,677	1,757	972			17,504	236
11. 2009	2,436	129	20,174	6,046	236	3	8,712	2,611	1,513	0		24,282	354
12. Totals	12,748	2,138	48,319	14,647	3,440	260	20,866	6,325	3,892	0	0	65,894	1,034

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	1,492	1,011
2. 2000	13,281	2,759	10,522	106.6	60.4	133.5			35.83	683	544
3. 2001	9,576	2,609	6,967	64.6	63.3	65.1			35.83	463	189
4. 2002	10,407	2,422	7,985	72.0	59.6	76.9			35.83	420	294
5. 2003	8,346	712	7,635	41.7	19.1	46.9			35.83	455	314
6. 2004	13,335	3,535	9,800	46.1	64.4	41.8			35.83	991	469
7. 2005	18,893	3,894	14,998	57.3	57.9	57.2			35.83	1,768	874
8. 2006	20,664	5,508	15,156	63.0	81.8	58.2			35.83	3,885	1,661
9. 2007	17,966	3,156	14,810	50.9	44.7	52.4			35.83	5,720	2,875
10. 2008	28,564	6,939	21,625	60.1	69.1	57.7			35.83	11,970	5,534
11. 2009	34,436	8,825	25,611	59.6	71.8	56.2			35.83	16,435	7,847
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	44,281	21,613

SCHEDULE P - PART 1H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX		1	5	3				2	XXX
2. 2000	5,692	1,316	4,376	2,020	925	1,488	413	275	46	9	2,399	189
3. 2001	6,045	1,808	4,237	2,929	1,272	1,872	705	349	118	55	3,054	205
4. 2002	3,281	1,026	2,255	1,078	607	745	396	238	105	36	954	138
5. 2003	884	25	859	197	10	174	14	238	166	3	420	38
6. 2004	1,844	593	1,251	250		311		180	61	1	681	78
7. 2005	6,451	621	5,831	542		326		245	42	135	1,072	150
8. 2006	12,750	1,143	11,607	1,197	160	270		234	7	1,914	1,534	186
9. 2007	12,232	1,248	10,984	1,594	86	578	5	295		314	2,376	223
10. 2008	8,882	1,126	7,756	689	28	423	6	268		404	1,345	204
11. 2009	5,750	946	4,804	232	32	117	2	131	0	8	446	236
12. Totals	XXX	XXX	XXX	10,729	3,121	6,310	1,544	2,455	544	2,879	14,285	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	Number of
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Claims Outstanding-Direct and Assumed
1. Prior	9	6	0	0	10	6	0	0	1			7	0
2. 2000												0	
3. 2001	18		13	5	1		5	2	1			31	0
4. 2002	19		15	10	22		6	4	2			50	1
5. 2003												0	
6. 2004												0	
7. 2005			125	12	2		54	5	13			177	0
8. 2006	123		672	72	31		290	31	72			1,084	3
9. 2007	247	1	1,421	182	87		613	78	145			2,253	13
10. 2008	187	10	1,430	209	188	8	618	90	145			2,252	24
11. 2009	421	22	1,333	271	322	14	575	117	172	1		2,399	84
12. Totals	1,023	39	5,008	760	664	28	2,163	328	551	1	0	8,252	125

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	3	4
2. 2000	3,783	1,384	2,399	66.5	105.2	54.8			35.83	0	0
3. 2001	5,188	2,103	3,085	85.8	116.3	72.8			35.83	25	6
4. 2002	2,126	1,122	1,004	64.8	109.4	44.5			35.83	23	27
5. 2003	610	190	420	69.0	755.7	48.9			35.83	0	0
6. 2004	742	61	681	40.2	10.3	54.4			35.83	0	0
7. 2005	1,307	58	1,249	20.3	9.4	21.4			35.83	113	63
8. 2006	2,889	271	2,618	22.7	23.7	22.6			35.83	722	362
9. 2007	4,982	353	4,629	40.7	28.3	42.1			35.83	1,485	768
10. 2008	3,948	351	3,597	44.4	31.1	46.4			35.83	1,398	853
11. 2009	3,304	458	2,845	57.5	48.4	59.2			35.83	1,461	938
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	5,231	3,021

SCHEDULE P - PART 1I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported- Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	1,077	618	315	154	32	9	25	643	XXX
2. 2008	16,591	6,377	10,214	8,472	2,725	31	5	628	21	61	6,380	XXX
3. 2009	16,436	4,761	11,675	6,366	1,888	18	1	555	5	275	5,045	XXX
4. Totals	XXX	XXX	XXX	15,915	5,230	364	160	1,215	35	361	12,068	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR					Total Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated		
1. Prior	453	305	154	93	65	31	16	10	25	6		270	20
2. 2008	324	130	200	83	15	8	20	9	29	5		352	11
3. 2009	969	52	1,119	564	29	4	111	58	143			1,695	53
4. Totals	1,747	487	1,473	739	109	43	147	76	197	11	0	2,317	85

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	211	60
2. 2008	9,718	2,986	6,732	58.6	46.8	65.9			35.83	311	41
3. 2009	9,312	2,572	6,740	56.7	54.0	57.7			35.83	1,473	222
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	1,994	323

SCHEDULE P - PART 1J - AUTO PHYSICAL DAMAGE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	(122)	(1)	38		18		133	(65)	XXX
2. 2008	7,248	94	7,154	3,687	13	156		310	1	286	4,139	662
3. 2009	7,769	75	7,694	3,241		127		281	(3)	142	3,652	666
4. Totals	XXX	XXX	XXX	6,806	12	321	0	608	(2)	561	7,726	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	5		107	23	19		14	3	5			125	34
2. 2008	48		82	18	39		11	2	6			166	29
3. 2009	505		604	36	43		81	5	83			1,275	200
4. Totals	559	0	794	77	101	0	106	10	94	0	0	1,566	263

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	90	35
2. 2008	4,339	34	4,305	59.9	36.1	60.2			35.83	113	53
3. 2009	4,965	38	4,927	63.9	50.5	64.0			35.83	1,073	202
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	1,275	290

SCHEDULE P - PART 1K - FIDELITY/SURETY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	(25)	(17)	86	67			33	10	XXX
2. 2008	1,710	502	1,207	(0)		0		0			0	XXX
3. 2009	1,290	440	850	18	16			14			17	XXX
4. Totals	XXX	XXX	XXX	(7)	(1)	86	67	15	0	33	27	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	1,792	1,502	119	80	57	56	43	29	46		24	389	
2. 2008	0		183	106	(0)		66	38	9			114	
3. 2009			214	82			77	30	14			193	
4. Totals	1,792	1,502	517	268	56	56	186	97	69	0	24	697	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	329	61
2. 2008	258	144	115	15.1	28.6	9.5			35.83	78	36
3. 2009	338	128	210	26.2	29.1	24.7			35.83	132	62
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	539	158

SCHEDULE P - PART 1L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported- Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2008			0								0	XXX
3. 2009			0								0	XXX
4. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	
2. 2008												0	
3. 2009												0	
4. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2008	0	0	0	0.0	0.0	0.0				0	0
3. 2009	0	0	0	0.0	0.0	0.0				0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

Sch. P-Pt. 1M
NONE

Sch. P-Pt. 1N
NONE

SCHEDULE P - PART 10 - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000			0								0	XXX
3. 2001			0								0	XXX
4. 2002	0		0								0	XXX
5. 2003		(1,190)	1,190								0	XXX
6. 2004		(954)	954								0	XXX
7. 2005			0								0	XXX
8. 2006			0								0	XXX
9. 2007			0								0	XXX
10. 2008			0								0	XXX
11. 2009			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 2000												0	XXX
3. 2001												0	XXX
4. 2002												0	XXX
5. 2003												0	XXX
6. 2004												0	XXX
7. 2005												0	XXX
8. 2006												0	XXX
9. 2007												0	XXX
10. 2008												0	XXX
11. 2009												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	0	0	0	0.0	0.0	0.0			35.83	0	0
3. 2001	0	0	0	0.0	0.0	0.0			35.83	0	0
4. 2002	0	0	0	0.0	0.0	0.0			35.83	0	0
5. 2003	0	0	0	0.0	0.0	0.0			35.83	0	0
6. 2004	0	0	0	0.0	0.0	0.0			35.83	0	0
7. 2005	0	0	0	0.0	0.0	0.0			35.83	0	0
8. 2006	0	0	0	0.0	0.0	0.0			35.83	0	0
9. 2007	0	0	0	0.0	0.0	0.0			35.83	0	0
10. 2008	0	0	0	0.0	0.0	0.0			35.83	0	0
11. 2009	0	0	0	0.0	0.0	0.0			35.83	0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12 Number of Claims Reported-Direct and Assumed
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000			0								0	XXX
3. 2001			0								0	XXX
4. 2002			0								0	XXX
5. 2003			0								0	XXX
6. 2004			0								0	XXX
7. 2005			0								0	XXX
8. 2006			0								0	XXX
9. 2007			0								0	XXX
10. 2008			0								0	XXX
11. 2009			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 2000												0	XXX
3. 2001												0	XXX
4. 2002												0	XXX
5. 2003												0	XXX
6. 2004												0	XXX
7. 2005												0	XXX
8. 2006												0	XXX
9. 2007												0	XXX
10. 2008												0	XXX
11. 2009												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

NONE

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	0	0	0	0.0	0.0	0.0				0	0
3. 2001	0	0	0	0.0	0.0	0.0				0	0
4. 2002	0	0	0	0.0	0.0	0.0				0	0
5. 2003	0	0	0	0.0	0.0	0.0				0	0
6. 2004	0	0	0	0.0	0.0	0.0				0	0
7. 2005	0	0	0	0.0	0.0	0.0				0	0
8. 2006	0	0	0	0.0	0.0	0.0				0	0
9. 2007	0	0	0	0.0	0.0	0.0				0	0
10. 2008	0	0	0	0.0	0.0	0.0				0	0
11. 2009	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments									12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	125		1					127	XXX
2. 2000	165	41	124	251	144	25	21	2			113	3
3. 2001	150	63	87	21	3	17	2	4	0		36	2
4. 2002	87	29	58	1	1						0	0
5. 2003	102	20	82					3			3	1
6. 2004	98	19	80	1				3			4	0
7. 2005	162	41	121	26	1	11		9			46	2
8. 2006	347	87	260	40	9	28	0	13		2	71	10
9. 2007	458	94	364	15	4	9	2	8			25	5
10. 2008	769	121	647	20		0		19			40	4
11. 2009	901	123	778	9		0		18			27	5
12. Totals	XXX	XXX	XXX	509	163	93	26	80	0	2	492	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior			3	1	6		1	1	0			9	0
2. 2000												0	
3. 2001												0	
4. 2002			0	0			0	0				0	
5. 2003												0	
6. 2004			0	0			0	0				0	
7. 2005			3	2			1	1	0			2	
8. 2006	18		11	4	1		5	2	1			30	0
9. 2007			10	6			4	2	1			6	
10. 2008	13		78	26	1		34	11	5			92	1
11. 2009	15		295	81	2		127	35	19			343	3
12. Totals	45	0	400	120	11	0	173	52	25	0	0	481	5

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	2	7
2. 2000	279	166	113	168.8	406.1	90.8			35.83	0	0
3. 2001	42	5	36	27.7	8.6	41.4			35.83	0	0
4. 2002	1	1	0	1.3	2.5	0.6			35.83	0	0
5. 2003	3	0	3	2.8	0.0	3.5			35.83	0	0
6. 2004	4	0	4	4.1	0.1	5.0			35.83	0	0
7. 2005	51	4	47	31.4	9.3	38.8			35.83	1	1
8. 2006	117	16	101	33.7	18.1	38.9			35.83	25	5
9. 2007	46	14	32	10.0	15.1	8.7			35.83	4	2
10. 2008	170	38	132	22.1	31.2	20.4			35.83	64	28
11. 2009	485	115	369	53.8	93.6	47.5			35.83	229	114
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	325	157

SCHEDULE P - PART 1R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000	105	52	52								0	
3. 2001	72	47	25			12	12				0	0
4. 2002	(14)	(13)	(1)			0	0	0			0	
5. 2003	183	32	151								0	
6. 2004	186	(1)	187					0			0	
7. 2005	119	71	48	269	215						54	
8. 2006	189	57	132	15							15	
9. 2007	185	69	116								0	
10. 2008	135	63	72								0	
11. 2009	143	57	87					0			0	
12. Totals	XXX	XXX	XXX	283	215	12	12	1	0	0	70	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 2000												0	
3. 2001												0	
4. 2002												0	
5. 2003												0	
6. 2004												0	
7. 2005			22	13			10	6				13	
8. 2006	0		36	11			16	5				37	
9. 2007												0	
10. 2008			84	84			36	36				0	
11. 2009			3	1			1	0	0			3	
12. Totals	0	0	145	109	0	0	63	47	0	0	0	53	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	0	0	0	0.0	0.0	0.0			35.83	0	0
3. 2001	12	12	0	16.4	25.4	0.0			35.83	0	0
4. 2002	1	0	0	(5.0)	(2.7)	(33.3)			35.83	0	0
5. 2003	0	0	0	0.0	0.0	0.0			35.83	0	0
6. 2004	0	0	0	0.2	0.0	0.2			35,83	0	0
7. 2005	301	234	67	252.2	329.2	139.3			35.83	9	4
8. 2006	67	16	52	35.6	27.6	39.0			35.83	26	11
9. 2007	0	0	0	0.0	0.0	0.0			35.83	0	0
10. 2008	120	120	0	88.8	189.1	0.0			35.83	0	0
11. 2009	5	2	3	3.2	2.9	3.3			35.83	2	1
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	37	16

Sch. P-Pt. 1S
NONE

Sch. P-Pt. 1T
NONE

SCHEDULE P - PART 2A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior											0	0
2. 2000											0	0
3. 2001	XXX										0	0
4. 2002	XXX	XXX									0	0
5. 2003	XXX	XXX	XXX								0	0
6. 2004	XXX	XXX	XXX	XXX							0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	809	878	70	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	108	XXX	XXX
										12. Totals	70	0

SCHEDULE P - PART 2B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	2,801	2,840	2,629	2,168	2,128	1,476	1,476	1,476	1,476	1,476	0	0
2. 2000	2,822	3,485	3,401	3,390	3,369	3,352	3,352	3,352	3,352	3,352	0	0
3. 2001	XXX	3,280	3,541	3,570	3,754	3,797	3,797	3,797	3,797	3,797	0	0
4. 2002	XXX	XXX	1,549	1,328	1,470	1,478	1,478	1,478	1,478	1,478	0	0
5. 2003	XXX	XXX	XXX	4	1	1	1	1	1	1	0	0
6. 2004	XXX	XXX	XXX	XXX	1	2	2	2	2	2	0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0		(0)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	78	XXX	XXX
										12. Totals	(0)	0

SCHEDULE P - PART 2C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	3,208	3,708	3,984	4,048	3,969	3,952	3,932	3,917	3,888	3,879	(9)	(38)
2. 2000	6,140	6,583	7,625	7,683	8,225	8,394	8,535	8,498	8,528	8,492	(36)	(5)
3. 2001	XXX	7,355	8,047	8,982	9,092	9,308	9,232	9,217	9,171	9,123	(48)	(94)
4. 2002	XXX	XXX	3,786	3,700	4,160	4,274	4,275	4,306	4,244	4,225	(20)	(81)
5. 2003	XXX	XXX	XXX	2,868	2,749	2,739	2,798	2,770	2,750	2,705	(45)	(65)
6. 2004	XXX	XXX	XXX	XXX	6,450	6,157	5,610	6,060	5,795	5,812	18	(248)
7. 2005	XXX	XXX	XXX	XXX	XXX	10,136	10,494	10,726	10,822	10,549	(273)	(177)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	12,309	11,926	11,125	11,234	108	(692)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,238	15,024	14,515	(508)	(723)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16,373	16,249	(124)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	18,448	XXX	XXX
										12. Totals	(937)	(2,123)

SCHEDULE P - PART 2D - WORKERS' COMPENSATION

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	16,400	14,586	15,976	16,794	16,956	17,037	17,938	18,050	18,097	18,046	(51)	(4)
2. 2000	17,887	20,707	17,502	16,792	16,622	17,702	17,937	17,580	17,571	17,644	73	64
3. 2001	XXX	15,932	16,809	16,244	16,155	14,795	14,727	14,574	14,435	14,464	29	(111)
4. 2002	XXX	XXX	17,836	17,929	17,455	17,854	17,626	17,622	17,506	17,542	36	(80)
5. 2003	XXX	XXX	XXX	20,232	20,916	22,415	22,778	22,403	22,415	22,536	120	133
6. 2004	XXX	XXX	XXX	XXX	26,313	25,153	24,121	22,737	22,061	21,993	(68)	(744)
7. 2005	XXX	XXX	XXX	XXX	XXX	27,161	27,279	25,257	23,664	22,438	(1,226)	(2,819)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	25,085	24,677	22,372	21,911	(461)	(2,765)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	25,007	24,827	23,688	(1,139)	(1,319)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	25,789	25,080	(708)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	39,356	XXX	XXX
										12. Totals	(3,395)	(7,645)

SCHEDULE P - PART 2E - COMMERCIAL MULTIPLE PERIL

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	5,262	5,975	7,131	8,308	8,800	8,780	10,046	9,699	9,652	9,642	(10)	(57)
2. 2000	5,976	6,468	6,672	7,212	7,007	7,379	7,287	7,418	7,435	7,486	50	68
3. 2001	XXX	9,128	9,306	10,318	10,789	11,222	11,299	11,367	11,406	11,326	(81)	(42)
4. 2002	XXX	XXX	8,591	9,381	9,715	9,762	9,797	9,863	9,711	9,688	(23)	(175)
5. 2003	XXX	XXX	XXX	12,266	12,174	12,255	12,323	12,439	12,417	12,904	487	465
6. 2004	XXX	XXX	XXX	XXX	17,998	18,441	18,507	19,941	21,166	22,145	979	2,204
7. 2005	XXX	XXX	XXX	XXX	XXX	23,785	23,088	23,958	24,238	24,810	571	851
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	25,303	25,591	25,495	24,970	(525)	(621)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	25,089	24,784	23,520	(1,264)	(1,569)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	26,646	27,867	1,221	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20,554	XXX	XXX
										12. Totals	1,406	1,124

SCHEDULE P - PART 2F - SECTION 1 - MEDICAL PROFESSIONAL LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior	609	435	409	459	423	414	475	435	415	409	(6)	(25)
2. 2000	179	138	133	208	138	129	187	226	223	219	(4)	(7)
3. 2001	XXX	174	104	117	94	51	42	33	24	20	(4)	(13)
4. 2002	XXX	XXX	193	198	234	232	219	210	195	187	(8)	(23)
5. 2003	XXX	XXX	XXX	243	284	317	271	90	74	64	(11)	(26)
6. 2004	XXX	XXX	XXX	XXX	320	318	278	222	175	116	(59)	(106)
7. 2005	XXX	XXX	XXX	XXX	XXX	368	334	363	323	295	(29)	(68)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	392	328	337	327	(9)	(1)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	305	260	228	(32)	(77)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	288	246	(42)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	211	XXX	XXX
										12. Totals	(204)	(346)

SCHEDULE P - PART 2F - SECTION 2 - MEDICAL PROFESSIONAL LIABILITY - CLAIMS-MADE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	420	444	527	595	573	586	582	570	570	570	0	0
2. 2000	717	652	691	793	789	824	822	822	822	822	0	0
3. 2001	XXX	1,104	1,357	1,290	1,165	1,113	1,105	1,104	1,108	1,108	0	4
4. 2002	XXX	XXX	1,118	1,335	1,370	1,378	1,338	1,323	1,322	1,322	0	(1)
5. 2003	XXX	XXX	XXX	1,582	1,853	1,938	1,869	1,808	1,806	1,770	(35)	(38)
6. 2004	XXX	XXX	XXX	XXX	1,820	1,747	1,178	846	833	833	0	(14)
7. 2005	XXX	XXX	XXX	XXX	XXX	2,284	1,768	903	820	774	(46)	(128)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	1,991	1,416	688	628	(60)	(788)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,553	1,083	735	(348)	(818)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,888	1,302	(586)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,498	XXX	XXX
										12. Totals	(1,076)	(1,783)

SCHEDULE P - PART 2G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER & MACHINERY)

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior											0	0
2. 2000											0	0
3. 2001	XXX										0	0
4. 2002	XXX	XXX									0	0
5. 2003	XXX	XXX	XXX								0	0
6. 2004	XXX	XXX	XXX	XXX							0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	23	40	38	35	(3)	(5)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	241	202	153	(49)	(87)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	675	460	(215)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	660	XXX	XXX
										12. Totals	(266)	(92)

SCHEDULE P - PART 2H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	10,907	11,396	15,279	18,549	20,461	22,235	23,525	25,664	27,013	26,720	(293)	1,056
2. 2000	4,218	4,898	5,490	6,633	7,512	8,035	9,024	9,231	9,585	10,049	465	818
3. 2001	XXX	5,014	4,091	4,749	5,732	6,008	6,098	6,038	6,463	6,412	(50)	374
4. 2002	XXX	XXX	4,638	4,337	5,562	6,314	6,996	6,883	7,161	7,423	262	540
5. 2003	XXX	XXX	XXX	7,188	6,247	6,279	6,681	7,065	7,136	7,128	(8)	63
6. 2004	XXX	XXX	XXX	XXX	10,118	9,991	9,370	9,256	9,080	9,050	(31)	(206)
7. 2005	XXX	XXX	XXX	XXX	XXX	13,436	13,210	13,743	14,436	14,484	48	741
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	14,136	13,360	13,894	14,196	302	836
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13,893	14,069	13,752	(317)	(140)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19,713	19,841	127	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	23,593	XXX	XXX
										12. Totals	504	4,083

SCHEDULE P - PART 2H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	2,304	2,182	2,341	2,614	2,742	2,719	2,686	2,725	2,742	2,602	(141)	(123)
2. 2000	2,395	2,397	2,379	2,330	2,360	2,252	2,162	2,143	2,184	2,170	(15)	27
3. 2001	XXX	2,368	2,790	2,845	3,004	2,946	2,891	2,862	2,857	2,852	(5)	(10)
4. 2002	XXX	XXX	816	806	892	886	936	912	911	868	(43)	(44)
5. 2003	XXX	XXX	XXX	425	421	312	389	376	371	348	(24)	(28)
6. 2004	XXX	XXX	XXX	XXX	774	849	743	676	619	562	(57)	(115)
7. 2005	XXX	XXX	XXX	XXX	XXX	2,720	2,209	1,629	1,230	1,033	(197)	(596)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	5,431	4,582	3,097	2,320	(778)	(2,263)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,146	5,528	4,189	(1,340)	(1,957)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,323	3,184	(1,138)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,543	XXX	XXX
										12. Totals	(3,736)	(5,109)

SCHEDULE P - PART 2I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,723	3,047	3,112	65	(610)
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,191	6,102	(89)	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,046	XXX	XXX
										4. Totals	(24)	(610)

SCHEDULE P - PART 2J - AUTO PHYSICAL DAMAGE

Years in Which Losses Were Incurred	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,540	1,158	941	(217)	(599)
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,970	3,990	20	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,560	XXX	XXX
										4. Totals	(197)	(599)

SCHEDULE P - PART 2K - FIDELITY/SURETY

Years in Which Losses Were Incurred	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	172	534	392	(143)	220
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	223	106	(117)	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	182	XXX	XXX
										4. Totals	(260)	220

SCHEDULE P - PART 2L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

Years in Which Losses Were Incurred	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	101	101	97	(3)	(3)
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	(3)	(3)

SCHEDULE P - PART 2M - INTERNATIONAL

NONE

Years in Which Losses Were Incurred	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior											0	0
2. 2000											0	0
3. 2001	XXX										0	0
4. 2002	XXX	XXX									0	0
5. 2003	XXX	XXX	XXX								0	0
6. 2004	XXX	XXX	XXX	XXX							0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior											0	0
2. 2000											0	0
3. 2001	XXX										0	0
4. 2002	XXX	XXX									0	0
5. 2003	XXX	XXX	XXX								0	0
6. 2004	XXX	XXX	XXX	XXX							0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior											0	0
2. 2000											0	0
3. 2001	XXX										0	0
4. 2002	XXX	XXX									0	0
5. 2003	XXX	XXX	XXX								0	0
6. 2004	XXX	XXX	XXX	XXX							0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior											0	0
2. 2000											0	0
3. 2001	XXX										0	0
4. 2002	XXX	XXX									0	0
5. 2003	XXX	XXX	XXX								0	0
6. 2004	XXX	XXX	XXX	XXX							0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior	128	99	102	85	82	83	83	82	290	240	(50)	158
2. 2000	33	39	28	34	113	111	111	111	111	111	0	0
3. 2001	XXX	23	9	12	34	35	34	34	33	33	0	(1)
4. 2002	XXX	XXX	18	4	1	0	0	0	0	0	0	(0)
5. 2003	XXX	XXX	XXX	15	1	0					0	0
6. 2004	XXX	XXX	XXX	XXX	25	2	1	1	1	1	0	(0)
7. 2005	XXX	XXX	XXX	XXX	XXX	61	28	69	45	38	(7)	(31)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	157	124	98	87	(11)	(37)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	159	73	23	(50)	(136)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	293	108	(185)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	333	XXX	XXX
										12. Totals	(303)	(47)

SCHEDULE P - PART 2R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	35	110	101	100	79	82	82	48	48	48	0	0
2. 2000	17	9	8	2							0	0
3. 2001	XXX	10	7	3							0	0
4. 2002	XXX	XXX	1	(1)							0	0
5. 2003	XXX	XXX	XXX	0				8			0	(8)
6. 2004	XXX	XXX	XXX	XXX	49			26			0	(26)
7. 2005	XXX	XXX	XXX	XXX	XXX	25		31	75	67	(7)	37
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	70	120	58	52	(7)	(68)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	46	32		(32)	(46)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	XXX	XXX
										12. Totals	(46)	(112)

SCHEDULE P - PART 2S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

NONE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

SCHEDULE P - PART 2T - WARRANTY

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

NONE

SCHEDULE P - PART 3A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009		
1. Prior	000											0
2. 2000												
3. 2001	XXX											
4. 2002	XXX	XXX										
5. 2003	XXX	XXX	XXX									0
6. 2004	XXX	XXX	XXX	XXX								
7. 2005	XXX	XXX	XXX	XXX	XXX							
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	443	838	55	11
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	86	9	2

SCHEDULE P - PART 3B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	668	890	951	985	1,476	1,476	1,476	1,476	1,476	3,583	1,257
2. 2000	877	2,257	2,942	3,343	3,344	3,352	3,352	3,352	3,352	3,352	545	233
3. 2001	XXX	1,062	2,362	2,878	3,595	3,797	3,797	3,797	3,797	3,797	532	159
4. 2002	XXX	XXX	574	970	1,417	1,478	1,478	1,478	1,478	1,478	251	77
5. 2003	XXX	XXX	XXX	1	1	1	1	1	1	1	0	2
6. 2004	XXX	XXX	XXX	XXX	1	2	2	2	2	2	1	1
7. 2005	XXX	XXX	XXX	XXX	XXX							
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	27		

SCHEDULE P - PART 3C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	1,496	2,752	3,549	3,775	3,863	3,888	3,891	3,890	3,879	3,699	2,606
2. 2000	1,827	3,146	5,195	6,289	7,554	8,079	8,432	8,475	8,512	8,486	1,732	1,537
3. 2001	XXX	1,338	3,986	6,762	7,998	8,691	9,008	9,015	9,125	9,089	876	789
4. 2002	XXX	XXX	976	1,834	3,099	3,847	3,952	4,133	4,182	4,197	241	158
5. 2003	XXX	XXX	XXX	402	1,111	1,910	2,361	2,537	2,700	2,702	288	49
6. 2004	XXX	XXX	XXX	XXX	910	2,407	4,160	5,520	5,717	5,789	627	73
7. 2005	XXX	XXX	XXX	XXX	XXX	1,735	4,354	7,332	9,306	10,224	884	123
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	1,893	4,344	7,519	9,587	962	185
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,573	6,117	8,952	911	307
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,607	6,501	738	505
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,959	453	424

SCHEDULE P - PART 3D - WORKERS' COMPENSATION

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	5,370	9,272	11,711	12,400	13,576	14,808	14,977	15,392	15,789	20,677	4,683
2. 2000	4,289	10,921	12,476	14,663	15,473	16,049	16,724	16,847	17,140	17,206	6,612	1,089
3. 2001	XXX	3,590	9,167	11,706	12,161	12,900	13,315	13,592	13,772	13,945	6,099	1,473
4. 2002	XXX	XXX	4,798	10,368	12,991	14,586	15,587	15,934	16,154	16,365	2,725	595
5. 2003	XXX	XXX	XXX	4,854	11,240	14,577	16,842	18,285	19,473	20,177	2,299	585
6. 2004	XXX	XXX	XXX	XXX	5,811	12,562	16,125	17,986	18,778	19,307	2,270	610
7. 2005	XXX	XXX	XXX	XXX	XXX	6,112	12,706	15,745	17,548	18,551	1,980	475
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	5,774	11,457	14,391	16,221	1,798	523
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,361	11,989	15,073	1,613	466
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,343	12,412	1,522	508
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,702	913	449

SCHEDULE P - PART 3E - COMMERCIAL MULTIPLE PERIL

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	2,503	4,364	6,330	7,294	7,812	8,954	9,209	9,300	9,341	6,233	4,192
2. 2000	2,013	4,056	5,090	6,146	6,404	6,748	7,031	7,176	7,257	7,302	1,420	667
3. 2001	XXX	3,388	5,988	7,636	9,295	10,136	10,557	10,633	10,890	11,057	1,295	518
4. 2002	XXX	XXX	3,099	5,585	7,105	8,291	8,954	9,251	9,419	9,486	919	353
5. 2003	XXX	XXX	XXX	4,533	7,064	8,747	9,956	10,885	11,463	12,289	746	397
6. 2004	XXX	XXX	XXX	XXX	5,341	9,584	11,683	14,332	16,622	18,292	809	466
7. 2005	XXX	XXX	XXX	XXX	XXX	5,749	11,834	14,811	18,240	20,264	1,114	561
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	7,756	12,248	15,370	17,627	967	562
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,760	11,457	14,155	791	588
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,859	16,930	847	524
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,036	392	260

SCHEDULE P - PART 3F - SECTION 1 - MEDICAL PROFESSIONAL LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009		
1. Prior	000	346	373	399	404	402	395	400	396	396	16	69
2. 2000		2	14	67	111	115	116	129	207	207	3	8
3. 2001	XXX	0	1	9	27	32	10	10	10	10	1	9
4. 2002	XXX	XXX		2	18	107	149	171	171	171	2	5
5. 2003	XXX	XXX	XXX	1	30	38	118	35	36	36	3	8
6. 2004	XXX	XXX	XXX	XXX		4	54	73	88	79	1	6
7. 2005	XXX	XXX	XXX	XXX	XXX		2	37	44	166	0	1
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX			46	64	1	4
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			7		3
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3F - SECTION 2 - MEDICAL PROFESSIONAL LIABILITY - CLAIMS-MADE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	251	414	566	566	570	570	570	570	570	31	114
2. 2000	17	200	543	716	768	822	822	822	822	822	9	28
3. 2001	XXX	33	353	865	1,118	1,102	1,105	1,104	1,108	1,108	9	31
4. 2002	XXX	XXX	25	329	868	1,207	1,272	1,322	1,322	1,322	11	39
5. 2003	XXX	XXX	XXX	76	453	1,331	1,652	1,729	1,762	1,770	14	42
6. 2004	XXX	XXX	XXX	XXX	97	367	608	832	833	833	10	36
7. 2005	XXX	XXX	XXX	XXX	XXX	34	223	630	668	670	6	19
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	16	238	403	536	4	20
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14	125	416	3	10
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	71	273	2	13
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9		4

SCHEDULE P - PART 3G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000										XXX	XXX
2. 2000											XXX	XXX
3. 2001	XXX										XXX	XXX
4. 2002	XXX	XXX									XXX	XXX
5. 2003	XXX	XXX	XXX								XXX	XXX
6. 2004	XXX	XXX	XXX	XXX							XXX	XXX
7. 2005	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	9	34	34	35	XXX	XXX
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	48	112	85	XXX	XXX
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	90	215	XXX	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	106	XXX	XXX

SCHEDULE P - PART 3H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	4,163	8,111	11,846	14,908	17,525	19,451	21,744	23,075	24,378	1,861	2,170
2. 2000	180	1,046	2,653	4,478	5,491	6,415	7,653	8,214	8,455	8,893	260	360
3. 2001	XXX	197	905	2,003	3,534	4,464	4,774	5,152	5,633	5,796	231	260
4. 2002	XXX	XXX	281	1,024	2,728	4,760	5,595	5,947	6,430	6,752	211	257
5. 2003	XXX	XXX	XXX	318	1,253	2,596	4,508	5,604	6,180	6,408	182	138
6. 2004	XXX	XXX	XXX	XXX	337	1,689	3,935	5,349	6,857	7,668	334	203
7. 2005	XXX	XXX	XXX	XXX	XXX	797	2,740	6,832	10,111	11,994	463	269
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	1,009	2,524	6,050	8,919	402	278
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	698	2,578	5,706	370	283
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	835	3,308	269	426
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	823	80	338

SCHEDULE P - PART 3H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	845	1,851	2,211	2,402	2,547	2,569	2,574	2,593	2,596	227	973
2. 2000	259	1,201	1,693	1,987	2,132	2,070	2,087	2,095	2,170	2,170	53	136
3. 2001	XXX	352	1,541	2,231	2,666	2,713	2,787	2,813	2,818	2,823	60	145
4. 2002	XXX	XXX	(8)	286	539	647	784	786	814	821	38	100
5. 2003	XXX	XXX	XXX	33	153	230	345	348	348	348	6	32
6. 2004	XXX	XXX	XXX	XXX	118	446	524	565	562	562	15	63
7. 2005	XXX	XXX	XXX	XXX	XXX	188	475	731	827	869	48	102
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	310	1,022	1,266	1,307	93	90
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	672	1,172	2,081	91	120
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	445	1,077	58	122
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	315	35	117

SCHEDULE P - PART 3I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009		
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	2,242	2,862	XXX	XXX
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,362	5,774	XXX	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,495	XXX	XXX

SCHEDULE P - PART 3J - AUTO PHYSICAL DAMAGE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	908	821	2,697	1,047
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,034	3,830	429	204
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,368	317	149

SCHEDULE P - PART 3K - FIDELITY/SURETY

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	37	49	XXX	XXX
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3	XXX	XXX

SCHEDULE P - PART 3L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000		97	XXX	XXX
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3M - INTERNATIONAL

NONE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000										XXX	XXX
2. 2000											XXX	XXX
3. 2001	XXX										XXX	XXX
4. 2002	XXX	XXX									XXX	XXX
5. 2003	XXX	XXX	XXX								XXX	XXX
6. 2004	XXX	XXX	XXX	XXX							XXX	XXX
7. 2005	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1	2	3	4	5	6	7	8	9	10		
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009		
1. Prior	000										XXX	XXX
2. 2000											XXX	XXX
3. 2001	XXX										XXX	XXX
4. 2002	XXX	XXX									XXX	XXX
5. 2003	XXX	XXX	XXX								XXX	XXX
6. 2004	XXX	XXX	XXX	XXX							XXX	XXX
7. 2005	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000										XXX	XXX
2. 2000											XXX	XXX
3. 2001	XXX										XXX	XXX
4. 2002	XXX	XXX									XXX	XXX
5. 2003	XXX	XXX	XXX								XXX	XXX
6. 2004	XXX	XXX	XXX	XXX							XXX	XXX
7. 2005	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000										XXX	XXX
2. 2000											XXX	XXX
3. 2001	XXX										XXX	XXX
4. 2002	XXX	XXX									XXX	XXX
5. 2003	XXX	XXX	XXX								XXX	XXX
6. 2004	XXX	XXX	XXX	XXX							XXX	XXX
7. 2005	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000	40	82	82	82	82	82	82	105	232	6	6
2. 2000		12	21	22	111	111	111	111	111	111	3	1
3. 2001	XXX	2	2	6	33	33	33	33	33	33	1	0
4. 2002	XXX	XXX	0	0	0	0	0	0	0	0	0	
5. 2003	XXX	XXX	XXX									1
6. 2004	XXX	XXX	XXX	XXX	1	1	1	1	1	1	0	
7. 2005	XXX	XXX	XXX	XXX	XXX	2	5	40	40	36	1	1
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	9	44	51	58	5	5
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	14	17	3	2
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20	21	2	0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9	1	1

SCHEDULE P - PART 3R-SECTION 2 - PRODUCTS LIABILITY- CLAIMS-MADE

1. Prior	000	65	76	82	79	82	82	48	48	48	11	16
2. 2000												
3. 2001	XXX											0
4. 2002	XXX	XXX										
5. 2003	XXX	XXX	XXX									
6. 2004	XXX	XXX	XXX	XXX								
7. 2005	XXX	XXX	XXX	XXX	XXX				54	54		
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				15		
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	[illegible]	XXX			XXX	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3T - WARRANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000				
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 4A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	140	18
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17

SCHEDULE P - PART 4B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10
1. Prior	1,069	796	529	97	22					
2. 2000	386	549	167	28	14					
3. 2001	XXX	807	235	68	37					
4. 2002	XXX	XXX	440	72	37					
5. 2003	XXX	XXX	XXX	3						
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10

SCHEDULE P - PART 4C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10
1. Prior	866	512	330	103	24	1	2			
2. 2000	2,134	930	735	267	68	18	49	0		
3. 2001	XXX	2,954	674	321	224	87	(44)	32	21	21
4. 2002	XXX	XXX	1,420	357	281	134	84	116	10	
5. 2003	XXX	XXX	XXX	1,361	675	256	83	23	15	1
6. 2004	XXX	XXX	XXX	XXX	3,477	1,525	364	173	40	12
7. 2005	XXX	XXX	XXX	XXX	XXX	4,939	2,283	1,069	439	166
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	7,421	3,908	1,643	496
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,369	4,863	1,657
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,535	4,837
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,902

SCHEDULE P - PART 4D - WORKERS' COMPENSATION

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10
1. Prior	8,803	3,424	2,514	2,014	1,664	1,096	1,018	1,001	841	670
2. 2000	8,873	4,631	1,294	(116)	(148)	436	328	175	90	148
3. 2001	XXX	7,653	4,287	2,463	2,260	721	834	446	198	147
4. 2002	XXX	XXX	8,592	3,483	1,737	1,251	827	810	580	666
5. 2003	XXX	XXX	XXX	9,381	4,257	3,640	2,858	2,024	1,432	1,108
6. 2004	XXX	XXX	XXX	XXX	13,834	6,862	4,193	2,778	1,711	1,339
7. 2005	XXX	XXX	XXX	XXX	XXX	13,266	7,983	5,272	3,290	1,842
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	12,294	7,724	4,377	3,293
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,488	6,684	4,015
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,017	6,580
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20,107

SCHEDULE P - PART 4E - COMMERCIAL MULTIPLE PERIL

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10
1. Prior	2,257	1,256	748	825	660	474	647	314	227	204
2. 2000	2,612	1,114	508	412	134	155	91	133	106	91
3. 2001	XXX	3,322	1,466	746	444	339	193	334	261	147
4. 2002	XXX	XXX	3,024	2,001	1,212	646	406	332	207	170
5. 2003	XXX	XXX	XXX	5,306	3,602	1,742	1,218	758	525	414
6. 2004	XXX	XXX	XXX	XXX	8,657	5,666	3,569	2,600	1,903	1,647
7. 2005	XXX	XXX	XXX	XXX	XXX	13,439	7,037	5,274	3,095	2,156
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	12,518	10,136	6,383	3,664
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,770	10,169	6,538
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,162	7,944
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,461

SCHEDULE P - PART 4F - SECTION 1 - MEDICAL PROFESSIONAL LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	205	61	22	28	7	11	42	28	19	13
2. 2000	175	78	40	19	26	11	36	24	16	12
3. 2001	XXX	173	98	72	51	13	31	23	14	9
4. 2002	XXX	XXX	193	127	112	46	50	38	24	16
5. 2003	XXX	XXX	XXX	241	227	162	82	54	39	28
6. 2004	XXX	XXX	XXX	XXX	320	246	194	133	74	37
7. 2005	XXX	XXX	XXX	XXX	XXX	358	288	195	136	85
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	392	326	249	181
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	305	255	194
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	288	239
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	211

SCHEDULE P - PART 4F - SECTION 2 - MEDICAL PROFESSIONAL LIABILITY - CLAIMS-MADE

	1	2	3	4	5	6	7	8	9	10
1. Prior	182	38	2	17	1	6	2			
2. 2000	485	230	39	26	15	2	(0)			
3. 2001	XXX	804	359	35	38	7	1			
4. 2002	XXX	XXX	954	400	122	80	36	1		
5. 2003	XXX	XXX	XXX	1,068	632	169	55	15	1	1
6. 2004	XXX	XXX	XXX	XXX	1,285	697	133	14		
7. 2005	XXX	XXX	XXX	XXX	XXX	1,495	1,011	206	133	39
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	1,604	841	88	88
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,332	546	38
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,267	610
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,228

SCHEDULE P - PART 4G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

	1	2	3	4	5	6	7	8	9	10
1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	7	3	0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	143	52	50
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	305	155
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	433

SCHEDULE P - PART 4H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

	1	2	3	4	5	6	7	8	9	10
1. Prior	5,000	2,365	2,625	3,014	2,939	2,169	2,071	2,400	2,547	1,761
2. 2000	2,931	1,990	1,150	863	864	777	744	552	747	622
3. 2001	XXX	4,217	1,933	1,025	875	720	656	432	515	358
4. 2002	XXX	XXX	3,349	1,823	1,235	740	805	528	396	380
5. 2003	XXX	XXX	XXX	5,671	3,464	1,585	1,085	704	606	538
6. 2004	XXX	XXX	XXX	XXX	8,299	5,745	3,753	1,885	926	764
7. 2005	XXX	XXX	XXX	XXX	XXX	10,294	7,197	3,674	2,162	1,406
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	10,942	7,662	4,778	3,215
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,521	8,992	5,941
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16,464	12,998
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20,230

SCHEDULE P - PART 4H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

	1	2	3	4	5	6	7	8	9	10
1. Prior	1,080	399	129	207	182	125	112	131	139	0
2. 2000	1,383	625	217	169	92	65	32	27	15	
3. 2001	XXX	1,345	401	240	155	91	55	27	16	11
4. 2002	XXX	XXX	517	232	188	119	74	48	40	7
5. 2003	XXX	XXX	XXX	230	150	62	42	27	24	
6. 2004	XXX	XXX	XXX	XXX	452	298	168	107	45	
7. 2005	XXX	XXX	XXX	XXX	XXX	2,117	1,407	765	356	162
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	4,707	3,307	1,804	858
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,377	3,475	1,774
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,220	1,750
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,521

SCHEDULE P - PART 4I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,042	437	68
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	860	128
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	609

SCHEDULE P - PART 4J - AUTO PHYSICAL DAMAGE

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	692	134	96
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	399	73
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	644

SCHEDULE P - PART 4K - FIDELITY/SURETY

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	172	30	53
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	223	106
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	180

SCHEDULE P - PART 4L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4M - INTERNATIONAL

NONE

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	39	19	19	3		0	1		21	2
2. 2000	31	19	7	2	2	0	0			
3. 2001	XXX	21	7	0	1	2	1	1		
4. 2002	XXX	XXX	18	3	0	0	0	0		0
5. 2003	XXX	XXX	XXX	15	1	0				
6. 2004	XXX	XXX	XXX	XXX	25	2	0	0		0
7. 2005	XXX	XXX	XXX	XXX	XXX	50	14	14	5	1
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	106	65	19	10
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	152	49	6
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	260	74
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	307

SCHEDULE P - PART 4R-SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	9	38	25							
2. 2000	18	9	8	2						
3. 2001	XXX	10	7	3						
4. 2002	XXX	XXX	1	(1)						
5. 2003	XXX	XXX	XXX	0				8		
6. 2004	XXX	XXX	XXX	XXX	49			26		
7. 2005	XXX	XXX	XXX	XXX	XXX	25		31	20	13
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	70	120	58	36
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	46	32	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2

SCHEDULE P - PART 4S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4T - WARRANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 5A - HOMEOWNERS/FARMOWNERS

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14	55
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	39	3
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							0
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	61	69
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14

SCHEDULE P - PART 5B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	188	32	5	2	(1)	0	1	1	0	618
2. 2000	316	511	530	536	537	538	538	538	538	545
3. 2001	XXX	355	504	526	530	531	531	531	531	532
4. 2002	XXX	XXX	192	239	250	251	251	251	251	251
5. 2003	XXX	XXX	XXX	0	0	0	0	0	0	0
6. 2004	XXX	XXX	XXX	XXX	1	1	1	1	1	1
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	59	6	26	11	10		1			
2. 2000	205	5	14	1	1					
3. 2001	XXX	18	39	9	1	1		0		
4. 2002	XXX	XXX	70	18	1	1				
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	68	11	29	3	(0)	(4)				
2. 2000	654	726	762	765	765	766	766	766	766	778
3. 2001	XXX	455	687	690	690	690	690	690	690	691
4. 2002	XXX	XXX	314	327	328	328	327	327	327	327
5. 2003	XXX	XXX	XXX	3	3	3	3	3	3	3
6. 2004	XXX	XXX	XXX	XXX	2	3	3	3	3	3
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	693	225	94	32	21	7	6	3	1	2
2. 2000	729	1,416	1,647	1,741	1,779	1,798	1,798	1,799	1,801	1,732
3. 2001	XXX	460	752	833	866	879	879	881	883	876
4. 2002	XXX	XXX	144	194	216	232	234	237	240	241
5. 2003	XXX	XXX	XXX	287	421	278	283	286	288	288
6. 2004	XXX	XXX	XXX	XXX	356	578	609	625	630	627
7. 2005	XXX	XXX	XXX	XXX	XXX	440	805	860	881	884
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	511	885	949	962
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	540	878	911
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	454	738
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	453

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	330	158	75	38	18	17	7	3	3	3
2. 2000	800	363	163	74	34	11	5	3	2	1
3. 2001	XXX	497	174	77	35	17	10	4	2	2
4. 2002	XXX	XXX	94	37	16	10	8	4	1	1
5. 2003	XXX	XXX	XXX	129	39	14	7	3	1	0
6. 2004	XXX	XXX	XXX	XXX	190	48	25	8	3	2
7. 2005	XXX	XXX	XXX	XXX	XXX	357	83	39	21	6
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	382	101	49	24
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	399	139	74
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	453	164
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	511

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	2,583	839	610	589	587	585	582	580	588	
2. 2000		2,890	2,988	3,019	3,037	3,046	3,046	3,046	3,053	3,270
3. 2001	XXX		1,600	1,633	1,643	1,646	1,647	1,647	1,647	1,667
4. 2002	XXX	XXX		378	386	397	399	399	400	400
5. 2003	XXX	XXX	XXX		515	357	362	363	363	338
6. 2004	XXX	XXX	XXX	XXX		781	823	830	833	702
7. 2005	XXX	XXX	XXX	XXX	XXX		1,095	1,171	1,186	1,013
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX		1,188	1,258	1,172
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1,324	1,292
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,210	1,408
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,387

SCHEDULE P - PART 5D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	2,477	(96)	125	76	37	27	18	16	10	6
2. 2000	3,725	5,915	6,297	6,436	6,514	6,548	6,576	6,593	6,604	6,612
3. 2001	XXX	3,599	5,591	5,863	5,974	6,028	6,055	6,079	6,090	6,099
4. 2002	XXX	XXX	1,594	2,475	2,614	2,672	2,699	2,717	2,722	2,725
5. 2003	XXX	XXX	XXX	1,120	2,075	2,194	2,252	2,286	2,297	2,299
6. 2004	XXX	XXX	XXX	XXX	1,135	2,067	2,178	2,241	2,261	2,270
7. 2005	XXX	XXX	XXX	XXX	XXX	986	1,811	1,920	1,956	1,980
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	903	1,667	1,761	1,798
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	808	1,502	1,613
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	793	1,522
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	913

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	729	372	237	163	120	94	77	62	56	49
2. 2000	2,774	687	355	212	130	96	71	53	42	35
3. 2001	XXX	2,105	522	265	155	103	80	58	46	36
4. 2002	XXX	XXX	973	262	132	74	47	29	25	19
5. 2003	XXX	XXX	XXX	1,011	237	127	72	36	24	20
6. 2004	XXX	XXX	XXX	XXX	967	246	122	60	38	30
7. 2005	XXX	XXX	XXX	XXX	XXX	923	204	96	58	33
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	875	180	91	48
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	817	209	100
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	901	243
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,520

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	913	704	20	20	8	6	3	2	2	
2. 2000	7,405	8,353	8,412	8,424	8,438	8,442	8,447	8,449	8,451	7,735
3. 2001	XXX	7,359	7,983	8,015	8,029	8,035	8,040	8,048	8,052	7,609
4. 2002	XXX	XXX	3,051	3,360	3,378	3,383	3,388	3,390	3,390	3,339
5. 2003	XXX	XXX	XXX	2,550	2,867	2,886	2,897	2,902	2,903	2,904
6. 2004	XXX	XXX	XXX	XXX	2,543	2,875	2,900	2,911	2,908	2,910
7. 2005	XXX	XXX	XXX	XXX	XXX	2,278	2,492	2,511	2,487	2,488
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	2,207	2,413	2,368	2,369
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,038	2,170	2,180
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,070	2,273
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,882

SCHEDULE P - PART 5E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	455	128	58	44	40	40	19	18	52	111
2. 2000	799	1,288	1,349	1,379	1,400	1,409	1,416	1,417	1,424	1,420
3. 2001	XXX	844	1,169	1,229	1,260	1,283	1,295	1,298	1,305	1,295
4. 2002	XXX	XXX	600	852	890	916	927	933	939	919
5. 2003	XXX	XXX	XXX	535	757	796	818	831	843	746
6. 2004	XXX	XXX	XXX	XXX	540	856	910	948	1,003	809
7. 2005	XXX	XXX	XXX	XXX	XXX	633	971	1,039	1,087	1,114
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	527	791	878	967
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	488	738	791
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	568	847
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	392

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	286	182	147	129	134	85	68	59	49	41
2. 2000	438	116	67	42	24	15	9	8	5	4
3. 2001	XXX	333	116	75	49	30	19	15	12	8
4. 2002	XXX	XXX	269	80	51	30	17	10	7	4
5. 2003	XXX	XXX	XXX	244	85	56	34	25	62	14
6. 2004	XXX	XXX	XXX	XXX	374	146	121	101	91	39
7. 2005	XXX	XXX	XXX	XXX	XXX	420	169	160	128	71
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	346	181	192	115
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	344	282	205
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	465	150
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	235

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	555	102	109	87	96	76	59	55	58	
2. 2000	1,601	2,002	2,059	2,081	2,095	2,114	2,125	2,130	2,155	2,091
3. 2001	XXX	1,510	1,776	1,825	1,852	1,876	1,884	1,889	1,906	1,822
4. 2002	XXX	XXX	1,115	1,285	1,324	1,351	1,369	1,376	1,384	1,276
5. 2003	XXX	XXX	XXX	1,007	1,175	1,207	1,223	1,232	1,297	1,156
6. 2004	XXX	XXX	XXX	XXX	1,192	1,444	1,512	1,559	1,643	1,315
7. 2005	XXX	XXX	XXX	XXX	XXX	1,380	1,635	1,729	1,806	1,746
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	1,161	1,389	1,566	1,644
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,078	1,437	1,584
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,361	1,521
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	888

SCHEDULE P - PART 5F - MEDICAL PROFESSIONAL LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	3	2	1	1						
2. 2000			0	1	3	3	3	3	3	3
3. 2001	XXX				0	1	1	1	1	1
4. 2002	XXX	XXX				0	2	2	2	2
5. 2003	XXX	XXX	XXX			1	2	3	3	3
6. 2004	XXX	XXX	XXX	XXX			0	1	1	1
7. 2005	XXX	XXX	XXX	XXX	XXX			0	0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX			1	1
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	14	4	4	2	1	1	0	1		
2. 2000	0	2	5	5	1	1	0	0		
3. 2001	XXX	1	3	4	2	1				
4. 2002	XXX	XXX	1	1	4	4	1			
5. 2003	XXX	XXX	XXX	1	2	4	3	0		
6. 2004	XXX	XXX	XXX	XXX		2	2	1	0	
7. 2005	XXX	XXX	XXX	XXX	XXX	1	1	2	1	1
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX		1	2	2
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1	3
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	11	1	2	1		0	0	1		
2. 2000	0	3	8	9	10	11	11	11	11	11
3. 2001	XXX	1	4	7	10	10	10	10	10	10
4. 2002	XXX	XXX	1	3	5	7	7	7	8	8
5. 2003	XXX	XXX	XXX	1	4	8	10	10	10	10
6. 2004	XXX	XXX	XXX	XXX		3	6	6	6	6
7. 2005	XXX	XXX	XXX	XXX	XXX	1	1	3	3	3
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	0	1	4	6
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX		2	5
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	1
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5F - MEDICAL PROFESSIONAL LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	6	5	3	2	1					
2. 2000		2	4	8	9	9	9	9	9	9
3. 2001	XXX	0	1	5	9	9	9	9	9	9
4. 2002	XXX	XXX	1	1	6	10	11	11	11	11
5. 2003	XXX	XXX	XXX	0	1	6	11	13	14	14
6. 2004	XXX	XXX	XXX	XXX		1	5	9	10	10
7. 2005	XXX	XXX	XXX	XXX	XXX	0	1	5	6	6
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX		1	3	4
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	1	3
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	2
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	21	8	4	2	0	0	0			
2. 2000	30	13	9	2	0					
3. 2001	XXX	29	20	9	1	0				
4. 2002	XXX	XXX	34	21	7	2	1	0		
5. 2003	XXX	XXX	XXX	37	19	10	3	1	0	
6. 2004	XXX	XXX	XXX	XXX	31	15	6	1		
7. 2005	XXX	XXX	XXX	XXX	XXX	16	8	2	0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	13	5	2	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	6	3
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13	6
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	4	(1)								
2. 2000	36	38	38	38	38	38	38	38	38	38
3. 2001	XXX	36	39	39	40	40	40	40	40	40
4. 2002	XXX	XXX	40	48	50	50	50	50	50	50
5. 2003	XXX	XXX	XXX	47	55	56	57	57	57	57
6. 2004	XXX	XXX	XXX	XXX	42	44	46	46	46	46
7. 2005	XXX	XXX	XXX	XXX	XXX	23	26	26	26	26
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	22	24	25	25
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13	15	16
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19	21
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14

SCHEDULE P - PART 5H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	231	172	108	115	81	94	39	35	33	91
2. 2000	68	144	177	214	233	246	259	271	275	260
3. 2001	XXX	66	138	184	218	238	252	260	266	231
4. 2002	XXX	XXX	70	150	193	231	249	260	266	211
5. 2003	XXX	XXX	XXX	58	138	179	214	235	246	182
6. 2004	XXX	XXX	XXX	XXX	100	270	338	372	394	334
7. 2005	XXX	XXX	XXX	XXX	XXX	121	263	329	372	463
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	102	243	307	402
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	120	266	370
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	118	269
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	80

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	569	404	423	358	327	187	165	155	139	125
2. 2000	150	114	95	60	45	48	40	36	51	63
3. 2001	XXX	138	118	106	58	35	30	24	23	25
4. 2002	XXX	XXX	170	116	73	35	34	24	26	30
5. 2003	XXX	XXX	XXX	116	83	61	38	25	20	17
6. 2004	XXX	XXX	XXX	XXX	169	108	81	51	37	24
7. 2005	XXX	XXX	XXX	XXX	XXX	208	122	94	63	37
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	181	117	83	46
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	193	114	77
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	251	236
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	354

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	606	506	527	590	550	435	349	264	191	
2. 2000	271	462	540	627	689	761	826	890	950	683
3. 2001	XXX	300	465	613	727	785	819	847	880	516
4. 2002	XXX	XXX	366	511	626	681	740	784	818	498
5. 2003	XXX	XXX	XXX	242	387	437	469	495	512	338
6. 2004	XXX	XXX	XXX	XXX	444	670	743	769	789	561
7. 2005	XXX	XXX	XXX	XXX	XXX	545	712	775	807	769
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	580	758	812	725
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	570	744	729
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	588	931
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	772

SCHEDULE P - PART 5H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	33	14	10	6	6	1	1			0
2. 2000	5	20	37	47	51	52	52	53	54	53
3. 2001	XXX	1	20	44	57	58	59	61	61	60
4. 2002	XXX	XXX	4	20	33	36	38	38	38	38
5. 2003	XXX	XXX	XXX	2	8	12	13	13	14	6
6. 2004	XXX	XXX	XXX	XXX	2	11	15	17	17	15
7. 2005	XXX	XXX	XXX	XXX	XXX	15	33	40	44	48
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	39	69	78	93
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	54	87	91
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	45	58
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	35

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	103	47	24	13	4	3	1	1	1	0
2. 2000	133	66	28	11	4	3	1	1		
3. 2001	XXX	146	72	31	9	8	3	2	0	0
4. 2002	XXX	XXX	77	33	10	6	2	2	1	1
5. 2003	XXX	XXX	XXX	19	7	1	0	0		
6. 2004	XXX	XXX	XXX	XXX	35	8	3	1	1	
7. 2005	XXX	XXX	XXX	XXX	XXX	51	16	5	0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	69	15	4	3
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	93	30	13
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	91	24
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	84

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	1	0	1	1	0					
2. 2000	176	192	193	193	193	193	193	194	194	189
3. 2001	XXX	180	199	205	206	207	207	208	208	205
4. 2002	XXX	XXX	122	137	139	139	139	139	139	138
5. 2003	XXX	XXX	XXX	37	59	62	62	62	62	38
6. 2004	XXX	XXX	XXX	XXX	77	87	87	87	87	78
7. 2005	XXX	XXX	XXX	XXX	XXX	143	153	154	154	150
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	190	199	200	186
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	264	269	223
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	251	204
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	236

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior		1	1							
2. 2000	1	1	2	2	3	3	3	3	3	3
3. 2001	XXX	1	1	1	1	1	1	1	1	1
4. 2002	XXX	XXX	0	0	0	0	0	0	0	0
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2005	XXX	XXX	XXX	XXX	XXX			1	1	1
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	3	4	5	5
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	2	3
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	2
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	4	2	0		0				0	0
2. 2000	0	1		0						
3. 2001	XXX			1						
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX			0				
6. 2004	XXX	XXX	XXX	XXX	0					
7. 2005	XXX	XXX	XXX	XXX	XXX	1	1	1		
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	2	1	0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	1				0	(0)				
2. 2000	1	3	3	3	3	3	3	3	3	3
3. 2001	XXX	1	1	2	2	2	2	2	2	2
4. 2002	XXX	XXX	0	0	0	0	0	0	0	0
5. 2003	XXX	XXX	XXX		0	1	1	1	1	1
6. 2004	XXX	XXX	XXX	XXX	1	0	0	0	0	0
7. 2005	XXX	XXX	XXX	XXX	XXX	1	2	2	2	2
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	6	10	10	10
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4	5	5
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3	4
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	0		0				0			
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	1	1	1	0	0	0				
2. 2000										
3. 2001	XXX		0							
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	0	(1)								
2. 2000										
3. 2001	XXX		0	0	0	0	0	0	0	0
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5T - WARRANTY

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5T - WARRANTY

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5T - WARRANTY

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 6C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior	583	(221)	4	4	(2)					0	
2. 2000	17,657	17,489	17,392	17,341	17,344	17,344	17,344	17,344	17,344	17,344	
3. 2001	XXX	15,299	14,805	14,714	14,710	14,711	14,711	14,711	14,711	14,711	
4. 2002	XXX	XXX	8,045	8,018	8,012	8,012	8,012	8,012	8,012	8,012	
5. 2003	XXX	XXX	XXX	4,319	4,332	4,372	4,372	4,372	4,372	4,372	
6. 2004	XXX	XXX	XXX	XXX	21,198	21,384	21,394	21,394	21,394	21,394	
7. 2005	XXX	XXX	XXX	XXX	XXX	22,423	23,674	23,683	23,684	23,640	(44)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	24,288	25,596	25,623	25,648	25
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	26,732	28,095	28,093	(2)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28,387	29,529	1,143
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	31,201	31,201
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32,324
13. Earned Prems.(P-Pt 1)	18,241	14,909	7,458	6,010	14,193	22,651	25,549	28,050	29,777	32,324	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior	338	(131)	4	2	(1)					0	
2. 2000	11,668	11,568	11,529	11,511	11,511	11,511	11,511	11,511	11,511	11,511	
3. 2001	XXX	4,965	4,828	4,807	4,806	4,806	4,806	4,806	4,806	4,806	
4. 2002	XXX	XXX	1,322	1,316	1,316	1,316	1,316	1,316	1,316	1,316	
5. 2003	XXX	XXX	XXX	303	304	316	316	316	316	316	
6. 2004	XXX	XXX	XXX	XXX	10,249	10,261	10,262	10,262	10,262	10,262	
7. 2005	XXX	XXX	XXX	XXX	XXX	4,206	4,324	4,324	4,324	4,319	(5)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	3,396	3,558	3,562	3,564	3
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,246	3,420	3,420	(0)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,599	3,733	134
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,665	3,665
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,796
13. Earned Prems.(P-Pt 1)	12,006	4,735	1,149	1,378	3,241	4,229	3,515	3,409	3,776	3,797	XXX

SCHEDULE P - PART 6D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior	1,842	504	(149)	(54)	4	(2)	15	36		12	12
2. 2000	48,462	54,000	54,193	54,040	53,967	53,945	53,978	54,005	54,016	54,069	53
3. 2001	XXX	49,800	53,201	53,174	53,126	53,115	53,190	53,251	53,267	53,323	56
4. 2002	XXX	XXX	37,924	39,455	39,435	39,440	39,452	39,474	39,460	39,460	
5. 2003	XXX	XXX	XXX	44,726	47,771	47,725	47,701	47,695	47,685	47,685	
6. 2004	XXX	XXX	XXX	XXX					(15)	(16)	(1)
7. 2005	XXX	XXX	XXX	XXX	XXX				(66)	(71)	(5)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX			(24)	(38)	(14)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX		3,793	3,715	(78)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	41,006	42,986	1,980
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	64,570	64,570
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	66,572
13. Earned Prems.(P-Pt 1)	46,333	54,062	40,232	44,031	51,391	49,405	44,046	41,683	44,728	66,572	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior	607	318	(70)	(35)	(2)	(1)	2	4	4	1	1
2. 2000	24,141	27,275	27,324	27,270	27,254	27,243	27,244	27,247	27,248	27,255	6
3. 2001	XXX	28,117	29,896	29,891	29,888	29,884	29,884	29,892	29,894	29,900	6
4. 2002	XXX	XXX	12,034	12,449	12,475	12,477	12,479	12,482	12,480	12,480	
5. 2003	XXX	XXX	XXX	13,685	14,563	14,571	14,569	14,568	14,567	14,567	
6. 2004	XXX	XXX	XXX	XXX					(2)	(2)	
7. 2005	XXX	XXX	XXX	XXX	XXX				(8)	(9)	(1)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX			(3)	(5)	(2)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX		472	462	(9)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,098	5,332	234
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,634	7,634
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,870
13. Earned Prems.(P-Pt 1)	19,746	29,320	11,668	12,023	10,099	6,612	5,319	5,045	5,561	7,870	XXX

SCHEDULE P - PART 6E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior	634	(21)	1	4					2	(4)	(4)
2. 2000	17,253	17,800	17,806	17,794	17,794	17,789	17,789	17,789	17,796	17,778	(17)
3. 2001	XXX	19,016	19,449	19,443	19,419	19,414	19,414	19,415	19,420	19,419	(1)
4. 2002	XXX	XXX	21,200	22,126	22,076	22,082	22,059	22,059	22,059	22,040	(20)
5. 2003	XXX	XXX	XXX	28,043	29,013	29,070	29,030	29,031	29,031	29,016	(15)
6. 2004	XXX	XXX	XXX	XXX	43,767	44,915	44,929	44,927	44,934	44,937	4
7. 2005	XXX	XXX	XXX	XXX	XXX	50,610	53,243	53,253	53,245	53,244	(1)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	54,595	57,082	57,099	57,112	13
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	55,523	58,008	58,088	80
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	44,349	46,203	1,854
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32,564	32,564
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	34,458
13. Earned Prems.(P-Pt 1)	16,815	19,067	21,372	28,920	44,662	51,812	57,180	58,020	46,862	34,458	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior	295	3	16	(3)					0	(0)	(0)
2. 2000	8,899	9,003	9,037	9,035	9,035	9,033	9,033	9,033	9,034	9,032	(3)
3. 2001	XXX	6,604	6,668	6,673	6,669	6,669	6,669	6,669	6,670	6,670	
4. 2002	XXX	XXX	5,677	5,839	5,829	5,829	5,826	5,826	5,826	5,823	(3)
5. 2003	XXX	XXX	XXX	6,257	6,399	6,409	6,403	6,404	6,404	6,401	(2)
6. 2004	XXX	XXX	XXX	XXX	9,851	10,018	10,019	10,019	10,020	10,020	0
7. 2005	XXX	XXX	XXX	XXX	XXX	11,093	11,630	11,629	11,628	11,628	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	12,560	13,084	13,086	13,088	2
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,314	11,785	11,796	11
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,917	8,175	258
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,530	4,530
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,793
13. Earned Prems.(P-Pt 1)	8,121	6,237	5,523	6,383	9,979	11,268	13,090	11,837	8,392	4,793	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior	600	(6)	(6)	6	10					3	3
2. 2000	11,854	12,724	12,432	12,421	12,434	12,441	12,441	12,441	12,441	12,455	14
3. 2001	XXX	13,965	14,323	14,413	14,461	14,473	14,484	14,484	14,523	14,523	0
4. 2002	XXX	XXX	14,403	15,423	15,570	15,581	15,614	15,618	15,624	15,614	(10)
5. 2003	XXX	XXX	XXX	18,959	20,152	20,293	20,362	20,385	20,396	20,409	13
6. 2004	XXX	XXX	XXX	XXX	27,699	29,453	29,620	29,660	29,637	29,640	3
7. 2005	XXX	XXX	XXX	XXX	XXX	31,021	33,057	33,217	33,218	33,218	(0)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	30,473	32,423	32,566	32,573	7
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	33,137	34,936	35,141	205
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	45,515	48,934	3,419
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	54,170	54,170
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	57,824
13. Earned Prems.(P-Pt 1)	12,454	14,815	14,446	20,004	28,932	32,945	32,786	35,313	47,492	57,824	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior	238	5	(2)	1	3					1	1
2. 2000	4,333	4,545	4,485	4,483	4,488	4,489	4,489	4,489	4,489	4,492	3
3. 2001	XXX	4,215	4,296	4,307	4,320	4,325	4,327	4,327	4,341	4,341	
4. 2002	XXX	XXX	4,264	4,382	4,408	4,407	4,412	4,413	4,414	4,412	(2)
5. 2003	XXX	XXX	XXX	3,513	3,697	3,725	3,736	3,739	3,741	3,744	3
6. 2004	XXX	XXX	XXX	XXX	5,983	6,403	6,415	6,421	6,418	6,418	0
7. 2005	XXX	XXX	XXX	XXX	XXX	6,273	6,691	6,707	6,708	6,708	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	6,285	6,688	6,705	6,707	1
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,632	6,983	7,027	44
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,660	10,387	727
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,515	11,515
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,291
13. Earned Prems.(P-Pt 1)	4,571	4,120	4,063	3,728	5,490	6,727	6,731	7,063	10,041	12,291	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior	(113)	(4)	3							0	
2. 2000	5,805	5,864	5,883	5,856	5,857	5,857	5,857	5,857	5,857	5,857	
3. 2001	XXX	5,990	6,067	6,029	6,029	6,029	6,029	6,029	6,029	6,029	
4. 2002	XXX	XXX	3,181	3,164	3,164	3,165	3,165	3,165	3,165	3,165	
5. 2003	XXX	XXX	XXX	966	1,008	1,011	1,011	1,011	1,011	1,011	
6. 2004	XXX	XXX	XXX	XXX	1,800	1,881	1,882	1,882	1,914	1,914	
7. 2005	XXX	XXX	XXX	XXX	XXX	6,367	7,153	7,150	7,175	7,184	9
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	11,963	12,948	13,008	13,007	(1)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,251	11,976	12,180	204
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,040	8,439	399
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,139	5,139
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,750
13. Earned Prems.(P-Pt 1)	5,692	6,045	3,281	884	1,844	6,451	12,750	12,232	8,882	5,750	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior	(119)	(4)	3							0	
2. 2000	1,417	1,410	1,429	1,402	1,402	1,402	1,402	1,402	1,402	1,402	
3. 2001	XXX	2,809	2,888	2,873	2,873	2,873	2,873	2,873	2,873	2,873	
4. 2002	XXX	XXX	1,617	1,560	1,560	1,560	1,560	1,560	1,560	1,560	
5. 2003	XXX	XXX	XXX	126	131	131	131	131	131	131	
6. 2004	XXX	XXX	XXX	XXX	589	596	596	596	598	598	
7. 2005	XXX	XXX	XXX	XXX	XXX	613	686	686	688	689	1
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	1,070	1,162	1,166	1,166	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,157	1,228	1,262	34
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,047	1,112	66
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	845	845
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	946
13. Earned Prems.(P-Pt 1)	1,316	1,808	1,026	25	593	621	1,143	1,248	1,126	946	XXX

SCHEDULE P - PART 6M - INTERNATIONAL

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior										0	
2. 2000										0	
3. 2001	XXX									0	
4. 2002	XXX	XXX								0	
5. 2003	XXX	XXX	XXX							0	
6. 2004	XXX	XXX	XXX	XXX						0	
7. 2005	XXX	XXX	XXX	XXX	XXX					0	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior										0	
2. 2000										0	
3. 2001	XXX									0	
4. 2002	XXX	XXX								0	
5. 2003	XXX	XXX	XXX							0	
6. 2004	XXX	XXX	XXX	XXX						0	
7. 2005	XXX	XXX	XXX	XXX	XXX					0	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SCHEDULE P - PART 6N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior										0	
2. 2000										0	
3. 2001	XXX									0	
4. 2002	XXX	XXX								0	
5. 2003	XXX	XXX	XXX							0	
6. 2004	XXX	XXX	XXX	XXX						0	
7. 2005	XXX	XXX	XXX	XXX	XXX					0	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

NONE

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior										0	
2. 2000										0	
3. 2001	XXX									0	
4. 2002	XXX	XXX								0	
5. 2003	XXX	XXX	XXX							0	
6. 2004	XXX	XXX	XXX	XXX						0	
7. 2005	XXX	XXX	XXX	XXX	XXX					0	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

NONE

SCHEDULE P - PART 6O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior										0	
2. 2000	(2,367)	(2,367)	(2,367)	(2,367)	(2,367)	(2,367)	(2,367)	(2,367)	(2,367)	(2,367)	
3. 2001	XXX									0	
4. 2002	XXX	XXX								0	
5. 2003	XXX	XXX	XXX	1,042	1,042	1,042	1,042	1,042	1,042	1,042	
6. 2004	XXX	XXX	XXX	XXX	1,502	1,502	1,502	1,502	1,502	1,502	
7. 2005	XXX	XXX	XXX	XXX	XXX					0	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)			0								XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior										0	
2. 2000										0	
3. 2001	XXX									0	
4. 2002	XXX	XXX								0	
5. 2003	XXX	XXX	XXX							0	
6. 2004	XXX	XXX	XXX	XXX						0	
7. 2005	XXX	XXX	XXX	XXX	XXX					0	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)				(1,190)	(954)						XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	
1. Prior	(74)	1								0	
2. 2000	239	210	209	209	209	209	209	209	209	209	
3. 2001	XXX	179	169	160	160	161	161	161	161	161	
4. 2002	XXX	XXX	97	86	85	86	86	86	86	86	
5. 2003	XXX	XXX	XXX	123	125	126	126	126	126	126	
6. 2004	XXX	XXX	XXX	XXX	96	97	97	97	97	97	
7. 2005	XXX	XXX	XXX	XXX	XXX	159	170	174	174	173	(1)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	336	355	355	348	(8)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	435	463	463	(0)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	740	765	25
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	886	886
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	901
13. Earned Prems.(P-Pt 1)	165	150	87	102	98	162	347	458	769	901	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	
1. Prior	(21)	4								0	
2. 2000	62	56	56	56	56	56	56	56	56	56	
3. 2001	XXX	64	62	61	61	64	64	64	64	64	
4. 2002	XXX	XXX	31	30	30	32	32	32	32	32	
5. 2003	XXX	XXX	XXX	23	23	24	24	24	24	24	
6. 2004	XXX	XXX	XXX	XXX	18	18	18	18	18	18	
7. 2005	XXX	XXX	XXX	XXX	XXX	35	36	37	37	37	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	87	91	91	90	(1)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	90	94	94	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	117	120	3
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	121	121
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	123
13. Earned Prems.(P-Pt 1)	41	63	29	20	19	41	87	94	121	123	XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	
1. Prior	(16)									0	
2. 2000	120	116	113	113	(287)	(287)	(287)	(287)	(287)	(287)	
3. 2001	XXX	76	42	42	(495)	(495)	(495)	(495)	(495)	(495)	
4. 2002	XXX	XXX	23	23	8	8	8	8	8	8	
5. 2003	XXX	XXX	XXX	183	163	163	163	163	163	163	
6. 2004	XXX	XXX	XXX	XXX	1,158	1,158	1,158	1,158	1,158	1,158	
7. 2005	XXX	XXX	XXX	XXX	XXX	119	119	119	119	129	10
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	189	189	189	257	68
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	185	185	185	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	135	135	0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	65	65
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	143
13. Earned Prems.(P-Pt 1)	105	72	(14)	183	186	119	189	185	135	143	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	
1. Prior	(7)									0	
2. 2000	59	57	55	55	23	23	23	23	23	23	
3. 2001	XXX	49	28	28	0	0	0	0	0	0	
4. 2002	XXX	XXX	10	10	9	9	9	9	9	9	
5. 2003	XXX	XXX	XXX	32	31	31	31	31	31	31	
6. 2004	XXX	XXX	XXX	XXX	60	60	60	60	60	60	
7. 2005	XXX	XXX	XXX	XXX	XXX	71	71	71	71	75	4
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	57	57	57	83	27
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	69	69	69	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	63	64	0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	25	25
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	57
13. Earned Prems.(P-Pt 1)	52	47	(13)	32	(1)	71	57	69	63	57	XXX

Sch. P-Pt. 7A-Sn. 1
NONE

Sch. P-Pt. 7A-Sn. 2
NONE

Sch. P-Pt. 7A-Sn. 3
NONE

Sch. P-Pt. 7A-Sn. 4
NONE

Sch. P-Pt. 7A-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 1
NONE

Sch. P-Pt. 7B-Sn. 2
NONE

Sch. P-Pt. 7B-Sn. 3
NONE

Sch. P-Pt. 7B-Sn. 4
NONE

Sch. P-Pt. 7B-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 6
NONE

Sch. P-Pt. 7B-Sn. 7
NONE

SCHEDULE P INTERROGATORIES

1. The following questions relate to yet-to-be-issued Extended Reporting Endorsements (EREs) arising from Death, Disability, or Retirement (DDR) provisions in Medical Professional Liability Claims-Made insurance policies. EREs provided for reasons other than DDR are not be included.

1.1 Does the company issue Medical Professional Liability Claims-Made insurance policies that provide tail (also known as an extended reporting endorsement, or "ERE") benefits in the event of Death, Disability, or Retirement (DDR) at a reduced charge or at no additional cost? Yes [X] No [ ]

If the answer to question 1.1 is "no", leave the following questions blank. If the answer to question 1.1 is "yes", please answer the following questions.

1.2 What is the total amount of the reserve for that provision (DDR reserve) as reported, explicitly or not, elsewhere in this statement (in dollars)? $......................159,908

1.3 Does the company report any DDR reserve as Unearned Premium Reserve per SSAP #65? Yes [X] No [ ]

1.4 Does the company report any DDR reserve as loss or loss adjustment expense reserve? Yes [ ] No [X]

1.5 If the company reports DDR reserve as Unearned Premium Reserve, does that amount match the figure on the Underwriting and Investment Exhibit, Part 1A - Recapitulation of all Premiums (Page 7) Column 2, Lines 11.1 plus 11.2? Yes [X] No [ ] N/A[ ]

1.6 If the company reports DDR reserve as loss or loss adjustment expense reserve, please complete the following table corresponding to where these reserves are reported in Schedule P:

Years in Which Premiums Were Earned and Losses Were Incurred	DDR Reserve Included in Schedule P, Part 1F, Medical Professional Liability Column 24: Total Net Losses and Expenses Unpaid	
	1 Section 1: Occurrence	2 Section 2: Claims-Made
1.601 Prior....................		
1.602 2000....................		
1.603 2001....................		
1.603 2002....................		
1.605 2003....................		
1.606 2004....................		
1.607 2005....................		
1.608 2006....................		
1.609 2007....................		
1.610 2008....................		
1.611 2009....................		
1.612 Totals..................	0	0

2. The definition of allocated loss adjustment expenses (ALAE) and, therefore, unallocated loss adjustment expenses (ULAE) was changed effective January 1, 1998. This change in definition applies to both paid and unpaid expenses. Are these expenses (now reported as "Defense and Cost Containment" and "Adjusting and Other") reported in compliance with these definitions in this statement? Yes [X] No [ ]

3. The Adjusting and Other expense payments and reserves should be allocated to the years in which the losses were incurred based on the number of claims reported, closed and outstanding in those years. When allocating Adjusting and Other expense between companies in a group or a pool, the Adjusting and Other expense should be allocated in the same percentage used for the loss amounts and the claim counts. For reinsurers, Adjusting and Other expense assumed should be reported according to the reinsurance contract. For Adjusting and Other expense incurred by reinsurers, or in those situations where suitable claim count information is not available, Adjusting and Other expense should be allocated by a reasonable method determined by the company and described in Interrogatory 7, below. Are they so reported in this statement? Yes [X] No [ ]

4. Do any lines in Schedule P include reserves that are reported gross of any discount to present value of future payments, and that are reported net of such discounts on Page 10? Yes [ ] No [X]

If yes, proper disclosure must be made in the Notes to Financial Statements, as specified in the Instructions. Also, the discounts must be reported in Schedule P - Part 1, Columns 32 and 33.

Schedule P must be completed gross of non-tabular discounting. Work papers relating to discount calculations must be available for examination upon request.

Discounting is allowed only if expressly permitted by the state insurance department to which this Annual Statement is being filed.

5. What were the net premiums in force at the end of the year for: (in thousands of dollars)

5.1 Fidelity ....

5.2 Surety $..............................309

6. Claim count information is reported per claim or per claimant. (Indicate which). PER CLAIMANT

If not the same in all years, explain in Interrogatory 7.

7.1 The information provided in Schedule P will be used by many persons to estimate the adequacy of the current loss and expense reserves, among other things. Are there any especially significant events, coverage, retention or accounting changes that have occurred that must be considered when making such analyses? Yes [X] No [ ]

7.2 An extended statement may be attached.

1) Adjusting and other expense payments were allocated to the years in which the losses were incurred based on reported, open and closed claim counts. This methodology was first used for the 2006 Schedule P. Prior to that, we used the traditional paid-to-paid method. Adjusting and other expense reserves were allocated to the years in which the losses were incurred based on the traditional paid-to-paid method.

2) The workers' compensation retention has been $1,000,000 since 4/1/2004. Retentions prior to this varied from $100,000 to the current retention depending on the year and business segment.

3) The core general liability excess of loss retention has been $500,000 with the Company participating 40% in the $500,000 excess of $500,000 layer since 6/1/09. Retentions prior to this varied from $100,000 to the current retention depending on the year and business segment.

4) The core property excess of loss retention has been $1,000,000 since 12/1/08. Retentions prior to this varied from $100,000 to the current retention depending on the year and business segment.

5) The medical malpractice excess reinsurance retention has been $300,000 since 4/1/2004. Prior to this it was $200,000.

6) The retentions above reflect the majority of reinsurance secured by the company but is not an exhaustive profile or list.

7) Salvage and subrogation are reported gross of reinsurance in Part 1 columns 10 and 23. Loss reserves have not been reduced for anticipated surety recoveries.

8) In 2009, the Company began an intercompany pooling arrangement with Star Insurance Company, Century Surety Company (NAIC #36951), Savers Property and Casualty Insurance Company (NAIC #16551), ProCentury Insurance Company (NAIC #21903), Williamsburg National Insurance Company (NAIC #25780), Ameritrust Insurance Corporation (NAIC #10665) receiving 35.83%, 29.07%, 13.04%, 9.44%, 6.72% and 5.90%. All lines of business are included in this arrangement except accident and health.
The MIG pooling agreement for last year contained companies Star, Savers, Williamsburg, and Ameritrust with respective percentages of: 56.6%, 22.0% and 11.4%, and 10.0%.
The ProCentury pooling agreement for last year contained companies Century and ProCentury with respective percentages of: 90.0% and 10.0%. business are included in this arrangement except accident and health.

9) Effective 10/1/2000, a quota share agreement was entered into between Employers Re (ERC) and the Meadowbrook Insurance Group. This agreement covered certain workers compensation programs. This treaty was cancelled effective 12/31/2001 and commuted effective 9/30/2004.

10) Effective 9/30/07, Meadowbrook Insurance Group entered into a novation agreement with Preferred Insurance Company Limited (PICL) whereby MIG assumed all liabilities for PICL. The assumed liabilities of $1.1 million by MIG from PICL are all workers' compensation liabilities and are included in the intercompany pooling arrangement noted in item #8 above.

SCHEDULE P INTERROGATORIES

11) As disclosed in Note 25 of the Notes to Financials, Century Surety Company and ProCentury Insurance Company were added to the group's intercompany reinsurance pooling agreement effective 1-1-09.
Various parts of Century and ProCentury's pre-pooled Sch. P required restatement to make the definition of DCC (ALAE) and AJO (ULAE) costs consistent among the group.
This restatement impacted Sch P Parts 1 through 3 only. In addition, claim counts reported in Century and ProCentury Sch P Part 5 were previously counted on a claim basis and have been
restated on a claimant basis, and premiums as reported in Sch P Part 6 were restated to provide exposure year data, consistent with the group, as compared to prior years when policy year data was included.

Exhibit 28.2 Savers Property & Casualty Insurance Company's 2009 Schedule P.

SCHEDULE P - ANALYSIS OF LOSSES AND LOSS EXPENSES

SCHEDULE P - PART 1 - SUMMARY

($000 Omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported- Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	888	486	377	104	(4)	0	14	670	XXX
2. 2000	45,521	20,972	24,549	35,752	20,165	6,769	2,919	2,729	361	951	21,805	XXX
3. 2001	49,776	20,873	28,902	30,715	15,031	5,827	2,113	2,313	382	999	21,328	XXX
4. 2002	40,225	11,874	28,351	21,159	7,578	4,129	1,151	1,768	95	1,099	18,233	XXX
5. 2003	44,554	10,871	33,683	18,566	4,444	4,080	453	1,819	95	524	19,473	XXX
6. 2004	60,116	12,758	47,358	23,161	6,062	4,720	484	2,182	89	616	23,427	XXX
7. 2005	68,876	13,118	55,757	26,267	5,489	5,219	394	2,445	168	649	27,881	XXX
8. 2006	74,733	13,542	61,191	25,713	5,444	4,148	329	2,684	44	1,222	26,728	XXX
9. 2007	76,727	13,385	63,343	20,545	2,833	3,334	183	2,643	27	616	23,480	XXX
10. 2008	76,732	13,772	62,960	20,194	3,340	1,883	111	2,463	44	521	21,045	XXX
11. 2009	84,089	13,725	70,364	10,734	1,139	958	20	2,141	42	236	12,630	XXX
12. Totals	XXX	XXX	XXX	233,693	72,011	41,443	8,262	23,184	1,347	7,445	216,700	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior	2,459	1,771	1,589	879	270	123	502	247	164	17	9	1,948	XXX
2. 2000	1,449	1,206	741	510	143	43	189	101	88	1		749	XXX
3. 2001	1,623	1,347	734	549	88	70	176	109	94	3		637	XXX
4. 2002	1,355	1,021	666	315	118	50	172	72	75			927	XXX
5. 2003	749	231	1,089	497	104	19	283	113	64			1,428	XXX
6. 2004	2,381	1,024	1,902	857	283	117	583	245	118			3,024	XXX
7. 2005	2,501	725	2,829	1,209	407	73	892	375	162	0		4,408	XXX
8. 2006	3,663	645	4,624	1,393	501	40	1,550	455	269	0		8,073	XXX
9. 2007	4,844	475	8,093	2,586	860	30	2,779	869	513	2		13,126	XXX
10. 2008	6,801	928	13,465	3,800	1,004	63	4,527	1,267	785	6		20,518	XXX
11. 2009	8,513	917	24,200	5,588	998	86	7,069	1,711	1,675	7		34,144	XXX
12. Totals	36,337	10,290	59,932	18,184	4,777	714	18,721	5,566	4,007	37	9	88,982	XXX

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	1,398	549
2. 2000	47,859	25,305	22,554	105.1	120.7	91.9			13.04	473	276
3. 2001	41,570	19,604	21,966	83.5	93.9	76.0			13.04	461	177
4. 2002	29,441	10,282	19,159	73.2	86.6	67.6			13.04	684	242
5. 2003	26,754	5,852	20,901	60.0	53.8	62.1			13.04	1,110	319
6. 2004	35,329	8,878	26,451	58.8	69.6	55.9			13.04	2,402	622
7. 2005	40,723	8,433	32,289	59.1	64.3	57.9			13.04	3,395	1,013
8. 2006	43,152	8,351	34,801	57.7	61.7	56.9			13.04	6,249	1,825
9. 2007	43,611	7,005	36,607	56.8	52.3	57.8			13.04	9,876	3,250
10. 2008	51,123	9,560	41,563	66.6	69.4	66.0			13.04	15,538	4,979
11. 2009	56,287	9,512	46,774	66.9	69.3	66.5			13.04	26,208	7,936
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	67,795	21,188

Note: Parts 2 and 4 are gross of all discounting, including tabular discounting. Part 1 is gross of only nontabular discounting, which is reported in Columns 32 and 33 of Part 1. The tabular discount, if any, is reported in the Notes to Financial Statements which will reconcile Part 1 with Parts 2 and 4.

SCHEDULE P - PART 2 - SUMMARY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										DEVELOPMENT	
	1	2	3	4	5	6	7	8	9	10	11	12
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior	15,644	15,495	17,963	19,881	20,718	21,128	22,377	23,037	23,631	23,401	(230)	364
2. 2000	16,354	18,227	17,701	18,150	18,540	19,299	19,749	19,737	19,926	20,099	173	362
3. 2001	XXX	18,268	18,846	19,584	20,181	19,986	19,967	19,896	20,002	19,943	(59)	47
4. 2002	XXX	XXX	15,984	16,010	16,618	17,135	17,322	17,290	17,331	17,411	80	121
5. 2003	XXX	XXX	XXX	18,518	18,138	18,669	18,993	18,931	18,941	19,113	172	183
6. 2004	XXX	XXX	XXX	XXX	25,863	25,013	24,005	23,977	23,958	24,241	283	263
7. 2005	XXX	XXX	XXX	XXX	XXX	32,217	31,277	30,606	30,353	29,850	(503)	(756)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	35,442	34,221	32,396	31,892	(504)	(2,329)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	36,480	35,329	33,480	(1,849)	(2,999)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	39,008	38,364	(643)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	43,008	XXX	XXX
										12. Totals	(3,081)	(4,746)

SCHEDULE P - PART 3 - SUMMARY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009		
1. Prior	000	5,869	10,475	13,985	15,787	17,681	19,258	20,232	20,926	21,600	XXX	XXX
2. 2000	4,752	9,936	12,845	15,465	16,802	17,684	18,621	18,951	19,246	19,437	XXX	XXX
3. 2001	XXX	5,253	10,796	14,412	16,762	18,017	18,570	18,849	19,226	19,397	XXX	XXX
4. 2002	XXX	XXX	4,830	9,086	12,184	14,471	15,528	15,990	16,332	16,559	XXX	XXX
5. 2003	XXX	XXX	XXX	4,979	9,470	12,533	14,851	16,178	17,103	17,749	XXX	XXX
6. 2004	XXX	XXX	XXX	XXX	6,216	11,946	15,659	18,471	20,215	21,334	XXX	XXX
7. 2005	XXX	XXX	XXX	XXX	XXX	6,903	14,337	19,417	23,477	25,604	XXX	XXX
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	9,123	15,684	20,616	24,087	XXX	XXX
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,817	16,019	20,864	XXX	XXX
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,230	18,626	XXX	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,531	XXX	XXX

SCHEDULE P - PART 4 - SUMMARY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	7,144	3,261	2,537	2,318	2,027	1,426	1,424	1,414	1,368	965
2. 2000	7,044	3,705	1,508	578	392	534	466	332	342	318
3. 2001	XXX	7,889	3,489	1,817	1,488	721	628	471	374	252
4. 2002	XXX	XXX	7,068	3,170	1,810	1,105	831	682	458	451
5. 2003	XXX	XXX	XXX	8,894	4,795	2,779	1,975	1,317	963	761
6. 2004	XXX	XXX	XXX	XXX	13,832	7,701	4,541	2,810	1,711	1,383
7. 2005	XXX	XXX	XXX	XXX	XXX	17,480	9,996	6,048	3,510	2,137
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	18,756	12,567	7,119	4,326
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20,318	12,959	7,417
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	21,159	12,924
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	23,969

SCHEDULE P - PART 1A - HOMEOWNERS/FARMOWNERS

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000			0								0	
3. 2001			0								0	
4. 2002			0								0	
5. 2003			0								0	0
6. 2004			0								0	
7. 2005			0								0	
8. 2006			0								0	
9. 2007			0								0	
10. 2008	36	1	35	305				21			326	25
11. 2009	75	2	73	31		1		4			35	5
12. Totals	XXX	XXX	XXX	335	0	1	0	24	0	0	360	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 2000												0	
3. 2001												0	
4. 2002												0	
5. 2003												0	
6. 2004												0	
7. 2005												0	
8. 2006												0	
9. 2007												0	
10. 2008	8		7	1			1	0	1			16	1
11. 2009	2		8	3			1	0	1			9	1
12. Totals	10	0	15	4	0	0	1	0	1	0	0	24	2

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	0	0	0	0.0	0.0	0.0			13.04	0	0
3. 2001	0	0	0	0.0	0.0	0.0			13.04	0	0
4. 2002	0	0	0	0.0	0.0	0.0			13.04	0	0
5. 2003	0	0	0	0.0	0.0	0.0			13.04	0	0
6. 2004	0	0	0	0.0	0.0	0.0			13.04	0	0
7. 2005	0	0	0	0.0	0.0	0.0			13.04	0	0
8. 2006	0	0	0	0.0	0.0	0.0			13.04	0	0
9. 2007	0	0	0	0.0	0.0	0.0			13.04	0	0
10. 2008	342	1	341	947.5	148.6	962.2			13.04	14	1
11. 2009	47	3	44	62.3	151.8	59.8			13.04	8	1
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	22	2

SCHEDULE P - PART 1B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	(0)	(0)						0	XXX
2. 2000	1,894		1,894	1,205	43	58	0	382	1	4	1,601	283
3. 2001	1,897	0	1,897	1,300	20	103	1	195	1	4	1,576	251
4. 2002	961	1	961	499	6	46	0	188	1	2	725	119
5. 2003	3		3	0				172			173	1
6. 2004	(0)		(0)	1							1	1
7. 2005			0								0	
8. 2006			0								0	
9. 2007			0								0	
10. 2008	0		0								0	
11. 2009	24	0	24	10		0		1			10	
12. Totals	XXX	XXX	XXX	3,014	69	207	2	939	4	11	4,086	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22			
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 2000												0	
3. 2001												0	
4. 2002												0	
5. 2003												0	
6. 2004												0	
7. 2005												0	
8. 2006												0	
9. 2007												0	
10. 2008												0	
11. 2009	15		3	(0)			1		1			20	
12. Totals	15	0	3	(0)	0	0	1	0	1	0	0	20	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	1,646	44	1,601	86.9	0.0	84.5			13.04	0	0
3. 2001	1,598	22	1,576	84.2	16,900.0	83.1			13.04	0	0
4. 2002	733	8	725	76.3	1,220.0	75.5			13.04	0	0
5. 2003	173	0	173	6,615.0	0.0	6,615.0			13.04	0	0
6. 2004	1	0	1	(500.0)	0.0	(500.0)			13.04	0	0
7. 2005	0	0	0	0.0	0.0	0.0			13.04	0	0
8. 2006	0	0	0	0.0	0.0	0.0			13.04	0	0
9. 2007	0	0	0	0.0	0.0	0.0			13.04	0	0
10. 2008	0	0	0	0.0	0.0	0.0			13.04	0	0
11. 2009	30	(0)	30	124.1	(0.5)	125.5			13.04	18	1
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	18	1

SCHEDULE P - PART 1C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments — Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported- Direct and Assumed
1. Prior	XXX	XXX	XXX	(6)	(2)	0	0				(4)	XXX
2. 2000	6,639	4,369	2,269	7,487	4,845	1,225	778	411	117	234	3,382	1,190
3. 2001	5,426	1,723	3,703	4,949	2,062	769	348	223	62	170	3,468	607
4. 2002	2,714	418	2,296	1,848	448	188	61	127	74	26	1,581	146
5. 2003	2,187	502	1,686	1,028	219	267	93	122	3	1	1,102	123
6. 2004	5,165	1,179	3,986	2,540	742	395	86	167	1	3	2,273	255
7. 2005	8,243	1,539	6,704	4,369	1,131	621	139	249	5	20	3,965	369
8. 2006	9,298	1,279	8,019	3,654	655	570	79	355	10	23	3,834	427
9. 2007	10,208	1,241	8,968	3,299	495	548	94	440	5	30	3,693	470
10. 2008	10,837	1,374	9,463	2,590	462	282	44	392	6	49	2,752	512
11. 2009	11,764	1,382	10,382	1,028	10	58	0	372	1	17	1,448	505
12. Totals	XXX	XXX	XXX	32,785	11,066	4,925	1,723	2,858	284	572	27,495	XXX

	Losses Unpaid — Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid — Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding- Direct and Assumed
1. Prior					1	1						0	1
2. 2000	17	15			3	1			1	1		3	1
3. 2001	87	83	20	14	4	4	4	3	4			16	1
4. 2002	7	0	6	6	3		1	1	1			10	0
5. 2003	0		2	2	0		0	0	0			1	0
6. 2004	2		15	11	3	1	3	2	1			9	1
7. 2005	36	0	153	103	23	1	31	21	5			124	2
8. 2006	512	152	294	144	64	5	59	29	15			614	9
9. 2007	1,382	140	836	333	184	5	167	66	42	0		2,066	27
10. 2008	1,949	350	2,304	836	212	24	460	167	99	1		3,646	60
11. 2009	1,360	119	4,574	963	67	3	912	192	320	2		5,955	186
12. Totals	5,352	859	8,205	2,411	563	44	1,637	481	486	4	0	12,444	287

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	9,142	5,757	3,385	137.7	131.8	149.2			13.04	1	1
3. 2001	6,060	2,576	3,484	111.7	149.5	94.1			13.04	11	6
4. 2002	2,181	590	1,591	80.4	141.0	69.3			13.04	7	3
5. 2003	1,421	317	1,104	65.0	63.2	65.5			13.04	1	0
6. 2004	3,126	843	2,282	60.5	71.5	57.3			13.04	6	3
7. 2005	5,487	1,398	4,089	66.6	90.9	61.0			13.04	86	38
8. 2006	5,521	1,073	4,448	59.4	83.9	55.5			13.04	510	104
9. 2007	6,898	1,139	5,759	67.6	91.8	64.2			13.04	1,745	321
10. 2008	8,287	1,890	6,398	76.5	137.5	67.6			13.04	3,067	579
11. 2009	8,692	1,289	7,403	73.9	93.3	71.3			13.04	4,852	1,102
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	10,286	2,158

SCHEDULE P - PART 1D - WORKERS' COMPENSATION

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported- Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	439	311	40	23	1		7	146	XXX
2. 2000	16,862	7,186	9,676	15,561	10,122	1,883	1,061	1,137	127	72	7,271	2,815
3. 2001	19,676	10,671	9,005	12,668	8,243	1,573	923	1,000	245	131	5,829	2,769
4. 2002	14,642	4,246	10,396	7,829	2,732	1,074	216	620	(53)	98	6,629	1,215
5. 2003	16,025	4,376	11,649	8,198	1,945	1,225	134	664	0	94	8,007	1,057
6. 2004	18,703	3,675	15,028	6,839	1,004	1,282	91	782	0	151	7,808	1,059
7. 2005	17,980	2,407	15,574	6,509	745	1,036	48	679		113	7,430	906
8. 2006	16,030	1,936	14,094	5,551	503	891	36	753		32	6,656	862
9. 2007	15,170	1,836	13,334	5,019	450	954	38	724		26	6,210	793
10. 2008	16,278	2,024	14,254	4,302	345	586	26	635		9	5,152	827
11. 2009	24,228	2,864	21,364	2,587	245	476	15	730	37	0	3,496	1,049
12. Totals	XXX	XXX	XXX	75,503	26,647	11,021	2,610	7,725	357	732	64,636	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
1. Prior	2,261	1,695	730	523	81	70	130	93	82			903	18
2. 2000	1,294	1,180	519	473	29	37	93	85	57			217	13
3. 2001	1,184	1,036	534	488	33	45	95	87	63			251	13
4. 2002	678	493	455	249	25	24	81	45	40			469	7
5. 2003	628	195	738	396	33	11	132	71	36			894	7
6. 2004	1,009	538	885	472	44	25	158	84	48			1,026	11
7. 2005	997	292	1,014	445	49	11	181	80	38			1,453	12
8. 2006	889	75	1,432	415	65	6	256	74	53			2,124	17
9. 2007	1,725	172	1,747	508	134	13	312	91	81			3,217	37
10. 2008	2,178	175	2,561	530	233	20	458	95	62			4,672	88
11. 2009	4,285	596	7,476	1,268	582	69	1,337	227	330			11,850	553
12. Totals	17,128	6,447	18,090	5,767	1,308	330	3,235	1,031	891	0	0	27,077	776

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	773	131
2. 2000	20,575	13,086	7,489	122.0	182.1	77.4			13.04	159	58
3. 2001	17,149	11,069	6,081	87.2	103.7	67.5			13.04	193	58
4. 2002	10,803	3,705	7,098	73.8	87.2	68.3			13.04	390	79
5. 2003	11,653	2,753	8,901	72.7	62.9	76.4			13.04	775	118
6. 2004	11,047	2,213	8,834	59.1	60.2	58.8			13.04	885	141
7. 2005	10,504	1,621	8,883	58.4	67.3	57.0			13.04	1,275	178
8. 2006	9,890	1,110	8,780	61.7	57.3	62.3			13.04	1,830	294
9. 2007	10,697	1,271	9,427	70.5	69.2	70.7			13.04	2,793	424
10. 2008	11,014	1,190	9,824	67.7	58.8	68.9			13.04	4,035	638
11. 2009	17,803	2,457	15,347	73.5	85.8	71.8			13.04	9,897	1,953
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	23,005	4,072

SCHEDULE P - PART 1E - COMMERCIAL MULTIPLE PERIL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported- Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	115	111	64	53	23			38	XXX
2. 2000	6,120	2,956	3,164	4,267	2,166	1,046	491	323	49	177	2,931	761
3. 2001	6,939	2,270	4,669	5,143	2,039	1,102	182	333	28	75	4,330	663
4. 2002	7,778	2,010	5,768	4,135	1,289	717	110	323	20	61	3,755	464
5. 2003	10,525	2,323	8,202	3,982	518	1,108	99	362	23	98	4,811	421
6. 2004	16,254	3,632	12,623	7,653	2,368	1,574	201	620	21	114	7,257	478
7. 2005	18,856	4,101	14,756	7,973	1,777	1,307	127	741	7	150	8,109	635
8. 2006	20,810	4,764	16,046	7,301	1,971	1,237	152	659	21	155	7,053	598
9. 2007	21,116	4,308	16,808	4,960	519	740	28	599	4	101	5,747	577
10. 2008	17,055	3,054	14,001	7,138	1,344	396	29	601	22	99	6,741	554
11. 2009	12,541	1,744	10,796	3,250	133	174	4	431	0	20	3,720	323
12. Totals	XXX	XXX	XXX	55,917	14,235	9,465	1,476	5,015	194	1,050	54,492	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior	92	74	362	310	62	46	156	134	23	17		115	15
2. 2000	31		21	(3)	3		9	(1)	3			70	1
3. 2001	229	197	50	13	26	13	20	4	14	3		108	3
4. 2002	6		38	(5)	7	2	17	(2)	3			77	1
5. 2003	62	15	160	55	28	2	68	23	10			233	5
6. 2004	976	259	683	258	174	87	283	109	39			1,441	14
7. 2005	1,069	352	953	383	163	11	369	154	55			1,709	26
8. 2006	1,536	368	1,357	417	190	20	568	175	70			2,743	42
9. 2007	802	26	2,580	898	256	4	1,057	360	116			3,524	75
10. 2008	916	15	2,707	648	190	2	1,081	249	167			4,147	55
11. 2009	1,084	60	2,789	530	92	3	992	173	268	1		4,459	86
12. Totals	6,803	1,366	11,701	3,504	1,193	189	4,621	1,377	767	21	0	18,627	323

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	70	45
2. 2000	5,703	2,701	3,002	93.2	91.4	94.9			13.04	54	17
3. 2001	6,917	2,479	4,438	99.7	109.2	95.0			13.04	69	40
4. 2002	5,245	1,413	3,832	67.4	70.3	66.4			13.04	49	27
5. 2003	5,779	735	5,045	54.9	31.6	61.5			13.04	153	80
6. 2004	12,002	3,304	8,698	73.8	91.0	68.9			13.04	1,141	300
7. 2005	12,629	2,811	9,818	67.0	68.5	66.5			13.04	1,286	422
8. 2006	12,919	3,123	9,796	62.1	65.5	61.1			13.04	2,109	634
9. 2007	11,110	1,839	9,272	52.6	42.7	55.2			13.04	2,458	1,066
10. 2008	13,196	2,308	10,888	77.4	75.6	77.8			13.04	2,961	1,186
11. 2009	9,082	904	8,178	72.4	51.8	75.7			13.04	3,283	1,176
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	13,633	4,993

SCHEDULE P - PART 1F - SECTION 1 - MEDICAL PROFESSIONAL LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000	134	45	89	102	52	44	19	5			80	4
3. 2001	154	40	115	12	17	17	8	3			7	4
4. 2002	149	20	129	38	5	37	8	5			67	3
5. 2003	198	17	181	53	50	12	2	4			17	4
6. 2004	224	16	208	18	3	21	7	4		13	33	2
7. 2005	258	15	244	56	11	17	2	4			64	1
8. 2006	247	1	246	16		7		3			26	2
9. 2007	197		197	2		1		2			4	2
10. 2008	178	1	178					1			1	0
11. 2009	153	1	153								0	
12. Totals	XXX	XXX	XXX	296	137	155	45	29	0	13	298	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior			3				2		0			5	
2. 2000			3				2		0			4	
3. 2001			3	0			1	0	0			4	
4. 2002			4	1			2	0	0			6	
5. 2003			7	1			4	0	0			11	
6. 2004			10	2			6	1	1			14	
7. 2005	10		22	3	6		13	1	2			49	1
8. 2006	27		42	0	3		24	0	4			99	1
9. 2007	3		45		7		26		3			84	1
10. 2008	2		55		1		32		4			93	0
11. 2009			49				28		3			80	
12. Totals	41	0	243	6	17	0	139	3	17	0	0	448	2

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	3	2
2. 2000	155	70	84	115.8	157.9	94.8			13.04	3	2
3. 2001	36	25	10	23.0	64.1	8.9			13.04	2	1
4. 2002	87	14	73	58.2	67.9	56.6			13.04	4	2
5. 2003	81	53	28	40.7	316.3	15.4			13.04	6	4
6. 2004	59	12	47	26.3	74.6	22.5			13.04	9	6
7. 2005	129	17	113	50.1	113.8	46.2			13.04	29	20
8. 2006	126	0	126	51.0	25.1	51.2			13.04	69	31
9. 2007	88	0	88	44.7	0.0	44.7			13.04	48	36
10. 2008	94	0	94	52.5	0.0	52.6			13.04	57	36
11. 2009	80	0	80	52.1	0.0	52.3			13.04	49	31
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	279	170

SCHEDULE P - PART 1F - SECTION 2 - MEDICAL PROFESSIONAL LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported- Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000	472	149	324	385	209	167	44	21			320	14
3. 2001	645	141	504	454	218	230	63	28			431	14
4. 2002	808	160	648	283	33	255	24	31			512	18
5. 2003	999	191	808	588	209	311	45	49			693	21
6. 2004	1,149	227	922	154	8	178	20	42			345	17
7. 2005	1,321	143	1,177	169	15	106	16	45			289	10
8. 2006	1,236	113	1,123	147	18	74	8	50			245	9
9. 2007	1,183	137	1,046	100	(1)	50		40			192	6
10. 2008	1,306	116	1,190	62		37		38			137	8
11. 2009	1,345	255	1,090			3		34			38	5
12. Totals	XXX	XXX	XXX	2,341	709	1,412	220	378	0	0	3,202	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded			
1. Prior												0	
2. 2000												0	
3. 2001												0	
4. 2002			0	0			0	0	0			0	
5. 2003			0	0			0	0	0			0	
6. 2004			2	2			1	1	0			0	
7. 2005	20		17	8	4		10	5	2			40	0
8. 2006	1		24	3	1		13	2	1			35	0
9. 2007	75		18	9	27		10	5	5			121	1
10. 2008	122		184	43	31		105	24	17			392	2
11. 2009	101	26	348	63	22	3	198	36	24			565	4
12. Totals	318	26	593	128	85	3	338	73	49	0	0	1,153	7

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	573	253	320	121.3	169.9	99.0			13.04	0	0
3. 2001	711	281	431	110.2	198.7	85.4			13.04	0	0
4. 2002	569	58	512	70.4	36.0	79.0			13.04	0	0
5. 2003	948	255	694	95.0	133.7	85.8			13.04	0	0
6. 2004	377	31	345	32.8	13.8	37.5			13.04	0	0
7. 2005	373	44	329	28.2	30.7	28.0			13.04	29	11
8. 2006	311	31	280	25.1	27.5	24.9			13.04	21	14
9. 2007	325	13	312	27.4	9.1	29.8			13.04	84	37
10. 2008	596	67	529	45.6	57.6	44.4			13.04	263	128
11. 2009	731	128	603	54.3	50.0	55.3			13.04	360	205
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	756	396

SCHEDULE P - PART 1G - SPECIAL LIABILITY
(OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000			0								0	XXX
3. 2001			0								0	XXX
4. 2002			0								0	XXX
5. 2003			0								0	XXX
6. 2004			0								0	XXX
7. 2005			0								0	XXX
8. 2006	26	14	12			13	1	1	6		7	XXX
9. 2007	411	244	167	68	39	3	1	14	4	9	41	XXX
10. 2008	897	533	364	168	96	11	5	35	8	5	104	XXX
11. 2009	1,163	673	489	73	35	1	1	21	3	3	56	XXX
12. Totals	XXX	XXX	XXX	308	170	29	7	71	22	17	209	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	
2. 2000												0	
3. 2001												0	
4. 2002												0	
5. 2003												0	
6. 2004												0	
7. 2005												0	
8. 2006						0			1	0		0	0
9. 2007	10	5	36	22	4	2	9	6	2	0		27	1
10. 2008	57	29	114	72	9	4	40	25	13	4		99	5
11. 2009	83	42	312	184	4	2	75	44	21	4		219	4
12. Totals	150	75	462	278	17	8	123	75	37	8	0	345	10

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	0	0	0	0.0	0.0	0.0			13.04	0	0
3. 2001	0	0	0	0.0	0.0	0.0			13.04	0	0
4. 2002	0	0	0	0.0	0.0	0.0			13.04	0	0
5. 2003	0	0	0	0.0	0.0	0.0			13.04	0	0
6. 2004	0	0	0	0.0	0.0	0.0			13.04	0	0
7. 2005	0	0	0	0.0	0.0	0.0			13.04	0	0
8. 2006	15	7	8	56.8	51.4	63.0			13.04	0	0
9. 2007	146	78	68	35.6	32.1	40.6			13.04	19	8
10. 2008	446	243	203	49.7	45.5	55.8			13.04	70	28
11. 2009	589	314	275	50.7	46.7	56.2			13.04	169	50
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	259	86

SCHEDULE P - PART 1H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	301	66	270	31	(29)	0	1	445	XXX
2. 2000	4,532	1,664	2,869	2,657	747	1,467	141	193	47	155	3,383	249
3. 2001	5,392	1,499	3,892	1,896	726	1,095	156	189	0	262	2,298	188
4. 2002	5,257	1,479	3,779	2,287	696	954	87	197	8	206	2,646	181
5. 2003	7,280	1,357	5,923	1,516	180	1,010	15	167	0	269	2,499	123
6. 2004	10,530	1,998	8,532	2,622	859	1,057	30	265	20	232	3,035	204
7. 2005	11,990	2,448	9,542	3,309	789	1,852	6	265	134	188	4,497	280
8. 2006	11,932	2,450	9,482	3,547	1,366	1,116	51	255	3	140	3,498	264
9. 2007	12,852	2,570	10,281	1,425	69	734	14	191	5	136	2,262	265
10. 2008	17,284	3,654	13,630	947	87	347	3	296	0	85	1,500	339
11. 2009	21,044	4,473	16,571	164	12	148	1	184	0	40	484	281
12. Totals	XXX	XXX	XXX	20,671	5,596	10,050	535	2,173	219	1,714	26,546	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior	95		493	46	120	4	213	20	58			911	46
2. 2000	100	10	197	39	108	4	85	17	26			447	23
3. 2001	96	19	120	29	24	8	52	12	13			237	9
4. 2002	59	2	154	57	55	5	66	25	16			260	11
5. 2003	31	2	180	43	38	1	78	19	18			280	6
6. 2004	385	218	305	110	59	1	132	48	29			531	9
7. 2005	360	74	612	255	158	49	264	110	56	0		962	13
8. 2006	644	48	1,185	368	164	10	512	159	98	(0)		2,018	17
9. 2007	623	51	2,212	702	199	5	955	303	200			3,128	28
10. 2008	1,360	308	4,784	1,481	242	8	2,066	639	354			6,370	86
11. 2009	886	47	7,342	2,200	86	1	3,171	950	551	0		8,837	129
12. Totals	4,640	778	17,585	5,331	1,252	95	7,594	2,302	1,417	0	0	23,982	376

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	543	368
2. 2000	4,833	1,004	3,829	106.6	60.4	133.5			13.04	248	198
3. 2001	3,485	950	2,536	64.6	63.3	65.1			13.04	169	69
4. 2002	3,788	882	2,906	72.0	59.6	76.9			13.04	153	107
5. 2003	3,038	259	2,779	41.7	19.1	46.9			13.04	166	114
6. 2004	4,853	1,286	3,567	46.1	64.4	41.8			13.04	361	171
7. 2005	6,876	1,417	5,459	57.3	57.9	57.2			13.04	643	318
8. 2006	7,520	2,005	5,516	63.0	81.8	58.2			13.04	1,414	604
9. 2007	6,539	1,149	5,390	50.9	44.7	52.4			13.04	2,082	1,046
10. 2008	10,396	2,526	7,870	60.1	69.1	57.7			13.04	4,356	2,014
11. 2009	12,533	3,212	9,321	59.6	71.8	56.2			13.04	5,982	2,856
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	16,116	7,866

SCHEDULE P - PART 1H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX		0	2	1				1	XXX
2. 2000	2,071	479	1,593	735	337	541	150	100	17	3	873	69
3. 2001	2,200	658	1,542	1,066	463	681	257	127	43	20	1,111	75
4. 2002	1,194	373	821	393	221	271	144	87	38	13	347	50
5. 2003	322	9	313	72	4	64	5	87	60	1	153	14
6. 2004	671	216	455	91		113		66	22	1	248	28
7. 2005	2,348	226	2,122	197		119		89	15	49	390	55
8. 2006	4,640	416	4,224	436	58	98		85	3	697	558	68
9. 2007	4,452	454	3,998	580	31	210	2	107		114	865	81
10. 2008	3,233	410	2,823	251	10	154	2	98		147	490	74
11. 2009	2,093	344	1,748	84	12	43	1	48	0	3	162	86
12. Totals	XXX	XXX	XXX	3,905	1,136	2,296	562	894	198	1,048	5,199	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior	3	2	0	0	4	2	0	0	0			3	0
2. 2000												0	
3. 2001	7		5	2	0		2	1	1			11	0
4. 2002	7		5	4	8		2	2	1			18	0
5. 2003												0	
6. 2004												0	
7. 2005			46	4	1		20	2	5			64	0
8. 2006	45		245	26	11		106	11	26			394	1
9. 2007	90	0	517	66	32		223	29	53			820	5
10. 2008	68	4	521	76	69	3	225	33	53			820	9
11. 2009	153	8	485	98	117	5	209	43	63	0		873	31
12. Totals	372	14	1,823	277	242	10	787	119	201	0	0	3,003	45

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	1	1
2. 2000	1,377	504	873	66.5	105.2	54.8			13.04	0	0
3. 2001	1,888	765	1,123	85.8	116.3	72.8			13.04	9	2
4. 2002	774	408	365	64.8	109.4	44.5			13.04	8	10
5. 2003	222	69	153	69.0	755.7	48.9			13.04	0	0
6. 2004	270	22	248	40.2	10.3	54.4			13.04	0	0
7. 2005	476	21	455	20.3	9.4	21.4			13.04	41	23
8. 2006	1,051	98	953	22.7	23.7	22.6			13.04	263	132
9. 2007	1,813	128	1,685	40.7	28.3	42.1			13.04	541	279
10. 2008	1,437	128	1,309	44.4	31.1	46.4			13.04	509	311
11. 2009	1,202	167	1,036	57.5	48.4	59.2			13.04	532	341
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	1,904	1,099

SCHEDULE P - PART 1I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported- Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	392	225	115	56	12	3	9	234	XXX
2. 2008	6,038	2,321	3,717	3,083	992	11	2	228	8	22	2,322	XXX
3. 2009	5,982	1,733	4,249	2,317	687	7	0	202	2	100	1,836	XXX
4. Totals	XXX	XXX	XXX	5,792	1,904	132	58	442	13	131	4,392	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior	165	111	56	34	24	11	6	4	9	2		98	7
2. 2008	118	47	73	30	5	3	7	3	10	2		128	4
3. 2009	353	19	407	205	11	1	41	21	52			617	19
4. Totals	636	177	536	269	40	16	54	28	72	4	0	843	31

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	77	22
2. 2008	3,537	1,087	2,450	58.6	46.8	65.9			13.04	113	15
3. 2009	3,389	936	2,453	56.7	54.0	57.7			13.04	536	81
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	726	117

SCHEDULE P - PART 1J - AUTO PHYSICAL DAMAGE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	(44)	(0)	14		7		48	(24)	XXX
2. 2008	2,638	34	2,604	1,342	5	57		113	0	104	1,506	241
3. 2009	2,827	27	2,800	1,180		46		102	(1)	52	1,329	242
4. Totals	XXX	XXX	XXX	2,477	4	117	0	221	(1)	204	2,812	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior	2		39	8	7		5	1	2			45	12
2. 2008	18		30	7	14		4	1	2			60	10
3. 2009	184		220	13	16		29	2	30			464	73
4. Totals	203	0	289	28	37	0	39	4	34	0	0	570	96

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	33	13
2. 2008	1,579	12	1,567	59.9	36.1	60.2			13.04	41	19
3. 2009	1,807	14	1,793	63.9	50.5	64.0			13.04	390	74
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	464	106

SCHEDULE P - PART 1K - FIDELITY/SURETY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	(9)	(6)	31	25			12	4	XXX
2. 2008	622	183	439	(0)		0		0			0	XXX
3. 2009	469	160	309	7	6			5			6	XXX
4. Totals	XXX	XXX	XXX	(3)	(0)	31	25	5	0	12	10	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		Number of Claims Outstanding-Direct and Assumed
1. Prior	652	547	43	29	21	21	16	11	17		9	142	
2. 2008	0		67	38	(0)		24	14	3			42	
3. 2009			78	30			28	11	5			70	
4. Totals	652	547	188	98	20	21	68	35	25	0	9	254	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	120	22
2. 2008	94	52	42	15.1	28.6	9.5			13.04	28	13
3. 2009	123	47	77	26.2	29.1	24.7			13.04	48	22
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	196	58

Sch. P-Pt. 1L
NONE

Sch. P-Pt. 1M
NONE

Sch. P-Pt. 1N
NONE

SCHEDULE P - PART 1O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported- Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000			0								0	XXX
3. 2001			0								0	XXX
4. 2002	0		0								0	XXX
5. 2003		(433)	433								0	XXX
6. 2004		(347)	347								0	XXX
7. 2005			0								0	XXX
8. 2006			0								0	XXX
9. 2007			0								0	XXX
10. 2008			0								0	XXX
11. 2009			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded			
1. Prior												0	XXX
2. 2000												0	XXX
3. 2001												0	XXX
4. 2002												0	XXX
5. 2003												0	XXX
6. 2004												0	XXX
7. 2005												0	XXX
8. 2006												0	XXX
9. 2007												0	XXX
10. 2008												0	XXX
11. 2009												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	0	0	0	0.0	0.0	0.0			13.04	0	0
3. 2001	0	0	0	0.0	0.0	0.0			13.04	0	0
4. 2002	0	0	0	0.0	0.0	0.0			13.04	0	0
5. 2003	0	0	0	0.0	0.0	0.0			13.04	0	0
6. 2004	0	0	0	0.0	0.0	0.0			13.04	0	0
7. 2005	0	0	0	0.0	0.0	0.0			13.04	0	0
8. 2006	0	0	0	0.0	0.0	0.0			13.04	0	0
9. 2007	0	0	0	0.0	0.0	0.0			13.04	0	0
10. 2008	0	0	0	0.0	0.0	0.0			13.04	0	0
11. 2009	0	0	0	0.0	0.0	0.0			13.04	0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000			0								0	XXX
3. 2001			0								0	XXX
4. 2002			0								0	XXX
5. 2003			0								0	XXX
6. 2004			0								0	XXX
7. 2005			0								0	XXX
8. 2006			0								0	XXX
9. 2007			0								0	XXX
10. 2008			0								0	XXX
11. 2009			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 2000												0	XXX
3. 2001												0	XXX
4. 2002												0	XXX
5. 2003												0	XXX
6. 2004												0	XXX
7. 2005												0	XXX
8. 2006												0	XXX
9. 2007												0	XXX
10. 2008												0	XXX
11. 2009												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

NONE

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	0	0	0	0.0	0.0	0.0				0	0
3. 2001	0	0	0	0.0	0.0	0.0				0	0
4. 2002	0	0	0	0.0	0.0	0.0				0	0
5. 2003	0	0	0	0.0	0.0	0.0				0	0
6. 2004	0	0	0	0.0	0.0	0.0				0	0
7. 2005	0	0	0	0.0	0.0	0.0				0	0
8. 2006	0	0	0	0.0	0.0	0.0				0	0
9. 2007	0	0	0	0.0	0.0	0.0				0	0
10. 2008	0	0	0	0.0	0.0	0.0				0	0
11. 2009	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	46		1					46	XXX
2. 2000	60	15	45	91	53	9	8	1			41	1
3. 2001	55	23	32	8	1	6	1	1	0		13	1
4. 2002	32	11	21	0	0						0	0
5. 2003	37	7	30					1			1	0
6. 2004	36	7	29	0				1			1	0
7. 2005	59	15	44	10	1	4		3			17	1
8. 2006	126	32	95	14	3	10	0	5		1	26	4
9. 2007	167	34	132	5	1	3	1	3			9	2
10. 2008	280	44	236	7		0		7			15	1
11. 2009	328	45	283	3		0		6			10	2
12. Totals	XXX	XXX	XXX	185	59	34	9	29	0	1	179	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior			1	0	2		0	0	0			3	0
2. 2000												0	
3. 2001												0	
4. 2002			0	0			0	0				0	
5. 2003												0	
6. 2004			0	0			0	0				0	
7. 2005			1	1			0	0	0			1	
8. 2006	7		4	2	0		2	1	0			11	0
9. 2007			4	2			2	1	0			2	
10. 2008	5		28	10	0		12	4	2			34	1
11. 2009	5		107	29	1		46	13	7			125	1
12. Totals	16	0	145	44	4	0	63	19	9	0	0	175	2

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	1	3
2. 2000	101	60	41	168.8	406.1	90.8			13.04	0	0
3. 2001	15	2	13	27.7	8.6	41.4			13.04	0	0
4. 2002	0	0	0	1.3	2.5	0.6			13.04	0	0
5. 2003	1	0	1	2.8	0.0	3.5			13.04	0	0
6. 2004	1	0	1	4.1	0.1	5.0			13.04	0	0
7. 2005	19	1	17	31.4	9.3	38.8			13.04	0	0
8. 2006	43	6	37	33.7	18.1	38.9			13.04	9	2
9. 2007	17	5	12	10.0	15.1	8.7			13.04	1	1
10. 2008	62	14	48	22.1	31.2	20.4			13.04	23	10
11. 2009	176	42	134	53.8	93.6	47.5			13.04	83	41
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	118	57

SCHEDULE P - PART 1R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments									12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11		Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)		
1. Prior	XXX	XXX	XXX								0		XXX
2. 2000	38	19	19								0		
3. 2001	26	17	9			4	4				0		0
4. 2002	(5)	(5)	(0)			0	0	0			0		
5. 2003	67	12	55								0		
6. 2004	68	(0)	68					0			0		
7. 2005	43	26	18	98	78						20		
8. 2006	69	21	48	5							5		
9. 2007	67	25	42								0		
10. 2008	49	23	26								0		
11. 2009	52	21	32					0			0		
12. Totals	XXX	XXX	XXX	103	78	4	4	0	0	0	25		XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22			
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 2000												0	
3. 2001												0	
4. 2002												0	
5. 2003												0	
6. 2004												0	
7. 2005			8	5			4	2				5	
8. 2006	0		13	4			6	2				13	
9. 2007												0	
10. 2008			30	30			13	13				0	
11. 2009			1	0			0	0	0			1	
12. Totals	0	0	53	40	0	0	23	17	0	0	0	19	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	0	0	0	0.0	0.0	0.0			13.04	0	0
3. 2001	4	4	0	16.4	25.4	0.0			13.04	0	0
4. 2002	0	0	0	(5.0)	(2.7)	(33.3)			13.04	0	0
5. 2003	0	0	0	0.0	0.0	0.0			13.04	0	0
6. 2004	0	0	0	0.2	0.0	0.2			13.04	0	0
7. 2005	110	85	25	252.2	329.2	139.3			13.04	3	1
8. 2006	24	6	19	35.6	27.6	39.0			13.04	9	4
9. 2007	0	0	0	0.0	0.0	0.0			13.04	0	0
10. 2008	44	44	0	88.8	189.1	0.0			13.04	0	0
11. 2009	2	1	1	3.2	2.9	3.3			13.04	1	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	13	6

Sch. P-Pt. 1S
NONE

Sch. P-Pt. 1T
NONE

SCHEDULE P - PART 2A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior											0	0
2. 2000											0	0
3. 2001	XXX										0	0
4. 2002	XXX	XXX									0	0
5. 2003	XXX	XXX	XXX								0	0
6. 2004	XXX	XXX	XXX	XXX							0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	294	320	25	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	39	XXX	XXX
										12. Totals	25	0

SCHEDULE P - PART 2B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 One Year	12 Two Year
1. Prior	1,019	1,033	957	789	774	537	537	537	537	537	0	0
2. 2000	1,027	1,268	1,238	1,234	1,226	1,220	1,220	1,220	1,220	1,220	0	0
3. 2001	XXX	1,194	1,289	1,299	1,366	1,382	1,382	1,382	1,382	1,382	0	0
4. 2002	XXX	XXX	564	483	535	538	538	538	538	538	0	0
5. 2003	XXX	XXX	XXX	1	0	0	0	0	0	0	0	0
6. 2004	XXX	XXX	XXX	XXX	0	1	1	1	1	1	0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0		(0)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28	XXX	XXX
										12. Totals	(0)	0

SCHEDULE P - PART 2C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 One Year	12 Two Year
1. Prior	1,168	1,350	1,450	1,473	1,444	1,438	1,431	1,426	1,415	1,412	(3)	(14)
2. 2000	2,235	2,396	2,775	2,796	2,993	3,055	3,106	3,093	3,104	3,091	(13)	(2)
3. 2001	XXX	2,677	2,929	3,269	3,309	3,388	3,360	3,354	3,338	3,320	(17)	(34)
4. 2002	XXX	XXX	1,378	1,346	1,514	1,555	1,556	1,567	1,545	1,538	(7)	(29)
5. 2003	XXX	XXX	XXX	1,044	1,001	997	1,018	1,008	1,001	984	(16)	(24)
6. 2004	XXX	XXX	XXX	XXX	2,348	2,241	2,042	2,205	2,109	2,115	6	(90)
7. 2005	XXX	XXX	XXX	XXX	XXX	3,689	3,819	3,904	3,939	3,839	(99)	(64)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	4,480	4,340	4,049	4,088	39	(252)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,546	5,468	5,283	(185)	(263)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,959	5,913	(45)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,714	XXX	XXX
										12. Totals	(341)	(773)

SCHEDULE P - PART 2D - WORKERS' COMPENSATION

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 One Year	12 Two Year
1. Prior	5,969	5,309	5,814	6,112	6,171	6,200	6,529	6,569	6,586	6,568	(19)	(1)
2. 2000	6,510	7,536	6,370	6,111	6,049	6,443	6,528	6,398	6,395	6,421	27	23
3. 2001	XXX	5,798	6,118	5,912	5,880	5,384	5,360	5,304	5,253	5,264	10	(40)
4. 2002	XXX	XXX	6,491	6,525	6,353	6,498	6,415	6,413	6,371	6,384	13	(29)
5. 2003	XXX	XXX	XXX	7,363	7,612	8,158	8,290	8,153	8,158	8,202	44	48
6. 2004	XXX	XXX	XXX	XXX	9,576	9,154	8,779	8,275	8,029	8,004	(25)	(271)
7. 2005	XXX	XXX	XXX	XXX	XXX	9,885	9,928	9,192	8,612	8,166	(446)	(1,026)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	9,130	8,981	8,142	7,974	(168)	(1,006)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,101	9,036	8,621	(414)	(480)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,386	9,128	(258)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,323	XXX	XXX
										12. Totals	(1,236)	(2,782)

SCHEDULE P - PART 2E - COMMERCIAL MULTIPLE PERIL

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 One Year	12 Two Year
1. Prior	1,915	2,175	2,595	3,024	3,203	3,195	3,656	3,530	3,513	3,509	(4)	(21)
2. 2000	2,175	2,354	2,428	2,625	2,550	2,685	2,652	2,700	2,706	2,724	18	25
3. 2001	XXX	3,322	3,387	3,755	3,927	4,084	4,112	4,137	4,151	4,122	(29)	(15)
4. 2002	XXX	XXX	3,126	3,414	3,536	3,553	3,566	3,590	3,534	3,526	(8)	(64)
5. 2003	XXX	XXX	XXX	4,464	4,431	4,460	4,485	4,527	4,519	4,696	177	169
6. 2004	XXX	XXX	XXX	XXX	6,550	6,711	6,735	7,257	7,703	8,059	356	802
7. 2005	XXX	XXX	XXX	XXX	XXX	8,656	8,403	8,719	8,821	9,029	208	310
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	9,209	9,314	9,279	9,088	(191)	(226)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,131	9,020	8,560	(460)	(571)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,698	10,142	444	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,481	XXX	XXX
										12. Totals	512	409

SCHEDULE P - PART 2F - SECTION 1 - MEDICAL PROFESSIONAL LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior	222	158	149	167	154	151	173	158	151	149	(2)	(9)
2. 2000	65	50	48	76	50	47	68	82	81	80	(2)	(3)
3. 2001	XXX	63	38	43	34	19	15	12	9	7	(2)	(5)
4. 2002	XXX	XXX	70	72	85	85	80	76	71	68	(3)	(8)
5. 2003	XXX	XXX	XXX	88	104	115	99	33	27	23	(4)	(10)
6. 2004	XXX	XXX	XXX	XXX	116	116	101	81	64	42	(21)	(39)
7. 2005	XXX	XXX	XXX	XXX	XXX	134	121	132	118	107	(10)	(25)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	143	119	123	119	(3)	(0)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	111	95	83	(12)	(28)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	105	89	(15)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	77	XXX	XXX
										12. Totals	(74)	(126)

SCHEDULE P - PART 2F - SECTION 2 - MEDICAL PROFESSIONAL LIABILITY - CLAIMS-MADE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	153	162	192	217	209	213	212	208	208	208	0	0
2. 2000	261	237	252	289	287	300	299	299	299	299	0	0
3. 2001	XXX	402	494	470	424	405	402	402	403	403	0	1
4. 2002	XXX	XXX	407	486	499	501	487	481	481	481	0	(0)
5. 2003	XXX	XXX	XXX	576	674	705	680	658	657	644	(13)	(14)
6. 2004	XXX	XXX	XXX	XXX	662	636	429	308	303	303	0	(5)
7. 2005	XXX	XXX	XXX	XXX	XXX	831	644	329	299	282	(17)	(47)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	725	515	250	228	(22)	(287)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	565	394	267	(127)	(298)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	687	474	(213)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	545	XXX	XXX
										12. Totals	(391)	(649)

SCHEDULE P - PART 2G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER & MACHINERY)

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior											0	0
2. 2000											0	0
3. 2001	XXX										0	0
4. 2002	XXX	XXX									0	0
5. 2003	XXX	XXX	XXX								0	0
6. 2004	XXX	XXX	XXX	XXX							0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	8	14	14	13	(1)	(2)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	88	74	56	(18)	(32)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	246	168	(78)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	240	XXX	XXX
										12. Totals	(97)	(34)

SCHEDULE P - PART 2H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	3,970	4,148	5,560	6,751	7,447	8,092	8,562	9,340	9,831	9,724	(107)	384
2. 2000	1,535	1,783	1,998	2,414	2,734	2,924	3,284	3,359	3,488	3,657	169	298
3. 2001	XXX	1,825	1,489	1,728	2,086	2,187	2,219	2,198	2,352	2,334	(18)	136
4. 2002	XXX	XXX	1,688	1,579	2,024	2,298	2,546	2,505	2,606	2,702	95	197
5. 2003	XXX	XXX	XXX	2,616	2,274	2,285	2,432	2,571	2,597	2,594	(3)	23
6. 2004	XXX	XXX	XXX	XXX	3,682	3,636	3,410	3,368	3,305	3,293	(11)	(75)
7. 2005	XXX	XXX	XXX	XXX	XXX	4,890	4,808	5,001	5,254	5,271	17	270
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	5,145	4,862	5,057	5,166	110	304
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,056	5,120	5,005	(115)	(51)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,174	7,221	46	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,586	XXX	XXX
										12. Totals	183	1,486

SCHEDULE P - PART 2H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	838	794	852	952	998	990	978	992	998	947	(51)	(45)
2. 2000	872	873	866	848	859	819	787	780	795	790	(5)	10
3. 2001	XXX	862	1,016	1,035	1,093	1,072	1,052	1,042	1,040	1,038	(2)	(4)
4. 2002	XXX	XXX	297	293	325	322	341	332	331	316	(16)	(16)
5. 2003	XXX	XXX	XXX	155	153	114	141	137	135	126	(9)	(10)
6. 2004	XXX	XXX	XXX	XXX	282	309	271	246	225	204	(21)	(42)
7. 2005	XXX	XXX	XXX	XXX	XXX	990	804	593	448	376	(72)	(217)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	1,976	1,668	1,127	844	(283)	(823)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,237	2,012	1,524	(488)	(712)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,573	1,159	(414)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	925	XXX	XXX
										12. Totals	(1,360)	(1,860)

SCHEDULE P - PART 2I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,355	1,109	1,133	24	(222)
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,253	2,221	(33)	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,200	XXX	XXX
4. Totals											(9)	(222)

SCHEDULE P - PART 2J - AUTO PHYSICAL DAMAGE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	560	421	342	(79)	(218)
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,445	1,452	7	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,660	XXX	XXX
4. Totals											(72)	(218)

SCHEDULE P - PART 2K - FIDELITY/SURETY

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	63	194	143	(52)	80
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	81	38	(43)	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	66	XXX	XXX
4. Totals											(95)	80

SCHEDULE P - PART 2L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
4. Totals											0	0

SCHEDULE P - PART 2M - INTERNATIONAL

NONE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior											0	0
2. 2000											0	0
3. 2001	XXX										0	0
4. 2002	XXX	XXX									0	0
5. 2003	XXX	XXX	XXX								0	0
6. 2004	XXX	XXX	XXX	XXX							0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

SCHEDULE P - PART 2N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Development 11 One Year	12 Two Year
1. Prior											0	0
2. 2000											0	0
3. 2001	XXX										0	0
4. 2002	XXX	XXX									0	0
5. 2003	XXX	XXX	XXX								0	0
6. 2004	XXX	XXX	XXX	XXX							0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior											0	0
2. 2000											0	0
3. 2001	XXX										0	0
4. 2002	XXX	XXX									0	0
5. 2003	XXX	XXX	XXX								0	0
6. 2004	XXX	XXX	XXX	XXX							0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior											0	0
2. 2000											0	0
3. 2001	XXX										0	0
4. 2002	XXX	XXX									0	0
5. 2003	XXX	XXX	XXX								0	0
6. 2004	XXX	XXX	XXX	XXX							0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior	46	36	37	31	30	30	30	30	106	88	(18)	58
2. 2000	12	14	10	12	41	40	40	40	40	40	0	0
3. 2001	XXX	8	3	4	13	13	12	12	12	12	0	(0)
4. 2002	XXX	XXX	7	1	0	0	0	0	0	0	0	(0)
5. 2003	XXX	XXX	XXX	6	0	0					0	0
6. 2004	XXX	XXX	XXX	XXX	9	1	0	0	0	0	0	(0)
7. 2005	XXX	XXX	XXX	XXX	XXX	22	10	25	16	14	(3)	(11)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	57	45	36	32	(4)	(14)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	58	27	8	(18)	(49)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	107	39	(67)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	121	XXX	XXX
										12. Totals	(110)	(17)

SCHEDULE P - PART 2R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	13	40	37	36	29	30	30	17	17	17	0	0
2. 2000	6	3	3	1							0	0
3. 2001	XXX	4	3	1							0	0
4. 2002	XXX	XXX	1	(1)							0	0
5. 2003	XXX	XXX	XXX	0				3			0	(3)
6. 2004	XXX	XXX	XXX	XXX	18			10			0	(10)
7. 2005	XXX	XXX	XXX	XXX	XXX	9		11	27	25	(3)	13
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	26	44	21	19	(2)	(25)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17	12		(12)	(17)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	XXX	XXX
										12. Totals	(17)	(41)

SCHEDULE P - PART 2S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

NONE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

SCHEDULE P - PART 2T - WARRANTY

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

NONE

SCHEDULE P - PART 3A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009		
1. Prior	000											0
2. 2000												
3. 2001	XXX											
4. 2002	XXX	XXX										
5. 2003	XXX	XXX	XXX									0
6. 2004	XXX	XXX	XXX	XXX								
7. 2005	XXX	XXX	XXX	XXX	XXX							
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	161	305	20	4
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	31	3	1

SCHEDULE P - PART 3B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	243	324	346	359	537	537	537	537	537	1,304	457
2. 2000	319	821	1,071	1,217	1,217	1,220	1,220	1,220	1,220	1,220	198	85
3. 2001	XXX	386	860	1,047	1,308	1,382	1,382	1,382	1,382	1,382	194	58
4. 2002	XXX	XXX	209	353	516	538	538	538	538	538	91	28
5. 2003	XXX	XXX	XXX	0	0	0	0	0	0	0	0	1
6. 2004	XXX	XXX	XXX	XXX	0	1	1	1	1	1	0	1
7. 2005	XXX	XXX	XXX	XXX	XXX							
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10		

SCHEDULE P - PART 3C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	544	1,001	1,292	1,374	1,406	1,415	1,416	1,416	1,412	1,346	948
2. 2000	665	1,145	1,891	2,289	2,749	2,940	3,069	3,084	3,098	3,088	630	559
3. 2001	XXX	487	1,451	2,461	2,911	3,163	3,278	3,281	3,321	3,308	319	287
4. 2002	XXX	XXX	355	668	1,128	1,400	1,438	1,504	1,522	1,528	88	58
5. 2003	XXX	XXX	XXX	146	404	695	859	923	983	983	105	18
6. 2004	XXX	XXX	XXX	XXX	331	876	1,514	2,009	2,081	2,107	228	26
7. 2005	XXX	XXX	XXX	XXX	XXX	631	1,585	2,668	3,387	3,721	322	45
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	689	1,581	2,737	3,489	350	67
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	936	2,226	3,258	332	112
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	949	2,366	269	184
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,077	165	154

SCHEDULE P - PART 3D - WORKERS' COMPENSATION

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	1,954	3,374	4,262	4,513	4,941	5,389	5,451	5,602	5,746	7,525	1,704
2. 2000	1,561	3,975	4,541	5,337	5,631	5,841	6,087	6,131	6,238	6,262	2,406	396
3. 2001	XXX	1,307	3,336	4,260	4,426	4,695	4,846	4,947	5,012	5,075	2,220	536
4. 2002	XXX	XXX	1,746	3,773	4,728	5,308	5,673	5,799	5,879	5,956	992	217
5. 2003	XXX	XXX	XXX	1,767	4,091	5,305	6,130	6,655	7,087	7,343	837	213
6. 2004	XXX	XXX	XXX	XXX	2,115	4,572	5,869	6,546	6,834	7,027	826	222
7. 2005	XXX	XXX	XXX	XXX	XXX	2,224	4,624	5,730	6,386	6,751	721	173
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	2,101	4,170	5,238	5,903	654	190
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,951	4,363	5,486	587	170
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,945	4,517	554	185
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,803	332	163

SCHEDULE P - PART 3E - COMMERCIAL MULTIPLE PERIL

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	911	1,588	2,304	2,654	2,843	3,259	3,352	3,385	3,400	2,268	1,526
2. 2000	732	1,476	1,852	2,237	2,331	2,456	2,559	2,612	2,641	2,657	517	243
3. 2001	XXX	1,233	2,179	2,779	3,383	3,689	3,842	3,870	3,963	4,024	471	189
4. 2002	XXX	XXX	1,128	2,033	2,586	3,017	3,259	3,367	3,428	3,452	335	128
5. 2003	XXX	XXX	XXX	1,650	2,571	3,183	3,623	3,961	4,172	4,473	271	144
6. 2004	XXX	XXX	XXX	XXX	1,944	3,488	4,252	5,216	6,049	6,657	294	170
7. 2005	XXX	XXX	XXX	XXX	XXX	2,092	4,307	5,390	6,638	7,375	405	204
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	2,823	4,458	5,594	6,415	352	205
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,460	4,170	5,152	288	214
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,952	6,161	308	191
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,289	143	95

SCHEDULE P - PART 3F - SECTION 1 - MEDICAL PROFESSIONAL LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009		
1. Prior	000	126	136	145	147	146	144	146	144	144	6	25
2. 2000		1	5	24	40	42	42	47	75	75	1	3
3. 2001	XXX	0	1	3	10	11	4	4	4	4	0	3
4. 2002	XXX	XXX		1	6	39	54	62	62	62	1	2
5. 2003	XXX	XXX	XXX	0	11	14	43	13	13	13	1	3
6. 2004	XXX	XXX	XXX	XXX		1	20	27	32	29	0	2
7. 2005	XXX	XXX	XXX	XXX	XXX		1	13	16	60	0	1
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX			17	23	0	1
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			3		1
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3F - SECTION 2 - MEDICAL PROFESSIONAL LIABILITY - CLAIMS-MADE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	91	151	206	206	207	207	208	208	208	11	42
2. 2000	6	73	198	260	279	299	299	299	299	299	3	10
3. 2001	XXX	12	128	315	407	401	402	402	403	403	3	11
4. 2002	XXX	XXX	9	120	316	439	463	481	481	481	4	14
5. 2003	XXX	XXX	XXX	28	165	484	601	629	641	644	5	15
6. 2004	XXX	XXX	XXX	XXX	35	134	221	303	303	303	4	13
7. 2005	XXX	XXX	XXX	XXX	XXX	13	81	229	243	244	2	7
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	6	87	147	195	2	7
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	45	152	1	4
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	26	99	1	5
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3		1

SCHEDULE P - PART 3G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000										XXX	XXX
2. 2000											XXX	XXX
3. 2001	XXX										XXX	XXX
4. 2002	XXX	XXX									XXX	XXX
5. 2003	XXX	XXX	XXX								XXX	XXX
6. 2004	XXX	XXX	XXX	XXX							XXX	XXX
7. 2005	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	3	12	13	13	XXX	XXX
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17	41	31	XXX	XXX
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	33	78	XXX	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	38	XXX	XXX

SCHEDULE P - PART 3H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	1,515	2,952	4,311	5,426	6,378	7,079	7,913	8,398	8,872	677	790
2. 2000	65	381	966	1,630	1,999	2,335	2,785	2,989	3,077	3,237	95	131
3. 2001	XXX	72	329	729	1,286	1,625	1,737	1,875	2,050	2,109	84	95
4. 2002	XXX	XXX	102	373	993	1,732	2,036	2,165	2,340	2,457	77	93
5. 2003	XXX	XXX	XXX	116	456	945	1,641	2,040	2,249	2,332	66	50
6. 2004	XXX	XXX	XXX	XXX	123	615	1,432	1,947	2,496	2,791	121	74
7. 2005	XXX	XXX	XXX	XXX	XXX	290	997	2,486	3,680	4,365	168	98
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	367	918	2,202	3,246	146	101
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	254	938	2,076	135	103
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	304	1,204	98	155
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	299	29	123

SCHEDULE P - PART 3H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	308	674	805	874	927	935	937	944	945	83	354
2. 2000	94	437	616	723	776	753	760	762	790	790	19	49
3. 2001	XXX	128	561	812	970	987	1,014	1,024	1,026	1,027	22	53
4. 2002	XXX	XXX	(3)	104	196	236	285	286	296	299	14	36
5. 2003	XXX	XXX	XXX	12	56	84	126	126	126	126	2	11
6. 2004	XXX	XXX	XXX	XXX	43	162	191	206	204	204	5	23
7. 2005	XXX	XXX	XXX	XXX	XXX	68	173	266	301	316	17	37
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	113	372	461	476	34	33
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	245	427	757	33	44
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	162	392	21	44
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	115	13	43

SCHEDULE P - PART 3I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Containment Expenses Reported at Year End ($000 omitted)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009		
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	816	1,042	XXX	XXX
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,588	2,101	XXX	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,636	XXX	XXX

SCHEDULE P - PART 3J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	330	299	982	381
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,104	1,394	156	74
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,226	115	54

SCHEDULE P - PART 3K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	14	18	XXX	XXX
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	XXX	XXX

SCHEDULE P - PART 3L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3M - INTERNATIONAL

1. Prior	000										XXX	XXX
2. 2000											XXX	XXX
3. 2001	XXX										XXX	XXX
4. 2002	XXX	XXX									XXX	XXX
5. 2003	XXX	XXX	XXX								XXX	XXX
6. 2004	XXX	XXX	XXX	XXX							XXX	XXX
7. 2005	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009		
1. Prior	000										XXX	XXX
2. 2000											XXX	XXX
3. 2001	XXX										XXX	XXX
4. 2002	XXX	XXX									XXX	XXX
5. 2003	XXX	XXX	XXX								XXX	XXX
6. 2004	XXX	XXX	XXX	XXX							XXX	XXX
7. 2005	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior	000										XXX	XXX
2. 2000											XXX	XXX
3. 2001	XXX										XXX	XXX
4. 2002	XXX	XXX									XXX	XXX
5. 2003	XXX	XXX	XXX								XXX	XXX
6. 2004	XXX	XXX	XXX	XXX							XXX	XXX
7. 2005	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior	000										XXX	XXX
2. 2000											XXX	XXX
3. 2001	XXX										XXX	XXX
4. 2002	XXX	XXX									XXX	XXX
5. 2003	XXX	XXX	XXX								XXX	XXX
6. 2004	XXX	XXX	XXX	XXX							XXX	XXX
7. 2005	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009		
1. Prior	000	14	30	30	30	30	30	30	38	84	2	2
2. 2000		4	8	8	40	40	40	40	40	40	1	0
3. 2001	XXX	1	1	2	12	12	12	12	12	12	1	0
4. 2002	XXX	XXX	0	0	0	0	0	0	0	0	0	
5. 2003	XXX	XXX	XXX									0
6. 2004	XXX	XXX	XXX	XXX	0	0	0	0	0	0	0	
7. 2005	XXX	XXX	XXX	XXX	XXX	1	2	15	15	13	0	1
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	3	16	19	21	2	2
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	5	6	1	1
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7	8	1	0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3	0	1

SCHEDULE P - PART 3R-SECTION 2 - PRODUCTS LIABILITY- CLAIMS-MADE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	24	28	30	29	30	30	17	17	17	4	6
2. 2000												
3. 2001	XXX											0
4. 2002	XXX	XXX										
5. 2003	XXX	XXX	XXX									
6. 2004	XXX	XXX	XXX	XXX								
7. 2005	XXX	XXX	XXX	XXX	XXX				20	20		
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				5		
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

NONE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3T - WARRANTY

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000				
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 4A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	51	7
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6

SCHEDULE P - PART 4B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	389	290	193	35	8					
2. 2000	140	200	61	10	5					
3. 2001	XXX	294	86	25	13					
4. 2002	XXX	XXX	160	26	13					
5. 2003	XXX	XXX	XXX	1						
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4

SCHEDULE P - PART 4C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	315	186	120	37	9	0	1			
2. 2000	777	338	267	97	25	7	18	0		
3. 2001	XXX	1,075	245	117	82	32	(16)	11	8	8
4. 2002	XXX	XXX	517	130	102	49	30	42	4	
5. 2003	XXX	XXX	XXX	495	246	93	30	8	6	0
6. 2004	XXX	XXX	XXX	XXX	1,265	555	133	63	14	4
7. 2005	XXX	XXX	XXX	XXX	XXX	1,798	831	389	160	60
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	2,701	1,422	598	180
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,046	1,770	603
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,470	1,761
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,332

SCHEDULE P - PART 4D - WORKERS' COMPENSATION

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	3,204	1,246	915	733	606	399	371	364	306	244
2. 2000	3,229	1,685	471	(42)	(54)	159	119	64	33	54
3. 2001	XXX	2,785	1,560	896	823	262	304	162	72	54
4. 2002	XXX	XXX	3,127	1,267	632	455	301	295	211	242
5. 2003	XXX	XXX	XXX	3,414	1,549	1,325	1,040	736	521	403
6. 2004	XXX	XXX	XXX	XXX	5,035	2,497	1,526	1,011	623	487
7. 2005	XXX	XXX	XXX	XXX	XXX	4,828	2,905	1,919	1,197	670
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	4,474	2,811	1,593	1,198
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,545	2,433	1,461
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,101	2,395
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,318

SCHEDULE P - PART 4E - COMMERCIAL MULTIPLE PERIL

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	822	457	272	300	240	172	236	114	83	74
2. 2000	951	405	185	150	49	56	33	49	38	33
3. 2001	XXX	1,209	534	271	162	123	70	122	95	53
4. 2002	XXX	XXX	1,101	728	441	235	148	121	75	62
5. 2003	XXX	XXX	XXX	1,931	1,311	634	443	276	191	151
6. 2004	XXX	XXX	XXX	XXX	3,151	2,062	1,299	946	693	599
7. 2005	XXX	XXX	XXX	XXX	XXX	4,891	2,561	1,919	1,126	785
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	4,556	3,689	2,323	1,334
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,376	3,701	2,379
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,062	2,891
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,079

SCHEDULE P - PART 4F - SECTION 1 - MEDICAL PROFESSIONAL LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	74	22	8	10	2	4	15	10	7	5
2. 2000	64	29	15	7	9	4	13	9	6	4
3. 2001	XXX	63	36	26	18	5	11	8	5	3
4. 2002	XXX	XXX	70	46	41	17	18	14	9	6
5. 2003	XXX	XXX	XXX	88	83	59	30	20	14	10
6. 2004	XXX	XXX	XXX	XXX	116	90	70	48	27	14
7. 2005	XXX	XXX	XXX	XXX	XXX	130	105	71	49	31
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	143	119	90	66
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	111	93	71
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	105	87
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	77

SCHEDULE P - PART 4F - SECTION 2 - MEDICAL PROFESSIONAL LIABILITY - CLAIMS-MADE

	1	2	3	4	5	6	7	8	9	10
1. Prior	66	14	1	6	0	2	1			
2. 2000	177	84	14	9	6	1	(0)			
3. 2001	XXX	293	131	13	14	2	0			
4. 2002	XXX	XXX	347	145	44	29	13	0		
5. 2003	XXX	XXX	XXX	389	230	62	20	6	0	0
6. 2004	XXX	XXX	XXX	XXX	467	254	48	5		
7. 2005	XXX	XXX	XXX	XXX	XXX	544	368	75	48	14
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	584	306	32	32
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	485	199	14
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	461	222
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	447

SCHEDULE P - PART 4G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

	1	2	3	4	5	6	7	8	9	10
1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	2	1	0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	52	19	18
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	111	56
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	158

SCHEDULE P - PART 4H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

	1	2	3	4	5	6	7	8	9	10
1. Prior	1,820	861	955	1,097	1,070	789	754	874	927	641
2. 2000	1,067	724	418	314	314	283	271	201	272	226
3. 2001	XXX	1,535	704	373	319	262	239	157	188	130
4. 2002	XXX	XXX	1,219	663	449	269	293	192	144	138
5. 2003	XXX	XXX	XXX	2,064	1,261	577	395	256	220	196
6. 2004	XXX	XXX	XXX	XXX	3,020	2,091	1,366	686	337	278
7. 2005	XXX	XXX	XXX	XXX	XXX	3,746	2,619	1,337	787	512
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	3,982	2,788	1,739	1,170
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,193	3,273	2,162
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,992	4,731
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,362

SCHEDULE P - PART 4H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

	1	2	3	4	5	6	7	8	9	10
1. Prior	393	145	47	75	66	46	41	48	51	0
2. 2000	503	227	79	62	33	24	12	10	5	
3. 2001	XXX	489	146	88	56	33	20	10	6	4
4. 2002	XXX	XXX	188	85	69	43	27	17	15	2
5. 2003	XXX	XXX	XXX	84	55	23	15	10	9	
6. 2004	XXX	XXX	XXX	XXX	165	109	61	39	16	
7. 2005	XXX	XXX	XXX	XXX	XXX	771	512	278	130	59
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	1,713	1,204	657	312
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,593	1,265	646
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,172	637
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	553

SCHEDULE P - PART 4I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	743	159	25
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	313	47
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	222

SCHEDULE P - PART 4J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	252	49	35
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	145	27
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	234

SCHEDULE P - PART 4K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	63	11	19
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	81	38
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	65

SCHEDULE P - PART 4L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4M - INTERNATIONAL

1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	14	7	7	1		0	0		8	1
2. 2000	11	7	2	1	1	0	0			
3. 2001	XXX	8	3	0	1	1	0	0		
4. 2002	XXX	XXX	6	1	0	0	0	0		0
5. 2003	XXX	XXX	XXX	6	0	0				
6. 2004	XXX	XXX	XXX	XXX	9	1	0	0		0
7. 2005	XXX	XXX	XXX	XXX	XXX	18	5	5	2	1
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	39	24	7	4
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	55	18	2
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	95	27
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	112

SCHEDULE P - PART 4R-SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

	1	2	3	4	5	6	7	8	9	10
1. Prior	3	14	9							
2. 2000	7	3	3	1						
3. 2001	XXX	4	3	1						
4. 2002	XXX	XXX	1	(1)						
5. 2003	XXX	XXX	XXX	0				3		
6. 2004	XXX	XXX	XXX	XXX	18			10		
7. 2005	XXX	XXX	XXX	XXX	XXX	9		11	7	5
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	26	44	21	13
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17	12	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SCHEDULE P - PART 4S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

NONE

	1	2	3	4	5	6	7	8	9	10
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4T - WARRANTY

	1	2	3	4	5	6	7	8	9	10
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 5A - HOMEOWNERS/FARMOWNERS

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	20
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14	1
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							0
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22	25
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5

SCHEDULE P - PART 5B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	68	11	2	1	(0)	0	0	0	0	225
2. 2000	115	186	193	195	195	196	196	196	196	198
3. 2001	XXX	129	184	191	193	193	193	193	193	194
4. 2002	XXX	XXX	70	87	91	91	91	91	91	91
5. 2003	XXX	XXX	XXX	0	0	0	0	0	0	0
6. 2004	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	21	2	9	4	4		0			
2. 2000	75	2	5	1	0					
3. 2001	XXX	6	14	3	1	0		0		
4. 2002	XXX	XXX	25	7	0	0				
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	25	4	10	1	(0)	(1)				
2. 2000	238	264	277	278	279	279	279	279	279	283
3. 2001	XXX	166	250	251	251	251	251	251	251	251
4. 2002	XXX	XXX	114	119	119	119	119	119	119	119
5. 2003	XXX	XXX	XXX	1	1	1	1	1	1	1
6. 2004	XXX	XXX	XXX	XXX	1	1	1	1	1	1
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	252	82	34	12	8	2	2	1	0	1
2. 2000	265	515	600	634	647	654	654	655	656	630
3. 2001	XXX	167	274	303	315	320	320	321	321	319
4. 2002	XXX	XXX	53	71	79	84	85	86	87	88
5. 2003	XXX	XXX	XXX	104	153	101	103	104	105	105
6. 2004	XXX	XXX	XXX	XXX	129	210	222	227	229	228
7. 2005	XXX	XXX	XXX	XXX	XXX	160	293	313	321	322
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	186	322	346	350
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	196	320	332
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	165	269
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	165

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	120	58	27	14	6	6	2	1	1	1
2. 2000	291	132	59	27	13	4	2	1	1	1
3. 2001	XXX	181	63	28	13	6	4	1	1	1
4. 2002	XXX	XXX	34	14	6	4	3	2	0	0
5. 2003	XXX	XXX	XXX	47	14	5	3	1	0	0
6. 2004	XXX	XXX	XXX	XXX	69	17	9	3	1	1
7. 2005	XXX	XXX	XXX	XXX	XXX	130	30	14	8	2
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	139	37	18	9
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	145	51	27
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	165	60
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	186

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	940	305	222	215	214	213	212	211	214	
2. 2000		1,052	1,087	1,099	1,105	1,108	1,109	1,109	1,111	1,190
3. 2001	XXX		582	594	598	599	599	599	600	607
4. 2002	XXX	XXX		138	140	145	145	145	146	146
5. 2003	XXX	XXX	XXX		188	130	132	132	132	123
6. 2004	XXX	XXX	XXX	XXX		284	300	302	303	255
7. 2005	XXX	XXX	XXX	XXX	XXX		398	426	431	369
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX		432	458	427
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX		482	470
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	440	512
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	505

SCHEDULE P - PART 5D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	902	(35)	46	28	14	10	7	6	4	2
2. 2000	1,356	2,153	2,292	2,342	2,371	2,383	2,393	2,400	2,404	2,406
3. 2001	XXX	1,310	2,035	2,134	2,174	2,194	2,204	2,212	2,216	2,220
4. 2002	XXX	XXX	580	901	951	972	982	989	991	992
5. 2003	XXX	XXX	XXX	408	755	799	820	832	836	837
6. 2004	XXX	XXX	XXX	XXX	413	752	793	816	823	826
7. 2005	XXX	XXX	XXX	XXX	XXX	359	659	699	712	721
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	328	607	641	654
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	294	547	587
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	288	554
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	332

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	265	135	86	59	44	34	28	23	20	18
2. 2000	1,009	250	129	77	47	35	26	19	15	13
3. 2001	XXX	766	190	96	56	38	29	21	17	13
4. 2002	XXX	XXX	354	95	48	27	17	11	9	7
5. 2003	XXX	XXX	XXX	368	86	46	26	13	9	7
6. 2004	XXX	XXX	XXX	XXX	352	90	44	22	14	11
7. 2005	XXX	XXX	XXX	XXX	XXX	336	74	35	21	12
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	318	66	33	17
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	297	76	37
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	328	88
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	553

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	332	256	7	7	3	2	1	1	1	
2. 2000	2,695	3,040	3,062	3,066	3,071	3,072	3,074	3,075	3,075	2,815
3. 2001	XXX	2,678	2,905	2,917	2,922	2,924	2,926	2,929	2,930	2,769
4. 2002	XXX	XXX	1,110	1,223	1,229	1,231	1,233	1,234	1,234	1,215
5. 2003	XXX	XXX	XXX	928	1,043	1,050	1,054	1,056	1,057	1,057
6. 2004	XXX	XXX	XXX	XXX	925	1,046	1,055	1,060	1,058	1,059
7. 2005	XXX	XXX	XXX	XXX	XXX	829	907	914	905	906
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	803	878	862	862
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	742	790	793
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	753	827
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,049

SCHEDULE P - PART 5E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	165	47	21	16	15	15	7	7	19	40
2. 2000	291	469	491	502	510	513	515	516	518	517
3. 2001	XXX	307	425	447	459	467	471	472	475	471
4. 2002	XXX	XXX	218	310	324	333	337	340	342	335
5. 2003	XXX	XXX	XXX	195	275	290	298	302	307	271
6. 2004	XXX	XXX	XXX	XXX	196	312	331	345	365	294
7. 2005	XXX	XXX	XXX	XXX	XXX	230	353	378	396	405
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	192	288	319	352
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	178	268	288
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	207	308
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	143

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	104	66	53	47	49	31	25	22	18	15
2. 2000	159	42	24	15	9	6	3	3	2	1
3. 2001	XXX	121	42	27	18	11	7	6	4	3
4. 2002	XXX	XXX	98	29	18	11	6	4	2	1
5. 2003	XXX	XXX	XXX	89	31	20	13	9	23	5
6. 2004	XXX	XXX	XXX	XXX	136	53	44	37	33	14
7. 2005	XXX	XXX	XXX	XXX	XXX	153	61	58	46	26
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	126	66	70	42
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	125	103	75
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	169	55
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	86

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	202	37	40	32	35	28	22	20	21	
2. 2000	583	729	749	757	762	769	773	775	784	761
3. 2001	XXX	549	646	664	674	683	686	687	694	663
4. 2002	XXX	XXX	406	468	482	492	498	501	504	464
5. 2003	XXX	XXX	XXX	366	428	439	445	448	472	421
6. 2004	XXX	XXX	XXX	XXX	434	526	550	568	598	478
7. 2005	XXX	XXX	XXX	XXX	XXX	502	595	629	657	635
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	422	505	570	598
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	392	523	577
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	495	554
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	323

SCHEDULE P - PART 5F - MEDICAL PROFESSIONAL LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	1	1	0	0						
2. 2000			0	0	1	1	1	1	1	1
3. 2001	XXX				0	0	0	0	0	0
4. 2002	XXX	XXX				0	1	1	1	1
5. 2003	XXX	XXX	XXX			0	1	1	1	1
6. 2004	XXX	XXX	XXX	XXX			0	0	0	0
7. 2005	XXX	XXX	XXX	XXX	XXX			0	0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX			0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	5	1	1	1	0	0	0	0		
2. 2000	0	1	2	2	0	0	0	0		
3. 2001	XXX	0	1	1	1	0				
4. 2002	XXX	XXX	0	0	1	1	0			
5. 2003	XXX	XXX	XXX	0	1	2	1	0		
6. 2004	XXX	XXX	XXX	XXX		1	1	0	0	
7. 2005	XXX	XXX	XXX	XXX	XXX	0	0	1	1	1
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX		0	1	1
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1	1
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	4	0	1	0		0	0	0		
2. 2000	0	1	3	3	4	4	4	4	4	4
3. 2001	XXX	1	1	3	4	4	4	4	4	4
4. 2002	XXX	XXX	0	1	2	2	3	3	3	3
5. 2003	XXX	XXX	XXX	0	1	3	4	4	4	4
6. 2004	XXX	XXX	XXX	XXX		1	2	2	2	2
7. 2005	XXX	XXX	XXX	XXX	XXX	0	0	1	1	1
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1	2
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1	2
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5F - MEDICAL PROFESSIONAL LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	2	2	1	1	1					
2. 2000		1	2	3	3	3	3	3	3	3
3. 2001	XXX	0	0	2	3	3	3	3	3	3
4. 2002	XXX	XXX	0	0	2	4	4	4	4	4
5. 2003	XXX	XXX	XXX	0	0	2	4	5	5	5
6. 2004	XXX	XXX	XXX	XXX		0	2	3	4	4
7. 2005	XXX	XXX	XXX	XXX	XXX	0	1	2	2	2
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX		0	1	2
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	1
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	8	3	1	1	0	0	0			
2. 2000	11	5	3	1	0					
3. 2001	XXX	11	7	3	0	0				
4. 2002	XXX	XXX	12	8	3	1	0	0		
5. 2003	XXX	XXX	XXX	13	7	4	1	0	0	
6. 2004	XXX	XXX	XXX	XXX	11	5	2	0		
7. 2005	XXX	XXX	XXX	XXX	XXX	6	3	1	0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	5	2	1	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4	2	1
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	2
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	1	(1)								
2. 2000	13	14	14	14	14	14	14	14	14	14
3. 2001	XXX	13	14	14	14	14	14	14	14	14
4. 2002	XXX	XXX	15	17	18	18	18	18	18	18
5. 2003	XXX	XXX	XXX	17	20	20	21	21	21	21
6. 2004	XXX	XXX	XXX	XXX	15	16	17	17	17	17
7. 2005	XXX	XXX	XXX	XXX	XXX	8	10	10	10	10
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	8	9	9	9
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	6	6
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7	8
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5

SCHEDULE P - PART 5H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	84	63	39	42	29	34	14	13	12	33
2. 2000	25	53	65	78	85	89	94	98	100	95
3. 2001	XXX	24	50	67	79	87	92	95	97	84
4. 2002	XXX	XXX	25	55	70	84	91	95	97	77
5. 2003	XXX	XXX	XXX	21	50	65	78	86	90	66
6. 2004	XXX	XXX	XXX	XXX	37	98	123	135	143	121
7. 2005	XXX	XXX	XXX	XXX	XXX	44	96	120	135	168
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	37	88	112	146
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	44	97	135
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	43	98
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	29

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	207	147	154	130	119	68	60	56	50	46
2. 2000	55	42	35	22	16	17	14	13	19	23
3. 2001	XXX	50	43	39	21	13	11	9	8	9
4. 2002	XXX	XXX	62	42	27	13	12	9	10	11
5. 2003	XXX	XXX	XXX	42	30	22	14	9	7	6
6. 2004	XXX	XXX	XXX	XXX	62	39	30	18	13	9
7. 2005	XXX	XXX	XXX	XXX	XXX	76	44	34	23	13
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	66	43	30	17
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	70	42	28
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	91	86
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	129

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	221	184	192	215	200	158	127	96	70	
2. 2000	99	168	197	228	251	277	301	324	346	249
3. 2001	XXX	109	169	223	264	286	298	308	320	188
4. 2002	XXX	XXX	133	186	228	248	269	285	298	181
5. 2003	XXX	XXX	XXX	88	141	159	171	180	186	123
6. 2004	XXX	XXX	XXX	XXX	161	244	270	280	287	204
7. 2005	XXX	XXX	XXX	XXX	XXX	198	259	282	294	280
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	211	276	296	264
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	208	271	265
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	214	339
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	281

SCHEDULE P - PART 5H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	12	5	4	2	2	1	1			0
2. 2000	2	7	13	17	19	19	19	19	20	19
3. 2001	XXX	1	7	16	21	21	22	22	22	22
4. 2002	XXX	XXX	1	7	12	13	14	14	14	14
5. 2003	XXX	XXX	XXX	1	3	4	5	5	5	2
6. 2004	XXX	XXX	XXX	XXX	1	4	6	6	6	5
7. 2005	XXX	XXX	XXX	XXX	XXX	5	12	15	16	17
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	14	25	28	34
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20	32	33
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16	21
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	37	17	9	5	1	1	0	0	0	0
2. 2000	48	24	10	4	1	1	1	0		
3. 2001	XXX	53	26	11	3	3	1	1	0	0
4. 2002	XXX	XXX	28	12	4	2	1	1	1	0
5. 2003	XXX	XXX	XXX	7	3	1	0	0		
6. 2004	XXX	XXX	XXX	XXX	13	3	1	0	0	
7. 2005	XXX	XXX	XXX	XXX	XXX	18	6	2	0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	25	5	2	1
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	34	11	5
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	33	9
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	31

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	0	0	0	1	0					
2. 2000	64	70	70	70	70	70	70	71	71	69
3. 2001	XXX	65	72	75	75	75	75	76	76	75
4. 2002	XXX	XXX	44	50	50	51	51	51	51	50
5. 2003	XXX	XXX	XXX	14	21	23	23	23	23	14
6. 2004	XXX	XXX	XXX	XXX	28	32	32	32	32	28
7. 2005	XXX	XXX	XXX	XXX	XXX	52	56	56	56	55
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	69	72	73	68
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	96	98	81
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	91	74
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	86

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior		0	0							
2. 2000	0	1	1	1	1	1	1	1	1	1
3. 2001	XXX	0	0	0	1	1	1	1	1	1
4. 2002	XXX	XXX	0	0	0	0	0	0	0	0
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2005	XXX	XXX	XXX	XXX	XXX			0	0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	1	2	2	2
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	1
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	1	1	0		0				0	0
2. 2000	0	0		0						
3. 2001	XXX			0						
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX			0				
6. 2004	XXX	XXX	XXX	XXX	0					
7. 2005	XXX	XXX	XXX	XXX	XXX	0	0	0		
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	1	1	0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	1				0	(0)				
2. 2000	1	1	1	1	1	1	1	1	1	1
3. 2001	XXX	0	0	1	1	1	1	1	1	1
4. 2002	XXX	XXX	0	0	0	0	0	0	0	0
5. 2003	XXX	XXX	XXX		0	0	0	0	0	0
6. 2004	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2005	XXX	XXX	XXX	XXX	XXX	0	1	1	1	1
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	2	4	4	4
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	2	2
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	0		0				0			
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	1	1	0	0	0	0				
2. 2000										
3. 2001	XXX		0							
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	0	(0)								
2. 2000										
3. 2001	XXX		0	0	0	0	0	0	0	0
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5T - WARRANTY

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5T - WARRANTY

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5T - WARRANTY

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 6C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior	212	(81)	1	1	(1)					0	
2. 2000	6,426	6,365	6,330	6,311	6,312	6,312	6,312	6,312	6,312	6,312	
3. 2001	XXX	5,568	5,388	5,355	5,354	5,354	5,354	5,354	5,354	5,354	
4. 2002	XXX	XXX	2,928	2,918	2,916	2,916	2,916	2,916	2,916	2,916	
5. 2003	XXX	XXX	XXX	1,572	1,577	1,591	1,591	1,591	1,591	1,591	
6. 2004	XXX	XXX	XXX	XXX	7,715	7,783	7,786	7,786	7,786	7,786	
7. 2005	XXX	XXX	XXX	XXX	XXX	8,161	8,616	8,619	8,620	8,604	(16)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	8,839	9,316	9,325	9,334	9
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,729	10,225	10,224	(1)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,331	10,747	416
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,355	11,355
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,764
13. Earned Prems.(P-Pt 1)	6,639	5,426	2,714	2,187	5,165	8,243	9,298	10,208	10,837	11,764	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior	123	(48)	1	1	(0)					0	
2. 2000	4,246	4,210	4,196	4,189	4,189	4,189	4,189	4,189	4,189	4,189	
3. 2001	XXX	1,807	1,757	1,749	1,749	1,749	1,749	1,749	1,749	1,749	
4. 2002	XXX	XXX	481	479	479	479	479	479	479	479	
5. 2003	XXX	XXX	XXX	110	111	115	115	115	115	115	
6. 2004	XXX	XXX	XXX	XXX	3,730	3,735	3,735	3,735	3,735	3,735	
7. 2005	XXX	XXX	XXX	XXX	XXX	1,531	1,574	1,574	1,574	1,572	(2)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	1,236	1,295	1,296	1,297	1
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,181	1,245	1,245	(0)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,310	1,359	49
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,334	1,334
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,382
13. Earned Prems.(P-Pt 1)	4,369	1,723	418	502	1,179	1,539	1,279	1,241	1,374	1,382	XXX

SCHEDULE P - PART 6D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior	670	184	(54)	(20)	1	(1)	5	13		4	4
2. 2000	17,637	19,653	19,723	19,667	19,641	19,633	19,645	19,655	19,658	19,678	19
3. 2001	XXX	18,124	19,362	19,352	19,335	19,331	19,358	19,380	19,386	19,406	20
4. 2002	XXX	XXX	13,802	14,359	14,352	14,354	14,358	14,366	14,361	14,361	
5. 2003	XXX	XXX	XXX	16,278	17,386	17,369	17,360	17,358	17,355	17,355	
6. 2004	XXX	XXX	XXX	XXX					(5)	(6)	(0)
7. 2005	XXX	XXX	XXX	XXX	XXX				(24)	(26)	(2)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX			(9)	(14)	(5)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1,381	1,352	(29)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,924	15,644	721
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	23,500	23,500
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24,228
13. Earned Prems.(P-Pt 1)	16,862	19,676	14,642	16,025	18,703	17,980	16,030	15,170	16,278	24,228	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior	221	116	(25)	(13)	(1)	(0)	1	2	1	1	1
2. 2000	8,786	9,926	9,944	9,925	9,919	9,915	9,915	9,916	9,917	9,919	2
3. 2001	XXX	10,233	10,880	10,878	10,877	10,876	10,876	10,879	10,880	10,882	2
4. 2002	XXX	XXX	4,380	4,531	4,540	4,541	4,542	4,543	4,542	4,542	
5. 2003	XXX	XXX	XXX	4,981	5,300	5,303	5,302	5,302	5,302	5,302	
6. 2004	XXX	XXX	XXX	XXX					(1)	(1)	
7. 2005	XXX	XXX	XXX	XXX	XXX				(3)	(3)	(0)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX			(1)	(2)	(1)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX		172	168	(3)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,855	1,941	85
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,778	2,778
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,864
13. Earned Prems.(P-Pt 1)	7,186	10,671	4,246	4,376	3,675	2,407	1,936	1,836	2,024	2,864	XXX

SCHEDULE P - PART 6E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	
1. Prior	231	(8)	0	2					1	(1)	(1)
2. 2000	6,279	6,478	6,480	6,476	6,476	6,474	6,474	6,474	6,477	6,470	(6)
3. 2001	XXX	6,921	7,078	7,076	7,067	7,066	7,066	7,066	7,068	7,067	(0)
4. 2002	XXX	XXX	7,715	8,053	8,034	8,036	8,028	8,028	8,028	8,021	(7)
5. 2003	XXX	XXX	XXX	10,206	10,559	10,580	10,565	10,566	10,566	10,560	(6)
6. 2004	XXX	XXX	XXX	XXX	15,928	16,347	16,352	16,351	16,353	16,355	1
7. 2005	XXX	XXX	XXX	XXX	XXX	18,419	19,377	19,381	19,378	19,378	(0)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	19,869	20,774	20,781	20,785	5
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20,207	21,111	21,141	29
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16,141	16,815	675
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,852	11,852
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,541
13. Earned Prems.(P-Pt 1)	6,120	6,939	7,778	10,525	16,254	18,856	20,810	21,116	17,055	12,541	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	
1. Prior	107	1	6	(1)					0	(0)	(0)
2. 2000	3,239	3,277	3,289	3,288	3,288	3,287	3,287	3,287	3,288	3,287	(1)
3. 2001	XXX	2,403	2,427	2,428	2,427	2,427	2,427	2,427	2,428	2,428	
4. 2002	XXX	XXX	2,066	2,125	2,121	2,121	2,120	2,120	2,120	2,119	(1)
5. 2003	XXX	XXX	XXX	2,277	2,329	2,332	2,330	2,331	2,331	2,330	(1)
6. 2004	XXX	XXX	XXX	XXX	3,585	3,646	3,646	3,646	3,647	3,647	0
7. 2005	XXX	XXX	XXX	XXX	XXX	4,037	4,233	4,232	4,232	4,232	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	4,571	4,762	4,763	4,763	1
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,118	4,289	4,293	4
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,881	2,975	94
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,649	1,649
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,744
13. Earned Prems.(P-Pt 1)	2,956	2,270	2,010	2,323	3,632	4,101	4,764	4,308	3,054	1,744	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	
1. Prior	218	(2)	(2)	2	4					1	1
2. 2000	4,314	4,631	4,524	4,521	4,525	4,528	4,528	4,528	4,528	4,533	5
3. 2001	XXX	5,082	5,213	5,246	5,263	5,267	5,271	5,271	5,286	5,286	0
4. 2002	XXX	XXX	5,242	5,613	5,667	5,671	5,683	5,684	5,686	5,682	(4)
5. 2003	XXX	XXX	XXX	6,900	7,334	7,385	7,411	7,419	7,423	7,428	5
6. 2004	XXX	XXX	XXX	XXX	10,081	10,719	10,780	10,795	10,786	10,787	1
7. 2005	XXX	XXX	XXX	XXX	XXX	11,290	12,031	12,089	12,089	12,089	(0)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	11,091	11,800	11,852	11,855	3
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,060	12,715	12,789	75
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16,565	17,809	1,244
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19,715	19,715
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	21,044
13. Earned Prems.(P-Pt 1)	4,532	5,392	5,257	7,280	10,530	11,990	11,932	12,852	17,284	21,044	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	
1. Prior	86	2	(1)	0	1					0	0
2. 2000	1,577	1,654	1,632	1,632	1,634	1,634	1,634	1,634	1,634	1,635	1
3. 2001	XXX	1,534	1,563	1,567	1,572	1,574	1,575	1,575	1,580	1,580	
4. 2002	XXX	XXX	1,552	1,595	1,604	1,604	1,606	1,606	1,606	1,606	(1)
5. 2003	XXX	XXX	XXX	1,278	1,345	1,356	1,360	1,361	1,361	1,362	1
6. 2004	XXX	XXX	XXX	XXX	2,177	2,330	2,335	2,337	2,336	2,336	0
7. 2005	XXX	XXX	XXX	XXX	XXX	2,283	2,435	2,441	2,441	2,441	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	2,287	2,434	2,440	2,441	1
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,414	2,541	2,557	16
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,516	3,780	264
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,191	4,191
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,473
13. Earned Prems.(P-Pt 1)	1,664	1,499	1,479	1,357	1,998	2,448	2,450	2,570	3,654	4,473	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior	(41)	(1)	1							0	
2. 2000	2,113	2,134	2,141	2,131	2,132	2,132	2,132	2,132	2,132	2,132	
3. 2001	XXX	2,180	2,208	2,194	2,194	2,194	2,194	2,194	2,194	2,194	
4. 2002	XXX	XXX	1,158	1,152	1,152	1,152	1,152	1,152	1,152	1,152	
5. 2003	XXX	XXX	XXX	352	367	368	368	368	368	368	
6. 2004	XXX	XXX	XXX	XXX	655	685	685	685	696	696	
7. 2005	XXX	XXX	XXX	XXX	XXX	2,317	2,603	2,602	2,611	2,614	3
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	4,354	4,712	4,734	4,734	(0)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,095	4,359	4,433	74
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,926	3,071	145
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,870	1,870
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,093
13. Earned Prems.(P-Pt 1)	2,071	2,200	1,194	322	671	2,348	4,640	4,452	3,233	2,093	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior	(43)	(1)	1							0	
2. 2000	516	513	520	510	510	510	510	510	510	510	
3. 2001	XXX	1,022	1,051	1,046	1,046	1,046	1,046	1,046	1,046	1,046	
4. 2002	XXX	XXX	588	568	568	568	568	568	568	568	
5. 2003	XXX	XXX	XXX	46	48	48	48	48	48	48	
6. 2004	XXX	XXX	XXX	XXX	214	217	217	217	218	218	
7. 2005	XXX	XXX	XXX	XXX	XXX	223	250	250	250	251	1
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	390	423	424	424	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	421	447	459	12
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	381	405	24
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	308	308
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	344
13. Earned Prems.(P-Pt 1)	479	658	373	9	216	226	416	454	410	344	XXX

SCHEDULE P - PART 6M - INTERNATIONAL

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior										0	
2. 2000										0	
3. 2001	XXX									0	
4. 2002	XXX	XXX								0	
5. 2003	XXX	XXX	XXX							0	
6. 2004	XXX	XXX	XXX	XXX						0	
7. 2005	XXX	XXX	XXX	XXX	XXX					0	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior										0	
2. 2000										0	
3. 2001	XXX									0	
4. 2002	XXX	XXX								0	
5. 2003	XXX	XXX	XXX							0	
6. 2004	XXX	XXX	XXX	XXX						0	
7. 2005	XXX	XXX	XXX	XXX	XXX					0	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SCHEDULE P - PART 6N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior										0	
2. 2000										0	
3. 2001	XXX									0	
4. 2002	XXX	XXX								0	
5. 2003	XXX	XXX	XXX							0	
6. 2004	XXX	XXX	XXX	XXX						0	
7. 2005	XXX	XXX	XXX	XXX	XXX					0	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior										0	
2. 2000										0	
3. 2001	XXX									0	
4. 2002	XXX	XXX								0	
5. 2003	XXX	XXX	XXX							0	
6. 2004	XXX	XXX	XXX	XXX						0	
7. 2005	XXX	XXX	XXX	XXX	XXX					0	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

SCHEDULE P - PART 6O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior										0	
2. 2000	(862)	(862)	(862)	(862)	(862)	(862)	(862)	(862)	(862)	(862)	
3. 2001	XXX									0	
4. 2002	XXX	XXX								0	
5. 2003	XXX	XXX	XXX	379	379	379	379	379	379	379	
6. 2004	XXX	XXX	XXX	XXX	547	547	547	547	547	547	
7. 2005	XXX	XXX	XXX	XXX	XXX					0	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)			0								XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior										0	
2. 2000										0	
3. 2001	XXX									0	
4. 2002	XXX	XXX								0	
5. 2003	XXX	XXX	XXX							0	
6. 2004	XXX	XXX	XXX	XXX						0	
7. 2005	XXX	XXX	XXX	XXX	XXX					0	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)				(433)	(347)						XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior	(27)	0								0	
2. 2000	87	76	76	76	76	76	76	76	76	76	
3. 2001	XXX	65	62	58	58	59	59	59	59	59	
4. 2002	XXX	XXX	35	31	31	31	31	31	31	31	
5. 2003	XXX	XXX	XXX	45	46	46	46	46	46	46	
6. 2004	XXX	XXX	XXX	XXX	35	35	35	35	35	35	
7. 2005	XXX	XXX	XXX	XXX	XXX	58	62	63	63	63	(0)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	122	129	129	126	(3)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	158	169	168	(0)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	269	278	9
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	322	322
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	328
13. Earned Prems.(P-Pt 1)	60	55	32	37	36	59	126	167	280	328	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior	(8)	2								0	
2. 2000	23	20	20	20	20	20	20	20	20	20	
3. 2001	XXX	23	23	22	22	23	23	23	23	23	
4. 2002	XXX	XXX	11	11	11	12	12	12	12	12	
5. 2003	XXX	XXX	XXX	8	8	9	9	9	9	9	
6. 2004	XXX	XXX	XXX	XXX	7	6	6	6	6	6	
7. 2005	XXX	XXX	XXX	XXX	XXX	13	13	13	13	13	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	32	33	33	33	(0)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	33	34	34	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	43	44	1
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	44	44
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	45
13. Earned Prems.(P-Pt 1)	15	23	11	7	7	15	32	34	44	45	XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior	(6)									0	
2. 2000	44	42	41	41	(104)	(104)	(104)	(104)	(104)	(104)	
3. 2001	XXX	28	15	15	(180)	(180)	(180)	(180)	(180)	(180)	
4. 2002	XXX	XXX	8	8	3	3	3	3	3	3	
5. 2003	XXX	XXX	XXX	67	59	59	59	59	59	59	
6. 2004	XXX	XXX	XXX	XXX	421	421	421	421	421	421	
7. 2005	XXX	XXX	XXX	XXX	XXX	43	43	43	43	47	4
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	69	69	69	93	25
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	67	67	67	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	49	49	0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24	24
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	52
13. Earned Prems.(P-Pt 1)	38	26	(5)	67	68	43	69	67	49	52	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior	(2)									0	
2. 2000	22	21	20	20	8	8	8	8	8	8	
3. 2001	XXX	18	10	10	0	0	0	0	0	0	
4. 2002	XXX	XXX	4	4	3	3	3	3	3	3	
5. 2003	XXX	XXX	XXX	12	11	11	11	11	11	11	
6. 2004	XXX	XXX	XXX	XXX	22	22	22	22	22	22	
7. 2005	XXX	XXX	XXX	XXX	XXX	26	26	26	26	27	1
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	21	21	21	30	10
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	25	25	25	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	23	23	0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9	9
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	21
13. Earned Prems.(P-Pt 1)	19	17	(5)	12	(0)	26	21	25	23	21	XXX

Sch. P-Pt. 7A-Sn. 1
NONE

Sch. P-Pt. 7A-Sn. 2
NONE

Sch. P-Pt. 7A-Sn. 3
NONE

Sch. P-Pt. 7A-Sn. 4
NONE

Sch. P-Pt. 7A-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 1
NONE

Sch. P-Pt. 7B-Sn. 2
NONE

Sch. P-Pt. 7B-Sn. 3
NONE

Sch. P-Pt. 7B-Sn. 4
NONE

Sch. P-Pt. 7B-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 6
NONE

Sch. P-Pt. 7B-Sn. 7
NONE

SCHEDULE P INTERROGATORIES

1. The following questions relate to yet-to-be-issued Extended Reporting Endorsements (EREs) arising from Death, Disability, or Retirement (DDR) provisions in Medical Professional Liability Claims-Made insurance policies. EREs provided for reasons other than DDR are not be included.

1.1 Does the company issue Medical Professional Liability Claims-Made insurance policies that provide tail (also known as an extended reporting endorsement, or "ERE") benefits in the event of Death, Disability, or Retirement (DDR) at a reduced charge or at no additional cost? Yes [X] No [ ]

If the answer to question 1.1 is "no", leave the following questions blank. If the answer to question 1.1 is "yes", please answer the following questions.

1.2 What is the total amount of the reserve for that provision (DDR reserve) as reported, explicitly or not, elsewhere in this statement (in dollars)? $......................58,197

1.3 Does the company report any DDR reserve as Unearned Premium Reserve per SSAP #65? Yes [X] No [ ]

1.4 Does the company report any DDR reserve as loss or loss adjustment expense reserve? Yes [ ] No [X]

1.5 If the company reports DDR reserve as Unearned Premium Reserve, does that amount match the figure on the Underwriting and Investment Exhibit, Part 1A - Recapitulation of all Premiums (Page 7) Column 2, Lines 11.1 plus 11.2? Yes [X] No [ ] N/A[ ]

1.6 If the company reports DDR reserve as loss or loss adjustment expense reserve, please complete the following table corresponding to where these reserves are reported in Schedule P:

Years in Which Premiums Were Earned and Losses Were Incurred	DDR Reserve Included in Schedule P, Part 1F, Medical Professional Liability Column 24: Total Net Losses and Expenses Unpaid	
	1 Section 1: Occurrence	2 Section 2: Claims-Made
1.601 Prior		
1.602 2000		
1.603 2001		
1.603 2002		
1.605 2003		
1.606 2004		
1.607 2005		
1.608 2006		
1.609 2007		
1.610 2008		
1.611 2009		
1.612 Totals	0	0

2. The definition of allocated loss adjustment expenses (ALAE) and, therefore, unallocated loss adjustment expenses (ULAE) was changed effective January 1, 1998. This change in definition applies to both paid and unpaid expenses. Are these expenses (now reported as "Defense and Cost Containment" and "Adjusting and Other") reported in compliance with these definitions in this statement? Yes [X] No [ ]

3. The Adjusting and Other expense payments and reserves should be allocated to the years in which the losses were incurred based on the number of claims reported, closed and outstanding in those years. When allocating Adjusting and Other expense between companies in a group or a pool, the Adjusting and Other expense should be allocated in the same percentage used for the loss amounts and the claim counts. For reinsurers, Adjusting and Other expense assumed should be reported according to the reinsurance contract. For Adjusting and Other expense incurred by reinsurers, or in those situations where suitable claim count information is not available, Adjusting and Other expense should be allocated by a reasonable method determined by the company and described in Interrogatory 7, below. Are they so reported in this statement? Yes [X] No [ ]

4. Do any lines in Schedule P include reserves that are reported gross of any discount to present value of future payments, and that are reported net of such discounts on Page 10? Yes [ ] No [X]

If yes, proper disclosure must be made in the Notes to Financial Statements, as specified in the Instructions. Also, the discounts must be reported in Schedule P - Part 1, Columns 32 and 33.

Schedule P must be completed gross of non-tabular discounting. Work papers relating to discount calculations must be available for examination upon request.

Discounting is allowed only if expressly permitted by the state insurance department to which this Annual Statement is being filed.

5. What were the net premiums in force at the end of the year for: (in thousands of dollars)

5.1 Fidelity ....

5.2 Surety $..........................112

6. Claim count information is reported per claim or per claimant. (Indicate which). PER CLAIMANT

If not the same in all years, explain in Interrogatory 7.

7.1 The information provided in Schedule P will be used by many persons to estimate the adequacy of the current loss and expense reserves, among other things. Are there any especially significant events, coverage, retention or accounting changes that have occurred that must be considered when making such analyses? Yes [X] No [ ]

7.2 An extended statement may be attached.

1) Adjusting and other expense payments were allocated to the years in which the losses were incurred based on reported, open and closed claim counts. This methodology was first used for the 2006 Schedule P. Prior to that, we used the traditional paid-to-paid method. Adjusting and other expense reserves were allocated to the years in which the losses were incurred based on the traditional paid-to-paid method.

2) The workers' compensation retention has been $1,000,000 since 4/1/2004. Retentions prior to this varied from $100,000 to the current retention depending on the year and business segment.

3) The core general liability excess of loss retention has been $500,000 with the Company participating 40% in the $500,000 excess of $500,000 layer since 6/1/09. Retentions prior to this varied from $100,000 to the current retention depending on the year and business segment.

4) The core property excess of loss retention has been $1,000,000 since 12/1/08. Retentions prior to this varied from $100,000 to the current retention depending on the year and business segment.

5) The medical malpractice excess reinsurance retention has been $300,000 since 4/1/2004. Prior to this it was $200,000.

6) The retentions above reflect the majority of reinsurance secured by the company but is not an exhaustive profile or list.

7) Salvage and subrogation are reported gross of reinsurance in Part 1 columns 10 and 23. Loss reserves have not been reduced for anticipated surety recoveries.

8) In 2009, the Company began an intercompany pooling arrangement with Star Insurance Company, Century Surety Company (NAIC #36951), Savers Property and Casualty Insurance Company (NAIC #16551), ProCentury Insurance Company (NAIC #21903), Williamsburg National Insurance Company (NAIC #25780), Ameritrust Insurance Corporation (NAIC #10665) receiving 35.83%, 29.07%, 13.04%, 9.44%, 6.72% and 5.90%. All lines of business are included in this arrangement except accident and health.
The MIG pooling agreement for last year contained companies Star, Savers, Williamsburg, and Ameritrust with respective percentages of: 56.6%, 22.0% and 11.4%, and 10.0%.
The ProCentury pooling agreement for last year contained companies Century and ProCentury with respective percentages of: 90.0% and 10.0%. business are included in this arrangement except accident and health.

9) Effective 10/1/2000, a quota share agreement was entered into between Employers Re (ERC) and the Meadowbrook Insurance Group. This agreement covered certain workers compensation programs. This treaty was cancelled effective 12/31/2001 and commuted effective 9/30/2004.

10) Effective 9/30/07, Meadowbrook Insurance Group entered into a novation agreement with Preferred Insurance Company Limited (PICL) whereby MIG assumed all liabilities for PICL. The assumed liabilities of $1.1 million by MIG from PICL are all workers' compensation liabilities and are included in the intercompany pooling arrangement noted in item #8 above.

SCHEDULE P INTERROGATORIES

11) As disclosed in Note 25 of the Notes to Financials, Century Surety Company and ProCentury Insurance Company were added to the group's intercompany reinsurance pooling agreement effective 1-1-09.
Various parts of Century and ProCentury's pre-pooled Sch. P required restatement to make the definition of DCC (ALAE) and AJO (ULAE) costs consistent among the group.
This restatement impacted Sch P Parts 1 through 3 only. In addition, claim counts reported in Century and ProCentury Sch P Part 5 were previously counted on a claim basis and have been
restated on a claimant basis, and premiums as reported in Sch P Part 6 were restated to provide exposure year data, consistent with the group, as compared to prior years when policy year data was included.

Exhibit 28.3 Williamsburg National Insurance Company's 2009 Schedule P.

SCHEDULE P - ANALYSIS OF LOSSES AND LOSS EXPENSES

SCHEDULE P - PART 1 - SUMMARY

($000 Omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	458	250	194	54	(2)	0	7	345	XXX
2. 2000	23,459	10,807	12,651	18,424	10,392	3,488	1,504	1,406	186	490	11,237	XXX
3. 2001	25,651	10,757	14,894	15,829	7,746	3,003	1,089	1,192	197	515	10,991	XXX
4. 2002	20,729	6,119	14,610	10,904	3,905	2,128	593	911	49	566	9,396	XXX
5. 2003	22,960	5,602	17,358	9,568	2,290	2,103	233	937	49	270	10,035	XXX
6. 2004	30,980	6,575	24,405	11,936	3,124	2,432	249	1,124	46	317	12,073	XXX
7. 2005	35,494	6,760	28,734	13,536	2,829	2,690	203	1,260	86	334	14,368	XXX
8. 2006	38,513	6,979	31,534	13,251	2,805	2,137	170	1,383	23	630	13,774	XXX
9. 2007	39,541	6,898	32,643	10,588	1,460	1,718	94	1,362	14	317	12,100	XXX
10. 2008	39,543	7,097	32,446	10,407	1,721	970	57	1,269	23	268	10,845	XXX
11. 2009	43,334	7,073	36,261	5,531	587	493	11	1,103	22	121	6,509	XXX
12. Totals	XXX	XXX	XXX	120,431	37,110	21,357	4,258	11,947	694	3,837	111,674	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	1,267	913	819	453	139	63	259	127	84	9	4	1,004	XXX
2. 2000	747	621	382	263	74	22	97	52	45	0		386	XXX
3. 2001	836	694	378	283	45	36	91	56	49	1		329	XXX
4. 2002	698	526	343	162	61	26	88	37	39			477	XXX
5. 2003	386	119	561	256	54	10	146	58	33			736	XXX
6. 2004	1,227	528	980	442	146	60	300	126	61			1,558	XXX
7. 2005	1,289	374	1,458	623	210	38	460	193	84	0		2,272	XXX
8. 2006	1,888	332	2,383	718	258	21	799	235	139	0		4,160	XXX
9. 2007	2,496	245	4,171	1,333	443	16	1,432	448	264	1		6,765	XXX
10. 2008	3,505	478	6,939	1,958	518	33	2,333	653	405	3		10,573	XXX
11. 2009	4,387	472	12,471	2,880	514	45	3,643	882	863	4		17,596	XXX
12. Totals	18,726	5,303	30,885	9,371	2,462	368	9,648	2,868	2,065	19	4	45,856	XXX

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	721	283
2. 2000	24,663	13,041	11,623	105.1	120.7	91.9			6.72	244	142
3. 2001	21,422	10,103	11,320	83.5	93.9	76.0			6.72	237	91
4. 2002	15,172	5,299	9,874	73.2	86.6	67.6			6.72	353	125
5. 2003	13,787	3,016	10,771	60.0	53.8	62.1			6.72	572	164
6. 2004	18,206	4,575	13,631	58.8	69.6	55.9			6.72	1,238	320
7. 2005	20,986	4,346	16,640	59.1	64.3	57.9			6.72	1,750	522
8. 2006	22,238	4,303	17,934	57.7	61.7	56.9			6.72	3,220	940
9. 2007	22,475	3,610	18,865	56.8	52.3	57.8			6.72	5,090	1,675
10. 2008	26,346	4,927	21,419	66.6	69.4	66.0			6.72	8,007	2,566
11. 2009	29,007	4,902	24,104	66.9	69.3	66.5			6.72	13,506	4,090
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	34,937	10,919

Note: Parts 2 and 4 are gross of all discounting, including tabular discounting. Part 1 is gross of only nontabular discounting, which is reported in Columns 32 and 33 of Part 1. The tabular discount, if any, is reported in the Notes to Financial Statements which will reconcile Part 1 with Parts 2 and 4.

SCHEDULE P - PART 2 - SUMMARY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										DEVELOPMENT	
	1	2	3	4	5	6	7	8	9	10	11	12
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior	8,062	7,985	9,257	10,246	10,677	10,888	11,532	11,872	12,178	12,060	(119)	188
2. 2000	8,428	9,393	9,122	9,353	9,554	9,945	10,178	10,171	10,269	10,358	89	186
3. 2001	XXX	9,414	9,712	10,092	10,400	10,299	10,290	10,253	10,308	10,277	(31)	24
4. 2002	XXX	XXX	8,237	8,250	8,564	8,830	8,926	8,910	8,931	8,972	41	62
5. 2003	XXX	XXX	XXX	9,543	9,347	9,621	9,788	9,756	9,761	9,850	89	94
6. 2004	XXX	XXX	XXX	XXX	13,328	12,890	12,371	12,356	12,346	12,492	146	136
7. 2005	XXX	XXX	XXX	XXX	XXX	16,603	16,118	15,772	15,642	15,383	(259)	(390)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	18,265	17,635	16,695	16,435	(260)	(1,200)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	18,799	18,206	17,254	(953)	(1,546)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20,102	19,771	(331)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22,163	XXX	XXX
										12. Totals	(1,588)	(2,446)

SCHEDULE P - PART 3 - SUMMARY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009		
1. Prior	000	3,024	5,398	7,207	8,136	9,111	9,924	10,426	10,784	11,131	XXX	XXX
2. 2000	2,449	5,120	6,619	7,970	8,659	9,113	9,596	9,766	9,918	10,017	XXX	XXX
3. 2001	XXX	2,707	5,564	7,427	8,638	9,285	9,570	9,713	9,908	9,996	XXX	XXX
4. 2002	XXX	XXX	2,489	4,682	6,279	7,457	8,002	8,240	8,417	8,534	XXX	XXX
5. 2003	XXX	XXX	XXX	2,566	4,880	6,459	7,653	8,337	8,814	9,147	XXX	XXX
6. 2004	XXX	XXX	XXX	XXX	3,203	6,156	8,070	9,519	10,418	10,994	XXX	XXX
7. 2005	XXX	XXX	XXX	XXX	XXX	3,557	7,389	10,006	12,098	13,195	XXX	XXX
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	4,702	8,083	10,624	12,413	XXX	XXX
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,544	8,255	10,752	XXX	XXX
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,272	9,599	XXX	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,427	XXX	XXX

SCHEDULE P - PART 4 - SUMMARY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	3,681	1,680	1,307	1,194	1,044	735	734	729	705	497
2. 2000	3,630	1,909	777	298	202	275	240	171	176	164
3. 2001	XXX	4,066	1,798	936	767	371	324	243	192	130
4. 2002	XXX	XXX	3,643	1,634	933	569	428	352	236	232
5. 2003	XXX	XXX	XXX	4,584	2,471	1,432	1,018	679	496	392
6. 2004	XXX	XXX	XXX	XXX	7,128	3,969	2,340	1,448	881	713
7. 2005	XXX	XXX	XXX	XXX	XXX	9,008	5,151	3,117	1,809	1,101
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	9,666	6,476	3,669	2,229
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,471	6,678	3,822
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,904	6,660
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,352

SCHEDULE P - PART 1A - HOMEOWNERS/FARMOWNERS

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000			0								0	
3. 2001			0								0	
4. 2002			0								0	
5. 2003			0								0	0
6. 2004			0								0	
7. 2005			0								0	
8. 2006			0								0	
9. 2007			0								0	
10. 2008	19	0	18	157				11			168	13
11. 2009	39	1	38	16		0		2			18	3
12. Totals	XXX	XXX	XXX	173	0	0	0	13	0	0	186	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22			
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 2000												0	
3. 2001												0	
4. 2002												0	
5. 2003												0	
6. 2004												0	
7. 2005												0	
8. 2006												0	
9. 2007												0	
10. 2008	4		4	0			0	0	0			8	1
11. 2009	1		4	1			0	0	0			5	1
12. Totals	5	0	8	2	0	0	1	0	1	0	0	13	1

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	0	0	0	0.0	0.0	0.0			6.72	0	0
3. 2001	0	0	0	0.0	0.0	0.0			6.72	0	0
4. 2002	0	0	0	0.0	0.0	0.0			6.72	0	0
5. 2003	0	0	0	0.0	0.0	0.0			6.72	0	0
6. 2004	0	0	0	0.0	0.0	0.0			6.72	0	0
7. 2005	0	0	0	0.0	0.0	0.0			6.72	0	0
8. 2006	0	0	0	0.0	0.0	0.0			6.72	0	0
9. 2007	0	0	0	0.0	0.0	0.0			6.72	0	0
10. 2008	176	0	176	947.5	148.6	962.2			6.72	7	1
11. 2009	24	2	22	62.3	151.8	59.8			6.72	4	1
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	11	1

SCHEDULE P - PART 1B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	(0)	(0)						0	XXX
2. 2000	976		976	621	22	30	0	197	1	2	825	146
3. 2001	978	0	978	670	10	53	0	100	1	2	812	130
4. 2002	495	0	495	257	3	24	0	97	1	1	374	61
5. 2003	1		1	0				89			89	0
6. 2004	(0)		(0)	0							0	0
7. 2005			0								0	
8. 2006			0								0	
9. 2007			0								0	
10. 2008	0		0								0	
11. 2009	12	0	12	5		0		0			5	
12. Totals	XXX	XXX	XXX	1,553	36	107	1	484	2	5	2,106	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 2000												0	
3. 2001												0	
4. 2002												0	
5. 2003												0	
6. 2004												0	
7. 2005												0	
8. 2006												0	
9. 2007												0	
10. 2008												0	
11. 2009	8		2	(0)			0		0			10	
12. Totals	8	0	2	(0)	0	0	0	0	0	0	0	10	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	848	23	825	86.9	0.0	84.5			6.72	0	0
3. 2001	823	11	812	84.2	16,900.0	83.1			6.72	0	0
4. 2002	378	4	374	76.3	1,220.0	75.5			6.72	0	0
5. 2003	89	0	89	6,615.0	0.0	6,615.0			6.72	0	0
6. 2004	0	0	0	(500.0)	0.0	(500.0)			6.72	0	0
7. 2005	0	0	0	0.0	0.0	0.0			6.72	0	0
8. 2006	0	0	0	0.0	0.0	0.0			6.72	0	0
9. 2007	0	0	0	0.0	0.0	0.0			6.72	0	0
10. 2008	0	0	0	0.0	0.0	0.0			6.72	0	0
11. 2009	15	(0)	15	124.1	(0.5)	125.5			6.72	9	1
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	9	1

SCHEDULE P - PART 1C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported- Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	(3)	(1)	0	0				(2)	XXX
2. 2000	3,421	2,252	1,169	3,858	2,497	631	401	212	60	121	1,743	613
3. 2001	2,796	888	1,908	2,550	1,063	397	179	115	32	88	1,787	313
4. 2002	1,399	216	1,183	952	231	97	32	66	38	13	815	75
5. 2003	1,127	258	869	530	113	138	48	63	2	0	568	63
6. 2004	2,662	608	2,054	1,309	382	203	44	86	1	1	1,171	132
7. 2005	4,248	793	3,455	2,251	583	320	72	128	2	10	2,043	190
8. 2006	4,792	659	4,133	1,883	337	294	41	183	5	12	1,976	220
9. 2007	5,261	639	4,621	1,700	255	282	48	227	3	15	1,903	242
10. 2008	5,585	708	4,877	1,335	238	146	23	202	3	25	1,418	264
11. 2009	6,062	712	5,350	530	5	30	0	192	0	9	746	260
12. Totals	XXX	XXX	XXX	16,895	5,703	2,538	888	1,473	147	295	14,169	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
1. Prior					0	0						0	0
2. 2000	9	8			1	1			0	0		1	0
3. 2001	45	43	11	7	2	2	2	1	2			8	0
4. 2002	4	0	3	3	1		1	1	0			5	0
5. 2003	0		1	1	0		0	0	0			1	0
6. 2004	1		8	6	1	0	2	1	0			5	0
7. 2005	18	0	79	53	12	0	16	11	3			64	1
8. 2006	264	78	152	74	33	2	30	15	8			316	5
9. 2007	712	72	431	172	95	3	86	34	21	0		1,065	14
10. 2008	1,004	180	1,187	431	109	12	237	86	51	0		1,879	31
11. 2009	701	61	2,357	496	35	1	470	99	165	1		3,069	96
12. Totals	2,758	443	4,228	1,243	290	23	843	248	251	2	0	6,413	148

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	4,711	2,967	1,744	137.7	131.8	149.2			6.72	1	1
3. 2001	3,123	1,328	1,796	111.7	149.5	94.1			6.72	5	3
4. 2002	1,124	304	820	80.4	141.0	69.3			6.72	4	2
5. 2003	732	163	569	65.0	63.2	65.5			6.72	0	0
6. 2004	1,611	435	1,176	60.5	71.5	57.3			6.72	3	2
7. 2005	2,828	721	2,107	66.6	90.9	61.0			6.72	44	19
8. 2006	2,845	553	2,292	59.4	83.9	55.5			6.72	263	53
9. 2007	3,555	587	2,968	67.6	91.8	64.2			6.72	899	165
10. 2008	4,271	974	3,297	76.5	137.5	67.6			6.72	1,580	298
11. 2009	4,480	665	3,815	73.9	93.3	71.3			6.72	2,501	568
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	5,301	1,112

SCHEDULE P - PART 1D - WORKERS' COMPENSATION

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	226	160	21	12	1		3	75	XXX
2. 2000	8,690	3,703	4,986	8,019	5,216	971	547	586	66	37	3,747	1,451
3. 2001	10,140	5,499	4,640	6,528	4,248	811	476	515	126	68	3,004	1,427
4. 2002	7,546	2,188	5,357	4,035	1,408	554	111	320	(28)	51	3,416	626
5. 2003	8,258	2,255	6,003	4,225	1,003	631	69	342	0	48	4,126	545
6. 2004	9,638	1,894	7,744	3,525	517	661	47	403	0	78	4,024	546
7. 2005	9,266	1,240	8,026	3,354	384	534	25	350		58	3,829	467
8. 2006	8,261	998	7,263	2,861	259	459	18	388		16	3,430	444
9. 2007	7,818	946	6,872	2,587	232	492	19	373		13	3,200	409
10. 2008	8,389	1,043	7,346	2,217	178	302	13	327		5	2,655	426
11. 2009	12,486	1,476	11,010	1,333	127	245	8	376	19	0	1,802	541
12. Totals	XXX	XXX	XXX	38,910	13,732	5,680	1,345	3,981	184	377	33,309	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior	1,165	874	376	269	42	36	67	48	42			466	9
2. 2000	667	608	268	244	15	19	48	44	30			112	7
3. 2001	610	534	275	252	17	23	49	45	32			130	7
4. 2002	349	254	234	128	13	12	42	23	21			242	4
5. 2003	324	100	380	204	17	6	68	36	18			461	4
6. 2004	520	277	456	243	23	13	82	43	25			528	6
7. 2005	514	150	523	229	25	6	93	41	20			749	6
8. 2006	458	39	738	214	34	3	132	38	28			1,095	9
9. 2007	889	88	900	262	69	7	161	47	42			1,658	19
10. 2008	1,122	90	1,320	273	120	10	236	49	32			2,408	46
11. 2009	2,208	307	3,853	654	300	35	689	117	170			6,107	285
12. Totals	8,827	3,322	9,323	2,972	674	170	1,667	532	459	0	0	13,954	400

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	398	67
2. 2000	10,603	6,744	3,859	122.0	182.1	77.4			6.72	82	30
3. 2001	8,838	5,704	3,134	87.2	103.7	67.5			6.72	99	30
4. 2002	5,567	1,909	3,658	73.8	87.2	68.3			6.72	201	41
5. 2003	6,005	1,419	4,587	72.7	62.9	76.4			6.72	400	61
6. 2004	5,693	1,141	4,552	59.1	60.2	58.8			6.72	456	73
7. 2005	5,413	835	4,578	58.4	67.3	57.0			6.72	657	92
8. 2006	5,097	572	4,525	61.7	57.3	62.3			6.72	943	152
9. 2007	5,513	655	4,858	70.5	69.2	70.7			6.72	1,439	218
10. 2008	5,676	613	5,063	67.7	58.8	68.9			6.72	2,079	329
11. 2009	9,175	1,266	7,909	73.5	85.8	71.8			6.72	5,100	1,007
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	11,855	2,098

SCHEDULE P - PART 1E - COMMERCIAL MULTIPLE PERIL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	12
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	59	57	33	27	12			20	XXX
2. 2000	3,154	1,523	1,631	2,199	1,116	539	253	166	25	91	1,511	392
3. 2001	3,576	1,170	2,406	2,651	1,051	568	94	172	14	39	2,231	342
4. 2002	4,008	1,036	2,972	2,131	664	369	57	166	10	32	1,935	239
5. 2003	5,424	1,197	4,227	2,052	267	571	51	186	12	50	2,479	217
6. 2004	8,377	1,872	6,505	3,944	1,220	811	104	320	11	59	3,740	247
7. 2005	9,717	2,113	7,604	4,109	916	674	65	382	4	77	4,179	327
8. 2006	10,724	2,455	8,269	3,762	1,016	638	78	340	11	80	3,635	308
9. 2007	10,882	2,220	8,662	2,556	268	381	15	309	2	52	2,962	297
10. 2008	8,789	1,574	7,215	3,679	692	204	15	310	11	51	3,474	285
11. 2009	6,463	899	5,564	1,675	68	90	2	222	0	10	1,917	167
12. Totals	XXX	XXX	XXX	28,816	7,336	4,878	761	2,585	100	541	28,082	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	48	38	187	160	32	24	81	69	12	9		59	8
2. 2000	16		11	(1)	2		5	(1)	2			36	1
3. 2001	118	102	26	7	14	7	10	2	7	1		56	1
4. 2002	3		20	(3)	4	1	9	(1)	2			40	1
5. 2003	32	8	82	28	14	1	35	12	5			120	3
6. 2004	503	134	352	133	90	45	146	56	20			743	7
7. 2005	551	181	491	197	84	5	190	79	28			881	13
8. 2006	792	190	699	215	98	10	293	90	36			1,413	22
9. 2007	413	13	1,330	463	132	2	545	186	60			1,816	39
10. 2008	472	8	1,395	334	98	1	557	128	86			2,137	28
11. 2009	559	31	1,437	273	47	1	511	89	138	1		2,298	44
12. Totals	3,506	704	6,030	1,806	615	97	2,381	710	395	11	0	9,599	166

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	36	23
2. 2000	2,939	1,392	1,547	93.2	91.4	94.9			6.72	28	9
3. 2001	3,565	1,278	2,287	99.7	109.2	95.0			6.72	35	20
4. 2002	2,703	728	1,975	67.4	70.3	66.4			6.72	25	14
5. 2003	2,978	379	2,600	54.9	31.6	61.5			6.72	79	41
6. 2004	6,185	1,703	4,482	73.8	91.0	68.9			6.72	588	155
7. 2005	6,508	1,449	5,059	67.0	68.5	66.5			6.72	663	218
8. 2006	6,658	1,609	5,048	62.1	65.5	61.1			6.72	1,087	327
9. 2007	5,726	948	4,778	52.6	42.7	55.2			6.72	1,267	549
10. 2008	6,800	1,189	5,611	77.4	75.6	77.8			6.72	1,526	611
11. 2009	4,680	466	4,214	72.4	51.8	75.7			6.72	1,692	606
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	7,026	2,573

SCHEDULE P - PART 1F - SECTION 1 - MEDICAL PROFESSIONAL LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000	69	23	46	53	27	22	10	2			41	2
3. 2001	79	20	59	6	9	9	4	1			3	2
4. 2002	77	11	66	19	3	19	4	2			35	1
5. 2003	102	9	93	27	26	6	1	2			9	2
6. 2004	115	8	107	9	1	11	3	2		7	17	1
7. 2005	133	8	126	29	6	9	1	2			33	1
8. 2006	127	1	127	8		4		2			14	1
9. 2007	101		101	1		0		1			2	1
10. 2008	92	0	92					0			0	0
11. 2009	79	0	79								0	
12. Totals	XXX	XXX	XXX	153	71	80	23	15	0	7	154	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior			2				1		0			3	
2. 2000			1				1		0			2	
3. 2001			1	0			1	0	0			2	
4. 2002			2	0			1	0	0			3	
5. 2003			4	0			2	0	0			5	
6. 2004			5	1			3	0	0			7	
7. 2005	5		11	1	3		7	1	1			25	0
8. 2006	14		22	0	2		12	0	2			51	0
9. 2007	2		23		4		13		2			43	1
10. 2008	1		28		0		16		2			48	0
11. 2009			25				14		2			41	
12. Totals	21	0	125	3	9	0	71	2	9	0	0	231	1

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	2	1
2. 2000	80	36	44	115.8	157.9	94.8			6.72	1	1
3. 2001	18	13	5	23.0	64.1	8.9			6.72	1	1
4. 2002	45	7	38	58.2	67.9	56.6			6.72	2	1
5. 2003	42	27	14	40.7	316.3	15.4			6.72	3	2
6. 2004	30	6	24	26.3	74.6	22.5			6.72	4	3
7. 2005	67	9	58	50.1	113.8	46.2			6.72	15	10
8. 2006	65	0	65	51.0	25.1	51.2			6.72	35	16
9. 2007	45	0	45	44.7	0.0	44.7			6.72	25	18
10. 2008	48	0	48	52.5	0.0	52.6			6.72	29	18
11. 2009	41	0	41	52.1	0.0	52.3			6.72	25	16
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	144	87

SCHEDULE P - PART 1F - SECTION 2 - MEDICAL PROFESSIONAL LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000	243	77	167	198	107	86	23	11			165	7
3. 2001	333	73	260	234	112	119	32	14			222	7
4. 2002	416	82	334	146	17	131	12	16			264	9
5. 2003	515	98	416	303	108	160	23	25			357	11
6. 2004	592	117	475	79	4	92	10	22			178	9
7. 2005	681	74	607	87	8	55	8	23			149	5
8. 2006	637	58	579	76	9	38	4	26			126	5
9. 2007	610	71	539	52	(1)	26		21			99	3
10. 2008	673	60	613	32		19		19			71	4
11. 2009	693	132	562			2		18			19	3
12. Totals	XXX	XXX	XXX	1,206	365	728	114	195	0	0	1,650	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded			
1. Prior												0	
2. 2000												0	
3. 2001												0	
4. 2002			0	0			0	0	0			0	
5. 2003			0	0			0	0	0			0	
6. 2004			1	1			1	1	0			0	
7. 2005	10		9	4	2		5	2	1			20	0
8. 2006	0		12	2	0		7	1	1			18	0
9. 2007	39		9	5	14		5	3	2			62	0
10. 2008	63		95	22	16		54	13	9			202	1
11. 2009	52	13	179	32	11	1	102	18	12			291	2
12. Totals	164	13	305	66	44	1	174	38	25	0	0	594	4

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	295	130	165	121.3	169.9	99.0			6.72	0	0
3. 2001	367	145	222	110.2	198.7	85.4			6.72	0	0
4. 2002	293	30	264	70.4	36.0	79.0			6.72	0	0
5. 2003	489	131	357	95.0	133.7	85.8			6.72	0	0
6. 2004	194	16	178	32.8	13.8	37.5			6.72	0	0
7. 2005	192	23	170	28.2	30.7	28.0			6.72	15	6
8. 2006	160	16	144	25.1	27.5	24.9			6.72	11	7
9. 2007	167	6	161	27.4	9.1	29.8			6.72	43	19
10. 2008	307	35	272	45.6	57.6	44.4			6.72	136	66
11. 2009	377	66	311	54.3	50.0	55.3			6.72	186	106
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	390	204

SCHEDULE P - PART 1G - SPECIAL LIABILITY
(OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000			0								0	XXX
3. 2001			0								0	XXX
4. 2002			0								0	XXX
5. 2003			0								0	XXX
6. 2004			0								0	XXX
7. 2005			0								0	XXX
8. 2006	13	7	6			7	0	0	3		4	XXX
9. 2007	212	126	86	35	20	1	1	7	2	5	21	XXX
10. 2008	462	275	188	86	50	6	2	18	4	3	54	XXX
11. 2009	599	347	252	37	18	1	0	11	2	1	29	XXX
12. Totals	XXX	XXX	XXX	159	87	15	3	36	11	9	108	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 2000												0	
3. 2001												0	
4. 2002												0	
5. 2003												0	
6. 2004												0	
7. 2005												0	
8. 2006						0			0	0		0	0
9. 2007	5	2	19	11	2	1	5	3	1	0		14	0
10. 2008	29	15	58	37	4	2	20	13	7	2		51	3
11. 2009	43	21	161	95	2	1	38	23	11	2		113	2
12. Totals	77	39	238	143	9	4	64	39	19	4	0	178	5

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	0	0	0	0.0	0.0	0.0			6.72	0	0
3. 2001	0	0	0	0.0	0.0	0.0			6.72	0	0
4. 2002	0	0	0	0.0	0.0	0.0			6.72	0	0
5. 2003	0	0	0	0.0	0.0	0.0			6.72	0	0
6. 2004	0	0	0	0.0	0.0	0.0			6.72	0	0
7. 2005	0	0	0	0.0	0.0	0.0			6.72	0	0
8. 2006	8	4	4	56.8	51.4	63.0			6.72	0	0
9. 2007	75	40	35	35.6	32.1	40.6			6.72	10	4
10. 2008	230	125	105	49.7	45.5	55.8			6.72	36	15
11. 2009	304	162	142	50.7	46.7	56.2			6.72	87	26
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	133	44

SCHEDULE P - PART 1H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

($000 omitted)

	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
Years in Which Premiums Were Earned and Losses Were Incurred	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	155	34	139	16	(15)	0	0	229	XXX
2. 2000	2,336	857	1,478	1,369	385	756	72	99	24	80	1,743	128
3. 2001	2,779	773	2,006	977	374	564	80	97	0	135	1,184	97
4. 2002	2,709	762	1,947	1,179	359	492	45	102	4	106	1,364	93
5. 2003	3,752	699	3,053	781	93	521	8	86	0	139	1,288	63
6. 2004	5,426	1,030	4,397	1,351	442	545	16	136	10	120	1,564	105
7. 2005	6,179	1,262	4,917	1,705	407	954	3	137	69	97	2,317	144
8. 2006	6,149	1,262	4,887	1,828	704	575	26	131	1	72	1,803	136
9. 2007	6,623	1,325	5,298	734	35	378	7	98	3	70	1,166	137
10. 2008	8,907	1,883	7,024	488	45	179	2	153	0	44	773	175
11. 2009	10,845	2,305	8,540	85	6	76	0	95	0	21	249	145
12. Totals	XXX	XXX	XXX	10,653	2,884	5,179	276	1,120	113	884	13,680	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior	49		254	24	62	2	110	10	30			469	23
2. 2000	52	5	102	20	56	2	44	9	13			230	12
3. 2001	50	10	62	15	12	4	27	6	7			122	5
4. 2002	30	1	79	30	28	3	34	13	8			134	6
5. 2003	16	1	93	22	20	0	40	10	9			144	3
6. 2004	198	112	157	57	31	1	68	25	15			274	5
7. 2005	185	38	316	131	81	25	136	57	29	0		496	7
8. 2006	332	25	611	190	84	5	264	82	50	(0)		1,040	9
9. 2007	321	26	1,140	362	103	2	492	156	103			1,612	14
10. 2008	701	159	2,466	763	124	4	1,065	329	182			3,283	44
11. 2009	457	24	3,784	1,134	44	1	1,634	490	284	0		4,554	66
12. Totals	2,391	401	9,062	2,747	645	49	3,913	1,186	730	0	0	12,359	194

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	280	190
2. 2000	2,491	517	1,973	106.6	60.4	133.5			6.72	128	102
3. 2001	1,796	489	1,307	64.6	63.3	65.1			6.72	87	35
4. 2002	1,952	454	1,498	72.0	59.6	76.9			6.72	79	55
5. 2003	1,565	133	1,432	41.7	19.1	46.9			6.72	85	59
6. 2004	2,501	663	1,838	46.1	64.4	41.8			6.72	186	88
7. 2005	3,543	730	2,813	57.3	57.9	57.2			6.72	332	164
8. 2006	3,876	1,033	2,843	63.0	81.8	58.2			6.72	729	311
9. 2007	3,370	592	2,778	50.9	44.7	52.4			6.72	1,073	539
10. 2008	5,357	1,302	4,056	60.1	69.1	57.7			6.72	2,245	1,038
11. 2009	6,459	1,655	4,803	59.6	71.8	56.2			6.72	3,082	1,472
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	8,305	4,053

SCHEDULE P - PART 1H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX		0	1	0				0	XXX
2. 2000	1,067	247	821	379	174	279	77	52	9	2	450	35
3. 2001	1,134	339	795	549	239	351	132	66	22	10	573	39
4. 2002	615	192	423	202	114	140	74	45	20	7	179	26
5. 2003	166	5	161	37	2	33	3	45	31	1	79	7
6. 2004	346	111	235	47		58		34	11	0	128	15
7. 2005	1,210	116	1,094	102		61		46	8	25	201	28
8. 2006	2,391	214	2,177	225	30	51		44	1	359	288	35
9. 2007	2,294	234	2,060	299	16	108	1	55		59	446	42
10. 2008	1,666	211	1,455	129	5	79	1	50		76	252	38
11. 2009	1,078	177	901	43	6	22	0	25	0	1	84	44
12. Totals	XXX	XXX	XXX	2,012	585	1,183	290	460	102	540	2,679	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	2	1	0	0	2	1	0	0	0			1	0
2. 2000												0	
3. 2001	3		2	1	0		1	0	0			6	0
4. 2002	3		3	2	4		1	1	0			9	0
5. 2003												0	
6. 2004												0	
7. 2005			23	2	0		10	1	2			33	0
8. 2006	23		126	14	6		54	6	13			203	0
9. 2007	46	0	266	34	16		115	15	27			423	2
10. 2008	35	2	268	39	35	1	116	17	27			422	5
11. 2009	79	4	250	51	60	3	108	22	32	0		450	16
12. Totals	192	7	939	143	125	5	406	61	103	0	0	1,548	23

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	1	1
2. 2000	709	260	450	66.5	105.2	54.8			6.72	0	0
3. 2001	973	394	579	85.8	116.3	72.8			6.72	5	1
4. 2002	399	210	188	64.8	109.4	44.5			6.72	4	5
5. 2003	114	36	79	69.0	755.7	48.9			6.72	0	0
6. 2004	139	11	128	40.2	10.3	54.4			6.72	0	0
7. 2005	245	11	234	20.3	9.4	21.4			6.72	21	12
8. 2006	542	51	491	22.7	23.7	22.6			6.72	135	68
9. 2007	934	66	868	40.7	28.3	42.1			6.72	279	144
10. 2008	740	66	675	44.4	31.1	46.4			6.72	262	160
11. 2009	620	86	534	57.5	48.4	59.2			6.72	274	176
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	981	567

SCHEDULE P - PART 1I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	202	116	59	29	6	2	5	121	XXX
2. 2008	3,112	1,196	1,916	1,589	511	6	1	118	4	11	1,197	XXX
3. 2009	3,083	893	2,190	1,194	354	3	0	104	1	52	946	XXX
4. Totals	XXX	XXX	XXX	2,985	981	68	30	228	7	68	2,263	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22			
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	85	57	29	17	12	6	3	2	5	1		51	4
2. 2008	61	24	37	16	3	2	4	2	5	1		66	2
3. 2009	182	10	210	106	5	1	21	11	27			318	10
4. Totals	328	91	276	139	20	8	28	14	37	2	0	435	16

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	39	11
2. 2008	1,823	560	1,263	58.6	46.8	65.9			6.72	58	8
3. 2009	1,746	482	1,264	56.7	54.0	57.7			6.72	276	42
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	374	61

SCHEDULE P - PART 1J - AUTO PHYSICAL DAMAGE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	(23)	(0)	7		3		25	(12)	XXX
2. 2008	1,359	18	1,342	691	2	29		58	0	54	776	124
3. 2009	1,457	14	1,443	608		24		53	(1)	27	685	125
4. Totals	XXX	XXX	XXX	1,277	2	60	0	114	(0)	105	1,449	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded			
1. Prior	1		20	4	4		3	1	1			23	6
2. 2008	9		15	3	7		2	0	1			31	5
3. 2009	95		113	7	8		15	1	16			239	38
4. Totals	105	0	149	14	19	0	20	2	18	0	0	294	49

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	17	7
2. 2008	814	6	807	59.9	36.1	60.2			6.72	21	10
3. 2009	931	7	924	63.9	50.5	64.0			6.72	201	38
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	239	54

SCHEDULE P - PART 1K - FIDELITY/SURETY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	(5)	(3)	16	13			6	2	XXX
2. 2008	321	94	226	(0)		0		0			0	XXX
3. 2009	242	82	159	3	3			3			3	XXX
4. Totals	XXX	XXX	XXX	(1)	(0)	16	13	3	0	6	5	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	336	282	22	15	11	11	8	5	9		4	73	
2. 2008	0		34	20	(0)		12	7	2			21	
3. 2009			40	15			14	6	3			36	
4. Totals	336	282	97	50	11	11	35	18	13	0	4	131	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	62	11
2. 2008	48	27	22	15.1	28.6	9.5			6.72	15	7
3. 2009	63	24	39	26.2	29.1	24.7			6.72	25	12
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	101	30

SCHEDULE P - PART 1L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2008			0								0	XXX
3. 2009			0								0	XXX
4. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	
2. 2008												0	
3. 2009												0	
4. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2008	0	0	0	0.0	0.0	0.0			6.72	0	0
3. 2009	0	0	0	0.0	0.0	0.0			6.72	0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

Sch. P-Pt. 1M
NONE

Sch. P-Pt. 1N
NONE

SCHEDULE P - PART 10 - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000			0								0	XXX
3. 2001			0								0	XXX
4. 2002	0		0								0	XXX
5. 2003		(223)	223								0	XXX
6. 2004		(179)	179								0	XXX
7. 2005			0								0	XXX
8. 2006			0								0	XXX
9. 2007			0								0	XXX
10. 2008			0								0	XXX
11. 2009			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 2000												0	XXX
3. 2001												0	XXX
4. 2002												0	XXX
5. 2003												0	XXX
6. 2004												0	XXX
7. 2005												0	XXX
8. 2006												0	XXX
9. 2007												0	XXX
10. 2008												0	XXX
11. 2009												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	0	0	0	0.0	0.0	0.0			6.72	0	0
3. 2001	0	0	0	0.0	0.0	0.0			6.72	0	0
4. 2002	0	0	0	0.0	0.0	0.0			6.72	0	0
5. 2003	0	0	0	0.0	0.0	0.0			6.72	0	0
6. 2004	0	0	0	0.0	0.0	0.0			6.72	0	0
7. 2005	0	0	0	0.0	0.0	0.0			6.72	0	0
8. 2006	0	0	0	0.0	0.0	0.0			6.72	0	0
9. 2007	0	0	0	0.0	0.0	0.0			6.72	0	0
10. 2008	0	0	0	0.0	0.0	0.0			6.72	0	0
11. 2009	0	0	0	0.0	0.0	0.0			6.72	0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000			0								0	XXX
3. 2001			0								0	XXX
4. 2002			0								0	XXX
5. 2003			0								0	XXX
6. 2004			0								0	XXX
7. 2005			0								0	XXX
8. 2006			0								0	XXX
9. 2007			0								0	XXX
10. 2008			0								0	XXX
11. 2009			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 2000												0	XXX
3. 2001												0	XXX
4. 2002												0	XXX
5. 2003												0	XXX
6. 2004												0	XXX
7. 2005												0	XXX
8. 2006												0	XXX
9. 2007												0	XXX
10. 2008												0	XXX
11. 2009												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

NONE

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	0	0	0	0.0	0.0	0.0				0	0
3. 2001	0	0	0	0.0	0.0	0.0				0	0
4. 2002	0	0	0	0.0	0.0	0.0				0	0
5. 2003	0	0	0	0.0	0.0	0.0				0	0
6. 2004	0	0	0	0.0	0.0	0.0				0	0
7. 2005	0	0	0	0.0	0.0	0.0				0	0
8. 2006	0	0	0	0.0	0.0	0.0				0	0
9. 2007	0	0	0	0.0	0.0	0.0				0	0
10. 2008	0	0	0	0.0	0.0	0.0				0	0
11. 2009	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	24		0					24	XXX
2. 2000	31	8	23	47	27	5	4	0			21	1
3. 2001	28	12	16	4	1	3	0	1	0		7	0
4. 2002	16	5	11	0	0						0	0
5. 2003	19	4	15					1			1	0
6. 2004	18	3	15	0				1			1	0
7. 2005	30	8	23	5	0	2		2			9	0
8. 2006	65	16	49	7	2	5	0	2		0	13	2
9. 2007	86	18	68	3	1	2	0	2			5	1
10. 2008	144	23	121	4		0		4			8	1
11. 2009	169	23	146	2		0		3			5	1
12. Totals	XXX	XXX	XXX	95	31	17	5	15	0	0	92	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior			1	0	1		0	0	0			2	0
2. 2000												0	
3. 2001												0	
4. 2002			0	0			0	0				0	
5. 2003												0	
6. 2004			0	0			0	0				0	
7. 2005			1	0			0	0	0			0	
8. 2006	3		2	1	0		1	0	0			6	0
9. 2007			2	1			1	0	0			1	
10. 2008	2		15	5	0		6	2	1			17	0
11. 2009	3		55	15	0		24	7	3			64	0
12. Totals	8	0	75	23	2	0	32	10	5	0	0	90	1

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	1
2. 2000	52	31	21	168.8	406.1	90.8			6.72	0	0
3. 2001	8	1	7	27.7	8.6	41.4			6.72	0	0
4. 2002	0	0	0	1.3	2.5	0.6			6.72	0	0
5. 2003	1	0	1	2.8	0.0	3.5			6.72	0	0
6. 2004	1	0	1	4.1	0.1	5.0			6.72	0	0
7. 2005	10	1	9	31.4	9.3	38.8			6.72	0	0
8. 2006	22	3	19	33.7	18.1	38.9			6.72	5	1
9. 2007	9	3	6	10.0	15.1	8.7			6.72	1	0
10. 2008	32	7	25	22.1	31.2	20.4			6.72	12	5
11. 2009	91	22	69	53.8	93.6	47.5			6.72	43	21
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	61	29

SCHEDULE P - PART 1R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000	20	10	10								0	
3. 2001	14	9	5			2	2				0	0
4. 2002	(3)	(2)	(0)			0	0	0			0	
5. 2003	34	6	28								0	
6. 2004	35	(0)	35					0			0	
7. 2005	22	13	9	50	40						10	
8. 2006	35	11	25	3							3	
9. 2007	35	13	22								0	
10. 2008	25	12	13								0	
11. 2009	27	11	16					0			0	
12. Totals	XXX	XXX	XXX	53	40	2	2	0	0	0	13	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded			
1. Prior												0	
2. 2000												0	
3. 2001												0	
4. 2002												0	
5. 2003												0	
6. 2004												0	
7. 2005			4	2			2	1				2	
8. 2006	0		7	2			3	1				7	
9. 2007												0	
10. 2008			16	16			7	7				0	
11. 2009			1	0			0	0	0			0	
12. Totals	0	0	27	20	0	0	12	9	0	0	0	10	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	0	0	0	0.0	0.0	0.0			6.72	0	0
3. 2001	2	2	0	16.4	25.4	0.0			6.72	0	0
4. 2002	0	0	0	(5.0)	(2.7)	(33.3)			6.72	0	0
5. 2003	0	0	0	0.0	0.0	0.0			6.72	0	0
6. 2004	0	0	0	0.2	0.0	0.2			6.72	0	0
7. 2005	56	44	13	252.2	329.2	139.3			6.72	2	1
8. 2006	13	3	10	35.6	27.6	39.0			6.72	5	2
9. 2007	0	0	0	0.0	0.0	0.0			6.72	0	0
10. 2008	22	22	0	88.8	189.1	0.0			6.72	0	0
11. 2009	1	0	1	3.2	2.9	3.3			6.72	0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	7	3

Sch. P-Pt. 1S
NONE

Sch. P-Pt. 1T
NONE

SCHEDULE P - PART 2A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior											0	0
2. 2000											0	0
3. 2001	XXX										0	0
4. 2002	XXX	XXX									0	0
5. 2003	XXX	XXX	XXX								0	0
6. 2004	XXX	XXX	XXX	XXX							0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	152	165	13	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20	XXX	XXX
										12. Totals	13	0

SCHEDULE P - PART 2B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years in Which Losses Were Incurred	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior	525	533	493	407	399	277	277	277	277	277	0	0
2. 2000	529	654	638	636	632	629	629	629	629	629	0	0
3. 2001	XXX	615	664	670	704	712	712	712	712	712	0	0
4. 2002	XXX	XXX	290	249	276	277	277	277	277	277	0	0
5. 2003	XXX	XXX	XXX	1	0	0	0	0	0	0	0	0
6. 2004	XXX	XXX	XXX	XXX	0	0	0	0	0	0	0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0		(0)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15	XXX	XXX
										12. Totals	(0)	0

SCHEDULE P - PART 2C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years in Which Losses Were Incurred	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior	602	696	747	759	744	741	738	735	729	727	(2)	(7)
2. 2000	1,152	1,235	1,430	1,441	1,543	1,574	1,601	1,594	1,599	1,593	(7)	(1)
3. 2001	XXX	1,379	1,509	1,685	1,705	1,746	1,731	1,729	1,720	1,711	(9)	(18)
4. 2002	XXX	XXX	710	694	780	802	802	808	796	792	(4)	(15)
5. 2003	XXX	XXX	XXX	538	516	514	525	519	516	507	(8)	(12)
6. 2004	XXX	XXX	XXX	XXX	1,210	1,155	1,052	1,137	1,087	1,090	3	(46)
7. 2005	XXX	XXX	XXX	XXX	XXX	1,901	1,968	2,012	2,030	1,978	(51)	(33)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	2,309	2,237	2,087	2,107	20	(130)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,858	2,818	2,722	(95)	(136)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,071	3,047	(23)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,460	XXX	XXX
										12. Totals	(176)	(398)

SCHEDULE P - PART 2D - WORKERS' COMPENSATION

Years in Which Losses Were Incurred	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior	3,076	2,736	2,996	3,150	3,180	3,195	3,364	3,385	3,394	3,385	(10)	(1)
2. 2000	3,355	3,884	3,282	3,149	3,117	3,320	3,364	3,297	3,296	3,309	14	12
3. 2001	XXX	2,988	3,153	3,047	3,030	2,775	2,762	2,733	2,707	2,713	5	(21)
4. 2002	XXX	XXX	3,345	3,363	3,274	3,349	3,306	3,305	3,283	3,290	7	(15)
5. 2003	XXX	XXX	XXX	3,795	3,923	4,204	4,272	4,202	4,204	4,227	23	25
6. 2004	XXX	XXX	XXX	XXX	4,935	4,718	4,524	4,264	4,138	4,125	(13)	(139)
7. 2005	XXX	XXX	XXX	XXX	XXX	5,094	5,116	4,737	4,438	4,208	(230)	(529)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	4,705	4,628	4,196	4,109	(87)	(519)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,690	4,656	4,443	(214)	(247)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,837	4,704	(133)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,381	XXX	XXX
										12. Totals	(637)	(1,434)

SCHEDULE P - PART 2E - COMMERCIAL MULTIPLE PERIL

Years in Which Losses Were Incurred	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior	987	1,121	1,337	1,558	1,650	1,647	1,884	1,819	1,810	1,808	(2)	(11)
2. 2000	1,121	1,213	1,251	1,353	1,314	1,384	1,367	1,391	1,395	1,404	9	13
3. 2001	XXX	1,712	1,745	1,935	2,024	2,105	2,119	2,132	2,139	2,124	(15)	(8)
4. 2002	XXX	XXX	1,611	1,759	1,822	1,831	1,838	1,850	1,821	1,817	(4)	(33)
5. 2003	XXX	XXX	XXX	2,301	2,283	2,298	2,311	2,333	2,329	2,420	91	87
6. 2004	XXX	XXX	XXX	XXX	3,376	3,459	3,471	3,740	3,970	4,153	184	413
7. 2005	XXX	XXX	XXX	XXX	XXX	4,461	4,330	4,493	4,546	4,653	107	160
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	4,746	4,800	4,782	4,683	(98)	(116)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,705	4,648	4,411	(237)	(294)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,998	5,227	229	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,855	XXX	XXX
										12. Totals	264	211

SCHEDULE P - PART 2F - SECTION 1 - MEDICAL PROFESSIONAL LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior	114	82	77	86	79	78	89	82	78	77	(1)	(5)
2. 2000	34	26	25	39	26	24	35	42	42	41	(1)	(1)
3. 2001	XXX	33	20	22	18	10	8	6	4	4	(1)	(3)
4. 2002	XXX	XXX	36	37	44	44	41	39	37	35	(1)	(4)
5. 2003	XXX	XXX	XXX	46	53	60	51	17	14	12	(2)	(5)
6. 2004	XXX	XXX	XXX	XXX	60	60	52	42	33	22	(11)	(20)
7. 2005	XXX	XXX	XXX	XXX	XXX	69	63	68	61	55	(5)	(13)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	73	62	63	61	(2)	(0)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	57	49	43	(6)	(14)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	54	46	(8)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	40	XXX	XXX
										12. Totals	(38)	(65)

SCHEDULE P - PART 2F - SECTION 2 - MEDICAL PROFESSIONAL LIABILITY - CLAIMS-MADE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	79	83	99	112	108	110	109	107	107	107	0	0
2. 2000	134	122	130	149	148	155	154	154	154	154	0	0
3. 2001	XXX	207	254	242	219	209	207	207	208	208	0	1
4. 2002	XXX	XXX	210	250	257	258	251	248	248	248	0	(0)
5. 2003	XXX	XXX	XXX	297	347	363	351	339	339	332	(7)	(7)
6. 2004	XXX	XXX	XXX	XXX	341	328	221	159	156	156	0	(3)
7. 2005	XXX	XXX	XXX	XXX	XXX	428	332	169	154	145	(9)	(24)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	373	266	129	118	(11)	(148)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	291	203	138	(65)	(153)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	354	244	(110)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	281	XXX	XXX
										12. Totals	(202)	(334)

SCHEDULE P - PART 2G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER & MACHINERY)

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior											0	0
2. 2000											0	0
3. 2001	XXX										0	0
4. 2002	XXX	XXX									0	0
5. 2003	XXX	XXX	XXX								0	0
6. 2004	XXX	XXX	XXX	XXX							0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	4	7	7	7	(0)	(1)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	45	38	29	(9)	(16)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	127	86	(40)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	124	XXX	XXX
										12. Totals	(50)	(17)

SCHEDULE P - PART 2H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	2,046	2,137	2,866	3,479	3,838	4,170	4,412	4,813	5,066	5,011	(55)	198
2. 2000	791	919	1,030	1,244	1,409	1,507	1,692	1,731	1,798	1,885	87	153
3. 2001	XXX	940	767	891	1,075	1,127	1,144	1,132	1,212	1,203	(9)	70
4. 2002	XXX	XXX	870	814	1,043	1,184	1,312	1,291	1,343	1,392	49	101
5. 2003	XXX	XXX	XXX	1,348	1,172	1,178	1,253	1,325	1,338	1,337	(1)	12
6. 2004	XXX	XXX	XXX	XXX	1,898	1,874	1,757	1,736	1,703	1,697	(6)	(39)
7. 2005	XXX	XXX	XXX	XXX	XXX	2,520	2,478	2,577	2,707	2,716	9	139
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	2,651	2,506	2,606	2,662	57	157
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,606	2,639	2,579	(59)	(26)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,697	3,721	24	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,425	XXX	XXX
										12. Totals	94	766

SCHEDULE P - PART 2H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	432	409	439	490	514	510	504	511	514	488	(26)	(23)
2. 2000	449	450	446	437	443	422	405	402	410	407	(3)	5
3. 2001	XXX	444	523	534	563	553	542	537	536	535	(1)	(2)
4. 2002	XXX	XXX	153	151	167	166	176	171	171	163	(8)	(8)
5. 2003	XXX	XXX	XXX	80	79	59	73	70	70	65	(4)	(5)
6. 2004	XXX	XXX	XXX	XXX	145	159	139	127	116	105	(11)	(22)
7. 2005	XXX	XXX	XXX	XXX	XXX	510	414	305	231	194	(37)	(112)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	1,019	859	581	435	(146)	(424)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,153	1,037	786	(251)	(367)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	811	597	(213)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	477	XXX	XXX
										12. Totals	(701)	(958)

SCHEDULE P - PART 2I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 One Year	12 Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	698	572	584	12	(114)
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,161	1,144	(17)	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,134	XXX	XXX
										4. Totals	(5)	(114)

SCHEDULE P - PART 2J - AUTO PHYSICAL DAMAGE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	289	217	176	(41)	(112)
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	745	748	4	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	855	XXX	XXX
										4. Totals	(37)	(112)

SCHEDULE P - PART 2K - FIDELITY/SURETY

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32	100	73	(27)	41
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	42	20	(22)	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	34	XXX	XXX
										4. Totals	(49)	41

SCHEDULE P - PART 2L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

SCHEDULE P - PART 2M - INTERNATIONAL

NONE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior											0	0
2. 2000											0	0
3. 2001	XXX										0	0
4. 2002	XXX	XXX									0	0
5. 2003	XXX	XXX	XXX								0	0
6. 2004	XXX	XXX	XXX	XXX							0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior											0	0
2. 2000											0	0
3. 2001	XXX										0	0
4. 2002	XXX	XXX									0	0
5. 2003	XXX	XXX	XXX								0	0
6. 2004	XXX	XXX	XXX	XXX							0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

1. Prior											0	0
2. 2000											0	0
3. 2001	XXX										0	0
4. 2002	XXX	XXX									0	0
5. 2003	XXX	XXX	XXX								0	0
6. 2004	XXX	XXX	XXX	XXX							0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

1. Prior											0	0
2. 2000											0	0
3. 2001	XXX										0	0
4. 2002	XXX	XXX									0	0
5. 2003	XXX	XXX	XXX								0	0
6. 2004	XXX	XXX	XXX	XXX							0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior	24	19	19	16	15	15	16	15	54	45	(9)	30
2. 2000	6	7	5	6	21	21	21	21	21	21	0	0
3. 2001	XXX	4	2	2	6	7	6	6	6	6	0	(0)
4. 2002	XXX	XXX	3	1	0	0	0	0	0	0	0	(0)
5. 2003	XXX	XXX	XXX	3	0	0					0	0
6. 2004	XXX	XXX	XXX	XXX	5	0	0	0	0	0	0	(0)
7. 2005	XXX	XXX	XXX	XXX	XXX	12	5	13	8	7	(1)	(6)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	29	23	18	16	(2)	(7)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	30	14	4	(9)	(25)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	55	20	(35)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	62	XXX	XXX
										12. Totals	(57)	(9)

SCHEDULE P - PART 2R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior	7	21	19	19	15	15	15	9	9	9	0	0
2. 2000	3	2	2	0							0	0
3. 2001	XXX	2	1	1							0	0
4. 2002	XXX	XXX	0	(0)							0	0
5. 2003	XXX	XXX	XXX	0				2			0	(2)
6. 2004	XXX	XXX	XXX	XXX	9			5			0	(5)
7. 2005	XXX	XXX	XXX	XXX	XXX	5		6	14	13	(1)	7
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	13	22	11	10	(1)	(13)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9	6		(6)	(9)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	XXX	XXX
										12. Totals	(9)	(21)

SCHEDULE P - PART 2S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

NONE

SCHEDULE P - PART 2T - WARRANTY

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

NONE

SCHEDULE P - PART 3A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009		
1. Prior	000											0
2. 2000												
3. 2001	XXX											
4. 2002	XXX	XXX										
5. 2003	XXX	XXX	XXX									0
6. 2004	XXX	XXX	XXX	XXX								
7. 2005	XXX	XXX	XXX	XXX	XXX							
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	83	157	10	2
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16	2	0

SCHEDULE P - PART 3B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	125	167	178	185	277	277	277	277	277	672	236
2. 2000	165	423	552	627	627	629	629	629	629	629	102	44
3. 2001	XXX	199	443	540	674	712	712	712	712	712	100	30
4. 2002	XXX	XXX	108	182	266	277	277	277	277	277	47	14
5. 2003	XXX	XXX	XXX	0	0	0	0	0	0	0	0	0
6. 2004	XXX	XXX	XXX	XXX	0	0	0	0	0	0	0	0
7. 2005	XXX	XXX	XXX	XXX	XXX							
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5		

SCHEDULE P - PART 3C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	281	516	666	708	725	729	730	730	727	694	489
2. 2000	343	590	974	1,180	1,417	1,515	1,581	1,590	1,596	1,591	325	288
3. 2001	XXX	251	748	1,268	1,500	1,630	1,689	1,691	1,711	1,705	164	148
4. 2002	XXX	XXX	183	344	581	721	741	775	784	787	45	30
5. 2003	XXX	XXX	XXX	75	208	358	443	476	506	507	54	9
6. 2004	XXX	XXX	XXX	XXX	171	452	780	1,035	1,072	1,086	118	14
7. 2005	XXX	XXX	XXX	XXX	XXX	325	817	1,375	1,745	1,918	166	23
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	355	815	1,410	1,798	180	35
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	483	1,147	1,679	171	58
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	489	1,219	138	95
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	555	85	79

SCHEDULE P - PART 3D - WORKERS' COMPENSATION

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	1,007	1,739	2,196	2,326	2,546	2,777	2,809	2,887	2,961	3,878	878
2. 2000	804	2,048	2,340	2,750	2,902	3,010	3,137	3,160	3,215	3,227	1,240	204
3. 2001	XXX	673	1,719	2,195	2,281	2,419	2,497	2,549	2,583	2,615	1,144	276
4. 2002	XXX	XXX	900	1,944	2,436	2,736	2,923	2,989	3,030	3,069	511	112
5. 2003	XXX	XXX	XXX	910	2,108	2,734	3,159	3,429	3,652	3,784	431	110
6. 2004	XXX	XXX	XXX	XXX	1,090	2,356	3,024	3,373	3,522	3,621	426	114
7. 2005	XXX	XXX	XXX	XXX	XXX	1,146	2,383	2,953	3,291	3,479	371	89
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	1,083	2,149	2,699	3,042	337	98
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,005	2,249	2,827	303	87
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,002	2,328	285	95
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,445	171	84

SCHEDULE P - PART 3E - COMMERCIAL MULTIPLE PERIL

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	470	818	1,187	1,368	1,465	1,679	1,727	1,744	1,752	1,169	786
2. 2000	377	761	955	1,153	1,201	1,266	1,319	1,346	1,361	1,369	266	125
3. 2001	XXX	635	1,123	1,432	1,743	1,901	1,980	1,994	2,042	2,074	243	97
4. 2002	XXX	XXX	581	1,047	1,333	1,555	1,679	1,735	1,767	1,779	172	66
5. 2003	XXX	XXX	XXX	850	1,325	1,641	1,867	2,041	2,150	2,305	140	74
6. 2004	XXX	XXX	XXX	XXX	1,002	1,798	2,191	2,688	3,117	3,431	152	87
7. 2005	XXX	XXX	XXX	XXX	XXX	1,078	2,220	2,778	3,421	3,801	209	105
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	1,455	2,297	2,883	3,306	181	105
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,268	2,149	2,655	148	110
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,037	3,175	159	98
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,695	74	49

SCHEDULE P - PART 3F - SECTION 1 - MEDICAL PROFESSIONAL LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009		
1. Prior	000	65	70	75	76	75	74	75	74	74	3	13
2. 2000		0	3	13	21	22	22	24	39	39	1	2
3. 2001	XXX	0	0	2	5	6	2	2	2	2	0	2
4. 2002	XXX	XXX		0	3	20	28	32	32	32	0	1
5. 2003	XXX	XXX	XXX	0	6	7	22	7	7	7	1	1
6. 2004	XXX	XXX	XXX	XXX		1	10	14	17	15	0	1
7. 2005	XXX	XXX	XXX	XXX	XXX		0	7	8	31	0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX			9	12	0	1
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			1		0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3F - SECTION 2 - MEDICAL PROFESSIONAL LIABILITY - CLAIMS-MADE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	47	78	106	106	107	107	107	107	107	6	21
2. 2000	3	37	102	134	144	154	154	154	154	154	2	5
3. 2001	XXX	6	66	162	210	207	207	207	208	208	2	6
4. 2002	XXX	XXX	5	62	163	226	239	248	248	248	2	7
5. 2003	XXX	XXX	XXX	14	85	250	310	324	331	332	3	8
6. 2004	XXX	XXX	XXX	XXX	18	69	114	156	156	156	2	7
7. 2005	XXX	XXX	XXX	XXX	XXX	6	42	118	125	126	1	4
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	3	45	76	101	1	4
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3	23	78	1	2
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13	51	0	2
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2		1

SCHEDULE P - PART 3G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000										XXX	XXX
2. 2000											XXX	XXX
3. 2001	XXX										XXX	XXX
4. 2002	XXX	XXX									XXX	XXX
5. 2003	XXX	XXX	XXX								XXX	XXX
6. 2004	XXX	XXX	XXX	XXX							XXX	XXX
7. 2005	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	2	6	6	7	XXX	XXX
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9	21	16	XXX	XXX
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17	40	XXX	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20	XXX	XXX

SCHEDULE P - PART 3H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	781	1,521	2,222	2,796	3,287	3,648	4,078	4,328	4,572	349	407
2. 2000	34	196	498	840	1,030	1,203	1,435	1,541	1,586	1,668	49	68
3. 2001	XXX	37	170	376	663	837	895	966	1,057	1,087	43	49
4. 2002	XXX	XXX	53	192	512	893	1,049	1,115	1,206	1,266	40	48
5. 2003	XXX	XXX	XXX	60	235	487	846	1,051	1,159	1,202	34	26
6. 2004	XXX	XXX	XXX	XXX	63	317	738	1,003	1,286	1,438	63	38
7. 2005	XXX	XXX	XXX	XXX	XXX	149	514	1,281	1,896	2,249	87	50
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	189	473	1,135	1,673	75	52
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	131	484	1,070	69	53
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	157	620	50	80
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	154	15	63

SCHEDULE P - PART 3H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	159	347	415	451	478	482	483	486	487	43	182
2. 2000	49	225	318	373	400	388	391	393	407	407	10	25
3. 2001	XXX	66	289	419	500	509	523	528	529	529	11	27
4. 2002	XXX	XXX	(1)	54	101	121	147	148	153	154	7	19
5. 2003	XXX	XXX	XXX	6	29	43	65	65	65	65	1	6
6. 2004	XXX	XXX	XXX	XXX	22	84	98	106	105	105	3	12
7. 2005	XXX	XXX	XXX	XXX	XXX	35	89	137	155	163	9	19
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	58	192	237	245	17	17
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	126	220	390	17	23
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	83	202	11	23
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	59	7	22

SCHEDULE P - PART 3I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009		
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	420	537	XXX	XXX
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	818	1,083	XXX	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	843	XXX	XXX

SCHEDULE P - PART 3J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	170	154	506	196
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	569	718	81	38
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	632	59	28

SCHEDULE P - PART 3K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	7	9	XXX	XXX
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	XXX	XXX

SCHEDULE P - PART 3L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3M - INTERNATIONAL

1. Prior	000										XXX	XXX
2. 2000											XXX	XXX
3. 2001	XXX										XXX	XXX
4. 2002	XXX	XXX									XXX	XXX
5. 2003	XXX	XXX	XXX								XXX	XXX
6. 2004	XXX	XXX	XXX	XXX							XXX	XXX
7. 2005	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000										XXX	XXX
2. 2000											XXX	XXX
3. 2001	XXX										XXX	XXX
4. 2002	XXX	XXX									XXX	XXX
5. 2003	XXX	XXX	XXX								XXX	XXX
6. 2004	XXX	XXX	XXX	XXX							XXX	XXX
7. 2005	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000										XXX	XXX
2. 2000											XXX	XXX
3. 2001	XXX										XXX	XXX
4. 2002	XXX	XXX									XXX	XXX
5. 2003	XXX	XXX	XXX								XXX	XXX
6. 2004	XXX	XXX	XXX	XXX							XXX	XXX
7. 2005	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000										XXX	XXX
2. 2000											XXX	XXX
3. 2001	XXX										XXX	XXX
4. 2002	XXX	XXX									XXX	XXX
5. 2003	XXX	XXX	XXX								XXX	XXX
6. 2004	XXX	XXX	XXX	XXX							XXX	XXX
7. 2005	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009		
1. Prior	000	7	15	15	15	15	15	15	20	44	1	1
2. 2000		2	4	4	21	21	21	21	21	21	0	0
3. 2001	XXX	0	0	1	6	6	6	6	6	6	0	0
4. 2002	XXX	XXX	0	0	0	0	0	0	0	0	0	
5. 2003	XXX	XXX	XXX									0
6. 2004	XXX	XXX	XXX	XXX	0	0	0	0	0	0	0	
7. 2005	XXX	XXX	XXX	XXX	XXX	0	1	8	8	7	0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	2	8	10	11	1	1
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	3	3	1	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4	4	0	0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	0	0

SCHEDULE P - PART 3R-SECTION 2 - PRODUCTS LIABILITY- CLAIMS-MADE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	12	14	15	15	15	15	9	9	9	2	3
2. 2000												
3. 2001	XXX											0
4. 2002	XXX	XXX										
5. 2003	XXX	XXX	XXX									
6. 2004	XXX	XXX	XXX	XXX								
7. 2005	XXX	XXX	XXX	XXX	XXX				10	10		
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				3		
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

NONE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3T - WARRANTY

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000				
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 4A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	26	3
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3

SCHEDULE P - PART 4B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	200	149	99	18	4					
2. 2000	72	103	31	5	3					
3. 2001	XXX	151	44	13	7					
4. 2002	XXX	XXX	83	14	7					
5. 2003	XXX	XXX	XXX	1						
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2

SCHEDULE P - PART 4C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	162	96	62	19	5	0	0			
2. 2000	400	174	138	50	13	3	9	0		
3. 2001	XXX	554	126	60	42	16	(8)	6	4	4
4. 2002	XXX	XXX	266	67	53	25	16	22	2	
5. 2003	XXX	XXX	XXX	255	127	48	16	4	3	0
6. 2004	XXX	XXX	XXX	XXX	652	286	68	33	7	2
7. 2005	XXX	XXX	XXX	XXX	XXX	926	428	200	82	31
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	1,392	733	308	93
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,570	912	311
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,788	907
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,232

SCHEDULE P - PART 4D - WORKERS' COMPENSATION

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	1,651	642	472	378	312	206	191	188	158	126
2. 2000	1,664	868	243	(22)	(28)	82	61	33	17	28
3. 2001	XXX	1,435	804	462	424	135	156	84	37	28
4. 2002	XXX	XXX	1,611	653	326	235	155	152	109	125
5. 2003	XXX	XXX	XXX	1,759	798	683	536	380	269	208
6. 2004	XXX	XXX	XXX	XXX	2,595	1,287	786	521	321	251
7. 2005	XXX	XXX	XXX	XXX	XXX	2,488	1,497	989	617	345
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	2,306	1,449	821	618
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,342	1,254	753
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,629	1,234
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,771

SCHEDULE P - PART 4E - COMMERCIAL MULTIPLE PERIL

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	423	236	140	155	124	89	121	59	43	38
2. 2000	490	209	95	77	25	29	17	25	20	17
3. 2001	XXX	623	275	140	83	64	36	63	49	27
4. 2002	XXX	XXX	567	375	227	121	76	62	39	32
5. 2003	XXX	XXX	XXX	995	675	327	228	142	98	78
6. 2004	XXX	XXX	XXX	XXX	1,624	1,063	669	488	357	309
7. 2005	XXX	XXX	XXX	XXX	XXX	2,520	1,320	989	580	404
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	2,348	1,901	1,197	687
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,770	1,907	1,226
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,093	1,490
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,587

SCHEDULE P - PART 4F - SECTION 1 - MEDICAL PROFESSIONAL LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	38	11	4	5	1	2	8	5	4	2
2. 2000	33	15	8	4	5	2	7	4	3	2
3. 2001	XXX	32	18	14	9	2	6	4	3	2
4. 2002	XXX	XXX	36	24	21	9	9	7	4	3
5. 2003	XXX	XXX	XXX	45	43	30	15	10	7	5
6. 2004	XXX	XXX	XXX	XXX	60	46	36	25	14	7
7. 2005	XXX	XXX	XXX	XXX	XXX	67	54	37	25	16
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	73	61	47	34
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	57	48	36
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	54	45
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	40

SCHEDULE P - PART 4F - SECTION 2 - MEDICAL PROFESSIONAL LIABILITY - CLAIMS-MADE

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	34	7	0	3	0	1	0			
2. 2000	91	43	7	5	3	0	(0)			
3. 2001	XXX	151	67	6	7	1	0			
4. 2002	XXX	XXX	179	75	23	15	7	0		
5. 2003	XXX	XXX	XXX	200	119	32	10	3	0	0
6. 2004	XXX	XXX	XXX	XXX	241	131	25	3		
7. 2005	XXX	XXX	XXX	XXX	XXX	280	190	39	25	7
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	301	158	17	16
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	250	102	7
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	238	114
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	230

SCHEDULE P - PART 4G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	1	0	0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	27	10	9
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	57	29
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	81

SCHEDULE P - PART 4H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	938	444	492	565	551	407	388	450	478	330
2. 2000	550	373	216	162	162	146	140	104	140	117
3. 2001	XXX	791	363	192	164	135	123	81	97	67
4. 2002	XXX	XXX	628	342	232	139	151	99	74	71
5. 2003	XXX	XXX	XXX	1,064	650	297	203	132	114	101
6. 2004	XXX	XXX	XXX	XXX	1,556	1,078	704	353	174	143
7. 2005	XXX	XXX	XXX	XXX	XXX	1,931	1,350	689	405	264
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	2,052	1,437	896	603
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,161	1,686	1,114
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,088	2,438
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,794

SCHEDULE P - PART 4H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	203	75	24	39	34	23	21	25	26	0
2. 2000	259	117	41	32	17	12	6	5	3	
3. 2001	XXX	252	75	45	29	17	10	5	3	2
4. 2002	XXX	XXX	97	44	35	22	14	9	8	1
5. 2003	XXX	XXX	XXX	43	28	12	8	5	4	
6. 2004	XXX	XXX	XXX	XXX	85	56	32	20	8	
7. 2005	XXX	XXX	XXX	XXX	XXX	397	264	143	67	30
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	883	620	338	161
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	821	652	333
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	604	328
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	285

SCHEDULE P - PART 4I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	383	82	13
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	161	24
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	114

SCHEDULE P - PART 4J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	130	25	18
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	75	14
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	121

SCHEDULE P - PART 4K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32	6	10
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	42	20
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	34

SCHEDULE P - PART 4L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4M - INTERNATIONAL

1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	7	3	4	1		0	0		4	0
2. 2000	6	4	1	0	0	0	0			
3. 2001	XXX	4	1	0	0	0	0	0		
4. 2002	XXX	XXX	3	1	0	0	0	0		0
5. 2003	XXX	XXX	XXX	3	0	0				
6. 2004	XXX	XXX	XXX	XXX	5	0	0	0		0
7. 2005	XXX	XXX	XXX	XXX	XXX	9	3	3	1	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	20	12	3	2
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28	9	1
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	49	14
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	58

SCHEDULE P - PART 4R-SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10
1. Prior	2	7	5							
2. 2000	3	2	2	0						
3. 2001	XXX	2	1	1						
4. 2002	XXX	XXX	0	(0)						
5. 2003	XXX	XXX	XXX	0				2		
6. 2004	XXX	XXX	XXX	XXX	9			5		
7. 2005	XXX	XXX	XXX	XXX	XXX	5		6	4	2
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	13	22	11	7
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9	6	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SCHEDULE P - PART 4S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

NONE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4T - WARRANTY

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 5A - HOMEOWNERS/FARMOWNERS

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3	10
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7	1
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							0
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11	13
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3

SCHEDULE P - PART 5B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	35	6	1	0	(0)	0	0	0	0	116
2. 2000	59	96	99	101	101	101	101	101	101	102
3. 2001	XXX	67	95	99	99	100	100	100	100	100
4. 2002	XXX	XXX	36	45	47	47	47	47	47	47
5. 2003	XXX	XXX	XXX	0	0	0	0	0	0	0
6. 2004	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	11	1	5	2	2		0			
2. 2000	39	1	3	0	0					
3. 2001	XXX	3	7	2	0	0		0		
4. 2002	XXX	XXX	13	3	0	0				
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	13	2	5	1	(0)	(1)				
2. 2000	123	136	143	143	144	144	144	144	144	146
3. 2001	XXX	85	129	129	129	129	129	129	129	130
4. 2002	XXX	XXX	59	61	62	62	61	61	61	61
5. 2003	XXX	XXX	XXX	0	0	0	0	0	0	0
6. 2004	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	130	42	18	6	4	1	1	1	0	0
2. 2000	137	266	309	327	334	337	337	337	338	325
3. 2001	XXX	86	141	156	162	165	165	165	166	164
4. 2002	XXX	XXX	27	36	40	43	44	44	45	45
5. 2003	XXX	XXX	XXX	54	79	52	53	54	54	54
6. 2004	XXX	XXX	XXX	XXX	67	108	114	117	118	118
7. 2005	XXX	XXX	XXX	XXX	XXX	83	151	161	165	166
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	96	166	178	180
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	101	165	171
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	85	138
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	85

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	62	30	14	7	3	3	1	0	0	0
2. 2000	150	68	31	14	6	2	1	1	0	0
3. 2001	XXX	93	33	14	7	3	2	1	0	0
4. 2002	XXX	XXX	18	7	3	2	1	1	0	0
5. 2003	XXX	XXX	XXX	24	7	3	1	1	0	0
6. 2004	XXX	XXX	XXX	XXX	36	9	5	1	1	0
7. 2005	XXX	XXX	XXX	XXX	XXX	67	16	7	4	1
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	72	19	9	5
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	75	26	14
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	85	31
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	96

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	484	157	114	111	110	110	109	109	110	
2. 2000		542	560	566	570	571	571	571	573	613
3. 2001	XXX		300	306	308	309	309	309	309	313
4. 2002	XXX	XXX		71	72	75	75	75	75	75
5. 2003	XXX	XXX	XXX		97	67	68	68	68	63
6. 2004	XXX	XXX	XXX	XXX		147	154	156	156	132
7. 2005	XXX	XXX	XXX	XXX	XXX		205	220	222	190
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX		223	236	220
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX		248	242
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	227	264
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	260

SCHEDULE P - PART 5D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	465	(18)	24	14	7	5	3	3	2	1
2. 2000	699	1,109	1,181	1,207	1,222	1,228	1,233	1,237	1,239	1,240
3. 2001	XXX	675	1,049	1,100	1,120	1,131	1,136	1,140	1,142	1,144
4. 2002	XXX	XXX	299	464	490	501	506	510	511	511
5. 2003	XXX	XXX	XXX	210	389	412	422	429	431	431
6. 2004	XXX	XXX	XXX	XXX	213	388	409	420	424	426
7. 2005	XXX	XXX	XXX	XXX	XXX	185	340	360	367	371
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	169	313	330	337
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	151	282	303
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	149	285
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	171

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	137	70	44	31	23	18	15	12	10	9
2. 2000	520	129	67	40	24	18	13	10	8	7
3. 2001	XXX	395	98	50	29	19	15	11	9	7
4. 2002	XXX	XXX	183	49	25	14	9	5	5	4
5. 2003	XXX	XXX	XXX	190	44	24	13	7	5	4
6. 2004	XXX	XXX	XXX	XXX	181	46	23	11	7	6
7. 2005	XXX	XXX	XXX	XXX	XXX	173	38	18	11	6
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	164	34	17	9
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	153	39	19
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	169	46
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	285

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	171	132	4	4	2	1	1	0	0	
2. 2000	1,389	1,567	1,578	1,580	1,583	1,583	1,584	1,585	1,585	1,451
3. 2001	XXX	1,380	1,497	1,503	1,506	1,507	1,508	1,510	1,510	1,427
4. 2002	XXX	XXX	572	630	634	635	635	636	636	626
5. 2003	XXX	XXX	XXX	478	538	541	543	544	544	545
6. 2004	XXX	XXX	XXX	XXX	477	539	544	546	545	546
7. 2005	XXX	XXX	XXX	XXX	XXX	427	467	471	466	467
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	414	453	444	444
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	382	407	409
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	388	426
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	541

SCHEDULE P - PART 5E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	85	24	11	8	8	8	4	3	10	21
2. 2000	150	242	253	259	263	264	266	266	267	266
3. 2001	XXX	158	219	230	236	241	243	243	245	243
4. 2002	XXX	XXX	113	160	167	172	174	175	176	172
5. 2003	XXX	XXX	XXX	100	142	149	153	156	158	140
6. 2004	XXX	XXX	XXX	XXX	101	161	171	178	188	152
7. 2005	XXX	XXX	XXX	XXX	XXX	119	182	195	204	209
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	99	148	165	181
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	92	138	148
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	107	159
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	74

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	54	34	27	24	25	16	13	11	9	8
2. 2000	82	22	13	8	4	3	2	2	1	1
3. 2001	XXX	62	22	14	9	6	4	3	2	1
4. 2002	XXX	XXX	51	15	9	6	3	2	1	1
5. 2003	XXX	XXX	XXX	46	16	10	6	5	12	3
6. 2004	XXX	XXX	XXX	XXX	70	27	23	19	17	7
7. 2005	XXX	XXX	XXX	XXX	XXX	79	32	30	24	13
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	65	34	36	22
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	64	53	39
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	87	28
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	44

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	104	19	20	16	18	14	11	10	11	
2. 2000	300	375	386	390	393	396	398	400	404	392
3. 2001	XXX	283	333	342	347	352	353	354	358	342
4. 2002	XXX	XXX	209	241	248	253	257	258	260	239
5. 2003	XXX	XXX	XXX	189	220	226	229	231	243	217
6. 2004	XXX	XXX	XXX	XXX	224	271	284	292	308	247
7. 2005	XXX	XXX	XXX	XXX	XXX	259	307	324	339	327
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	218	260	294	308
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	202	270	297
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	255	285
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	167

SCHEDULE P - PART 5F - MEDICAL PROFESSIONAL LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	0	0	0	0						
2. 2000			0	0	0	1	1	1	1	1
3. 2001	XXX				0	0	0	0	0	0
4. 2002	XXX	XXX				0	0	0	0	0
5. 2003	XXX	XXX	XXX			0	0	0	1	1
6. 2004	XXX	XXX	XXX	XXX			0	0	0	0
7. 2005	XXX	XXX	XXX	XXX	XXX			0	0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX			0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	3	1	1	0	0	0	0	0		
2. 2000	0	0	1	1	0	0	0	0		
3. 2001	XXX	0	0	1	0	0				
4. 2002	XXX	XXX	0	0	1	1	0			
5. 2003	XXX	XXX	XXX	0	0	1	0	0		
6. 2004	XXX	XXX	XXX	XXX		0	0	0	0	
7. 2005	XXX	XXX	XXX	XXX	XXX	0	0	0	0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX		0	0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	1
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	2	0	0	0		0	0	0		
2. 2000	0	1	1	2	2	2	2	2	2	2
3. 2001	XXX	0	1	1	2	2	2	2	2	2
4. 2002	XXX	XXX	0	0	1	1	1	1	1	1
5. 2003	XXX	XXX	XXX	0	1	1	2	2	2	2
6. 2004	XXX	XXX	XXX	XXX		1	1	1	1	1
7. 2005	XXX	XXX	XXX	XXX	XXX	0	0	0	1	1
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1	1
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	1
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5F - MEDICAL PROFESSIONAL LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	1	1	0	0	0					
2. 2000		0	1	1	2	2	2	2	2	2
3. 2001	XXX	0	0	1	2	2	2	2	2	2
4. 2002	XXX	XXX	0	0	1	2	2	2	2	2
5. 2003	XXX	XXX	XXX	0	0	1	2	2	3	3
6. 2004	XXX	XXX	XXX	XXX		0	1	2	2	2
7. 2005	XXX	XXX	XXX	XXX	XXX	0	0	1	1	1
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX		0	1	1
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	4	2	1	0	0	0	0			
2. 2000	6	2	2	0	0					
3. 2001	XXX	6	4	2	0	0				
4. 2002	XXX	XXX	6	4	1	0	0	0		
5. 2003	XXX	XXX	XXX	7	3	2	1	0	0	
6. 2004	XXX	XXX	XXX	XXX	6	3	1	0		
7. 2005	XXX	XXX	XXX	XXX	XXX	3	2	0	0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	2	1	0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	1	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	1
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	1	(0)								
2. 2000	7	7	7	7	7	7	7	7	7	7
3. 2001	XXX	7	7	7	7	7	7	7	7	7
4. 2002	XXX	XXX	8	9	9	9	9	9	9	9
5. 2003	XXX	XXX	XXX	9	10	10	11	11	11	11
6. 2004	XXX	XXX	XXX	XXX	8	8	9	9	9	9
7. 2005	XXX	XXX	XXX	XXX	XXX	4	5	5	5	5
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	4	5	5	5
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	3	3
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4	4
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3

SCHEDULE P - PART 5H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	43	32	20	22	15	18	7	7	6	17
2. 2000	13	27	33	40	44	46	49	51	52	49
3. 2001	XXX	12	26	34	41	45	47	49	50	43
4. 2002	XXX	XXX	13	28	36	43	47	49	50	40
5. 2003	XXX	XXX	XXX	11	26	34	40	44	46	34
6. 2004	XXX	XXX	XXX	XXX	19	51	63	70	74	63
7. 2005	XXX	XXX	XXX	XXX	XXX	23	49	62	70	87
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	19	45	58	75
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	23	50	69
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22	50
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	107	76	79	67	61	35	31	29	26	23
2. 2000	28	21	18	11	8	9	7	7	10	12
3. 2001	XXX	26	22	20	11	7	6	5	4	5
4. 2002	XXX	XXX	32	22	14	7	6	5	5	6
5. 2003	XXX	XXX	XXX	22	16	11	7	5	4	3
6. 2004	XXX	XXX	XXX	XXX	32	20	15	9	7	5
7. 2005	XXX	XXX	XXX	XXX	XXX	39	23	18	12	7
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	34	22	16	9
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	36	21	14
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	47	44
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	66

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	114	95	99	111	103	82	65	49	36	
2. 2000	51	87	101	118	129	143	155	167	178	128
3. 2001	XXX	56	87	115	136	147	154	159	165	97
4. 2002	XXX	XXX	69	96	117	128	139	147	153	93
5. 2003	XXX	XXX	XXX	45	73	82	88	93	96	63
6. 2004	XXX	XXX	XXX	XXX	83	126	139	144	148	105
7. 2005	XXX	XXX	XXX	XXX	XXX	102	134	145	151	144
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	109	142	152	136
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	107	140	137
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	110	175
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	145

SCHEDULE P - PART 5H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	6	3	2	1	1	0	0			0
2. 2000	1	4	7	9	10	10	10	10	10	10
3. 2001	XXX	0	4	8	11	11	11	11	11	11
4. 2002	XXX	XXX	1	4	6	7	7	7	7	7
5. 2003	XXX	XXX	XXX	0	1	2	2	2	3	1
6. 2004	XXX	XXX	XXX	XXX	0	2	3	3	3	3
7. 2005	XXX	XXX	XXX	XXX	XXX	3	6	8	8	9
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	7	13	15	17
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	16	17
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8	11
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	19	9	5	2	1	0	0	0	0	0
2. 2000	25	12	5	2	1	1	0	0		
3. 2001	XXX	27	13	6	2	1	0	0	0	0
4. 2002	XXX	XXX	15	6	2	1	0	0	0	0
5. 2003	XXX	XXX	XXX	3	1	0	0	0		
6. 2004	XXX	XXX	XXX	XXX	7	1	1	0	0	
7. 2005	XXX	XXX	XXX	XXX	XXX	9	3	1	0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	13	3	1	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17	6	2
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17	5
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	0	0	0	0	0					
2. 2000	33	36	36	36	36	36	36	36	36	35
3. 2001	XXX	34	37	38	39	39	39	39	39	39
4. 2002	XXX	XXX	23	26	26	26	26	26	26	26
5. 2003	XXX	XXX	XXX	7	11	12	12	12	12	7
6. 2004	XXX	XXX	XXX	XXX	15	16	16	16	16	15
7. 2005	XXX	XXX	XXX	XXX	XXX	27	29	29	29	28
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	36	37	37	35
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	49	51	42
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	47	38
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	44

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior		0	0							
2. 2000	0	0	0	0	0	0	0	0	0	0
3. 2001	XXX	0	0	0	0	0	0	0	0	0
4. 2002	XXX	XXX	0	0	0	0	0	0	0	0
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2005	XXX	XXX	XXX	XXX	XXX			0	0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	1	1	1	1
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	1	0	0		0				0	0
2. 2000	0	0		0						
3. 2001	XXX			0						
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX			0				
6. 2004	XXX	XXX	XXX	XXX	0					
7. 2005	XXX	XXX	XXX	XXX	XXX	0	0	0		
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	0				0	(0)				
2. 2000	0	0	1	1	1	1	1	1	1	1
3. 2001	XXX	0	0	0	0	0	0	0	0	0
4. 2002	XXX	XXX	0	0	0	0	0	0	0	0
5. 2003	XXX	XXX	XXX		0	0	0	0	0	0
6. 2004	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2005	XXX	XXX	XXX	XXX	XXX	0	0	0	0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	1	2	2	2
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	1
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	0		0				0			
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	0	0	0	0	0	0				
2. 2000										
3. 2001	XXX		0							
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	0	(0)								
2. 2000										
3. 2001	XXX		0	0	0	0	0	0	0	0
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5T - WARRANTY

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5T - WARRANTY

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5T - WARRANTY

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 6C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior	109	(42)	1	1	(0)					0	
2. 2000	3,312	3,280	3,262	3,252	3,253	3,253	3,253	3,253	3,253	3,253	
3. 2001	XXX	2,869	2,777	2,760	2,759	2,759	2,759	2,759	2,759	2,759	
4. 2002	XXX	XXX	1,509	1,504	1,503	1,503	1,503	1,503	1,503	1,503	
5. 2003	XXX	XXX	XXX	810	813	820	820	820	820	820	
6. 2004	XXX	XXX	XXX	XXX	3,976	4,011	4,013	4,013	4,013	4,013	
7. 2005	XXX	XXX	XXX	XXX	XXX	4,205	4,440	4,442	4,442	4,434	(8)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	4,555	4,801	4,806	4,810	5
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,014	5,269	5,269	(0)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,324	5,538	214
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,852	5,852
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,062
13. Earned Prems.(P-Pt 1)	3,421	2,796	1,399	1,127	2,662	4,248	4,792	5,261	5,585	6,062	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior	63	(25)	1	0	(0)					0	
2. 2000	2,188	2,170	2,162	2,159	2,159	2,159	2,159	2,159	2,159	2,159	
3. 2001	XXX	931	906	901	901	901	901	901	901	901	
4. 2002	XXX	XXX	248	247	247	247	247	247	247	247	
5. 2003	XXX	XXX	XXX	57	57	59	59	59	59	59	
6. 2004	XXX	XXX	XXX	XXX	1,922	1,925	1,925	1,925	1,925	1,925	
7. 2005	XXX	XXX	XXX	XXX	XXX	789	811	811	811	810	(1)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	637	667	668	669	1
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	609	641	641	(0)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	675	700	25
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	687	687
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	712
13. Earned Prems.(P-Pt 1)	2,252	888	216	258	608	793	659	639	708	712	XXX

SCHEDULE P - PART 6D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior	345	95	(28)	(10)	1	(0)	3	7		2	2
2. 2000	9,089	10,128	10,164	10,135	10,122	10,117	10,124	10,129	10,131	10,141	10
3. 2001	XXX	9,340	9,978	9,973	9,964	9,962	9,976	9,987	9,990	10,001	10
4. 2002	XXX	XXX	7,113	7,400	7,396	7,397	7,399	7,403	7,401	7,401	
5. 2003	XXX	XXX	XXX	8,388	8,960	8,951	8,946	8,945	8,944	8,944	
6. 2004	XXX	XXX	XXX	XXX					(3)	(3)	(0)
7. 2005	XXX	XXX	XXX	XXX	XXX				(12)	(13)	(1)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX			(4)	(7)	(3)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX		711	697	(15)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,691	8,062	371
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,110	12,110
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,486
13. Earned Prems.(P-Pt 1)	8,690	10,140	7,546	8,258	9,638	9,266	8,261	7,818	8,389	12,486	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior	114	60	(13)	(7)	(0)	(0)	0	1	1	0	0
2. 2000	4,528	5,115	5,125	5,115	5,112	5,110	5,110	5,110	5,110	5,112	1
3. 2001	XXX	5,273	5,607	5,606	5,606	5,605	5,605	5,606	5,607	5,608	1
4. 2002	XXX	XXX	2,257	2,335	2,340	2,340	2,340	2,341	2,341	2,341	
5. 2003	XXX	XXX	XXX	2,567	2,731	2,733	2,732	2,732	2,732	2,732	
6. 2004	XXX	XXX	XXX	XXX					(0)	(0)	
7. 2005	XXX	XXX	XXX	XXX	XXX				(2)	(2)	(0)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX			(1)	(1)	(0)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX		88	87	(2)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	956	1,000	44
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,432	1,432
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,476
13. Earned Prems.(P-Pt 1)	3,703	5,499	2,188	2,255	1,894	1,240	998	946	1,043	1,476	XXX

SCHEDULE P - PART 6E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior	119	(4)	0	1					0	(1)	(1)
2. 2000	3,236	3,338	3,340	3,337	3,337	3,336	3,336	3,336	3,338	3,334	(3)
3. 2001	XXX	3,567	3,648	3,647	3,642	3,641	3,641	3,641	3,642	3,642	(0)
4. 2002	XXX	XXX	3,976	4,150	4,140	4,141	4,137	4,137	4,137	4,134	(4)
5. 2003	XXX	XXX	XXX	5,259	5,442	5,452	5,445	5,445	5,445	5,442	(3)
6. 2004	XXX	XXX	XXX	XXX	8,209	8,424	8,427	8,426	8,427	8,428	1
7. 2005	XXX	XXX	XXX	XXX	XXX	9,492	9,986	9,988	9,986	9,986	(0)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	10,239	10,706	10,709	10,711	2
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,414	10,879	10,895	15
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,318	8,666	348
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,108	6,108
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,463
13. Earned Prems.(P-Pt 1)	3,154	3,576	4,008	5,424	8,377	9,717	10,724	10,882	8,789	6,463	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior	55	1	3	(1)					0	(0)	(0)
2. 2000	1,669	1,689	1,695	1,695	1,695	1,694	1,694	1,694	1,694	1,694	(0)
3. 2001	XXX	1,239	1,251	1,251	1,251	1,251	1,251	1,251	1,251	1,251	
4. 2002	XXX	XXX	1,065	1,095	1,093	1,093	1,093	1,093	1,093	1,092	(1)
5. 2003	XXX	XXX	XXX	1,174	1,200	1,202	1,201	1,201	1,201	1,201	(0)
6. 2004	XXX	XXX	XXX	XXX	1,848	1,879	1,879	1,879	1,879	1,879	0
7. 2005	XXX	XXX	XXX	XXX	XXX	2,081	2,181	2,181	2,181	2,181	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	2,356	2,454	2,454	2,455	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,122	2,210	2,212	2
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,485	1,533	48
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	850	850
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	899
13. Earned Prems.(P-Pt 1)	1,523	1,170	1,036	1,197	1,872	2,113	2,455	2,220	1,574	899	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior	112	(1)	(1)	1	2					1	1
2. 2000	2,223	2,386	2,332	2,330	2,332	2,333	2,333	2,333	2,333	2,336	3
3. 2001	XXX	2,619	2,686	2,703	2,712	2,714	2,716	2,716	2,724	2,724	0
4. 2002	XXX	XXX	2,701	2,893	2,920	2,922	2,928	2,929	2,930	2,928	(2)
5. 2003	XXX	XXX	XXX	3,556	3,779	3,806	3,819	3,823	3,825	3,828	2
6. 2004	XXX	XXX	XXX	XXX	5,195	5,524	5,555	5,563	5,559	5,559	0
7. 2005	XXX	XXX	XXX	XXX	XXX	5,818	6,200	6,230	6,230	6,230	(0)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	5,715	6,081	6,108	6,109	1
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,215	6,552	6,591	39
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,536	9,178	641
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,160	10,160
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,845
13. Earned Prems.(P-Pt 1)	2,336	2,779	2,709	3,752	5,426	6,179	6,149	6,623	8,907	10,845	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior	45	1	(0)	0	0					0	0
2. 2000	813	852	841	841	842	842	842	842	842	842	1
3. 2001	XXX	791	806	808	810	811	812	812	814	814	
4. 2002	XXX	XXX	800	822	827	827	828	828	828	827	(0)
5. 2003	XXX	XXX	XXX	659	693	699	701	701	702	702	1
6. 2004	XXX	XXX	XXX	XXX	1,122	1,201	1,203	1,204	1,204	1,204	0
7. 2005	XXX	XXX	XXX	XXX	XXX	1,177	1,255	1,258	1,258	1,258	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	1,179	1,254	1,258	1,258	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,244	1,310	1,318	8
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,812	1,948	136
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,160	2,160
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,305
13. Earned Prems.(P-Pt 1)	857	773	762	699	1,030	1,262	1,262	1,325	1,883	2,305	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior	(21)	(1)	0							0	
2. 2000	1,089	1,100	1,103	1,098	1,098	1,098	1,098	1,098	1,098	1,098	
3. 2001	XXX	1,123	1,138	1,131	1,131	1,131	1,131	1,131	1,131	1,131	
4. 2002	XXX	XXX	597	593	593	594	594	594	594	594	
5. 2003	XXX	XXX	XXX	181	189	190	190	190	190	190	
6. 2004	XXX	XXX	XXX	XXX	338	353	353	353	359	359	
7. 2005	XXX	XXX	XXX	XXX	XXX	1,194	1,342	1,341	1,346	1,347	2
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	2,244	2,428	2,440	2,440	(0)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,110	2,246	2,284	38
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,508	1,583	75
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	964	964
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,078
13. Earned Prems.(P-Pt 1)	1,067	1,134	615	166	346	1,210	2,391	2,294	1,666	1,078	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior	(22)	(1)	1							0	
2. 2000	266	264	268	263	263	263	263	263	263	263	
3. 2001	XXX	527	542	539	539	539	539	539	539	539	
4. 2002	XXX	XXX	303	293	293	293	293	293	293	293	
5. 2003	XXX	XXX	XXX	24	25	25	25	25	25	25	
6. 2004	XXX	XXX	XXX	XXX	110	112	112	112	112	112	
7. 2005	XXX	XXX	XXX	XXX	XXX	115	129	129	129	129	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	201	218	219	219	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	217	230	237	6
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	196	209	12
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	159	159
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	177
13. Earned Prems.(P-Pt 1)	247	339	192	5	111	116	214	234	211	177	XXX

SCHEDULE P - PART 6M - INTERNATIONAL

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior										0	
2. 2000										0	
3. 2001	XXX									0	
4. 2002	XXX	XXX								0	
5. 2003	XXX	XXX	XXX							0	
6. 2004	XXX	XXX	XXX	XXX						0	
7. 2005	XXX	XXX	XXX	XXX	XXX					0	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior										0	
2. 2000										0	
3. 2001	XXX									0	
4. 2002	XXX	XXX								0	
5. 2003	XXX	XXX	XXX							0	
6. 2004	XXX	XXX	XXX	XXX						0	
7. 2005	XXX	XXX	XXX	XXX	XXX					0	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SCHEDULE P - PART 6N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior										0	
2. 2000										0	
3. 2001	XXX									0	
4. 2002	XXX	XXX								0	
5. 2003	XXX	XXX	XXX							0	
6. 2004	XXX	XXX	XXX	XXX						0	
7. 2005	XXX	XXX	XXX	XXX	XXX					0	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior										0	
2. 2000										0	
3. 2001	XXX									0	
4. 2002	XXX	XXX								0	
5. 2003	XXX	XXX	XXX							0	
6. 2004	XXX	XXX	XXX	XXX						0	
7. 2005	XXX	XXX	XXX	XXX	XXX					0	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

SCHEDULE P - PART 6O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior										0	
2. 2000	(444)	(444)	(444)	(444)	(444)	(444)	(444)	(444)	(444)	(444)	
3. 2001	XXX									0	
4. 2002	XXX	XXX								0	
5. 2003	XXX	XXX	XXX	195	195	195	195	195	195	195	
6. 2004	XXX	XXX	XXX	XXX	282	282	282	282	282	282	
7. 2005	XXX	XXX	XXX	XXX	XXX					0	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)			0								XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior										0	
2. 2000										0	
3. 2001	XXX									0	
4. 2002	XXX	XXX								0	
5. 2003	XXX	XXX	XXX							0	
6. 2004	XXX	XXX	XXX	XXX						0	
7. 2005	XXX	XXX	XXX	XXX	XXX					0	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)				(223)	(179)						XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior	(14)	0								0	
2. 2000	45	39	39	39	39	39	39	39	39	39	
3. 2001	XXX	34	32	30	30	30	30	30	30	30	
4. 2002	XXX	XXX	18	16	16	16	16	16	16	16	
5. 2003	XXX	XXX	XXX	23	24	24	24	24	24	24	
6. 2004	XXX	XXX	XXX	XXX	18	18	18	18	18	18	
7. 2005	XXX	XXX	XXX	XXX	XXX	30	32	33	33	32	(0)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	63	67	67	65	(1)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	82	87	87	(0)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	139	143	5
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	166	166
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	169
13. Earned Prems.(P-Pt 1)	31	28	16	19	18	30	65	86	144	169	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior	(4)	1								0	
2. 2000	12	11	10	10	10	10	10	10	10	10	
3. 2001	XXX	12	12	11	11	12	12	12	12	12	
4. 2002	XXX	XXX	6	6	6	6	6	6	6	6	
5. 2003	XXX	XXX	XXX	4	4	5	5	5	5	5	
6. 2004	XXX	XXX	XXX	XXX	3	3	3	3	3	3	
7. 2005	XXX	XXX	XXX	XXX	XXX	7	7	7	7	7	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	16	17	17	17	(0)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17	18	18	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22	23	1
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	23	23
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	23
13. Earned Prems.(P-Pt 1)	8	12	5	4	3	8	16	18	23	23	XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior	(3)									0	
2. 2000	23	22	21	21	(54)	(54)	(54)	(54)	(54)	(54)	
3. 2001	XXX	14	8	8	(93)	(93)	(93)	(93)	(93)	(93)	
4. 2002	XXX	XXX	4	4	2	2	2	2	2	2	
5. 2003	XXX	XXX	XXX	34	31	31	31	31	31	31	
6. 2004	XXX	XXX	XXX	XXX	217	217	217	217	217	217	
7. 2005	XXX	XXX	XXX	XXX	XXX	22	22	22	22	24	2
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	35	35	35	48	13
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	35	35	35	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	25	25	0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12	12
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	27
13. Earned Prems.(P-Pt 1)	20	14	(3)	34	35	22	35	35	25	27	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior	(1)									0	
2. 2000	11	11	10	10	4	4	4	4	4	4	
3. 2001	XXX	9	5	5	0	0	0	0	0	0	
4. 2002	XXX	XXX	2	2	2	2	2	2	2	2	
5. 2003	XXX	XXX	XXX	6	6	6	6	6	6	6	
6. 2004	XXX	XXX	XXX	XXX	11	11	11	11	11	11	
7. 2005	XXX	XXX	XXX	XXX	XXX	13	13	13	13	14	1
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	11	11	11	16	5
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13	13	13	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12	12	0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	5
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11
13. Earned Prems.(P-Pt 1)	10	9	(2)	6	(0)	13	11	13	12	11	XXX

Sch. P-Pt. 7A-Sn. 1
NONE

Sch. P-Pt. 7A-Sn. 2
NONE

Sch. P-Pt. 7A-Sn. 3
NONE

Sch. P-Pt. 7A-Sn. 4
NONE

Sch. P-Pt. 7A-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 1
NONE

Sch. P-Pt. 7B-Sn. 2
NONE

Sch. P-Pt. 7B-Sn. 3
NONE

Sch. P-Pt. 7B-Sn. 4
NONE

Sch. P-Pt. 7B-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 6
NONE

Sch. P-Pt. 7B-Sn. 7
NONE

SCHEDULE P INTERROGATORIES

1. The following questions relate to yet-to-be-issued Extended Reporting Endorsements (EREs) arising from Death, Disability, or Retirement (DDR) provisions in Medical Professional Liability Claims-Made insurance policies. EREs provided for reasons other than DDR are not be included.

1.1 Does the company issue Medical Professional Liability Claims-Made insurance policies that provide tail (also known as an extended reporting endorsement, or "ERE") benefits in the event of Death, Disability, or Retirement (DDR) at a reduced charge or at no additional cost? Yes [X] No [ ]
If the answer to question 1.1 is "no", leave the following questions blank. If the answer to question 1.1 is "yes", please answer the following questions.

1.2 What is the total amount of the reserve for that provision (DDR reserve) as reported, explicitly or not, elsewhere in this statement (in dollars)? $........................29,991

1.3 Does the company report any DDR reserve as Unearned Premium Reserve per SSAP #65? Yes [X] No [ ]

1.4 Does the company report any DDR reserve as loss or loss adjustment expense reserve? Yes [ ] No [X]

1.5 If the company reports DDR reserve as Unearned Premium Reserve, does that amount match the figure on the Underwriting and Investment Exhibit, Part 1A - Recapitulation of all Premiums (Page 7) Column 2, Lines 11.1 plus 11.2? Yes [X] No [ ] N/A[ ]

1.6 If the company reports DDR reserve as loss or loss adjustment expense reserve, please complete the following table corresponding to where these reserves are reported in Schedule P:

Years in Which Premiums Were Earned and Losses Were Incurred	DDR Reserve Included in Schedule P, Part 1F, Medical Professional Liability Column 24: Total Net Losses and Expenses Unpaid	
	1 Section 1: Occurrence	2 Section 2: Claims-Made
1.601 Prior		
1.602 2000		
1.603 2001		
1.603 2002		
1.605 2003		
1.606 2004		
1.607 2005		
1.608 2006		
1.609 2007		
1.610 2008		
1.611 2009		
1.612 Totals	0	0

2. The definition of allocated loss adjustment expenses (ALAE) and, therefore, unallocated loss adjustment expenses (ULAE) was changed effective January 1, 1998. This change in definition applies to both paid and unpaid expenses. Are these expenses (now reported as "Defense and Cost Containment" and "Adjusting and Other") reported in compliance with these definitions in this statement? Yes [X] No [ ]

3. The Adjusting and Other expense payments and reserves should be allocated to the years in which the losses were incurred based on the number of claims reported, closed and outstanding in those years. When allocating Adjusting and Other expense between companies in a group or a pool, the Adjusting and Other expense should be allocated in the same percentage used for the loss amounts and the claim counts. For reinsurers, Adjusting and Other expense assumed should be reported according to the reinsurance contract. For Adjusting and Other expense incurred by reinsurers, or in those situations where suitable claim count information is not available, Adjusting and Other expense should be allocated by a reasonable method determined by the company and described in Interrogatory 7, below. Are they so reported in this statement? Yes [X] No [ ]

4. Do any lines in Schedule P include reserves that are reported gross of any discount to present value of future payments, and that are reported net of such discounts on Page 10? Yes [ ] No [X]

If yes, proper disclosure must be made in the Notes to Financial Statements, as specified in the Instructions. Also, the discounts must be reported in Schedule P - Part 1, Columns 32 and 33.

Schedule P must be completed gross of non-tabular discounting. Work papers relating to discount calculations must be available for examination upon request.

Discounting is allowed only if expressly permitted by the state insurance department to which this Annual Statement is being filed.

5. What were the net premiums in force at the end of the year for: (in thousands of dollars)
5.1 Fidelity ....
5.2 Surety $................................58

6. Claim count information is reported per claim or per claimant. (Indicate which). PER CLAIMANT
If not the same in all years, explain in Interrogatory 7.

7.1 The information provided in Schedule P will be used by many persons to estimate the adequacy of the current loss and expense reserves, among other things. Are there any especially significant events, coverage, retention or accounting changes that have occurred that must be considered when making such analyses? Yes [X] No [ ]

7.2 An extended statement may be attached.

1) Adjusting and other expense payments were allocated to the years in which the losses were incurred based on reported, open and closed claim counts. This methodology was first used for the 2006 Schedule P. Prior to that, we used the traditional paid-to-paid method. Adjusting and other expense reserves were allocated to the years in which the losses were incurred based on the traditional paid-to-paid method.
2) The workers' compensation retention has been $1,000,000 since 4/1/2004. Retentions prior to this varied from $100,000 to the current retention depending on the year and business segment.
3) The core general liability excess of loss retention has been $500,000 with the Company participating 40% in the $500,000 excess of $500,000 layer since 6/1/09. Retentions prior to this varied from $100,000 to the current retention depending on the year and business segment.
4) The core property excess of loss retention has been $1,000,000 since 12/1/08. Retentions prior to this varied from $100,000 to the current retention depending on the year and business segment.
5) The medical malpractice excess reinsurance retention has been $300,000 since 4/1/2004. Prior to this it was $200,000.
6) The retentions above reflect the majority of reinsurance secured by the company but is not an exhaustive profile or list.
7) Salvage and subrogation are reported gross of reinsurance in Part 1 columns 10 and 23. Loss reserves have not been reduced for anticipated surety recoveries.
8) In 2009, the Company began an intercompany pooling arrangement with Star Insurance Company, Century Surety Company (NAIC #36951), Savers Property and Casualty Insurance Company (NAIC #16551), ProCentury Insurance Company (NAIC #21903), Williamsburg National Insurance Company (NAIC #25780), Ameritrust Insurance Corporation (NAIC #10665) receiving 35.83%, 29.07%, 13.04%, 9.44%, 6.72% and 5.90%. All lines of business are included in this arrangement except accident and health.
The MIG pooling agreement for last year contained companies Star, Savers, Williamsburg, and Ameritrust with respective percentages of: 56.6%, 22.0% and 11.4%, and 10.0%.
The ProCentury pooling agreement for last year contained companies Century and ProCentury with respective percentages of: 90.0% and 10.0%. business are included in this arrangement except accident and health.
9) Effective 10/1/2000, a quota share agreement was entered into between Employers Re (ERC) and the Meadowbrook Insurance Group. This agreement covered certain workers compensation programs. This treaty was cancelled effective 12/31/2001 and commuted effective 9/30/2004.
10) Effective 9/30/07, Meadowbrook Insurance Group entered into a novation agreement with Preferred Insurance Company Limited (PICL) whereby MIG assumed all liabilities for PICL. The assumed liabilities of $1.1 million by MIG from PICL are all workers' compensation liabilities and are included in the intercompany pooling arrangement noted in item #8 above.

SCHEDULE P INTERROGATORIES

11) As disclosed in Note 25 of the Notes to Financials, Century Surety Company and ProCentury Insurance Company were added to the group's intercompany reinsurance pooling agreement effective 1-1-09.
Various parts of Century and ProCentury's pre-pooled Sch. P required restatement to make the definition of DCC (ALAE) and AJO (ULAE) costs consistent among the group.
This restatement impacted Sch P Parts 1 through 3 only. In addition, claim counts reported in Century and ProCentury Sch P Part 5 were previously counted on a claim basis and have been
restated on a claimant basis, and premiums as reported in Sch P Part 6 were restated to provide exposure year data, consistent with the group, as compared to prior years when policy year data was included.

Exhibit 28.4 Ameritrust Insurance Corporation's 2009 Schedule P.

SCHEDULE P - ANALYSIS OF LOSSES AND LOSS EXPENSES

SCHEDULE P - PART 1 - SUMMARY

($000 Omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	402	220	170	47	(2)	0	6	303	XXX
2. 2000	20,596	9,489	11,107	16,176	9,124	3,063	1,321	1,235	163	430	9,866	XXX
3. 2001	22,521	9,444	13,077	13,897	6,801	2,636	956	1,047	173	452	9,650	XXX
4. 2002	18,200	5,372	12,827	9,573	3,429	1,868	521	800	43	497	8,250	XXX
5. 2003	20,159	4,919	15,240	8,400	2,011	1,846	205	823	43	237	8,811	XXX
6. 2004	27,200	5,773	21,427	10,479	2,743	2,135	219	987	40	279	10,599	XXX
7. 2005	31,163	5,935	25,228	11,885	2,483	2,362	178	1,106	76	294	12,615	XXX
8. 2006	33,813	6,127	27,686	11,634	2,463	1,877	149	1,214	20	553	12,093	XXX
9. 2007	34,716	6,056	28,660	9,296	1,282	1,509	83	1,196	12	279	10,624	XXX
10. 2008	34,718	6,231	28,487	9,137	1,511	852	50	1,115	20	236	9,522	XXX
11. 2009	38,047	6,210	31,837	4,856	515	433	9	969	19	107	5,715	XXX
12. Totals	XXX	XXX	XXX	105,735	32,582	18,751	3,738	10,490	609	3,369	98,047	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	1,113	802	719	398	122	55	227	112	74	8	4	881	XXX
2. 2000	655	546	335	231	65	19	85	46	40	0		339	XXX
3. 2001	734	610	332	248	40	32	80	49	43	1		288	XXX
4. 2002	613	462	301	143	53	23	78	32	34			419	XXX
5. 2003	339	104	493	225	47	9	128	51	29			646	XXX
6. 2004	1,078	463	860	388	128	53	264	111	53			1,368	XXX
7. 2005	1,132	328	1,280	547	184	33	404	170	73	0		1,995	XXX
8. 2006	1,657	292	2,092	630	227	18	701	206	122	0		3,653	XXX
9. 2007	2,191	215	3,662	1,170	389	14	1,258	393	232	1		5,939	XXX
10. 2008	3,077	420	6,092	1,719	454	29	2,048	573	355	3		9,283	XXX
11. 2009	3,852	415	10,949	2,528	451	39	3,198	774	758	3		15,448	XXX
12. Totals	16,441	4,656	27,116	8,228	2,161	323	8,470	2,518	1,813	17	4	40,260	XXX

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	633	249
2. 2000	21,654	11,449	10,205	105.1	120.7	91.9			5.90	214	125
3. 2001	18,808	8,870	9,939	83.5	93.9	76.0			5.90	209	80
4. 2002	13,321	4,652	8,669	73.2	86.6	67.6			5.90	310	110
5. 2003	12,105	2,648	9,457	60.0	53.8	62.1			5.90	502	144
6. 2004	15,985	4,017	11,968	58.8	69.6	55.9			5.90	1,087	281
7. 2005	18,425	3,816	14,609	59.1	64.3	57.9			5.90	1,536	458
8. 2006	19,524	3,778	15,746	57.7	61.7	56.9			5.90	2,827	826
9. 2007	19,732	3,169	16,563	56.8	52.3	57.8			5.90	4,468	1,471
10. 2008	23,131	4,326	18,805	66.6	69.4	66.0			5.90	7,030	2,253
11. 2009	25,467	4,304	21,163	66.9	69.3	66.5			5.90	11,858	3,591
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	30,674	9,586

Note: Parts 2 and 4 are gross of all discounting, including tabular discounting. Part 1 is gross of only nontabular discounting, which is reported in Columns 32 and 33 of Part 1. The tabular discount, if any, is reported in the Notes to Financial Statements which will reconcile Part 1 with Parts 2 and 4.

SCHEDULE P - PART 2 - SUMMARY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										DEVELOPMENT	
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 One Year	12 Two Year
1. Prior	7,078	7,011	8,127	8,995	9,374	9,559	10,125	10,423	10,692	10,588	(104)	165
2. 2000	7,400	8,247	8,009	8,212	8,388	8,732	8,936	8,930	9,016	9,094	78	164
3. 2001	XXX	8,266	8,527	8,861	9,131	9,043	9,034	9,002	9,050	9,023	(27)	21
4. 2002	XXX	XXX	7,232	7,244	7,519	7,753	7,837	7,823	7,842	7,878	36	55
5. 2003	XXX	XXX	XXX	8,379	8,206	8,447	8,593	8,565	8,570	8,648	78	83
6. 2004	XXX	XXX	XXX	XXX	11,702	11,317	10,861	10,849	10,840	10,968	128	119
7. 2005	XXX	XXX	XXX	XXX	XXX	14,577	14,151	13,848	13,733	13,506	(228)	(342)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	16,036	15,484	14,658	14,430	(228)	(1,054)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16,505	15,985	15,148	(836)	(1,357)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17,649	17,358	(291)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19,459	XXX	XXX
										12. Totals	(1,394)	(2,147)

SCHEDULE P - PART 3 - SUMMARY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
1. Prior	000	2,655	4,739	6,328	7,143	8,000	8,713	9,154	9,468	9,773	XXX	XXX
2. 2000	2,150	4,496	5,812	6,997	7,602	8,001	8,425	8,574	8,708	8,794	XXX	XXX
3. 2001	XXX	2,377	4,885	6,521	7,584	8,152	8,402	8,528	8,699	8,776	XXX	XXX
4. 2002	XXX	XXX	2,185	4,111	5,513	6,547	7,026	7,235	7,390	7,492	XXX	XXX
5. 2003	XXX	XXX	XXX	2,253	4,285	5,671	6,719	7,320	7,738	8,030	XXX	XXX
6. 2004	XXX	XXX	XXX	XXX	2,812	5,405	7,085	8,357	9,146	9,653	XXX	XXX
7. 2005	XXX	XXX	XXX	XXX	XXX	3,123	6,487	8,785	10,622	11,584	XXX	XXX
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	4,128	7,096	9,328	10,898	XXX	XXX
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,989	7,248	9,440	XXX	XXX
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,629	8,427	XXX	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,765	XXX	XXX

SCHEDULE P - PART 4 - SUMMARY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	3,232	1,475	1,148	1,049	917	645	644	640	619	437
2. 2000	3,187	1,676	682	262	177	242	211	150	155	144
3. 2001	XXX	3,570	1,579	822	673	326	284	213	169	114
4. 2002	XXX	XXX	3,198	1,434	819	500	376	309	207	204
5. 2003	XXX	XXX	XXX	4,024	2,169	1,257	894	596	436	344
6. 2004	XXX	XXX	XXX	XXX	6,259	3,484	2,055	1,272	774	626
7. 2005	XXX	XXX	XXX	XXX	XXX	7,909	4,523	2,737	1,588	967
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	8,486	5,686	3,221	1,957
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,193	5,864	3,356
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,574	5,847
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,845

SCHEDULE P - PART 1A - HOMEOWNERS/FARMOWNERS

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported- Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000			0								0	
3. 2001			0								0	
4. 2002			0								0	
5. 2003			0								0	0
6. 2004			0								0	
7. 2005			0								0	
8. 2006			0								0	
9. 2007			0								0	
10. 2008	16	0	16	138				9			147	11
11. 2009	34	1	33	14		0		2			16	2
12. Totals	XXX	XXX	XXX	152	0	0	0	11	0	0	163	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
1. Prior												0	
2. 2000												0	
3. 2001												0	
4. 2002												0	
5. 2003												0	
6. 2004												0	
7. 2005												0	
8. 2006												0	
9. 2007												0	
10. 2008	4		3	0			0	0	0			7	0
11. 2009	1		4	1			0	0	0			4	1
12. Totals	5	0	7	2	0	0	1	0	1	0	0	11	1

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	0	0	0	0.0	0.0	0.0			5.90	0	0
3. 2001	0	0	0	0.0	0.0	0.0			5.90	0	0
4. 2002	0	0	0	0.0	0.0	0.0			5.90	0	0
5. 2003	0	0	0	0.0	0.0	0.0			5.90	0	0
6. 2004	0	0	0	0.0	0.0	0.0			5.90	0	0
7. 2005	0	0	0	0.0	0.0	0.0			5.90	0	0
8. 2006	0	0	0	0.0	0.0	0.0			5.90	0	0
9. 2007	0	0	0	0.0	0.0	0.0			5.90	0	0
10. 2008	155	0	154	947.5	148.6	962.2			5.90	6	1
11. 2009	21	1	20	62.3	151.8	59.8			5.90	3	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	10	1

SCHEDULE P - PART 1B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	(0)	(0)						0	XXX
2. 2000	857		857	545	19	26	0	173	0	2	725	128
3. 2001	858	0	858	588	9	47	0	88	0	2	713	114
4. 2002	435	0	435	226	3	21	0	85	1	1	328	54
5. 2003	1		1	0				78			78	0
6. 2004	(0)		(0)	0							0	0
7. 2005			0								0	
8. 2006			0								0	
9. 2007			0								0	
10. 2008	0		0								0	
11. 2009	11	0	11	4		0		0			5	
12. Totals	XXX	XXX	XXX	1,364	31	94	1	425	2	5	1,849	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net	Number of
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Losses and Expenses Unpaid	Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 2000												0	
3. 2001												0	
4. 2002												0	
5. 2003												0	
6. 2004												0	
7. 2005												0	
8. 2006												0	
9. 2007												0	
10. 2008												0	
11. 2009	7		1	(0)			0		0			9	
12. Totals	7	0	1	(0)	0	0	0	0	0	0	0	9	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	745	20	725	86.9	0.0	84.5			5.90	0	0
3. 2001	723	10	713	84.2	16,900.0	83.1			5.90	0	0
4. 2002	332	4	328	76.3	1,220.0	75.5			5.90	0	0
5. 2003	78	0	78	6,615.0	0.0	6,615.0			5.90	0	0
6. 2004	0	0	0	(500.0)	0.0	(500.0)			5.90	0	0
7. 2005	0	0	0	0.0	0.0	0.0			5.90	0	0
8. 2006	0	0	0	0.0	0.0	0.0			5.90	0	0
9. 2007	0	0	0	0.0	0.0	0.0			5.90	0	0
10. 2008	0	0	0	0.0	0.0	0.0			5.90	0	0
11. 2009	14	(0)	14	124.1	(0.5)	125.5			5.90	8	1
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	8	1

SCHEDULE P - PART 1C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	(3)	(1)	0	0				(2)	XXX
2. 2000	3,004	1,977	1,027	3,387	2,192	554	352	186	53	106	1,530	538
3. 2001	2,455	780	1,675	2,239	933	348	157	101	28	77	1,569	275
4. 2002	1,228	189	1,039	836	202	85	28	58	34	12	715	66
5. 2003	990	227	763	465	99	121	42	55	1	0	499	56
6. 2004	2,337	534	1,803	1,149	336	179	39	76	1	1	1,028	116
7. 2005	3,730	696	3,033	1,977	512	281	63	113	2	9	1,794	167
8. 2006	4,207	579	3,628	1,653	296	258	36	161	5	10	1,735	193
9. 2007	4,619	561	4,057	1,493	224	248	42	199	2	13	1,671	213
10. 2008	4,903	622	4,282	1,172	209	128	20	177	3	22	1,245	232
11. 2009	5,323	625	4,697	465	4	26	0	168	0	8	655	228
12. Totals	XXX	XXX	XXX	14,834	5,007	2,228	779	1,293	129	259	12,440	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior					0	0						0	0
2. 2000	7	7			1	1			0	0		1	0
3. 2001	39	38	9	6	2	2	2	1	2			7	0
4. 2002	3	0	3	3	1		1	1	0			5	0
5. 2003	0		1	1	0		0	0	0			1	0
6. 2004	1		7	5	1	0	1	1	0			4	0
7. 2005	16	0	69	47	10	0	14	9	2			56	1
8. 2006	231	69	133	65	29	2	27	13	7			278	4
9. 2007	625	63	378	151	83	2	75	30	19	0		935	12
10. 2008	882	158	1,042	378	96	11	208	75	45	0		1,649	27
11. 2009	615	54	2,070	436	30	1	413	87	145	1		2,694	84
12. Totals	2,421	389	3,712	1,091	255	20	740	218	220	2	0	5,630	130

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	4,136	2,605	1,531	137.7	131.8	149.2			5.90	1	1
3. 2001	2,742	1,166	1,576	111.7	149.5	94.1			5.90	5	3
4. 2002	987	267	720	80.4	141.0	69.3			5.90	3	2
5. 2003	643	144	499	65.0	63.2	65.5			5.90	0	0
6. 2004	1,414	382	1,033	60.5	71.5	57.3			5.90	3	2
7. 2005	2,483	633	1,850	66.6	90.9	61.0			5.90	39	17
8. 2006	2,498	485	2,013	59.4	83.9	55.5			5.90	231	47
9. 2007	3,121	515	2,606	67.6	91.8	64.2			5.90	790	145
10. 2008	3,750	855	2,895	76.5	137.5	67.6			5.90	1,387	262
11. 2009	3,933	583	3,350	73.9	93.3	71.3			5.90	2,195	499
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	4,654	976

SCHEDULE P - PART 1D - WORKERS' COMPENSATION

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported- Direct and Assumed
1. Prior	XXX	XXX	XXX	198	141	18	10	1		3	66	XXX
2. 2000	7,629	3,252	4,378	7,041	4,580	852	480	514	58	32	3,290	1,274
3. 2001	8,902	4,828	4,074	5,732	3,730	712	417	452	111	59	2,638	1,253
4. 2002	6,625	1,921	4,704	3,542	1,236	486	98	281	(24)	44	3,000	550
5. 2003	7,250	1,980	5,271	3,709	880	554	61	300	0	42	3,623	478
6. 2004	8,462	1,663	6,799	3,095	454	580	41	354	0	68	3,533	479
7. 2005	8,135	1,089	7,046	2,945	337	469	22	307		51	3,362	410
8. 2006	7,253	876	6,377	2,512	228	403	16	340		14	3,011	390
9. 2007	6,864	831	6,033	2,271	204	432	17	328		12	2,810	359
10. 2008	7,365	916	6,449	1,946	156	265	12	287		4	2,331	374
11. 2009	10,962	1,296	9,666	1,171	111	215	7	330	17	0	1,582	475
12. Totals	XXX	XXX	XXX	34,162	12,056	4,987	1,181	3,495	161	331	29,245	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
1. Prior	1,023	767	330	236	37	32	59	42	37			409	8
2. 2000	586	534	235	214	13	17	42	38	26			98	6
3. 2001	536	469	242	221	15	20	43	40	28			114	6
4. 2002	307	223	206	113	11	11	37	20	18			212	3
5. 2003	284	88	334	179	15	5	60	32	16			404	3
6. 2004	456	243	400	213	20	11	72	38	22			464	5
7. 2005	451	132	459	201	22	5	82	36	17			657	5
8. 2006	402	34	648	188	29	3	116	34	24			961	8
9. 2007	780	78	791	230	60	6	141	41	37			1,455	17
10. 2008	985	79	1,159	240	105	9	207	43	28			2,114	40
11. 2009	1,939	270	3,382	574	263	31	605	103	149			5,362	250
12. Totals	7,750	2,917	8,185	2,609	592	149	1,464	467	403	0	0	12,251	351

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	350	59
2. 2000	9,309	5,921	3,388	122.0	182.1	77.4			5.90	72	26
3. 2001	7,759	5,008	2,751	87.2	103.7	67.5			5.90	87	26
4. 2002	4,888	1,676	3,212	73.8	87.2	68.3			5.90	177	36
5. 2003	5,273	1,245	4,027	72.7	62.9	76.4			5.90	351	54
6. 2004	4,998	1,001	3,997	59.1	60.2	58.8			5.90	400	64
7. 2005	4,752	733	4,019	58.4	67.3	57.0			5.90	577	81
8. 2006	4,475	502	3,973	61.7	57.3	62.3			5.90	828	133
9. 2007	4,840	575	4,265	70.5	69.2	70.7			5.90	1,264	192
10. 2008	4,984	538	4,445	67.7	58.8	68.9			5.90	1,826	289
11. 2009	8,055	1,112	6,944	73.5	85.8	71.8			5.90	4,478	884
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	10,408	1,842

SCHEDULE P - PART 1E - COMMERCIAL MULTIPLE PERIL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	52	50	29	24	11			17	XXX
2. 2000	2,769	1,337	1,432	1,931	980	473	222	146	22	80	1,326	344
3. 2001	3,140	1,027	2,113	2,327	922	498	82	151	13	34	1,959	300
4. 2002	3,519	909	2,610	1,871	583	324	50	146	9	28	1,699	210
5. 2003	4,762	1,051	3,711	1,802	235	501	45	164	10	44	2,177	190
6. 2004	7,354	1,643	5,711	3,462	1,072	712	91	281	10	51	3,283	216
7. 2005	8,532	1,855	6,676	3,607	804	591	57	335	3	68	3,669	287
8. 2006	9,416	2,156	7,260	3,303	892	560	69	298	9	70	3,191	271
9. 2007	9,554	1,949	7,605	2,244	235	335	13	271	2	46	2,600	261
10. 2008	7,717	1,382	6,335	3,230	608	179	13	272	10	45	3,050	251
11. 2009	5,674	789	4,885	1,471	60	79	2	195	0	9	1,683	146
12. Totals	XXX	XXX	XXX	25,300	6,441	4,283	668	2,269	88	475	24,655	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	42	33	164	140	28	21	71	61	10	8		52	7
2. 2000	14		9	(1)	1		4	(0)	2			32	1
3. 2001	103	89	23	6	12	6	9	2	6	1		49	1
4. 2002	3		17	(2)	3	1	7	(1)	1			35	1
5. 2003	28	7	72	25	13	1	31	10	4			106	2
6. 2004	441	117	309	117	79	40	128	49	18			652	6
7. 2005	484	159	431	173	74	5	167	70	25			773	12
8. 2006	695	166	614	189	86	9	257	79	32			1,241	19
9. 2007	363	12	1,167	406	116	2	478	163	53			1,595	34
10. 2008	415	7	1,225	293	86	1	489	113	75			1,876	25
11. 2009	490	27	1,262	240	42	1	449	78	121	1		2,017	39
12. Totals	3,078	618	5,294	1,585	540	85	2,091	623	347	10	0	8,428	146

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	32	20
2. 2000	2,580	1,222	1,358	93.2	91.4	94.9			5.90	24	7
3. 2001	3,130	1,122	2,008	99.7	109.2	95.0			5.90	31	18
4. 2002	2,373	640	1,734	67.4	70.3	66.4			5.90	22	12
5. 2003	2,615	332	2,282	54.9	31.6	61.5			5.90	69	36
6. 2004	5,430	1,495	3,935	73.8	91.0	68.9			5.90	516	136
7. 2005	5,714	1,272	4,442	67.0	68.5	66.5			5.90	582	191
8. 2006	5,845	1,413	4,432	62.1	65.5	61.1			5.90	954	287
9. 2007	5,027	832	4,195	52.6	42.7	55.2			5.90	1,112	482
10. 2008	5,971	1,044	4,926	77.4	75.6	77.8			5.90	1,340	537
11. 2009	4,109	409	3,700	72.4	51.8	75.7			5.90	1,485	532
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	6,168	2,259

SCHEDULE P - PART 1F - SECTION 1 - MEDICAL PROFESSIONAL LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000	60	20	40	46	23	20	8	2			36	2
3. 2001	70	18	52	5	8	8	4	1			3	2
4. 2002	68	9	58	17	2	17	3	2			30	1
5. 2003	90	8	82	24	22	5	1	2			8	2
6. 2004	101	7	94	8	1	9	3	2		6	15	1
7. 2005	117	7	110	25	5	8	1	2			29	1
8. 2006	112	1	111	7		3		1			12	1
9. 2007	89		89	1		0		1			2	1
10. 2008	81	0	80					0			0	0
11. 2009	69	0	69								0	
12. Totals	XXX	XXX	XXX	134	62	70	20	13	0	6	135	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22			
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior			1				1		0			2	
2. 2000			1				1		0			2	
3. 2001			1	0			1	0	0			2	
4. 2002			2	0			1	0	0			3	
5. 2003			3	0			2	0	0			5	
6. 2004			5	1			3	0	0			6	
7. 2005	4		10	1	3		6	1	1			22	0
8. 2006	12		19	0	1		11	0	2			45	0
9. 2007	1		20		3		12		1			38	0
10. 2008	1		25		0		14		2			42	0
11. 2009			22				13		1			36	
12. Totals	19	0	110	3	8	0	63	2	8	0	0	203	1

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	1	1
2. 2000	70	32	38	115.8	157.9	94.8			5.90	1	1
3. 2001	16	11	5	23.0	64.1	8.9			5.90	1	1
4. 2002	39	6	33	58.2	67.9	56.6			5.90	2	1
5. 2003	36	24	13	40.7	316.3	15.4			5.90	3	2
6. 2004	27	5	21	26.3	74.6	22.5			5.90	4	2
7. 2005	59	8	51	50.1	113.8	46.2			5.90	13	9
8. 2006	57	0	57	51.0	25.1	51.2			5.90	31	14
9. 2007	40	0	40	44.7	0.0	44.7			5.90	22	16
10. 2008	42	0	42	52.5	0.0	52.6			5.90	26	16
11. 2009	36	0	36	52.1	0.0	52.3			5.90	22	14
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	126	77

SCHEDULE P - PART 1F - SECTION 2 - MEDICAL PROFESSIONAL LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000	214	67	146	174	94	76	20	10			145	6
3. 2001	292	64	228	205	99	104	28	13			195	7
4. 2002	366	72	293	128	15	115	11	14			232	8
5. 2003	452	86	366	266	95	141	20	22			314	9
6. 2004	520	103	417	70	4	80	9	19			156	8
7. 2005	598	65	533	76	7	48	7	21			131	4
8. 2006	559	51	508	67	8	33	4	22			111	4
9. 2007	535	62	473	45	(1)	23		18			87	3
10. 2008	591	53	538	28		17		17			62	4
11. 2009	609	115	493			2		16			17	2
12. Totals	XXX	XXX	XXX	1,059	321	639	100	171	0	0	1,449	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 2000												0	
3. 2001												0	
4. 2002			0	0			0	0	0			0	
5. 2003			0	0			0	0	0			0	
6. 2004			1	1			1	1	0			0	
7. 2005	9		8	4	2		4	2	1			18	0
8. 2006	0		11	1	0		6	1	1			16	0
9. 2007	34		8	4	12		5	2	2			55	0
10. 2008	55		83	19	14		47	11	8			177	1
11. 2009	46	12	157	28	10	1	90	16	11			256	2
12. Totals	144	12	268	58	39	1	153	33	22	0	0	521	3

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	259	114	145	121.3	169.9	99.0			5.90	0	0
3. 2001	322	127	195	110.2	198.7	85.4			5.90	0	0
4. 2002	258	26	232	70.4	36.0	79.0			5.90	0	0
5. 2003	429	115	314	95.0	133.7	85.8			5.90	0	0
6. 2004	171	14	156	32.8	13.8	37.5			5.90	0	0
7. 2005	169	20	149	28.2	30.7	28.0			5.90	13	5
8. 2006	141	14	126	25.1	27.5	24.9			5.90	10	6
9. 2007	147	6	141	27.4	9.1	29.8			5.90	38	17
10. 2008	269	30	239	45.6	57.6	44.4			5.90	119	58
11. 2009	331	58	273	54.3	50.0	55.3			5.90	163	93
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	342	179

SCHEDULE P - PART 1G - SPECIAL LIABILITY
(OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported- Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000			0								0	XXX
3. 2001			0								0	XXX
4. 2002			0								0	XXX
5. 2003			0								0	XXX
6. 2004			0								0	XXX
7. 2005			0								0	XXX
8. 2006	12	6	5			6	0	0	3		3	XXX
9. 2007	186	110	76	31	17	1	1	7	2	4	19	XXX
10. 2008	406	241	165	76	44	5	2	16	4	2	47	XXX
11. 2009	526	305	221	33	16	0	0	9	1	1	25	XXX
12. Totals	XXX	XXX	XXX	139	77	13	3	32	10	8	95	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22			
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
1. Prior												0	
2. 2000												0	
3. 2001												0	
4. 2002												0	
5. 2003												0	
6. 2004												0	
7. 2005												0	
8. 2006						0			0	0		0	0
9. 2007	4	2	17	10	2	1	4	2	1	0		12	0
10. 2008	26	13	51	32	4	2	18	11	6	2		45	2
11. 2009	38	19	141	83	2	1	34	20	10	2		99	2
12. Totals	68	34	209	126	8	4	56	34	17	3	0	156	5

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	0	0	0	0.0	0.0	0.0			5.90	0	0
3. 2001	0	0	0	0.0	0.0	0.0			5.90	0	0
4. 2002	0	0	0	0.0	0.0	0.0			5.90	0	0
5. 2003	0	0	0	0.0	0.0	0.0			5.90	0	0
6. 2004	0	0	0	0.0	0.0	0.0			5.90	0	0
7. 2005	0	0	0	0.0	0.0	0.0			5.90	0	0
8. 2006	7	3	3	56.8	51.4	63.0			5.90	0	0
9. 2007	66	35	31	35.6	32.1	40.6			5.90	9	3
10. 2008	202	110	92	49.7	45.5	55.8			5.90	32	13
11. 2009	267	142	125	50.7	46.7	56.2			5.90	77	23
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	117	39

SCHEDULE P - PART 1H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	136	30	122	14	(13)	0	0	201	XXX
2. 2000	2,051	753	1,298	1,202	338	664	64	87	21	70	1,531	113
3. 2001	2,440	678	1,761	858	328	495	71	85	0	119	1,040	85
4. 2002	2,379	669	1,710	1,035	315	432	40	89	4	93	1,197	82
5. 2003	3,294	614	2,680	686	81	457	7	76	0	122	1,131	56
6. 2004	4,764	904	3,860	1,186	388	478	14	120	9	105	1,373	92
7. 2005	5,425	1,108	4,317	1,497	357	838	3	120	60	85	2,035	127
8. 2006	5,399	1,108	4,290	1,605	618	505	23	115	1	63	1,583	119
9. 2007	5,815	1,163	4,652	645	31	332	6	86	2	61	1,023	120
10. 2008	7,820	1,653	6,167	428	39	157	1	134	0	39	679	153
11. 2009	9,522	2,024	7,498	74	6	67	0	83	0	18	219	127
12. Totals	XXX	XXX	XXX	9,353	2,532	4,547	242	983	99	776	12,011	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22			
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	43		223	21	54	2	96	9	26			412	21
2. 2000	45	4	89	18	49	2	39	8	12			202	10
3. 2001	44	9	54	13	11	4	23	6	6			107	4
4. 2002	27	1	70	26	25	2	30	11	7			118	5
5. 2003	14	1	81	20	17	0	35	8	8			127	3
6. 2004	174	99	138	50	27	0	60	22	13			240	4
7. 2005	163	33	277	115	71	22	120	50	25	0		435	6
8. 2006	291	22	536	167	74	4	232	72	44	(0)		913	7
9. 2007	282	23	1,001	318	90	2	432	137	90			1,415	13
10. 2008	616	139	2,165	670	109	3	935	289	160			2,882	39
11. 2009	401	21	3,322	996	39	0	1,435	430	249	0		3,998	58
12. Totals	2,099	352	7,956	2,412	566	43	3,436	1,042	641	0	0	10,851	170

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	246	166
2. 2000	2,187	454	1,733	106.6	60.4	133.5			5.90	112	90
3. 2001	1,577	430	1,147	64.6	63.3	65.1			5.90	76	31
4. 2002	1,714	399	1,315	72.0	59.6	76.9			5.90	69	48
5. 2003	1,374	117	1,257	41.7	19.1	46.9			5.90	75	52
6. 2004	2,196	582	1,614	46.1	64.4	41.8			5.90	163	77
7. 2005	3,111	641	2,470	57.3	57.9	57.2			5.90	291	144
8. 2006	3,403	907	2,496	63.0	81.8	58.2			5.90	640	273
9. 2007	2,958	520	2,439	50.9	44.7	52.4			5.90	942	473
10. 2008	4,704	1,143	3,561	60.1	69.1	57.7			5.90	1,971	911
11. 2009	5,670	1,453	4,217	59.6	71.8	56.2			5.90	2,706	1,292
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	7,292	3,559

SCHEDULE P - PART 1H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Claims Reported- Direct and Assumed
1. Prior	XXX	XXX	XXX		0	1	0				0	XXX
2. 2000	937	217	721	333	152	245	68	45	7	1	395	31
3. 2001	995	298	698	482	210	308	116	58	19	9	503	34
4. 2002	540	169	371	178	100	123	65	39	17	6	157	23
5. 2003	146	4	141	32	2	29	2	39	27	0	69	6
6. 2004	304	98	206	41		51		30	10	0	112	13
7. 2005	1,062	102	960	89		54		40	7	22	177	25
8. 2006	2,099	188	1,911	197	26	44		39	1	315	253	31
9. 2007	2,014	205	1,809	263	14	95	1	49		52	391	37
10. 2008	1,463	185	1,277	113	5	70	1	44		66	222	34
11. 2009	947	156	791	38	5	19	0	22	0	1	74	39
12. Totals	XXX	XXX	XXX	1,767	514	1,039	254	404	90	474	2,352	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	Number of
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Claims Outstanding- Direct and Assumed
1. Prior	1	1	0	0	2	1	0	0	0			1	0
2. 2000												0	
3. 2001	3		2	1	0		1	0	0			5	0
4. 2002	3		2	2	4		1	1	0			8	0
5. 2003												0	
6. 2004												0	
7. 2005			21	2	0		9	1	2			29	0
8. 2006	20		111	12	5		48	5	12			178	0
9. 2007	41	0	234	30	14		101	13	24			371	2
10. 2008	31	2	236	34	31	1	102	15	24			371	4
11. 2009	69	4	219	45	53	2	95	19	28	0		395	14
12. Totals	168	6	825	125	109	5	356	54	91	0	0	1,359	21

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	1	1
2. 2000	623	228	395	66.5	105.2	54.8			5.90	0	0
3. 2001	854	346	508	85.8	116.3	72.8			5.90	4	1
4. 2002	350	185	165	64.8	109.4	44.5			5.90	4	4
5. 2003	100	31	69	69.0	755.7	48.9			5.90	0	0
6. 2004	122	10	112	40.2	10.3	54.4			5.90	0	0
7. 2005	215	10	206	20.3	9.4	21.4			5.90	19	10
8. 2006	476	45	431	22.7	23.7	22.6			5.90	119	60
9. 2007	820	58	762	40.7	28.3	42.1			5.90	245	126
10. 2008	650	58	592	44.4	31.1	46.4			5.90	230	141
11. 2009	544	75	469	57.5	48.4	59.2			5.90	241	154
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	861	497

SCHEDULE P - PART 1I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments				
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	177	102	52	25	5	2	4	106	XXX
2. 2008	2,732	1,050	1,682	1,395	449	5	1	103	3	10	1,051	XXX
3. 2009	2,707	784	1,923	1,048	311	3	0	91	1	45	831	XXX
4. Totals	XXX	XXX	XXX	2,621	861	60	26	200	6	59	1,987	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	75	50	25	15	11	5	3	2	4	1		45	3
2. 2008	53	21	33	14	2	1	3	1	5	1		58	2
3. 2009	160	9	184	93	5	1	18	10	24			279	9
4. Totals	288	80	243	122	18	7	24	13	33	2	0	381	14

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	35	10
2. 2008	1,600	492	1,109	58.6	46.8	65.9			5.90	51	7
3. 2009	1,533	423	1,110	56.7	54.0	57.7			5.90	243	37
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	328	53

SCHEDULE P - PART 1J - AUTO PHYSICAL DAMAGE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported- Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	(20)	(0)	6		3		22	(11)	XXX
2. 2008	1,194	16	1,178	607	2	26		51	0	47	682	109
3. 2009	1,279	12	1,267	534		21		46	(1)	23	601	110
4. Totals	XXX	XXX	XXX	1,121	2	53	0	100	(0)	92	1,272	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior	1		18	4	3		2	1	1			21	6
2. 2008	8		14	3	6		2	0	1			27	5
3. 2009	83		100	6	7		13	1	14			210	33
4. Totals	92	0	131	13	17	0	17	2	15	0	0	258	43

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	15	6
2. 2008	714	6	709	59.9	36.1	60.2			5.90	19	9
3. 2009	818	6	811	63.9	50.5	64.0			5.90	177	33
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	210	48

SCHEDULE P - PART 1K - FIDELITY/SURETY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	(4)	(3)	14	11			5	2	XXX
2. 2008	282	83	199	(0)		0		0			0	XXX
3. 2009	212	72	140	3	3			2			3	XXX
4. Totals	XXX	XXX	XXX	(1)	(0)	14	11	2	0	5	4	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	295	247	20	13	9	9	7	5	8		4	64	
2. 2008	0		30	17	(0)		11	6	1			19	
3. 2009			35	14			13	5	2			32	
4. Totals	295	247	85	44	9	9	31	16	11	0	4	115	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	54	10
2. 2008	43	24	19	15.1	28.6	9.5			5.90	13	6
3. 2009	56	21	35	26.2	29.1	24.7			5.90	22	10
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	89	26

Sch. P-Pt. 1L
NONE

Sch. P-Pt. 1M
NONE

Sch. P-Pt. 1N
NONE

SCHEDULE P - PART 10 - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported- Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000			0								0	XXX
3. 2001			0								0	XXX
4. 2002	0		0								0	XXX
5. 2003		(196)	196								0	XXX
6. 2004		(157)	157								0	XXX
7. 2005			0								0	XXX
8. 2006			0								0	XXX
9. 2007			0								0	XXX
10. 2008			0								0	XXX
11. 2009			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR					Total Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	XXX
2. 2000												0	XXX
3. 2001												0	XXX
4. 2002												0	XXX
5. 2003												0	XXX
6. 2004												0	XXX
7. 2005												0	XXX
8. 2006												0	XXX
9. 2007												0	XXX
10. 2008												0	XXX
11. 2009												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	0	0	0	0.0	0.0	0.0			5.90	0	0
3. 2001	0	0	0	0.0	0.0	0.0			5.90	0	0
4. 2002	0	0	0	0.0	0.0	0.0			5.90	0	0
5. 2003	0	0	0	0.0	0.0	0.0			5.90	0	0
6. 2004	0	0	0	0.0	0.0	0.0			5.90	0	0
7. 2005	0	0	0	0.0	0.0	0.0			5.90	0	0
8. 2006	0	0	0	0.0	0.0	0.0			5.90	0	0
9. 2007	0	0	0	0.0	0.0	0.0			5.90	0	0
10. 2008	0	0	0	0.0	0.0	0.0			5.90	0	0
11. 2009	0	0	0	0.0	0.0	0.0			5.90	0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000			0								0	XXX
3. 2001			0								0	XXX
4. 2002			0								0	XXX
5. 2003			0								0	XXX
6. 2004			0								0	XXX
7. 2005			0								0	XXX
8. 2006			0								0	XXX
9. 2007			0								0	XXX
10. 2008			0								0	XXX
11. 2009			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 2000												0	XXX
3. 2001												0	XXX
4. 2002												0	XXX
5. 2003												0	XXX
6. 2004												0	XXX
7. 2005												0	XXX
8. 2006												0	XXX
9. 2007												0	XXX
10. 2008												0	XXX
11. 2009												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

NONE

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	0	0	0	0.0	0.0	0.0				0	0
3. 2001	0	0	0	0.0	0.0	0.0				0	0
4. 2002	0	0	0	0.0	0.0	0.0				0	0
5. 2003	0	0	0	0.0	0.0	0.0				0	0
6. 2004	0	0	0	0.0	0.0	0.0				0	0
7. 2005	0	0	0	0.0	0.0	0.0				0	0
8. 2006	0	0	0	0.0	0.0	0.0				0	0
9. 2007	0	0	0	0.0	0.0	0.0				0	0
10. 2008	0	0	0	0.0	0.0	0.0				0	0
11. 2009	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported- Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	21		0					21	XXX
2. 2000	27	7	20	41	24	4	4	0			19	1
3. 2001	25	10	14	3	1	3	0	1	0		6	0
4. 2002	14	5	10	0	0						0	0
5. 2003	17	3	14					0			0	0
6. 2004	16	3	13	0				1			1	0
7. 2005	27	7	20	4	0	2		2			7	0
8. 2006	57	14	43	7	2	5	0	2		0	12	2
9. 2007	75	16	60	2	1	1	0	1			4	1
10. 2008	127	20	107	3		0		3			7	1
11. 2009	148	20	128	1		0		3			4	1
12. Totals	XXX	XXX	XXX	84	27	15	4	13	0	0	81	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded			
1. Prior			0	0	1		0	0	0			1	0
2. 2000												0	
3. 2001												0	
4. 2002			0	0			0	0				0	
5. 2003												0	
6. 2004			0	0			0	0				0	
7. 2005			0	0			0	0	0			0	
8. 2006	3		2	1	0		1	0	0			5	0
9. 2007			2	1			1	0	0			1	
10. 2008	2		13	4	0		6	2	1			15	0
11. 2009	2		49	13	0		21	6	3			56	0
12. Totals	7	0	66	20	2	0	28	9	4	0	0	79	1

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	1
2. 2000	46	27	19	168.8	406.1	90.8			5.90	0	0
3. 2001	7	1	6	27.7	8.6	41.4			5.90	0	0
4. 2002	0	0	0	1.3	2.5	0.6			5.90	0	0
5. 2003	0	0	0	2.8	0.0	3.5			5.90	0	0
6. 2004	1	0	1	4.1	0.1	5.0			5.90	0	0
7. 2005	8	1	8	31.4	9.3	38.8			5.90	0	0
8. 2006	19	3	17	33.7	18.1	38.9			5.90	4	1
9. 2007	8	2	5	10.0	15.1	8.7			5.90	1	0
10. 2008	28	6	22	22.1	31.2	20.4			5.90	11	5
11. 2009	80	19	61	53.8	93.6	47.5			5.90	38	19
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	53	26

SCHEDULE P - PART 1R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000	17	9	9								0	
3. 2001	12	8	4			2	2				0	0
4. 2002	(2)	(2)	(0)			0	0	0			0	
5. 2003	30	5	25								0	
6. 2004	31	(0)	31					0			0	
7. 2005	20	12	8	44	35						9	
8. 2006	31	9	22	2							2	
9. 2007	31	11	19								0	
10. 2008	22	10	12								0	
11. 2009	24	9	14					0			0	
12. Totals	XXX	XXX	XXX	47	35	2	2	0	0	0	12	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 2000												0	
3. 2001												0	
4. 2002												0	
5. 2003												0	
6. 2004												0	
7. 2005			4	2			2	1				2	
8. 2006	0		6	2			3	1				6	
9. 2007												0	
10. 2008			14	14			6	6				0	
11. 2009			0	0			0	0	0			0	
12. Totals	0	0	24	18	0	0	10	8	0	0	0	9	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	0	0	0	0.0	0.0	0.0			5.90	0	0
3. 2001	2	2	0	16.4	25.4	0.0			5.90	0	0
4. 2002	0	0	0	(5.0)	(2.7)	(33.3)			5.90	0	0
5. 2003	0	0	0	0.0	0.0	0.0			5.90	0	0
6. 2004	0	0	0	0.2	0.0	0.2			5.90	0	0
7. 2005	50	38	11	252.2	329.2	139.3			5.90	2	1
8. 2006	11	3	8	35.6	27.6	39.0			5.90	4	2
9. 2007	0	0	0	0.0	0.0	0.0			5.90	0	0
10. 2008	20	20	0	88.8	189.1	0.0			5.90	0	0
11. 2009	1	0	0	3.2	2.9	3.3			5.90	0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	6	3

Sch. P-Pt. 1S
NONE

Sch. P-Pt. 1T
NONE

SCHEDULE P - PART 2A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior											0	0
2. 2000											0	0
3. 2001	XXX										0	0
4. 2002	XXX	XXX									0	0
5. 2003	XXX	XXX	XXX								0	0
6. 2004	XXX	XXX	XXX	XXX							0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	133	145	11	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	18	XXX	XXX
										12. Totals	11	0

SCHEDULE P - PART 2B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior	461	468	433	357	350	243	243	243	243	243	0	0
2. 2000	465	574	560	558	555	552	552	552	552	552	0	0
3. 2001	XXX	540	583	588	618	625	625	625	625	625	0	0
4. 2002	XXX	XXX	255	219	242	243	243	243	243	243	0	0
5. 2003	XXX	XXX	XXX	1	0	0	0	0	0	0	0	0
6. 2004	XXX	XXX	XXX	XXX	0	0	0	0	0	0	0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0		(0)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13	XXX	XXX
										12. Totals	(0)	0

SCHEDULE P - PART 2C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior	528	611	656	667	653	651	648	645	640	639	(2)	(6)
2. 2000	1,011	1,084	1,256	1,265	1,354	1,382	1,405	1,399	1,404	1,398	(6)	(1)
3. 2001	XXX	1,211	1,325	1,479	1,497	1,533	1,520	1,518	1,510	1,502	(8)	(15)
4. 2002	XXX	XXX	623	609	685	704	704	709	699	696	(3)	(13)
5. 2003	XXX	XXX	XXX	472	453	451	461	456	453	445	(7)	(11)
6. 2004	XXX	XXX	XXX	XXX	1,062	1,014	924	998	954	957	3	(41)
7. 2005	XXX	XXX	XXX	XXX	XXX	1,669	1,728	1,766	1,782	1,737	(45)	(29)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	2,027	1,964	1,832	1,850	18	(114)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,509	2,474	2,390	(84)	(119)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,696	2,676	(20)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,038	XXX	XXX
										12. Totals	(154)	(350)

SCHEDULE P - PART 2D - WORKERS' COMPENSATION

Years	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior	2,701	2,402	2,631	2,765	2,792	2,805	2,954	2,972	2,980	2,972	(8)	(1)
2. 2000	2,945	3,410	2,882	2,765	2,737	2,915	2,954	2,895	2,893	2,905	12	11
3. 2001	XXX	2,623	2,768	2,675	2,660	2,436	2,425	2,400	2,377	2,382	5	(18)
4. 2002	XXX	XXX	2,937	2,952	2,874	2,940	2,902	2,902	2,883	2,889	6	(13)
5. 2003	XXX	XXX	XXX	3,332	3,444	3,691	3,751	3,689	3,691	3,711	20	22
6. 2004	XXX	XXX	XXX	XXX	4,333	4,142	3,972	3,744	3,633	3,622	(11)	(122)
7. 2005	XXX	XXX	XXX	XXX	XXX	4,473	4,492	4,159	3,897	3,695	(202)	(464)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	4,131	4,063	3,684	3,608	(76)	(455)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,118	4,088	3,901	(188)	(217)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,247	4,130	(117)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,481	XXX	XXX
										12. Totals	(559)	(1,259)

SCHEDULE P - PART 2E - COMMERCIAL MULTIPLE PERIL

Years	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior	866	984	1,174	1,368	1,449	1,446	1,654	1,597	1,589	1,588	(2)	(9)
2. 2000	984	1,065	1,099	1,188	1,154	1,215	1,200	1,221	1,224	1,233	8	11
3. 2001	XXX	1,503	1,532	1,699	1,777	1,848	1,861	1,872	1,878	1,865	(13)	(7)
4. 2002	XXX	XXX	1,415	1,545	1,600	1,607	1,613	1,624	1,599	1,595	(4)	(29)
5. 2003	XXX	XXX	XXX	2,020	2,005	2,018	2,029	2,048	2,045	2,125	80	77
6. 2004	XXX	XXX	XXX	XXX	2,964	3,037	3,047	3,284	3,485	3,647	161	363
7. 2005	XXX	XXX	XXX	XXX	XXX	3,917	3,802	3,945	3,991	4,085	94	140
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	4,167	4,214	4,198	4,112	(86)	(102)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,131	4,081	3,873	(208)	(258)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,388	4,589	201	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,385	XXX	XXX
										12. Totals	232	185

SCHEDULE P - PART 2F - SECTION 1 - MEDICAL PROFESSIONAL LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior	100	72	67	76	70	68	78	72	68	67	(1)	(4)
2. 2000	30	23	22	34	23	21	31	37	37	36	(1)	(1)
3. 2001	XXX	29	17	19	15	8	7	5	4	3	(1)	(2)
4. 2002	XXX	XXX	32	33	39	38	36	35	32	31	(1)	(4)
5. 2003	XXX	XXX	XXX	40	47	52	45	15	12	11	(2)	(4)
6. 2004	XXX	XXX	XXX	XXX	53	52	46	37	29	19	(10)	(17)
7. 2005	XXX	XXX	XXX	XXX	XXX	61	55	60	53	49	(5)	(11)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	65	54	55	54	(2)	(0)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	50	43	38	(5)	(13)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	47	40	(7)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	35	XXX	XXX
										12. Totals	(34)	(57)

SCHEDULE P - PART 2F - SECTION 2 - MEDICAL PROFESSIONAL LIABILITY - CLAIMS-MADE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	69	73	87	98	94	97	96	94	94	94	0	0
2. 2000	118	107	114	131	130	136	135	135	135	135	0	0
3. 2001	XXX	182	223	212	192	183	182	182	182	182	0	1
4. 2002	XXX	XXX	184	220	226	227	220	218	218	218	0	(0)
5. 2003	XXX	XXX	XXX	260	305	319	308	298	297	292	(6)	(6)
6. 2004	XXX	XXX	XXX	XXX	300	288	194	139	137	137	0	(2)
7. 2005	XXX	XXX	XXX	XXX	XXX	376	291	149	135	128	(8)	(21)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	328	233	113	103	(10)	(130)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	256	178	121	(57)	(135)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	311	214	(96)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	247	XXX	XXX
										12. Totals	(177)	(294)

SCHEDULE P - PART 2G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER & MACHINERY)

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior											0	0
2. 2000											0	0
3. 2001	XXX										0	0
4. 2002	XXX	XXX									0	0
5. 2003	XXX	XXX	XXX								0	0
6. 2004	XXX	XXX	XXX	XXX							0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	4	7	6	6	(0)	(1)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	40	33	25	(8)	(14)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	111	76	(35)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	109	XXX	XXX
										12. Totals	(44)	(15)

SCHEDULE P - PART 2H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	1,796	1,877	2,516	3,054	3,369	3,661	3,874	4,226	4,448	4,400	(48)	174
2. 2000	695	807	904	1,092	1,237	1,323	1,486	1,520	1,578	1,655	77	135
3. 2001	XXX	826	674	782	944	989	1,004	994	1,064	1,056	(8)	62
4. 2002	XXX	XXX	764	714	916	1,040	1,152	1,133	1,179	1,222	43	89
5. 2003	XXX	XXX	XXX	1,184	1,029	1,034	1,100	1,163	1,175	1,174	(1)	10
6. 2004	XXX	XXX	XXX	XXX	1,666	1,645	1,543	1,524	1,495	1,490	(5)	(34)
7. 2005	XXX	XXX	XXX	XXX	XXX	2,212	2,175	2,263	2,377	2,385	8	122
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	2,328	2,200	2,288	2,338	50	138
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,288	2,317	2,265	(52)	(23)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,246	3,267	21	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,885	XXX	XXX
										12. Totals	83	672

SCHEDULE P - PART 2H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	379	359	386	431	452	448	442	449	452	428	(23)	(20)
2. 2000	394	395	392	384	389	371	356	353	360	357	(2)	4
3. 2001	XXX	390	459	468	495	485	476	471	471	470	(1)	(2)
4. 2002	XXX	XXX	134	133	147	146	154	150	150	143	(7)	(7)
5. 2003	XXX	XXX	XXX	70	69	51	64	62	61	57	(4)	(5)
6. 2004	XXX	XXX	XXX	XXX	127	140	122	111	102	93	(9)	(19)
7. 2005	XXX	XXX	XXX	XXX	XXX	448	364	268	202	170	(32)	(98)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	894	755	510	382	(128)	(373)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,012	910	690	(221)	(322)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	712	524	(187)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	419	XXX	XXX
										12. Totals	(615)	(841)

SCHEDULE P - PART 2I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	613	502	513	11	(100)
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,020	1,005	(15)	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	996	XXX	XXX
										4. Totals	(4)	(100)

SCHEDULE P - PART 2J - AUTO PHYSICAL DAMAGE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	254	191	155	(36)	(99)
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	654	657	3	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	751	XXX	XXX
										4. Totals	(32)	(99)

SCHEDULE P - PART 2K - FIDELITY/SURETY

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28	88	64	(23)	36
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	37	17	(19)	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	30	XXX	XXX
										4. Totals	(43)	36

SCHEDULE P - PART 2L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

SCHEDULE P - PART 2M - INTERNATIONAL

NONE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior											0	0
2. 2000											0	0
3. 2001	XXX										0	0
4. 2002	XXX	XXX									0	0
5. 2003	XXX	XXX	XXX								0	0
6. 2004	XXX	XXX	XXX	XXX							0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 One Year	12 Two Year
1. Prior											0	0
2. 2000											0	0
3. 2001	XXX										0	0
4. 2002	XXX	XXX									0	0
5. 2003	XXX	XXX	XXX								0	0
6. 2004	XXX	XXX	XXX	XXX							0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 One Year	12 Two Year
1. Prior											0	0
2. 2000											0	0
3. 2001	XXX										0	0
4. 2002	XXX	XXX									0	0
5. 2003	XXX	XXX	XXX								0	0
6. 2004	XXX	XXX	XXX	XXX							0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 One Year	12 Two Year
1. Prior											0	0
2. 2000											0	0
3. 2001	XXX										0	0
4. 2002	XXX	XXX									0	0
5. 2003	XXX	XXX	XXX								0	0
6. 2004	XXX	XXX	XXX	XXX							0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior	21	16	17	14	14	14	14	14	48	40	(8)	26
2. 2000	5	6	5	6	19	18	18	18	18	18	0	0
3. 2001	XXX	4	1	2	6	6	6	6	5	5	0	(0)
4. 2002	XXX	XXX	3	1	0	0	0	0	0	0	0	(0)
5. 2003	XXX	XXX	XXX	3	0	0					0	0
6. 2004	XXX	XXX	XXX	XXX	4	0	0	0	0	0	0	(0)
7. 2005	XXX	XXX	XXX	XXX	XXX	10	5	11	7	6	(1)	(5)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	26	20	16	14	(2)	(6)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	26	12	4	(8)	(22)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	48	18	(30)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	55	XXX	XXX
										12. Totals	(50)	(8)

SCHEDULE P - PART 2R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	6	18	17	16	13	13	13	8	8	8	0	0
2. 2000	3	1	1	0							0	0
3. 2001	XXX	2	1	1							0	0
4. 2002	XXX	XXX	0	(0)							0	0
5. 2003	XXX	XXX	XXX	0				1			0	(1)
6. 2004	XXX	XXX	XXX	XXX	8			4			0	(4)
7. 2005	XXX	XXX	XXX	XXX	XXX	4		5	12	11	(1)	6
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	12	20	10	8	(1)	(11)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8	5		(5)	(8)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	XXX	XXX
										12. Totals	(8)	(18)

SCHEDULE P - PART 2S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

NONE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

SCHEDULE P - PART 2T - WARRANTY

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

NONE

SCHEDULE P - PART 3A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009		
1. Prior	000											0
2. 2000												
3. 2001	XXX											
4. 2002	XXX	XXX										
5. 2003	XXX	XXX	XXX									0
6. 2004	XXX	XXX	XXX	XXX								
7. 2005	XXX	XXX	XXX	XXX	XXX							
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	73	138	9	2
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14	1	0

SCHEDULE P - PART 3B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior	000	110	146	157	162	243	243	243	243	243	590	207
2. 2000	144	372	484	550	551	552	552	552	552	552	90	38
3. 2001	XXX	175	389	474	592	625	625	625	625	625	88	26
4. 2002	XXX	XXX	95	160	233	243	243	243	243	243	41	13
5. 2003	XXX	XXX	XXX	0	0	0	0	0	0	0	0	0
6. 2004	XXX	XXX	XXX	XXX	0	0	0	0	0	0	0	0
7. 2005	XXX	XXX	XXX	XXX	XXX							
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4		

SCHEDULE P - PART 3C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	000	246	453	584	622	636	640	641	641	639	609	429
2. 2000	301	518	855	1,036	1,244	1,330	1,388	1,396	1,402	1,397	285	253
3. 2001	XXX	220	656	1,114	1,317	1,431	1,483	1,484	1,503	1,497	144	130
4. 2002	XXX	XXX	161	302	510	633	651	681	689	691	40	26
5. 2003	XXX	XXX	XXX	66	183	315	389	418	445	445	47	8
6. 2004	XXX	XXX	XXX	XXX	150	396	685	909	941	953	103	12
7. 2005	XXX	XXX	XXX	XXX	XXX	286	717	1,207	1,532	1,684	145	20
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	312	715	1,238	1,579	158	31
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	424	1,007	1,474	150	51
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	429	1,070	122	83
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	487	75	70

SCHEDULE P - PART 3D - WORKERS' COMPENSATION

1. Prior	000	884	1,527	1,928	2,042	2,235	2,438	2,466	2,535	2,600	3,405	771
2. 2000	706	1,798	2,054	2,415	2,548	2,643	2,754	2,774	2,822	2,833	1,089	179
3. 2001	XXX	591	1,510	1,928	2,002	2,124	2,193	2,238	2,268	2,296	1,004	243
4. 2002	XXX	XXX	790	1,707	2,139	2,402	2,567	2,624	2,660	2,695	449	98
5. 2003	XXX	XXX	XXX	799	1,851	2,400	2,773	3,011	3,207	3,323	379	96
6. 2004	XXX	XXX	XXX	XXX	957	2,068	2,655	2,962	3,092	3,179	374	100
7. 2005	XXX	XXX	XXX	XXX	XXX	1,006	2,092	2,593	2,890	3,055	326	78
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	951	1,887	2,370	2,671	296	86
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	883	1,974	2,482	266	77
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	880	2,044	251	84
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,268	150	74

SCHEDULE P - PART 3E - COMMERCIAL MULTIPLE PERIL

1. Prior	000	412	719	1,042	1,201	1,286	1,474	1,516	1,531	1,538	1,026	690
2. 2000	331	668	838	1,012	1,055	1,111	1,158	1,182	1,195	1,202	234	110
3. 2001	XXX	558	986	1,257	1,531	1,669	1,738	1,751	1,793	1,821	213	85
4. 2002	XXX	XXX	510	920	1,170	1,365	1,474	1,523	1,551	1,562	151	58
5. 2003	XXX	XXX	XXX	746	1,163	1,440	1,639	1,792	1,888	2,024	123	65
6. 2004	XXX	XXX	XXX	XXX	880	1,578	1,924	2,360	2,737	3,012	133	77
7. 2005	XXX	XXX	XXX	XXX	XXX	947	1,949	2,439	3,004	3,337	183	92
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	1,277	2,017	2,531	2,903	159	93
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,113	1,887	2,331	130	97
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,788	2,788	139	86
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,488	65	43

SCHEDULE P - PART 3F - SECTION 1 - MEDICAL PROFESSIONAL LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009		
1. Prior	000	57	61	66	66	66	65	66	65	65	3	11
2. 2000		0	2	11	18	19	19	21	34	34	1	1
3. 2001	XXX	0	0	1	4	5	2	2	2	2	0	1
4. 2002	XXX	XXX		0	3	18	24	28	28	28	0	1
5. 2003	XXX	XXX	XXX	0	5	6	19	6	6	6	0	1
6. 2004	XXX	XXX	XXX	XXX		1	9	12	15	13	0	1
7. 2005	XXX	XXX	XXX	XXX	XXX		0	6	7	27	0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX			8	11	0	1
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			1		0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3F - SECTION 2 - MEDICAL PROFESSIONAL LIABILITY - CLAIMS-MADE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	41	68	93	93	94	94	94	94	94	5	19
2. 2000	3	33	89	118	126	135	135	135	135	135	2	5
3. 2001	XXX	5	58	142	184	181	182	182	182	182	1	5
4. 2002	XXX	XXX	4	54	143	199	209	218	218	218	2	6
5. 2003	XXX	XXX	XXX	12	75	219	272	285	290	291	2	7
6. 2004	XXX	XXX	XXX	XXX	16	60	100	137	137	137	2	6
7. 2005	XXX	XXX	XXX	XXX	XXX	6	37	104	110	110	1	3
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	3	39	66	88	1	3
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	21	69	1	2
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12	45	0	2
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2		1

SCHEDULE P - PART 3G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000										XXX	XXX
2. 2000											XXX	XXX
3. 2001	XXX										XXX	XXX
4. 2002	XXX	XXX									XXX	XXX
5. 2003	XXX	XXX	XXX								XXX	XXX
6. 2004	XXX	XXX	XXX	XXX							XXX	XXX
7. 2005	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	2	6	6	6	XXX	XXX
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8	18	14	XXX	XXX
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15	35	XXX	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17	XXX	XXX

SCHEDULE P - PART 3H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	686	1,336	1,951	2,455	2,886	3,203	3,580	3,800	4,014	306	357
2. 2000	30	172	437	737	904	1,056	1,260	1,353	1,392	1,464	43	59
3. 2001	XXX	32	149	330	582	735	786	848	928	954	38	43
4. 2002	XXX	XXX	46	169	449	784	921	979	1,059	1,112	35	42
5. 2003	XXX	XXX	XXX	52	206	427	742	923	1,018	1,055	30	23
6. 2004	XXX	XXX	XXX	XXX	55	278	648	881	1,129	1,263	55	33
7. 2005	XXX	XXX	XXX	XXX	XXX	131	451	1,125	1,665	1,975	76	44
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	166	416	996	1,469	66	46
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	115	425	940	61	47
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	138	545	44	70
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	135	13	56

SCHEDULE P - PART 3H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	139	305	364	396	419	423	424	427	427	37	160
2. 2000	43	198	279	327	351	341	344	345	357	357	9	22
3. 2001	XXX	58	254	367	439	447	459	463	464	465	10	24
4. 2002	XXX	XXX	(1)	47	89	107	129	130	134	135	6	16
5. 2003	XXX	XXX	XXX	5	25	38	57	57	57	57	1	5
6. 2004	XXX	XXX	XXX	XXX	19	74	86	93	93	93	2	10
7. 2005	XXX	XXX	XXX	XXX	XXX	31	78	120	136	143	8	17
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	51	168	208	215	15	15
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	111	193	343	15	20
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	73	177	9	20
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	52	6	19

SCHEDULE P - PART 3I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009		
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	369	471	XXX	XXX
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	718	951	XXX	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	740	XXX	XXX

SCHEDULE P - PART 3J - AUTO PHYSICAL DAMAGE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	150	135	444	172
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	500	631	71	34
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	555	52	24

SCHEDULE P - PART 3K - FIDELITY/SURETY

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	6	8	XXX	XXX
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	XXX	XXX

SCHEDULE P - PART 3L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3M - INTERNATIONAL

NONE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000										XXX	XXX
2. 2000											XXX	XXX
3. 2001	XXX										XXX	XXX
4. 2002	XXX	XXX									XXX	XXX
5. 2003	XXX	XXX	XXX								XXX	XXX
6. 2004	XXX	XXX	XXX	XXX							XXX	XXX
7. 2005	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009		
1. Prior	000										XXX	XXX
2. 2000											XXX	XXX
3. 2001	XXX										XXX	XXX
4. 2002	XXX	XXX									XXX	XXX
5. 2003	XXX	XXX	XXX								XXX	XXX
6. 2004	XXX	XXX	XXX	XXX							XXX	XXX
7. 2005	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

1. Prior	000										XXX	XXX
2. 2000											XXX	XXX
3. 2001	XXX										XXX	XXX
4. 2002	XXX	XXX									XXX	XXX
5. 2003	XXX	XXX	XXX								XXX	XXX
6. 2004	XXX	XXX	XXX	XXX							XXX	XXX
7. 2005	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

1. Prior	000										XXX	XXX
2. 2000											XXX	XXX
3. 2001	XXX										XXX	XXX
4. 2002	XXX	XXX									XXX	XXX
5. 2003	XXX	XXX	XXX								XXX	XXX
6. 2004	XXX	XXX	XXX	XXX							XXX	XXX
7. 2005	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
1. Prior	000	7	14	14	14	14	14	14	17	38	1	1
2. 2000		2	3	4	18	18	18	18	18	18	0	0
3. 2001	XXX	0	0	1	5	5	5	5	5	5	0	0
4. 2002	XXX	XXX	0	0	0	0	0	0	0	0	0	
5. 2003	XXX	XXX	XXX									0
6. 2004	XXX	XXX	XXX	XXX	0	0	0	0	0	0	0	
7. 2005	XXX	XXX	XXX	XXX	XXX	0	1	7	7	6	0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	1	7	8	10	1	1
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	2	3	1	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3	3	0	0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	0	0

SCHEDULE P - PART 3R-SECTION 2 - PRODUCTS LIABILITY- CLAIMS-MADE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	11	13	13	13	13	13	8	8	8	2	3
2. 2000												
3. 2001	XXX											0
4. 2002	XXX	XXX										
5. 2003	XXX	XXX	XXX									
6. 2004	XXX	XXX	XXX	XXX								
7. 2005	XXX	XXX	XXX	XXX	XXX				9	9		
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				2		
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3T - WARRANTY

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000				
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 4A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	23	3
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3

SCHEDULE P - PART 4B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior	176	131	87	16	4					
2. 2000	63	90	27	5	2					
3. 2001	XXX	133	39	11	6					
4. 2002	XXX	XXX	73	12	6					
5. 2003	XXX	XXX	XXX	1						
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2

SCHEDULE P - PART 4C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	143	84	54	17	4	0	0			
2. 2000	351	153	121	44	11	3	8	0		
3. 2001	XXX	486	111	53	37	14	(7)	5	3	3
4. 2002	XXX	XXX	234	59	46	22	14	19	2	
5. 2003	XXX	XXX	XXX	224	111	42	14	4	2	0
6. 2004	XXX	XXX	XXX	XXX	572	251	60	29	7	2
7. 2005	XXX	XXX	XXX	XXX	XXX	813	376	176	72	27
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	1,222	644	271	82
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,378	801	273
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,570	797
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,960

SCHEDULE P - PART 4D - WORKERS' COMPENSATION

1. Prior	1,450	564	414	332	274	181	168	165	139	110
2. 2000	1,461	763	213	(19)	(24)	72	54	29	15	24
3. 2001	XXX	1,260	706	406	372	119	137	73	33	24
4. 2002	XXX	XXX	1,415	573	286	206	136	133	96	110
5. 2003	XXX	XXX	XXX	1,545	701	599	471	333	236	183
6. 2004	XXX	XXX	XXX	XXX	2,278	1,130	690	457	282	220
7. 2005	XXX	XXX	XXX	XXX	XXX	2,184	1,315	868	542	303
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	2,024	1,272	721	542
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,056	1,101	661
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,308	1,083
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,311

SCHEDULE P - PART 4E - COMMERCIAL MULTIPLE PERIL

1. Prior	372	207	123	136	109	78	107	52	37	34
2. 2000	430	183	84	68	22	25	15	22	17	15
3. 2001	XXX	547	241	123	73	56	32	55	43	24
4. 2002	XXX	XXX	498	329	200	106	67	55	34	28
5. 2003	XXX	XXX	XXX	874	593	287	201	125	86	68
6. 2004	XXX	XXX	XXX	XXX	1,426	933	588	428	313	271
7. 2005	XXX	XXX	XXX	XXX	XXX	2,213	1,159	868	510	355
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	2,061	1,669	1,051	603
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,432	1,674	1,077
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,838	1,308
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,393

SCHEDULE P - PART 4F - SECTION 1 - MEDICAL PROFESSIONAL LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	34	10	4	5	1	2	7	5	3	2
2. 2000	29	13	7	3	4	2	6	4	3	2
3. 2001	XXX	28	16	12	8	2	5	4	2	2
4. 2002	XXX	XXX	32	21	18	8	8	6	4	3
5. 2003	XXX	XXX	XXX	40	37	27	14	9	6	5
6. 2004	XXX	XXX	XXX	XXX	53	41	32	22	12	6
7. 2005	XXX	XXX	XXX	XXX	XXX	59	47	32	22	14
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	65	54	41	30
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	50	42	32
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	47	39
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	35

SCHEDULE P - PART 4F - SECTION 2 - MEDICAL PROFESSIONAL LIABILITY - CLAIMS-MADE

Years in Which Losses Were Incurred	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	30	6	0	3	0	1	0			
2. 2000	80	38	6	4	3	0	(0)			
3. 2001	XXX	132	59	6	6	1	0			
4. 2002	XXX	XXX	157	66	20	13	6	0		
5. 2003	XXX	XXX	XXX	176	104	28	9	3	0	0
6. 2004	XXX	XXX	XXX	XXX	212	115	22	2		
7. 2005	XXX	XXX	XXX	XXX	XXX	246	166	34	22	6
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	264	138	15	14
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	219	90	6
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	209	100
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	202

SCHEDULE P - PART 4G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

Years in Which Losses Were Incurred	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	1	0	0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24	9	8
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	50	25
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	71

SCHEDULE P - PART 4H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	823	389	432	496	484	357	341	395	419	290
2. 2000	483	328	189	142	142	128	123	91	123	102
3. 2001	XXX	694	318	169	144	119	108	71	85	59
4. 2002	XXX	XXX	551	300	203	122	133	87	65	63
5. 2003	XXX	XXX	XXX	934	570	261	179	116	100	89
6. 2004	XXX	XXX	XXX	XXX	1,367	946	618	310	152	126
7. 2005	XXX	XXX	XXX	XXX	XXX	1,695	1,185	605	356	231
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	1,802	1,262	787	529
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,897	1,481	978
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,711	2,140
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,331

SCHEDULE P - PART 4H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

Years in Which Losses Were Incurred	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	178	66	21	34	30	21	18	22	23	0
2. 2000	228	103	36	28	15	11	5	4	2	
3. 2001	XXX	221	66	40	25	15	9	4	3	2
4. 2002	XXX	XXX	85	38	31	20	12	8	7	1
5. 2003	XXX	XXX	XXX	38	25	10	7	4	4	
6. 2004	XXX	XXX	XXX	XXX	74	49	28	18	7	
7. 2005	XXX	XXX	XXX	XXX	XXX	349	232	126	59	27
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	775	545	297	141
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	721	572	292
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	530	288
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	250

SCHEDULE P - PART 4I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	336	72	11
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	142	21
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	100

SCHEDULE P - PART 4J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	114	22	16
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	66	12
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	106

SCHEDULE P - PART 4K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28	5	9
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	37	17
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	30

SCHEDULE P - PART 4L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4M - INTERNATIONAL

NONE

1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	6	3	3	0		0	0		3	0
2. 2000	5	3	1	0	0	0	0			
3. 2001	XXX	3	1	0	0	0	0	0		
4. 2002	XXX	XXX	3	1	0	0	0	0		0
5. 2003	XXX	XXX	XXX	3	0	0				
6. 2004	XXX	XXX	XXX	XXX	4	0	0	0		0
7. 2005	XXX	XXX	XXX	XXX	XXX	8	2	2	1	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	17	11	3	2
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	25	8	1
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	43	12
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	51

SCHEDULE P - PART 4R-SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	1	6	4							
2. 2000	3	1	1	0						
3. 2001	XXX	2	1	1						
4. 2002	XXX	XXX	0	(0)						
5. 2003	XXX	XXX	XXX	0				1		
6. 2004	XXX	XXX	XXX	XXX	8			4		
7. 2005	XXX	XXX	XXX	XXX	XXX	4		5	3	2
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	12	20	10	6
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8	5	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SCHEDULE P - PART 4S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4T - WARRANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 5A - HOMEOWNERS/FARMOWNERS

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	9
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6	0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							0
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	11
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2

SCHEDULE P - PART 5B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	31	5	1	0	(0)	0	0	0	0	102
2. 2000	52	84	87	88	88	89	89	89	89	90
3. 2001	XXX	59	83	87	87	87	87	87	87	88
4. 2002	XXX	XXX	32	39	41	41	41	41	41	41
5. 2003	XXX	XXX	XXX	0	0	0	0	0	0	0
6. 2004	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	10	1	4	2	2		0			
2. 2000	34	1	2	0	0					
3. 2001	XXX	3	6	2	0	0		0		
4. 2002	XXX	XXX	11	3	0	0				
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	11	2	5	0	(0)	(1)				
2. 2000	108	120	126	126	126	126	126	126	126	128
3. 2001	XXX	75	113	114	114	114	114	114	114	114
4. 2002	XXX	XXX	52	54	54	54	54	54	54	54
5. 2003	XXX	XXX	XXX	0	0	0	0	0	0	0
6. 2004	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	114	37	15	5	3	1	1	1	0	0
2. 2000	120	233	271	287	293	296	296	296	297	285
3. 2001	XXX	76	124	137	143	145	145	145	145	144
4. 2002	XXX	XXX	24	32	36	38	39	39	40	40
5. 2003	XXX	XXX	XXX	47	69	46	47	47	47	47
6. 2004	XXX	XXX	XXX	XXX	59	95	100	103	104	103
7. 2005	XXX	XXX	XXX	XXX	XXX	73	133	142	145	145
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	84	146	156	158
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	89	145	150
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	75	122
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	75

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	54	26	12	6	3	3	1	0	0	0
2. 2000	132	60	27	12	6	2	1	0	0	0
3. 2001	XXX	82	29	13	6	3	2	1	0	0
4. 2002	XXX	XXX	16	6	3	2	1	1	0	0
5. 2003	XXX	XXX	XXX	21	6	2	1	0	0	0
6. 2004	XXX	XXX	XXX	XXX	31	8	4	1	0	0
7. 2005	XXX	XXX	XXX	XXX	XXX	59	14	6	3	1
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	63	17	8	4
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	66	23	12
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	75	27
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	84

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	425	138	100	97	97	96	96	96	97	
2. 2000		476	492	497	500	502	502	502	503	538
3. 2001	XXX		263	269	271	271	271	271	271	275
4. 2002	XXX	XXX		62	64	65	66	66	66	66
5. 2003	XXX	XXX	XXX		85	59	60	60	60	56
6. 2004	XXX	XXX	XXX	XXX		129	136	137	137	116
7. 2005	XXX	XXX	XXX	XXX	XXX		180	193	195	167
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX		196	207	193
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX		218	213
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	199	232
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	228

SCHEDULE P - PART 5D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	408	(16)	21	13	6	4	3	3	2	1
2. 2000	613	974	1,037	1,060	1,073	1,078	1,083	1,086	1,087	1,089
3. 2001	XXX	593	921	965	984	993	997	1,001	1,003	1,004
4. 2002	XXX	XXX	262	408	430	440	445	447	448	449
5. 2003	XXX	XXX	XXX	184	342	361	371	376	378	379
6. 2004	XXX	XXX	XXX	XXX	187	340	359	369	372	374
7. 2005	XXX	XXX	XXX	XXX	XXX	162	298	316	322	326
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	149	275	290	296
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	133	247	266
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	131	251
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	150

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	120	61	39	27	20	15	13	10	9	8
2. 2000	457	113	58	35	21	16	12	9	7	6
3. 2001	XXX	347	86	44	26	17	13	10	8	6
4. 2002	XXX	XXX	160	43	22	12	8	5	4	3
5. 2003	XXX	XXX	XXX	166	39	21	12	6	4	3
6. 2004	XXX	XXX	XXX	XXX	159	41	20	10	6	5
7. 2005	XXX	XXX	XXX	XXX	XXX	152	34	16	10	5
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	144	30	15	8
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	135	34	17
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	148	40
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	250

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	150	116	3	3	1	1	0	0	0	
2. 2000	1,219	1,375	1,385	1,387	1,389	1,390	1,391	1,391	1,392	1,274
3. 2001	XXX	1,212	1,314	1,320	1,322	1,323	1,324	1,325	1,326	1,253
4. 2002	XXX	XXX	502	553	556	557	558	558	558	550
5. 2003	XXX	XXX	XXX	420	472	475	477	478	478	478
6. 2004	XXX	XXX	XXX	XXX	419	473	477	479	479	479
7. 2005	XXX	XXX	XXX	XXX	XXX	375	410	414	409	410
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	363	397	390	390
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	336	357	359
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	341	374
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	475

SCHEDULE P - PART 5E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	75	21	10	7	7	7	3	3	8	18
2. 2000	132	212	222	227	231	232	233	233	234	234
3. 2001	XXX	139	192	202	208	211	213	214	215	213
4. 2002	XXX	XXX	99	140	146	151	153	154	155	151
5. 2003	XXX	XXX	XXX	88	125	131	135	137	139	123
6. 2004	XXX	XXX	XXX	XXX	89	141	150	156	165	133
7. 2005	XXX	XXX	XXX	XXX	XXX	104	160	171	179	183
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	87	130	145	159
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	80	121	130
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	94	139
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	65

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	47	30	24	21	22	14	11	10	8	7
2. 2000	72	19	11	7	4	3	1	1	1	1
3. 2001	XXX	55	19	12	8	5	3	3	2	1
4. 2002	XXX	XXX	44	13	8	5	3	2	1	1
5. 2003	XXX	XXX	XXX	40	14	9	6	4	10	2
6. 2004	XXX	XXX	XXX	XXX	62	24	20	17	15	6
7. 2005	XXX	XXX	XXX	XXX	XXX	69	28	26	21	12
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	57	30	32	19
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	57	46	34
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	77	25
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	39

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	91	17	18	14	16	12	10	9	10	
2. 2000	264	330	339	343	345	348	350	351	355	344
3. 2001	XXX	249	292	300	305	309	310	311	314	300
4. 2002	XXX	XXX	184	212	218	222	225	227	228	210
5. 2003	XXX	XXX	XXX	166	194	199	201	203	214	190
6. 2004	XXX	XXX	XXX	XXX	196	238	249	257	271	216
7. 2005	XXX	XXX	XXX	XXX	XXX	227	269	285	297	287
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	191	229	258	271
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	177	237	261
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	224	251
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	146

SCHEDULE P - PART 5F - MEDICAL PROFESSIONAL LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	0	0	0	0						
2. 2000			0	0	0	0	0	0	1	1
3. 2001	XXX				0	0	0	0	0	0
4. 2002	XXX	XXX				0	0	0	0	0
5. 2003	XXX	XXX	XXX			0	0	0	0	0
6. 2004	XXX	XXX	XXX	XXX			0	0	0	0
7. 2005	XXX	XXX	XXX	XXX	XXX			0	0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX			0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	2	1	1	0	0	0	0	0		
2. 2000	0	0	1	1	0	0	0	0		
3. 2001	XXX	0	0	1	0	0				
4. 2002	XXX	XXX	0	0	1	1	0			
5. 2003	XXX	XXX	XXX	0	0	1	0	0		
6. 2004	XXX	XXX	XXX	XXX		0	0	0	0	
7. 2005	XXX	XXX	XXX	XXX	XXX	0	0	0	0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX		0	0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	2	0	0	0		0	0	0		
2. 2000	0	0	1	2	2	2	2	2	2	2
3. 2001	XXX	0	1	1	2	2	2	2	2	2
4. 2002	XXX	XXX	0	0	1	1	1	1	1	1
5. 2003	XXX	XXX	XXX	0	1	1	2	2	2	2
6. 2004	XXX	XXX	XXX	XXX		0	1	1	1	1
7. 2005	XXX	XXX	XXX	XXX	XXX	0	0	0	1	1
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1	1
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	1
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5F - MEDICAL PROFESSIONAL LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	1	1	0	0	0					
2. 2000		0	1	1	2	2	2	2	2	2
3. 2001	XXX	0	0	1	1	1	1	1	1	1
4. 2002	XXX	XXX	0	0	1	2	2	2	2	2
5. 2003	XXX	XXX	XXX	0	0	1	2	2	2	2
6. 2004	XXX	XXX	XXX	XXX		0	1	1	2	2
7. 2005	XXX	XXX	XXX	XXX	XXX	0	0	1	1	1
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX		0	1	1
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	3	1	1	0	0	0	0			
2. 2000	5	2	1	0	0					
3. 2001	XXX	5	3	2	0	0				
4. 2002	XXX	XXX	6	3	1	0	0	0		
5. 2003	XXX	XXX	XXX	6	3	2	1	0	0	
6. 2004	XXX	XXX	XXX	XXX	5	2	1	0		
7. 2005	XXX	XXX	XXX	XXX	XXX	3	1	0	0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	2	1	0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	1	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	1
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	1	(0)								
2. 2000	6	6	6	6	6	6	6	6	6	6
3. 2001	XXX	6	6	6	7	7	7	7	7	7
4. 2002	XXX	XXX	7	8	8	8	8	8	8	8
5. 2003	XXX	XXX	XXX	8	9	9	9	9	9	9
6. 2004	XXX	XXX	XXX	XXX	7	7	8	8	8	8
7. 2005	XXX	XXX	XXX	XXX	XXX	4	4	4	4	4
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	4	4	4	4
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	3	3
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3	4
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2

SCHEDULE P - PART 5H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	38	28	18	19	13	15	6	6	5	15
2. 2000	11	24	29	35	38	40	43	45	45	43
3. 2001	XXX	11	23	30	36	39	41	43	44	38
4. 2002	XXX	XXX	11	25	32	38	41	43	44	35
5. 2003	XXX	XXX	XXX	9	23	29	35	39	41	30
6. 2004	XXX	XXX	XXX	XXX	17	44	56	61	65	55
7. 2005	XXX	XXX	XXX	XXX	XXX	20	43	54	61	76
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	17	40	51	66
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20	44	61
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19	44
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	94	67	70	59	54	31	27	25	23	21
2. 2000	25	19	16	10	7	8	7	6	8	10
3. 2001	XXX	23	19	17	9	6	5	4	4	4
4. 2002	XXX	XXX	28	19	12	6	6	4	4	5
5. 2003	XXX	XXX	XXX	19	14	10	6	4	3	3
6. 2004	XXX	XXX	XXX	XXX	28	18	13	8	6	4
7. 2005	XXX	XXX	XXX	XXX	XXX	34	20	16	10	6
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	30	19	14	7
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32	19	13
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	41	39
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	58

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	100	83	87	97	91	72	57	43	32	
2. 2000	45	76	89	103	114	125	136	147	156	113
3. 2001	XXX	49	77	101	120	129	135	139	145	85
4. 2002	XXX	XXX	60	84	103	112	122	129	135	82
5. 2003	XXX	XXX	XXX	40	64	72	77	81	84	56
6. 2004	XXX	XXX	XXX	XXX	73	110	122	127	130	92
7. 2005	XXX	XXX	XXX	XXX	XXX	90	117	128	133	127
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	96	125	134	119
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	94	123	120
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	97	153
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	127

SCHEDULE P - PART 5H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	5	2	2	1	1	0	0			0
2. 2000	1	3	6	8	8	8	9	9	9	9
3. 2001	XXX	0	3	7	9	10	10	10	10	10
4. 2002	XXX	XXX	1	3	5	6	6	6	6	6
5. 2003	XXX	XXX	XXX	0	1	2	2	2	2	1
6. 2004	XXX	XXX	XXX	XXX	0	2	3	3	3	2
7. 2005	XXX	XXX	XXX	XXX	XXX	2	5	7	7	8
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	6	11	13	15
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9	14	15
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7	9
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	17	8	4	2	1	0	0	0	0	0
2. 2000	22	11	5	2	1	0	0	0		
3. 2001	XXX	24	12	5	2	1	0	0	0	0
4. 2002	XXX	XXX	13	5	2	1	0	0	0	0
5. 2003	XXX	XXX	XXX	3	1	0	0	0		
6. 2004	XXX	XXX	XXX	XXX	6	1	1	0	0	
7. 2005	XXX	XXX	XXX	XXX	XXX	8	3	1	0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	11	2	1	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15	5	2
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15	4
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	0	0	0	0	0					
2. 2000	29	32	32	32	32	32	32	32	32	31
3. 2001	XXX	30	33	34	34	34	34	34	34	34
4. 2002	XXX	XXX	20	23	23	23	23	23	23	23
5. 2003	XXX	XXX	XXX	6	10	10	10	10	10	6
6. 2004	XXX	XXX	XXX	XXX	13	14	14	14	14	13
7. 2005	XXX	XXX	XXX	XXX	XXX	23	25	25	25	25
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	31	33	33	31
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	43	44	37
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	41	34
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	39

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior		0	0							
2. 2000	0	0	0	0	0	0	0	0	0	0
3. 2001	XXX	0	0	0	0	0	0	0	0	0
4. 2002	XXX	XXX	0	0	0	0	0	0	0	0
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2005	XXX	XXX	XXX	XXX	XXX			0	0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	0	1	1	1
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	1	0	0		0				0	0
2. 2000	0	0		0						
3. 2001	XXX			0						
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX			0				
6. 2004	XXX	XXX	XXX	XXX	0					
7. 2005	XXX	XXX	XXX	XXX	XXX	0	0	0		
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	0				0	(0)				
2. 2000	0	0	0	1	1	1	1	1	1	1
3. 2001	XXX	0	0	0	0	0	0	0	0	0
4. 2002	XXX	XXX	0	0	0	0	0	0	0	0
5. 2003	XXX	XXX	XXX		0	0	0	0	0	0
6. 2004	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2005	XXX	XXX	XXX	XXX	XXX	0	0	0	0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	1	2	2	2
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	1
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	1
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	0		0				0			
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	0	0	0	0	0	0				
2. 2000										
3. 2001	XXX		0							
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	0	(0)								
2. 2000										
3. 2001	XXX		0	0	0	0	0	0	0	0
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5T - WARRANTY

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5T - WARRANTY

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5T - WARRANTY

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 6C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	
1. Prior	96	(36)	1	1	(0)					0	
2. 2000	2,908	2,880	2,864	2,856	2,856	2,856	2,856	2,856	2,856	2,856	
3. 2001	XXX	2,519	2,438	2,423	2,422	2,422	2,422	2,422	2,422	2,422	
4. 2002	XXX	XXX	1,325	1,320	1,319	1,319	1,319	1,319	1,319	1,319	
5. 2003	XXX	XXX	XXX	711	713	720	720	720	720	720	
6. 2004	XXX	XXX	XXX	XXX	3,491	3,521	3,523	3,523	3,523	3,523	
7. 2005	XXX	XXX	XXX	XXX	XXX	3,692	3,898	3,900	3,900	3,893	(7)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	3,999	4,215	4,219	4,223	4
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,402	4,626	4,626	(0)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,674	4,862	188
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,138	5,138
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,323
13. Earned Prems.(P-Pt 1)	3,004	2,455	1,228	990	2,337	3,730	4,207	4,619	4,903	5,323	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	
1. Prior	56	(22)	1	0	(0)					0	
2. 2000	1,921	1,905	1,898	1,895	1,895	1,895	1,895	1,895	1,895	1,895	
3. 2001	XXX	818	795	791	791	791	791	791	791	791	
4. 2002	XXX	XXX	218	217	217	217	217	217	217	217	
5. 2003	XXX	XXX	XXX	50	50	52	52	52	52	52	
6. 2004	XXX	XXX	XXX	XXX	1,688	1,690	1,690	1,690	1,690	1,690	
7. 2005	XXX	XXX	XXX	XXX	XXX	693	712	712	712	711	(1)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	559	586	586	587	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	535	563	563	(0)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	593	615	22
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	603	603
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	625
13. Earned Prems.(P-Pt 1)	1,977	780	189	227	534	696	579	561	622	625	XXX

SCHEDULE P - PART 6D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	
1. Prior	303	83	(24)	(9)	1	(0)	2	6		2	2
2. 2000	7,980	8,892	8,924	8,899	8,887	8,883	8,888	8,893	8,895	8,903	9
3. 2001	XXX	8,200	8,760	8,756	8,748	8,746	8,759	8,769	8,771	8,780	9
4. 2002	XXX	XXX	6,245	6,497	6,494	6,494	6,496	6,500	6,498	6,498	
5. 2003	XXX	XXX	XXX	7,365	7,866	7,859	7,855	7,854	7,852	7,852	
6. 2004	XXX	XXX	XXX	XXX					(2)	(3)	(0)
7. 2005	XXX	XXX	XXX	XXX	XXX				(11)	(12)	(1)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX			(4)	(6)	(2)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX		625	612	(13)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,752	7,078	326
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,633	10,633
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,962
13. Earned Prems.(P-Pt 1)	7,629	8,902	6,625	7,250	8,462	8,135	7,253	6,864	7,365	10,962	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	
1. Prior	100	52	(12)	(6)	(0)	(0)	0	1	1	0	0
2. 2000	3,975	4,491	4,499	4,490	4,488	4,486	4,486	4,487	4,487	4,488	1
3. 2001	XXX	4,630	4,923	4,922	4,922	4,921	4,921	4,922	4,922	4,924	1
4. 2002	XXX	XXX	1,982	2,050	2,054	2,055	2,055	2,055	2,055	2,055	
5. 2003	XXX	XXX	XXX	2,254	2,398	2,399	2,399	2,399	2,399	2,399	
6. 2004	XXX	XXX	XXX	XXX					(0)	(0)	
7. 2005	XXX	XXX	XXX	XXX	XXX				(1)	(1)	(0)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX			(0)	(1)	(0)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX		78	76	(2)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	840	878	39
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,257	1,257
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,296
13. Earned Prems.(P-Pt 1)	3,252	4,828	1,921	1,980	1,663	1,089	876	831	916	1,296	XXX

SCHEDULE P - PART 6E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior	104	(3)	0	1					0	(1)	(1)
2. 2000	2,841	2,931	2,932	2,930	2,930	2,929	2,929	2,929	2,930	2,928	(3)
3. 2001	XXX	3,131	3,203	3,202	3,198	3,197	3,197	3,197	3,198	3,198	(0)
4. 2002	XXX	XXX	3,491	3,643	3,635	3,636	3,632	3,632	3,632	3,629	(3)
5. 2003	XXX	XXX	XXX	4,618	4,778	4,787	4,780	4,780	4,780	4,778	(3)
6. 2004	XXX	XXX	XXX	XXX	7,207	7,396	7,398	7,398	7,399	7,400	1
7. 2005	XXX	XXX	XXX	XXX	XXX	8,334	8,767	8,769	8,768	8,767	(0)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	8,990	9,399	9,402	9,404	2
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,143	9,552	9,565	13
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,303	7,608	305
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,362	5,362
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,674
13. Earned Prems.(P-Pt 1)	2,769	3,140	3,519	4,762	7,354	8,532	9,416	9,554	7,717	5,674	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior	48	1	3	(1)					0	(0)	(0)
2. 2000	1,465	1,482	1,488	1,488	1,488	1,487	1,487	1,487	1,488	1,487	(0)
3. 2001	XXX	1,087	1,098	1,099	1,098	1,098	1,098	1,098	1,098	1,098	
4. 2002	XXX	XXX	935	961	960	960	959	959	959	959	(0)
5. 2003	XXX	XXX	XXX	1,030	1,054	1,055	1,054	1,054	1,054	1,054	(0)
6. 2004	XXX	XXX	XXX	XXX	1,622	1,650	1,650	1,650	1,650	1,650	0
7. 2005	XXX	XXX	XXX	XXX	XXX	1,827	1,915	1,915	1,915	1,915	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	2,068	2,155	2,155	2,155	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,863	1,941	1,942	2
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,304	1,346	42
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	746	746
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	789
13. Earned Prems.(P-Pt 1)	1,337	1,027	909	1,051	1,643	1,855	2,156	1,949	1,382	789	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior	99	(1)	(1)	1	2					0	0
2. 2000	1,952	2,095	2,047	2,045	2,048	2,049	2,049	2,049	2,049	2,051	2
3. 2001	XXX	2,300	2,358	2,373	2,381	2,383	2,385	2,385	2,391	2,392	0
4. 2002	XXX	XXX	2,372	2,540	2,564	2,566	2,571	2,572	2,573	2,571	(2)
5. 2003	XXX	XXX	XXX	3,122	3,318	3,342	3,353	3,357	3,359	3,361	2
6. 2004	XXX	XXX	XXX	XXX	4,561	4,850	4,877	4,884	4,880	4,881	0
7. 2005	XXX	XXX	XXX	XXX	XXX	5,108	5,443	5,470	5,470	5,470	(0)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	5,018	5,339	5,363	5,364	1
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,457	5,753	5,787	34
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,495	8,058	563
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,920	8,920
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,522
13. Earned Prems.(P-Pt 1)	2,051	2,440	2,379	3,294	4,764	5,425	5,399	5,815	7,820	9,522	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior	39	1	(0)	0	0					0	0
2. 2000	713	748	739	738	739	739	739	739	739	740	0
3. 2001	XXX	694	707	709	711	712	713	713	715	715	
4. 2002	XXX	XXX	702	722	726	726	727	727	727	726	(0)
5. 2003	XXX	XXX	XXX	578	609	613	615	616	616	616	0
6. 2004	XXX	XXX	XXX	XXX	985	1,054	1,056	1,057	1,057	1,057	0
7. 2005	XXX	XXX	XXX	XXX	XXX	1,033	1,102	1,104	1,105	1,105	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	1,035	1,101	1,104	1,104	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,092	1,150	1,157	7
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,591	1,710	120
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,896	1,896
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,024
13. Earned Prems.(P-Pt 1)	753	678	669	614	904	1,108	1,108	1,163	1,653	2,024	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior	(19)	(1)	0							0	
2. 2000	956	966	969	964	964	964	964	964	964	964	
3. 2001	XXX	986	999	993	993	993	993	993	993	993	
4. 2002	XXX	XXX	524	521	521	521	521	521	521	521	
5. 2003	XXX	XXX	XXX	159	166	166	166	166	166	166	
6. 2004	XXX	XXX	XXX	XXX	296	310	310	310	315	315	
7. 2005	XXX	XXX	XXX	XXX	XXX	1,048	1,178	1,177	1,181	1,183	1
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	1,970	2,132	2,142	2,142	(0)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,853	1,972	2,006	34
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,324	1,390	66
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	846	846
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	947
13. Earned Prems.(P-Pt 1)	937	995	540	146	304	1,062	2,099	2,014	1,463	947	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior	(20)	(1)	1							0	
2. 2000	233	232	235	231	231	231	231	231	231	231	
3. 2001	XXX	463	476	473	473	473	473	473	473	473	
4. 2002	XXX	XXX	266	257	257	257	257	257	257	257	
5. 2003	XXX	XXX	XXX	21	22	22	22	22	22	22	
6. 2004	XXX	XXX	XXX	XXX	97	98	98	98	98	98	
7. 2005	XXX	XXX	XXX	XXX	XXX	101	113	113	113	113	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	176	191	192	192	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	190	202	208	6
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	172	183	11
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	139	139
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	156
13. Earned Prems.(P-Pt 1)	217	298	169	4	98	102	188	205	185	156	XXX

SCHEDULE P - PART 6M - INTERNATIONAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior										0	
2. 2000										0	
3. 2001	XXX									0	
4. 2002	XXX	XXX								0	
5. 2003	XXX	XXX	XXX							0	
6. 2004	XXX	XXX	XXX	XXX						0	
7. 2005	XXX	XXX	XXX	XXX	XXX					0	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

NONE

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior										0	
2. 2000										0	
3. 2001	XXX									0	
4. 2002	XXX	XXX								0	
5. 2003	XXX	XXX	XXX							0	
6. 2004	XXX	XXX	XXX	XXX						0	
7. 2005	XXX	XXX	XXX	XXX	XXX					0	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

NONE

SCHEDULE P - PART 6N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior										0	
2. 2000										0	
3. 2001	XXX									0	
4. 2002	XXX	XXX								0	
5. 2003	XXX	XXX	XXX							0	
6. 2004	XXX	XXX	XXX	XXX						0	
7. 2005	XXX	XXX	XXX	XXX	XXX					0	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior										0	
2. 2000										0	
3. 2001	XXX									0	
4. 2002	XXX	XXX								0	
5. 2003	XXX	XXX	XXX							0	
6. 2004	XXX	XXX	XXX	XXX						0	
7. 2005	XXX	XXX	XXX	XXX	XXX					0	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

SCHEDULE P - PART 6O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior										0	
2. 2000	(390)	(390)	(390)	(390)	(390)	(390)	(390)	(390)	(390)	(390)	
3. 2001	XXX									0	
4. 2002	XXX	XXX								0	
5. 2003	XXX	XXX	XXX	172	172	172	172	172	172	172	
6. 2004	XXX	XXX	XXX	XXX	247	247	247	247	247	247	
7. 2005	XXX	XXX	XXX	XXX	XXX					0	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)			0								XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior										0	
2. 2000										0	
3. 2001	XXX									0	
4. 2002	XXX	XXX								0	
5. 2003	XXX	XXX	XXX							0	
6. 2004	XXX	XXX	XXX	XXX						0	
7. 2005	XXX	XXX	XXX	XXX	XXX					0	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)				(196)	(157)						XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	
1. Prior	(12)	0								0	
2. 2000	39	35	34	34	34	34	34	34	34	34	
3. 2001	XXX	29	28	26	26	26	26	26	26	26	
4. 2002	XXX	XXX	16	14	14	14	14	14	14	14	
5. 2003	XXX	XXX	XXX	20	21	21	21	21	21	21	
6. 2004	XXX	XXX	XXX	XXX	16	16	16	16	16	16	
7. 2005	XXX	XXX	XXX	XXX	XXX	26	28	29	29	28	(0)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	55	58	58	57	(1)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	72	76	76	(0)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	122	126	4
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	146	146
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	148
13. Earned Prems.(P-Pt 1)	27	25	14	17	16	27	57	75	127	148	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	
1. Prior	(4)	1								0	
2. 2000	10	9	9	9	9	9	9	9	9	9	
3. 2001	XXX	11	10	10	10	11	11	11	11	11	
4. 2002	XXX	XXX	5	5	5	5	5	5	5	5	
5. 2003	XXX	XXX	XXX	4	4	4	4	4	4	4	
6. 2004	XXX	XXX	XXX	XXX	3	3	3	3	3	3	
7. 2005	XXX	XXX	XXX	XXX	XXX	6	6	6	6	6	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	14	15	15	15	(0)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15	16	16	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19	20	1
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20	20
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20
13. Earned Prems.(P-Pt 1)	7	10	5	3	3	7	14	16	20	20	XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	
1. Prior	(3)									0	
2. 2000	20	19	19	19	(47)	(47)	(47)	(47)	(47)	(47)	
3. 2001	XXX	13	7	7	(81)	(81)	(81)	(81)	(81)	(81)	
4. 2002	XXX	XXX	4	4	1	1	1	1	1	1	
5. 2003	XXX	XXX	XXX	30	27	27	27	27	27	27	
6. 2004	XXX	XXX	XXX	XXX	191	191	191	191	191	191	
7. 2005	XXX	XXX	XXX	XXX	XXX	20	20	20	20	21	2
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	31	31	31	42	11
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	31	31	31	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22	22	0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11	11
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24
13. Earned Prems.(P-Pt 1)	17	12	(2)	30	31	20	31	31	22	24	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	
1. Prior	(1)									0	
2. 2000	10	9	9	9	4	4	4	4	4	4	
3. 2001	XXX	8	5	5	0	0	0	0	0	0	
4. 2002	XXX	XXX	2	2	2	2	2	2	2	2	
5. 2003	XXX	XXX	XXX	5	5	5	5	5	5	5	
6. 2004	XXX	XXX	XXX	XXX	10	10	10	10	10	10	
7. 2005	XXX	XXX	XXX	XXX	XXX	12	12	12	12	12	1
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	9	9	9	14	4
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11	11	11	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	11	0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4	4
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9
13. Earned Prems.(P-Pt 1)	9	8	(2)	5	(0)	12	9	11	10	9	XXX

Sch. P-Pt. 7A-Sn. 1
NONE

Sch. P-Pt. 7A-Sn. 2
NONE

Sch. P-Pt. 7A-Sn. 3
NONE

Sch. P-Pt. 7A-Sn. 4
NONE

Sch. P-Pt. 7A-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 1
NONE

Sch. P-Pt. 7B-Sn. 2
NONE

Sch. P-Pt. 7B-Sn. 3
NONE

Sch. P-Pt. 7B-Sn. 4
NONE

Sch. P-Pt. 7B-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 6
NONE

Sch. P-Pt. 7B-Sn. 7
NONE

SCHEDULE P INTERROGATORIES

1. The following questions relate to yet-to-be-issued Extended Reporting Endorsements (EREs) arising from Death, Disability, or Retirement (DDR) provisions in Medical Professional Liability Claims-Made insurance policies. EREs provided for reasons other than DDR are not be included.

1.1 Does the company issue Medical Professional Liability Claims-Made insurance policies that provide tail (also known as an extended reporting endorsement, or "ERE") benefits in the event of Death, Disability, or Retirement (DDR) at a reduced charge or at no additional cost? Yes [X] No [ ]
If the answer to question 1.1 is "no", leave the following questions blank. If the answer to question 1.1 is "yes", please answer the following questions.

1.2 What is the total amount of the reserve for that provision (DDR reserve) as reported, explicitly or not, elsewhere in this statement (in dollars)? $..........26,331

1.3 Does the company report any DDR reserve as Unearned Premium Reserve per SSAP #65? Yes [X] No [ ]

1.4 Does the company report any DDR reserve as loss or loss adjustment expense reserve? Yes [ ] No [X]

1.5 If the company reports DDR reserve as Unearned Premium Reserve, does that amount match the figure on the Underwriting and Investment Exhibit, Part 1A - Recapitulation of all Premiums (Page 7) Column 2, Lines 11.1 plus 11.2? Yes [X] No [ ] N/A[ ]

1.6 If the company reports DDR reserve as loss or loss adjustment expense reserve, please complete the following table corresponding to where these reserves are reported in Schedule P:

Years in Which Premiums Were Earned and Losses Were Incurred	DDR Reserve Included in Schedule P, Part 1F, Medical Professional Liability Column 24: Total Net Losses and Expenses Unpaid	
	1 Section 1: Occurrence	2 Section 2: Claims-Made
1.601 Prior		
1.602 2000		
1.603 2001		
1.603 2002		
1.605 2003		
1.606 2004		
1.607 2005		
1.608 2006		
1.609 2007		
1.610 2008		
1.611 2009		
1.612 Totals	0	0

2. The definition of allocated loss adjustment expenses (ALAE) and, therefore, unallocated loss adjustment expenses (ULAE) was changed effective January 1, 1998. This change in definition applies to both paid and unpaid expenses. Are these expenses (now reported as "Defense and Cost Containment" and "Adjusting and Other") reported in compliance with these definitions in this statement? Yes [X] No [ ]

3. The Adjusting and Other expense payments and reserves should be allocated to the years in which the losses were incurred based on the number of claims reported, closed and outstanding in those years. When allocating Adjusting and Other expense between companies in a group or a pool, the Adjusting and Other expense should be allocated in the same percentage used for the loss amounts and the claim counts. For reinsurers, Adjusting and Other expense assumed should be reported according to the reinsurance contract. For Adjusting and Other expense incurred by reinsurers, or in those situations where suitable claim count information is not available, Adjusting and Other expense should be allocated by a reasonable method determined by the company and described in Interrogatory 7, below. Are they so reported in this statement? Yes [X] No [ ]

4. Do any lines in Schedule P include reserves that are reported gross of any discount to present value of future payments, and that are reported net of such discounts on Page 10? Yes [ ] No [X]

If yes, proper disclosure must be made in the Notes to Financial Statements, as specified in the Instructions. Also, the discounts must be reported in Schedule P - Part 1, Columns 32 and 33.

Schedule P must be completed gross of non-tabular discounting. Work papers relating to discount calculations must be available for examination upon request.

Discounting is allowed only if expressly permitted by the state insurance department to which this Annual Statement is being filed.

5. What were the net premiums in force at the end of the year for: (in thousands of dollars)
5.1 Fidelity ....
5.2 Surety $..........51

6. Claim count information is reported per claim or per claimant. (Indicate which). PER CLAIMANT
If not the same in all years, explain in Interrogatory 7.

7.1 The information provided in Schedule P will be used by many persons to estimate the adequacy of the current loss and expense reserves, among other things. Are there any especially significant events, coverage, retention or accounting changes that have occurred that must be considered when making such analyses? Yes [X] No [ ]

7.2 An extended statement may be attached.

1) Adjusting and other expense payments were allocated to the years in which the losses were incurred based on reported, open and closed claim counts.
This methodology was first used for the 2006 Schedule P. Prior to that, we used the traditional paid-to-paid method.
Adjusting and other expense reserves were allocated to the years in which the losses were incurred based on the traditional paid-to-paid method.
2) The workers' compensation retention has been $1,000,000 since 4/1/2004. Retentions prior to this varied from $100,000 to the current retention depending on the year and business segment.
3) The core general liability excess of loss retention has been $500,000 with the Company participating 40% in the $500,000 excess of $500,000 layer since 6/1/09.
Retentions prior to this varied from $100,000 to the current retention depending on the year and business segment.
4) The core property excess of loss retention has been $1,000,000 since 12/1/08. Retentions prior to this varied from $100,000 to the current retention depending on the year and business segment.
5) The medical malpractice excess reinsurance retention has been $300,000 since 4/1/2004. Prior to this it was $200,000.
6) The retentions above reflect the majority of reinsurance secured by the company but is not an exhaustive profile or list.
7) Salvage and subrogation are reported gross of reinsurance in Part 1 columns 10 and 23. Loss reserves have not been reduced for anticipated surety recoveries.
8) In 2009, the Company began an intercompany pooling arrangement with Star Insurance Company, Century Surety Company (NAIC #36951), Savers Property and Casualty Insurance Company (NAIC #16551), ProCentury Insurance Company (NAIC #21903), Williamsburg National Insurance Company (NAIC #25780), Ameritrust Insurance Corporation (NAIC #10665) receiving 35.83%, 29.07%, 13.04%, 9.44%, 6.72% and 5.90%. All lines of business are included in this arrangement except accident and health.
The MIG pooling agreement for last year contained companies Star, Savers, Williamsburg, and Ameritrust with respective percentages of: 56.6%, 22.0% and 11.4%, and 10.0%.
The ProCentury pooling agreement for last year contained companies Century and ProCentury with respective percentages of: 90.0% and 10.0%.
business are included in this arrangement except accident and health.
9) Effective 10/1/2000, a quota share agreement was entered into between Employers Re (ERC) and the Meadowbrook Insurance Group. This agreement covered certain workers compensation programs. This treaty was cancelled effective 12/31/2001 and commuted effective 9/30/2004.
10) Effective 9/30/07, Meadowbrook Insurance Group entered into a novation agreement with Preferred Insurance Company Limited (PICL) whereby MIG assumed all liabilities for PICL. The assumed liabilities of $1.1 million by MIG from PICL are all workers' compensation liabilities and are included in the intercompany pooling arrangement noted in item #8 above.

SCHEDULE P INTERROGATORIES

11) As disclosed in Note 25 of the Notes to Financials, Century Surety Company and ProCentury Insurance Company were added to the group's intercompany reinsurance pooling agreement effective 1-1-09.
Various parts of Century and ProCentury's pre-pooled Sch. P required restatement to make the definition of DCC (ALAE) and AJO (ULAE) costs consistent among the group.
This restatement impacted Sch P Parts 1 through 3 only. In addition, claim counts reported in Century and ProCentury Sch P Part 5 were previously counted on a claim basis and have been
restated on a claimant basis, and premiums as reported in Sch P Part 6 were restated to provide exposure year data, consistent with the group, as compared to prior years when policy year data was included.

Exhibit 28.5 Century Surety Company's 2009 Schedule P.

SCHEDULE P - ANALYSIS OF LOSSES AND LOSS EXPENSES

SCHEDULE P - PART 1 - SUMMARY

($000 Omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	1,979	1,083	840	232	(9)	1	32	1,493	XXX
2. 2000	101,480	46,752	54,728	79,701	44,953	15,090	6,507	6,084	805	2,119	48,611	XXX
3. 2001	110,964	46,533	64,432	68,473	33,510	12,989	4,710	5,156	851	2,228	47,547	XXX
4. 2002	89,673	26,471	63,202	47,170	16,893	9,205	2,566	3,942	211	2,449	40,647	XXX
5. 2003	99,324	24,235	75,089	41,388	9,907	9,096	1,010	4,055	212	1,169	43,410	XXX
6. 2004	134,017	28,442	105,575	51,632	13,515	10,521	1,079	4,864	199	1,372	52,225	XXX
7. 2005	153,545	29,245	124,300	58,557	12,236	11,636	878	5,451	374	1,447	62,155	XXX
8. 2006	166,602	30,190	136,412	57,321	12,135	9,246	734	5,984	97	2,724	59,584	XXX
9. 2007	171,048	29,838	141,210	45,802	6,315	7,433	408	5,891	59	1,373	52,344	XXX
10. 2008	171,058	30,702	140,357	45,019	7,446	4,197	248	5,491	98	1,160	46,915	XXX
11. 2009	187,460	30,598	156,862	23,928	2,540	2,135	46	4,774	94	525	28,157	XXX
12. Totals	XXX	XXX	XXX	520,971	160,533	92,389	18,418	51,683	3,003	16,598	483,089	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	5,483	3,949	3,543	1,959	603	273	1,119	551	366	38	19	4,342	XXX
2. 2000	3,230	2,688	1,651	1,138	319	96	421	224	195	1		1,669	XXX
3. 2001	3,618	3,004	1,637	1,223	196	156	392	243	211	6		1,421	XXX
4. 2002	3,020	2,276	1,485	703	262	112	383	160	167			2,066	XXX
5. 2003	1,669	514	2,427	1,109	232	42	631	253	143			3,184	XXX
6. 2004	5,309	2,283	4,240	1,910	631	260	1,299	546	262			6,742	XXX
7. 2005	5,575	1,617	6,307	2,696	907	163	1,989	836	362	0		9,827	XXX
8. 2006	8,166	1,438	10,308	3,106	1,117	90	3,456	1,015	600	1		17,997	XXX
9. 2007	10,798	1,058	18,042	5,765	1,918	68	6,196	1,938	1,143	5		29,263	XXX
10. 2008	15,162	2,068	30,017	8,472	2,239	141	10,091	2,825	1,751	14		45,740	XXX
11. 2009	18,977	2,044	53,949	12,458	2,224	193	15,758	3,815	3,734	17		76,117	XXX
12. Totals	81,006	22,939	133,605	40,538	10,648	1,592	41,735	12,407	8,932	83	19	198,368	XXX

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	3,118	1,224
2. 2000	106,692	56,412	50,280	105.1	120.7	91.9			29.07	1,055	614
3. 2001	92,671	43,702	48,969	83.5	93.9	76.0			29.07	1,027	394
4. 2002	65,633	22,921	42,712	73.2	86.6	67.6			29.07	1,525	540
5. 2003	59,642	13,047	46,595	60.0	53.8	62.1			29.07	2,474	711
6. 2004	78,759	19,792	58,966	58.8	69.6	55.9			29.07	5,356	1,386
7. 2005	90,782	18,800	71,983	59.1	64.3	57.9			29.07	7,569	2,258
8. 2006	96,198	18,616	77,582	57.7	61.7	56.9			29.07	13,930	4,068
9. 2007	97,223	15,616	81,607	56.8	52.3	57.8			29.07	22,017	7,246
10. 2008	113,968	21,313	92,655	66.6	69.4	66.0			29.07	34,639	11,100
11. 2009	125,479	21,206	104,273	66.9	69.3	66.5			29.07	58,425	17,692
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	151,134	47,233

Note: Parts 2 and 4 are gross of all discounting, including tabular discounting. Part 1 is gross of only nontabular discounting, which is reported in Columns 32 and 33 of Part 1. The tabular discount, if any, is reported in the Notes to Financial Statements which will reconcile Part 1 with Parts 2 and 4.

SCHEDULE P - PART 2 - SUMMARY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										DEVELOPMENT	
	1	2	3	4	5	6	7	8	9	10	11	12
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior	34,874	34,542	40,044	44,321	46,186	47,101	49,885	51,356	52,681	52,168	(513)	812
2. 2000	36,458	40,633	39,461	40,461	41,330	43,022	44,027	44,000	44,421	44,806	385	806
3. 2001	XXX	40,726	42,013	43,658	44,991	44,554	44,513	44,355	44,591	44,459	(132)	104
4. 2002	XXX	XXX	35,634	35,690	37,046	38,199	38,615	38,545	38,636	38,814	178	269
5. 2003	XXX	XXX	XXX	41,283	40,434	41,619	42,341	42,202	42,226	42,609	383	407
6. 2004	XXX	XXX	XXX	XXX	57,656	55,762	53,514	53,453	53,409	54,040	631	587
7. 2005	XXX	XXX	XXX	XXX	XXX	71,821	69,726	68,230	67,666	66,544	(1,122)	(1,685)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	79,011	76,289	72,220	71,096	(1,123)	(5,193)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	81,324	78,759	74,638	(4,121)	(6,687)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	86,959	85,526	(1,434)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	95,876	XXX	XXX
										12. Totals	(6,868)	(10,580)

SCHEDULE P - PART 3 - SUMMARY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009		
1. Prior	000	13,083	23,351	31,177	35,194	39,415	42,932	45,104	46,650	48,153	XXX	XXX
2. 2000	10,593	22,150	28,635	34,476	37,456	39,423	41,512	42,247	42,906	43,331	XXX	XXX
3. 2001	XXX	11,711	24,068	32,128	37,368	40,165	41,397	42,020	42,861	43,242	XXX	XXX
4. 2002	XXX	XXX	10,767	20,256	27,161	32,259	34,617	35,647	36,410	36,915	XXX	XXX
5. 2003	XXX	XXX	XXX	11,099	21,111	27,939	33,107	36,066	38,127	39,567	XXX	XXX
6. 2004	XXX	XXX	XXX	XXX	13,856	26,631	34,908	41,176	45,065	47,560	XXX	XXX
7. 2005	XXX	XXX	XXX	XXX	XXX	15,388	31,962	43,286	52,336	57,078	XXX	XXX
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	20,339	34,965	45,959	53,698	XXX	XXX
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19,656	35,711	46,512	XXX	XXX
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22,807	41,522	XXX	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	23,478	XXX	XXX

SCHEDULE P - PART 4 - SUMMARY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	15,926	7,269	5,655	5,166	4,518	3,179	3,175	3,152	3,049	2,152
2. 2000	15,704	8,260	3,361	1,289	874	1,191	1,038	740	762	710
3. 2001	XXX	17,588	7,778	4,051	3,316	1,607	1,400	1,050	833	563
4. 2002	XXX	XXX	15,757	7,068	4,035	2,463	1,852	1,521	1,020	1,005
5. 2003	XXX	XXX	XXX	19,828	10,688	6,196	4,404	2,935	2,146	1,696
6. 2004	XXX	XXX	XXX	XXX	30,837	17,168	10,124	6,265	3,813	3,082
7. 2005	XXX	XXX	XXX	XXX	XXX	38,968	22,284	13,483	7,826	4,764
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	41,813	28,016	15,870	9,643
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	45,295	28,890	16,535
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	47,171	28,811
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	53,434

SCHEDULE P - PART 1A - HOMEOWNERS/FARMOWNERS

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported- Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000			0								0	
3. 2001			0								0	
4. 2002			0								0	
5. 2003			0								0	0
6. 2004			0								0	
7. 2005			0								0	
8. 2006			0								0	
9. 2007			0								0	
10. 2008	81	1	79	680				46			726	56
11. 2009	167	5	163	68		1		8			78	11
12. Totals	XXX	XXX	XXX	748	0	1	0	54	0	0	803	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
1. Prior												0	
2. 2000												0	
3. 2001												0	
4. 2002												0	
5. 2003												0	
6. 2004												0	
7. 2005												0	
8. 2006												0	
9. 2007												0	
10. 2008	18		15	2			1	0	2			35	2
11. 2009	5		19	6			2	1	1			20	3
12. Totals	23	0	34	8	0	0	3	1	3	0	0	54	5

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	0	0	0	0.0	0.0	0.0			29.07	0	0
3. 2001	0	0	0	0.0	0.0	0.0			29.07	0	0
4. 2002	0	0	0	0.0	0.0	0.0			29.07	0	0
5. 2003	0	0	0	0.0	0.0	0.0			29.07	0	0
6. 2004	0	0	0	0.0	0.0	0.0			29.07	0	0
7. 2005	0	0	0	0.0	0.0	0.0			29.07	0	0
8. 2006	0	0	0	0.0	0.0	0.0			29.07	0	0
9. 2007	0	0	0	0.0	0.0	0.0			29.07	0	0
10. 2008	763	2	761	947.5	148.6	962.2			29.07	32	3
11. 2009	104	7	97	62.3	151.8	59.8			29.07	17	2
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	49	6

SCHEDULE P - PART 1B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments									12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11		Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)		
1. Prior	XXX	XXX	XXX	(0)	(0)						0		XXX
2. 2000	4,223		4,223	2,687	96	129	1	853	2	10	3,570		631
3. 2001	4,230	0	4,229	2,897	45	230	2	434	2	10	3,513		560
4. 2002	2,143	1	2,141	1,112	14	102	1	420	3	4	1,616		266
5. 2003	6		6	1				384			385		2
6. 2004	(0)		(0)	1							1		2
7. 2005			0								0		
8. 2006			0								0		
9. 2007			0								0		
10. 2008	1		1								0		
11. 2009	54	1	53	21		1		1			23		
12. Totals	XXX	XXX	XXX	6,719	154	462	3	2,092	8	24	9,108		XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22			
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 2000												0	
3. 2001												0	
4. 2002												0	
5. 2003												0	
6. 2004												0	
7. 2005												0	
8. 2006												0	
9. 2007												0	
10. 2008												0	
11. 2009	34		7	(0)			1		2			44	
12. Totals	34	0	7	(0)	0	0	1	0	2	0	0	44	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	3,669	99	3,570	86.9	0.0	84.5			29.07	0	0
3. 2001	3,562	49	3,513	84.2	16,900.0	83.1			29.07	0	0
4. 2002	1,634	18	1,616	76.3	1,220.0	75.5			29.07	0	0
5. 2003	385	0	385	6,615.0	0.0	6,615.0			29.07	0	0
6. 2004	1	0	1	(500.0)	0.0	(500.0)			29.07	0	0
7. 2005	0	0	0	0.0	0.0	0.0			29.07	0	0
8. 2006	0	0	0	0.0	0.0	0.0			29.07	0	0
9. 2007	0	0	0	0.0	0.0	0.0			29.07	0	0
10. 2008	0	0	0	0.0	0.0	0.0			29.07	0	0
11. 2009	67	(0)	67	124.1	(0.5)	125.5			29.07	40	3
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	40	3

SCHEDULE P - PART 1C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments — Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	(14)	(5)	1	1				(9)	XXX
2. 2000	14,799	9,741	5,058	16,690	10,801	2,731	1,735	915	260	522	7,540	2,653
3. 2001	12,096	3,841	8,255	11,032	4,598	1,715	776	496	139	380	7,731	1,353
4. 2002	6,051	933	5,119	4,120	998	419	136	284	166	57	3,524	324
5. 2003	4,876	1,118	3,758	2,291	488	596	207	272	7	1	2,458	274
6. 2004	11,515	2,629	8,886	5,662	1,654	880	191	373	3	6	5,067	569
7. 2005	18,377	3,431	14,946	9,740	2,521	1,385	309	555	10	44	8,839	822
8. 2006	20,729	2,851	17,877	8,145	1,460	1,270	176	791	22	51	8,547	951
9. 2007	22,758	2,766	19,992	7,355	1,104	1,222	209	982	12	66	8,233	1,049
10. 2008	24,159	3,063	21,096	5,774	1,031	630	99	874	13	110	6,135	1,142
11. 2009	26,225	3,080	23,145	2,293	21	129	0	830	2	38	3,229	1,125
12. Totals	XXX	XXX	XXX	73,088	24,669	10,979	3,840	6,372	634	1,276	61,295	XXX

	Losses Unpaid — Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid — Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior					2	2						0	2
2. 2000	37	34			6	3			1	1		6	1
3. 2001	194	185	46	31	10	8	9	6	8			36	2
4. 2002	16	0	13	13	6		3	3	1			23	1
5. 2003	1		5	4	0		1	1	0			3	0
6. 2004	5		34	26	6	2	7	5	2			20	2
7. 2005	79	1	342	229	51	1	68	46	12			276	5
8. 2006	1,140	338	656	320	142	11	131	64	33			1,369	20
9. 2007	3,081	312	1,863	742	411	11	372	148	93	0		4,606	60
10. 2008	4,345	781	5,135	1,863	472	53	1,024	372	220	2		8,127	133
11. 2009	3,032	265	10,197	2,147	150	6	2,034	428	713	5		13,275	414
12. Totals	11,931	1,916	18,291	5,376	1,256	97	3,649	1,072	1,084	8	0	27,740	640

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	20,381	12,835	7,546	137.7	131.8	149.2			29.07	3	3
3. 2001	13,510	5,743	7,768	111.7	149.5	94.1			29.07	23	13
4. 2002	4,862	1,315	3,547	80.4	141.0	69.3			29.07	16	8
5. 2003	3,167	707	2,460	65.0	63.2	65.5			29.07	2	1
6. 2004	6,968	1,880	5,088	60.5	71.5	57.3			29.07	13	7
7. 2005	12,232	3,117	9,115	66.6	90.9	61.0			29.07	191	84
8. 2006	12,307	2,391	9,916	59.4	83.9	55.5			29.07	1,138	231
9. 2007	15,378	2,539	12,840	67.6	91.8	64.2			29.07	3,891	715
10. 2008	18,475	4,213	14,262	76.5	137.5	67.6			29.07	6,836	1,291
11. 2009	19,378	2,875	16,504	73.9	93.3	71.3			29.07	10,817	2,458
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	22,930	4,810

SCHEDULE P - PART 1D - WORKERS' COMPENSATION

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported- Direct and Assumed
1. Prior	XXX	XXX	XXX	978	693	89	51	3		15	325	XXX
2. 2000	37,591	16,021	21,571	34,690	22,565	4,199	2,365	2,535	284	160	16,210	6,276
3. 2001	43,863	23,789	20,074	28,242	18,377	3,507	2,057	2,228	547	293	12,995	6,173
4. 2002	32,641	9,467	23,175	17,454	6,090	2,395	482	1,383	(119)	219	14,779	2,709
5. 2003	35,724	9,755	25,969	18,276	4,337	2,731	300	1,480	1	209	17,850	2,356
6. 2004	41,695	8,193	33,501	15,247	2,237	2,857	203	1,744	1	336	17,407	2,361
7. 2005	40,084	5,365	34,719	14,511	1,662	2,309	107	1,514		253	16,564	2,019
8. 2006	35,736	4,316	31,420	12,375	1,122	1,987	80	1,678		70	14,838	1,922
9. 2007	33,819	4,093	29,726	11,190	1,004	2,128	84	1,614		57	13,844	1,768
10. 2008	36,289	4,512	31,777	9,589	769	1,307	58	1,415		19	11,485	1,844
11. 2009	54,012	6,385	47,627	5,768	547	1,061	33	1,627	82	0	7,794	2,338
12. Totals	XXX	XXX	XXX	168,319	59,403	24,570	5,819	17,220	796	1,631	144,092	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding- Direct and Assumed
1. Prior	5,041	3,779	1,627	1,165	181	156	291	208	183			2,014	40
2. 2000	2,885	2,631	1,157	1,055	65	83	207	189	128			484	28
3. 2001	2,639	2,310	1,190	1,089	73	100	213	195	140			560	29
4. 2002	1,511	1,099	1,013	555	57	53	181	99	90			1,045	15
5. 2003	1,400	434	1,645	882	74	25	294	158	79			1,993	16
6. 2004	2,249	1,199	1,973	1,052	98	55	353	188	107			2,286	24
7. 2005	2,224	650	2,261	993	109	24	404	178	85			3,238	27
8. 2006	1,982	168	3,192	926	145	14	571	166	119			4,736	39
9. 2007	3,845	383	3,895	1,132	298	28	697	202	181			7,171	81
10. 2008	4,856	390	5,710	1,181	518	44	1,021	211	138			10,416	197
11. 2009	9,553	1,328	16,666	2,827	1,297	153	2,980	506	737			26,418	1,233
12. Totals	38,184	14,372	40,329	12,857	2,915	736	7,212	2,299	1,987	0	0	60,362	1,731

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	1,723	291
2. 2000	45,867	29,173	16,694	122.0	182.1	77.4			29.07	355	129
3. 2001	38,231	24,675	13,556	87.2	103.7	67.5			29.07	430	130
4. 2002	24,083	8,259	15,824	73.8	87.2	68.3			29.07	870	175
5. 2003	25,978	6,136	19,842	72.7	62.9	76.4			29.07	1,729	264
6. 2004	24,628	4,934	19,694	59.1	60.2	58.8			29.07	1,972	314
7. 2005	23,416	3,613	19,803	58.4	67.3	57.0			29.07	2,841	397
8. 2006	22,049	2,475	19,574	61.7	57.3	62.3			29.07	4,080	656
9. 2007	23,848	2,833	21,015	70.5	69.2	70.7			29.07	6,226	945
10. 2008	24,554	2,653	21,902	67.7	58.8	68.9			29.07	8,995	1,422
11. 2009	39,689	5,477	34,212	73.5	85.8	71.8			29.07	22,063	4,355
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	51,284	9,078

SCHEDULE P - PART 1E - COMMERCIAL MULTIPLE PERIL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments				
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	257	247	142	118	52			85	XXX
2. 2000	13,643	6,589	7,054	9,513	4,828	2,333	1,094	719	109	394	6,535	1,697
3. 2001	15,470	5,060	10,410	11,466	4,545	2,456	406	743	62	168	9,653	1,478
4. 2002	17,340	4,481	12,858	9,217	2,874	1,597	245	719	45	137	8,370	1,035
5. 2003	23,464	5,179	18,285	8,877	1,156	2,470	221	806	51	218	10,726	938
6. 2004	36,236	8,097	28,139	17,060	5,280	3,510	449	1,383	47	253	16,177	1,067
7. 2005	42,037	9,142	32,895	17,773	3,963	2,914	283	1,651	15	334	18,077	1,416
8. 2006	46,392	10,621	35,771	16,276	4,394	2,758	339	1,469	47	345	15,724	1,334
9. 2007	47,074	9,604	37,470	11,057	1,158	1,649	63	1,335	8	226	12,812	1,285
10. 2008	38,021	6,809	31,212	15,913	2,996	884	66	1,340	48	220	15,027	1,234
11. 2009	27,957	3,889	24,068	7,246	296	389	8	962	1	45	8,292	721
12. Totals	XXX	XXX	XXX	124,654	31,735	21,101	3,290	11,181	432	2,340	121,479	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid				
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	206	165	807	691	139	102	348	299	51	38		256	33
2. 2000	68		46	(6)	7		20	(2)	8			157	3
3. 2001	510	440	112	29	58	29	45	10	30	6		242	6
4. 2002	14		85	(11)	16	3	37	(5)	7			171	3
5. 2003	139	33	356	122	62	5	152	51	21			520	11
6. 2004	2,175	578	1,523	575	388	195	630	242	87			3,213	32
7. 2005	2,382	785	2,124	854	364	24	823	344	122			3,809	58
8. 2006	3,425	820	3,025	930	424	44	1,266	389	156			6,114	93
9. 2007	1,787	57	5,752	2,002	571	8	2,357	803	259			7,857	167
10. 2008	2,042	33	6,035	1,444	424	4	2,409	555	372			9,245	122
11. 2009	2,417	135	6,218	1,182	205	6	2,212	385	597	3		9,939	191
12. Totals	15,165	3,046	26,084	7,812	2,658	420	10,301	3,069	1,709	47	0	41,524	720

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount			Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	157	99
2. 2000	12,714	6,022	6,691	93.2	91.4	94.9			29.07	120	37
3. 2001	15,421	5,527	9,894	99.7	109.2	95.0			29.07	153	88
4. 2002	11,693	3,151	8,542	67.4	70.3	66.4			29.07	110	61
5. 2003	12,884	1,638	11,246	54.9	31.6	61.5			29.07	341	179
6. 2004	26,756	7,366	19,390	73.8	91.0	68.9			29.07	2,544	669
7. 2005	28,153	6,267	21,886	67.0	68.5	66.5			29.07	2,867	942
8. 2006	28,800	6,962	21,838	62.1	65.5	61.1			29.07	4,700	1,414
9. 2007	24,768	4,099	20,669	52.6	42.7	55.2			29.07	5,480	2,377
10. 2008	29,418	5,145	24,273	77.4	75.6	77.8			29.07	6,601	2,645
11. 2009	20,246	2,015	18,231	72.4	51.8	75.7			29.07	7,319	2,621
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	30,393	11,132

SCHEDULE P - PART 1F - SECTION 1 - MEDICAL PROFESSIONAL LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000	298	99	199	228	115	97	42	10			178	9
3. 2001	344	88	256	26	38	38	17	6			15	8
4. 2002	333	46	287	84	12	83	17	10			149	6
5. 2003	441	37	404	118	110	26	4	9			38	8
6. 2004	499	36	463	39	6	46	15	9		29	73	5
7. 2005	576	33	544	124	24	38	4	8			142	3
8. 2006	551	3	548	36		16		7			59	5
9. 2007	438		438	4		1		3			9	4
10. 2008	398	1	397					1			1	1
11. 2009	342	2	340								0	
12. Totals	XXX	XXX	XXX	660	306	345	100	65	0	29	665	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior			7				4		0			11	
2. 2000			6				4		0			10	
3. 2001			6	1			3	0	0			8	
4. 2002			9	1			5	1	1			13	
5. 2003			16	2			9	1	1			24	
6. 2004			23	3			13	2	1			32	
7. 2005	22		49	6	14		28	3	4			109	1
8. 2006	60		94	0	7		54	0	8			222	1
9. 2007	7		100		15		57		7			187	2
10. 2008	4		123		1		70		8			207	1
11. 2009			109				62		7			178	
12. Totals	92	0	542	13	38	0	309	8	38	0	0	1,000	6

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	7	4
2. 2000	345	157	188	115.8	157.9	94.8			29.07	6	4
3. 2001	79	56	23	23.0	64.1	8.9			29.07	5	3
4. 2002	194	31	163	58.2	67.9	56.6			29.07	8	5
5. 2003	180	118	62	40.7	316.3	15.4			29.07	14	9
6. 2004	131	27	104	26.3	74.6	22.5			29.07	19	12
7. 2005	288	37	251	50.1	113.8	46.2			29.07	65	43
8. 2006	281	1	280	51.0	25.1	51.2			29.07	153	69
9. 2007	196	0	196	44.7	0.0	44.7			29.07	107	80
10. 2008	209	0	209	52.5	0.0	52.6			29.07	128	80
11. 2009	178	0	178	52.1	0.0	52.3			29.07	109	69
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	621	378

SCHEDULE P - PART 1F - SECTION 2 - MEDICAL PROFESSIONAL LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000	1,053	332	721	857	465	373	99	47			714	31
3. 2001	1,439	315	1,124	1,011	486	513	140	62			960	32
4. 2002	1,801	356	1,445	631	74	569	54	68			1,141	41
5. 2003	2,226	425	1,801	1,310	467	693	101	110			1,546	46
6. 2004	2,562	506	2,056	342	19	396	44	94			770	37
7. 2005	2,945	320	2,625	376	33	237	36	101			645	21
8. 2006	2,756	252	2,504	328	40	165	17	110			546	20
9. 2007	2,638	306	2,333	224	(3)	111		89			427	13
10. 2008	2,912	259	2,653	139		82		84			305	17
11. 2009	2,999	569	2,431			8		77			84	12
12. Totals	XXX	XXX	XXX	5,219	1,580	3,147	491	843	0	0	7,138	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 2000												0	
3. 2001												0	
4. 2002			0	0			0	0	0			0	
5. 2003			1	0			0	0	0			1	
6. 2004			4	4			3	3	0			0	
7. 2005	44		39	19	9		22	11	4			89	0
8. 2006	1		53	7	1		30	4	3			77	0
9. 2007	167		39	20	61		22	11	11			269	2
10. 2008	272		410	95	69		234	54	38			873	5
11. 2009	226	58	775	140	49	6	442	80	53			1,261	9
12. Totals	710	58	1,321	286	190	6	753	163	109	0	0	2,569	17

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	1,277	563	714	121.3	169.9	99.0			29.07	0	0
3. 2001	1,586	626	960	110.2	198.7	85.4			29.07	0	0
4. 2002	1,269	128	1,141	70.4	36.0	79.0			29.07	0	0
5. 2003	2,114	568	1,546	95.0	133.7	85.8			29.07	0	0
6. 2004	840	70	770	32.8	13.8	37.5			29.07	0	0
7. 2005	832	98	734	28.2	30.7	28.0			29.07	64	25
8. 2006	692	69	623	25.1	27.5	24.9			29.07	47	31
9. 2007	724	28	696	27.4	9.1	29.8			29.07	186	83
10. 2008	1,328	149	1,178	45.6	57.6	44.4			29.07	587	286
11. 2009	1,629	284	1,345	54.3	50.0	55.3			29.07	803	458
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	1,686	883

SCHEDULE P - PART 1G - SPECIAL LIABILITY
(OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000			0								0	XXX
3. 2001			0								0	XXX
4. 2002			0								0	XXX
5. 2003			0								0	XXX
6. 2004			0								0	XXX
7. 2005			0								0	XXX
8. 2006	58	31	27			30	1	1	14		17	XXX
9. 2007	917	544	373	151	86	6	3	32	10	21	91	XXX
10. 2008	1,999	1,188	811	374	215	26	10	77	19	11	233	XXX
11. 2009	2,592	1,501	1,091	162	77	2	1	47	7	6	125	XXX
12. Totals	XXX	XXX	XXX	687	378	64	15	158	49	38	466	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 2000												0	
3. 2001												0	
4. 2002												0	
5. 2003												0	
6. 2004												0	
7. 2005												0	
8. 2006						0			1	1		0	0
9. 2007	22	11	81	49	8	4	20	12	5	0		60	1
10. 2008	127	64	253	160	19	9	88	56	29	8		220	12
11. 2009	185	93	695	411	10	5	166	99	47	8		489	8
12. Totals	334	167	1,029	619	38	18	275	167	82	17	0	769	22

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	0	0	0	0.0	0.0	0.0			29.07	0	0
3. 2001	0	0	0	0.0	0.0	0.0			29.07	0	0
4. 2002	0	0	0	0.0	0.0	0.0			29.07	0	0
5. 2003	0	0	0	0.0	0.0	0.0			29.07	0	0
6. 2004	0	0	0	0.0	0.0	0.0			29.07	0	0
7. 2005	0	0	0	0.0	0.0	0.0			29.07	0	0
8. 2006	33	16	17	56.8	51.4	63.0			29.07	0	0
9. 2007	326	175	151	35.6	32.1	40.6			29.07	43	17
10. 2008	993	541	453	49.7	45.5	55.8			29.07	157	63
11. 2009	1,314	700	614	50.7	46.7	56.2			29.07	377	112
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	577	192

SCHEDULE P - PART 1H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	672	147	601	69	(65)	1	2	991	XXX
2. 2000	10,104	3,708	6,396	5,922	1,665	3,271	313	430	104	346	7,541	554
3. 2001	12,020	3,343	8,677	4,227	1,617	2,441	348	421	0	584	5,123	418
4. 2002	11,720	3,297	8,424	5,098	1,552	2,127	195	440	19	458	5,899	404
5. 2003	16,230	3,025	13,205	3,380	400	2,252	33	372	1	600	5,570	274
6. 2004	23,473	4,454	19,020	5,846	1,914	2,357	67	590	45	518	6,767	455
7. 2005	26,729	5,458	21,272	7,377	1,760	4,128	14	592	298	419	10,025	624
8. 2006	26,600	5,461	21,139	7,908	3,046	2,488	114	568	6	313	7,797	588
9. 2007	28,651	5,730	22,920	3,176	153	1,636	31	425	12	302	5,042	592
10. 2008	38,531	8,147	30,385	2,110	193	774	7	660	1	190	3,343	755
11. 2009	46,914	9,972	36,942	366	28	331	1	411	1	90	1,078	626
12. Totals	XXX	XXX	XXX	46,083	12,475	22,405	1,192	4,844	488	3,822	59,178	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22			
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	213		1,100	102	267	8	475	44	130			2,031	101
2. 2000	224	22	440	88	240	9	190	38	58			996	51
3. 2001	215	42	267	64	54	18	115	27	29			529	20
4. 2002	131	5	343	128	122	11	148	55	35			579	25
5. 2003	68	4	401	96	85	1	173	42	40			624	14
6. 2004	858	487	679	246	132	2	293	106	64			1,185	20
7. 2005	802	164	1,365	568	352	110	589	245	124	0		2,144	30
8. 2006	1,436	106	2,642	821	365	22	1,141	354	217	(0)		4,499	37
9. 2007	1,388	114	4,932	1,566	444	10	2,130	676	445			6,973	63
10. 2008	3,033	687	10,666	3,300	538	17	4,606	1,425	788			14,202	192
11. 2009	1,976	104	16,368	4,905	192	2	7,068	2,118	1,227	0		19,701	288
12. Totals	10,343	1,735	39,202	11,884	2,791	211	16,929	5,132	3,158	0	0	53,462	839

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	1,211	820
2. 2000	10,775	2,238	8,537	106.6	60.4	133.5			29.07	554	442
3. 2001	7,769	2,117	5,652	64.6	63.3	65.1			29.07	376	153
4. 2002	8,444	1,965	6,479	72.0	59.6	76.9			29.07	341	238
5. 2003	6,772	577	6,194	41.7	19.1	46.9			29.07	369	255
6. 2004	10,819	2,868	7,951	46.1	64.4	41.8			29.07	804	381
7. 2005	15,328	3,160	12,169	57.3	57.9	57.2			29.07	1,434	709
8. 2006	16,765	4,469	12,297	63.0	81.8	58.2			29.07	3,152	1,347
9. 2007	14,576	2,561	12,016	50.9	44.7	52.4			29.07	4,641	2,333
10. 2008	23,175	5,630	17,545	60.1	69.1	57.7			29.07	9,711	4,490
11. 2009	27,939	7,160	20,779	59.6	71.8	56.2			29.07	13,335	6,366
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	35,927	17,535

SCHEDULE P - PART 1H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX		1	4	2				2	XXX
2. 2000	4,618	1,067	3,550	1,639	751	1,207	335	223	37	7	1,946	153
3. 2001	4,904	1,467	3,438	2,376	1,032	1,519	572	283	96	45	2,478	167
4. 2002	2,662	832	1,830	875	492	604	321	193	85	29	774	112
5. 2003	717	20	697	160	8	142	11	193	134	2	341	31
6. 2004	1,496	481	1,015	203		253		146	50	1	552	63
7. 2005	5,234	503	4,731	440		265		199	34	110	870	122
8. 2006	10,344	927	9,417	971	130	219		190	6	1,553	1,245	151
9. 2007	9,924	1,012	8,912	1,294	70	469	4	240		254	1,928	181
10. 2008	7,206	914	6,293	559	22	343	5	217		328	1,092	165
11. 2009	4,665	767	3,898	188	26	95	1	107	0	6	362	191
12. Totals	XXX	XXX	XXX	8,705	2,532	5,120	1,253	1,992	442	2,336	11,590	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	7	5	0	0	8	5	0	0	1			6	0
2. 2000												0	
3. 2001	15		10	4	1		4	2	1			25	0
4. 2002	15		12	8	18		5	3	2			40	1
5. 2003												0	
6. 2004												0	
7. 2005			101	10	1		44	4	10			143	0
8. 2006	99		545	59	25		235	25	58			879	2
9. 2007	201	1	1,153	147	71		498	64	118			1,828	10
10. 2008	152	8	1,160	169	153	6	501	73	118			1,827	19
11. 2009	341	18	1,081	219	261	11	467	95	140	1		1,946	68
12. Totals	830	32	4,063	617	539	23	1,755	266	447	1	0	6,695	101

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	2	3
2. 2000	3,069	1,123	1,946	66.5	105.2	54.8			29.07	0	0
3. 2001	4,209	1,706	2,503	85.8	116.3	72.8			29.07	21	5
4. 2002	1,725	910	815	64.8	109.4	44.5			29.07	19	22
5. 2003	495	154	341	69.0	755.7	48.9			29.07	0	0
6. 2004	602	50	552	40.2	10.3	54.4			29.07	0	0
7. 2005	1,061	47	1,013	20.3	9.4	21.4			29.07	92	51
8. 2006	2,344	219	2,124	22.7	23.7	22.6			29.07	586	294
9. 2007	4,042	286	3,756	40.7	28.3	42.1			29.07	1,205	623
10. 2008	3,203	285	2,919	44.4	31.1	46.4			29.07	1,135	692
11. 2009	2,680	372	2,308	57.5	48.4	59.2			29.07	1,185	761
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	4,244	2,451

SCHEDULE P - PART 1I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	874	501	256	125	26	8	20	522	XXX
2. 2008	13,461	5,174	8,287	6,874	2,210	25	4	509	17	50	5,176	XXX
3. 2009	13,335	3,863	9,472	5,165	1,532	15	1	451	4	223	4,093	XXX
4. Totals	XXX	XXX	XXX	12,912	4,244	295	130	986	29	293	9,791	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22			
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	368	247	125	75	53	25	13	8	21	5		219	17
2. 2008	263	106	162	67	12	7	16	7	23	4		285	9
3. 2009	786	42	908	457	24	3	90	47	116			1,375	43
4. Totals	1,417	395	1,195	600	88	35	120	62	160	9	0	1,880	69

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	171	49
2. 2008	7,885	2,423	5,462	58.6	46.8	65.9			29.07	252	33
3. 2009	7,555	2,086	5,468	56.7	54.0	57.7			29.07	1,195	180
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	1,618	262

SCHEDULE P - PART 1J - AUTO PHYSICAL DAMAGE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	(99)	(1)	31		15		108	(53)	XXX
2. 2008	5,881	76	5,804	2,991	10	126		251	1	232	3,358	537
3. 2009	6,303	61	6,242	2,630		103		228	(3)	115	2,963	540
4. Totals	XXX	XXX	XXX	5,522	10	261	0	493	(2)	456	6,268	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	4		87	18	15		12	2	4			101	27
2. 2008	39		67	15	31		9	2	5			135	23
3. 2009	410		490	30	35		66	4	68			1,035	163
4. Totals	453	0	644	63	82	0	86	8	76	0	0	1,270	213

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	73	28
2. 2008	3,520	28	3,492	59.9	36.1	60.2			29.07	91	43
3. 2009	4,029	31	3,998	63.9	50.5	64.0			29.07	870	164
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	1,035	236

SCHEDULE P - PART 1K - FIDELITY/SURETY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	(20)	(14)	69	55			27	8	XXX
2. 2008	1,387	408	980	(0)		0		0			0	XXX
3. 2009	1,046	357	690	15	13			12			14	XXX
4. Totals	XXX	XXX	XXX	(6)	(1)	70	55	12	0	27	22	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior	1,454	1,219	97	65	46	46	35	23	38		19	316	
2. 2008	0		149	86	(0)		54	31	7			93	
3. 2009			174	67			63	24	11			157	
4. Totals	1,454	1,219	420	218	46	46	151	78	56	0	19	565	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	267	49
2. 2008	210	117	93	15.1	28.6	9.5			29.07	63	29
3. 2009	274	104	171	26.2	29.1	24.7			29.07	107	50
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	437	128

Sch. P-Pt. 1L
NONE

Sch. P-Pt. 1M
NONE

Sch. P-Pt. 1N
NONE

Annual Statement for the year 2009 of the **Century Surety Company**

SCHEDULE P - PART 1O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported- Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000			0								0	XXX
3. 2001			0								0	XXX
4. 2002	0		0								0	XXX
5. 2003		(965)	965								0	XXX
6. 2004		(774)	774								0	XXX
7. 2005			0								0	XXX
8. 2006			0								0	XXX
9. 2007			0								0	XXX
10. 2008			0								0	XXX
11. 2009			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	XXX
2. 2000												0	XXX
3. 2001												0	XXX
4. 2002												0	XXX
5. 2003												0	XXX
6. 2004												0	XXX
7. 2005												0	XXX
8. 2006												0	XXX
9. 2007												0	XXX
10. 2008												0	XXX
11. 2009												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	0	0	0	0.0	0.0	0.0			29.07	0	0
3. 2001	0	0	0	0.0	0.0	0.0			29.07	0	0
4. 2002	0	0	0	0.0	0.0	0.0			29.07	0	0
5. 2003	0	0	0	0.0	0.0	0.0			29.07	0	0
6. 2004	0	0	0	0.0	0.0	0.0			29.07	0	0
7. 2005	0	0	0	0.0	0.0	0.0			29.07	0	0
8. 2006	0	0	0	0.0	0.0	0.0			29.07	0	0
9. 2007	0	0	0	0.0	0.0	0.0			29.07	0	0
10. 2008	0	0	0	0.0	0.0	0.0			29.07	0	0
11. 2009	0	0	0	0.0	0.0	0.0			29.07	0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12 Number of Claims Reported-Direct and Assumed
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments				
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000			0								0	XXX
3. 2001			0								0	XXX
4. 2002			0								0	XXX
5. 2003			0								0	XXX
6. 2004			0								0	XXX
7. 2005			0								0	XXX
8. 2006			0								0	XXX
9. 2007			0								0	XXX
10. 2008			0								0	XXX
11. 2009			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded			
1. Prior												0	XXX
2. 2000												0	XXX
3. 2001												0	XXX
4. 2002												0	XXX
5. 2003												0	XXX
6. 2004												0	XXX
7. 2005												0	XXX
8. 2006												0	XXX
9. 2007												0	XXX
10. 2008												0	XXX
11. 2009												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

NONE

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense		35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	0	0	0	0.0	0.0	0.0				0	0
3. 2001	0	0	0	0.0	0.0	0.0				0	0
4. 2002	0	0	0	0.0	0.0	0.0				0	0
5. 2003	0	0	0	0.0	0.0	0.0				0	0
6. 2004	0	0	0	0.0	0.0	0.0				0	0
7. 2005	0	0	0	0.0	0.0	0.0				0	0
8. 2006	0	0	0	0.0	0.0	0.0				0	0
9. 2007	0	0	0	0.0	0.0	0.0				0	0
10. 2008	0	0	0	0.0	0.0	0.0				0	0
11. 2009	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	102		1					103	XXX
2. 2000	134	33	101	204	117	21	17	2			92	3
3. 2001	122	51	71	17	3	14	1	3	0		29	1
4. 2002	70	23	47	1	1						0	0
5. 2003	83	16	67					2			2	1
6. 2004	80	15	65	1				3			3	0
7. 2005	132	33	99	21	1	9		8			37	2
8. 2006	282	71	211	32	8	23	0	11		1	58	8
9. 2007	372	76	295	12	3	7	2	7			21	4
10. 2008	624	99	525	17		0		16			33	3
11. 2009	731	100	631	7		0		14			22	4
12. Totals	XXX	XXX	XXX	413	132	75	21	65	0	1	399	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior			2	1	5		1	0	0			7	0
2. 2000												0	
3. 2001												0	
4. 2002			0	0			0	0				0	
5. 2003												0	
6. 2004			0	0			0	0				0	
7. 2005			2	1			1	1	0			1	
8. 2006	15		9	3	1		4	2	1			24	0
9. 2007			8	5			3	2	0			5	
10. 2008	10		63	21	1		27	9	4			75	1
11. 2009	12		239	65	2		103	28	15			278	2
12. Totals	37	0	324	97	9	0	140	42	20	0	0	391	4

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	1	6
2. 2000	226	135	92	168.8	406.1	90.8			29.07	0	0
3. 2001	34	4	29	27.7	8.6	41.4			29.07	0	0
4. 2002	1	1	0	1.3	2.5	0.6			29.07	0	0
5. 2003	2	0	2	2.8	0.0	3.5			29.07	0	0
6. 2004	3	0	3	4.1	0.1	5.0			29.07	0	0
7. 2005	41	3	38	31.4	9.3	38.8			29.07	1	0
8. 2006	95	13	82	33.7	18.1	38.9			29.07	20	4
9. 2007	37	12	26	10.0	15.1	8.7			29.07	3	2
10. 2008	138	31	107	22.1	31.2	20.4			29.07	52	23
11. 2009	393	94	300	53.8	93.6	47.5			29.07	186	92
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	263	127

SCHEDULE P - PART 1R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000	85	42	42								0	
3. 2001	58	38	21			10	10				0	0
4. 2002	(12)	(11)	(1)			0	0	0			0	
5. 2003	149	26	123								0	
6. 2004	151	(1)	152					0			0	
7. 2005	97	58	39	218	174						44	
8. 2006	153	46	107	12							12	
9. 2007	150	56	94								0	
10. 2008	110	51	58								0	
11. 2009	116	46	70					0			0	
12. Totals	XXX	XXX	XXX	230	174	10	10	1	0	0	57	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	
2. 2000												0	
3. 2001												0	
4. 2002												0	
5. 2003												0	
6. 2004												0	
7. 2005			18	11			8	5				11	
8. 2006	0		30	9			13	4				30	
9. 2007												0	
10. 2008			68	68			29	29				0	
11. 2009			2	1			1	0	0			2	
12. Totals	0	0	118	88	0	0	51	38	0	0	0	43	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	0	0	0	0.0	0.0	0.0			29.07	0	0
3. 2001	10	10	0	16.4	25.4	0.0			29.07	0	0
4. 2002	1	0	0	(5.0)	(2.7)	(33.3)			29.07	0	0
5. 2003	0	0	0	0.0	0.0	0.0			29.07	0	0
6. 2004	0	0	0	0.2	0.0	0.2			29.07	0	0
7. 2005	244	189	55	252.2	329.2	139.3			29.07	8	3
8. 2006	54	13	42	35.6	27.6	39.0			29.07	21	9
9. 2007	0	0	0	0.0	0.0	0.0			29.07	0	0
10. 2008	97	97	0	88.8	189.1	0.0			29.07	0	0
11. 2009	4	1	2	3.2	2.9	3.3			29.07	1	1
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	30	13

Sch. P-Pt. 1S
NONE

Sch. P-Pt. 1T
NONE

SCHEDULE P - PART 2A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior											0	0
2. 2000											0	0
3. 2001	XXX										0	0
4. 2002	XXX	XXX									0	0
5. 2003	XXX	XXX	XXX								0	0
6. 2004	XXX	XXX	XXX	XXX							0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	656	713	57	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	88	XXX	XXX
										12. Totals	57	0

SCHEDULE P - PART 2B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1 (2000)	2 (2001)	3 (2002)	4 (2003)	5 (2004)	6 (2005)	7 (2006)	8 (2007)	9 (2008)	10 (2009)	11 One Year	12 Two Year
1. Prior	2,272	2,304	2,133	1,759	1,726	1,197	1,197	1,197	1,197	1,197	0	0
2. 2000	2,290	2,828	2,759	2,750	2,733	2,720	2,720	2,720	2,720	2,720	0	0
3. 2001	XXX	2,661	2,873	2,897	3,046	3,081	3,081	3,081	3,081	3,081	0	0
4. 2002	XXX	XXX	1,256	1,077	1,192	1,199	1,199	1,199	1,199	1,199	0	0
5. 2003	XXX	XXX	XXX	3	1	1	1	1	1	1	0	0
6. 2004	XXX	XXX	XXX	XXX	1	1	1	1	1	1	0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0		(0)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	63	XXX	XXX
										12. Totals	(0)	0

SCHEDULE P - PART 2C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1 (2000)	2 (2001)	3 (2002)	4 (2003)	5 (2004)	6 (2005)	7 (2006)	8 (2007)	9 (2008)	10 (2009)	11 One Year	12 Two Year
1. Prior	2,603	3,009	3,232	3,284	3,220	3,206	3,190	3,178	3,154	3,147	(8)	(31)
2. 2000	4,982	5,341	6,186	6,233	6,673	6,810	6,924	6,895	6,919	6,890	(29)	(4)
3. 2001	XXX	5,967	6,529	7,287	7,377	7,552	7,490	7,478	7,440	7,402	(39)	(76)
4. 2002	XXX	XXX	3,072	3,002	3,375	3,467	3,468	3,493	3,444	3,428	(16)	(66)
5. 2003	XXX	XXX	XXX	2,327	2,231	2,223	2,270	2,247	2,231	2,195	(36)	(52)
6. 2004	XXX	XXX	XXX	XXX	5,233	4,995	4,552	4,917	4,701	4,716	14	(201)
7. 2005	XXX	XXX	XXX	XXX	XXX	8,223	8,514	8,702	8,780	8,559	(222)	(144)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	9,987	9,676	9,026	9,114	88	(561)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,363	12,189	11,777	(413)	(586)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13,284	13,183	(101)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,967	XXX	XXX
										12. Totals	(760)	(1,722)

SCHEDULE P - PART 2D - WORKERS' COMPENSATION

Years in Which Losses Were Incurred	1 (2000)	2 (2001)	3 (2002)	4 (2003)	5 (2004)	6 (2005)	7 (2006)	8 (2007)	9 (2008)	10 (2009)	11 One Year	12 Two Year
1. Prior	13,306	11,834	12,962	13,625	13,757	13,822	14,554	14,644	14,682	14,641	(41)	(3)
2. 2000	14,512	16,800	14,200	13,624	13,486	14,362	14,553	14,263	14,256	14,315	59	52
3. 2001	XXX	12,926	13,638	13,179	13,107	12,003	11,949	11,824	11,711	11,735	23	(90)
4. 2002	XXX	XXX	14,471	14,546	14,162	14,485	14,301	14,297	14,203	14,232	29	(65)
5. 2003	XXX	XXX	XXX	16,415	16,970	18,186	18,481	18,176	18,186	18,284	97	108
6. 2004	XXX	XXX	XXX	XXX	21,348	20,408	19,570	18,447	17,899	17,844	(55)	(603)
7. 2005	XXX	XXX	XXX	XXX	XXX	22,037	22,132	20,492	19,199	18,204	(995)	(2,288)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	20,353	20,021	18,151	17,777	(374)	(2,244)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20,289	20,143	19,219	(924)	(1,070)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20,923	20,349	(575)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	31,931	XXX	XXX
										12. Totals	(2,755)	(6,202)

SCHEDULE P - PART 2E - COMMERCIAL MULTIPLE PERIL

Years in Which Losses Were Incurred	1 (2000)	2 (2001)	3 (2002)	4 (2003)	5 (2004)	6 (2005)	7 (2006)	8 (2007)	9 (2008)	10 (2009)	11 One Year	12 Two Year
1. Prior	4,269	4,848	5,785	6,741	7,140	7,123	8,151	7,869	7,831	7,823	(8)	(46)
2. 2000	4,849	5,247	5,413	5,851	5,685	5,986	5,913	6,018	6,033	6,073	41	55
3. 2001	XXX	7,406	7,550	8,371	8,754	9,105	9,168	9,223	9,254	9,189	(66)	(34)
4. 2002	XXX	XXX	6,970	7,611	7,882	7,920	7,949	8,002	7,879	7,860	(19)	(142)
5. 2003	XXX	XXX	XXX	9,952	9,877	9,943	9,998	10,092	10,074	10,470	395	377
6. 2004	XXX	XXX	XXX	XXX	14,602	14,961	15,015	16,179	17,173	17,967	794	1,788
7. 2005	XXX	XXX	XXX	XXX	XXX	19,297	18,732	19,438	19,665	20,129	464	691
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	20,529	20,763	20,685	20,259	(426)	(504)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20,355	20,108	19,082	(1,025)	(1,273)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	21,619	22,609	990	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16,676	XXX	XXX
										12. Totals	1,141	912

SCHEDULE P - PART 2F - SECTION 1 - MEDICAL PROFESSIONAL LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior	494	353	332	373	343	336	385	353	337	332	(5)	(20)
2. 2000	145	112	108	169	112	105	152	183	181	177	(4)	(6)
3. 2001	XXX	141	85	95	76	42	34	27	19	16	(3)	(11)
4. 2002	XXX	XXX	157	161	190	189	178	170	158	152	(6)	(18)
5. 2003	XXX	XXX	XXX	197	231	257	220	73	60	52	(9)	(21)
6. 2004	XXX	XXX	XXX	XXX	259	258	226	180	142	94	(48)	(86)
7. 2005	XXX	XXX	XXX	XXX	XXX	299	271	294	262	239	(23)	(55)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	318	266	273	266	(8)	(1)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	247	211	185	(26)	(62)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	233	199	(34)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	171	XXX	XXX
										12. Totals	(165)	(281)

SCHEDULE P - PART 2F - SECTION 2 - MEDICAL PROFESSIONAL LIABILITY - CLAIMS-MADE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	340	360	427	483	465	475	472	463	463	463	0	0
2. 2000	582	529	561	644	640	669	667	667	667	667	0	0
3. 2001	XXX	896	1,101	1,047	945	903	897	896	899	899	0	3
4. 2002	XXX	XXX	907	1,083	1,111	1,118	1,086	1,073	1,072	1,072	0	(1)
5. 2003	XXX	XXX	XXX	1,283	1,503	1,572	1,516	1,467	1,465	1,436	(29)	(31)
6. 2004	XXX	XXX	XXX	XXX	1,476	1,417	956	687	676	676	0	(11)
7. 2005	XXX	XXX	XXX	XXX	XXX	1,853	1,435	733	666	628	(37)	(104)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	1,616	1,149	558	509	(49)	(640)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,260	879	596	(282)	(663)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,532	1,057	(475)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,215	XXX	XXX
										12. Totals	(873)	(1,447)

SCHEDULE P - PART 2G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER & MACHINERY)

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior											0	0
2. 2000											0	0
3. 2001	XXX										0	0
4. 2002	XXX	XXX									0	0
5. 2003	XXX	XXX	XXX								0	0
6. 2004	XXX	XXX	XXX	XXX							0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	19	32	31	28	(2)	(4)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	195	164	124	(40)	(71)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	548	374	(174)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	535	XXX	XXX
										12. Totals	(216)	(75)

SCHEDULE P - PART 2H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	8,849	9,246	12,396	15,049	16,601	18,040	19,087	20,822	21,917	21,679	(238)	857
2. 2000	3,422	3,974	4,454	5,382	6,095	6,519	7,322	7,489	7,776	8,153	377	664
3. 2001	XXX	4,068	3,319	3,853	4,650	4,875	4,947	4,899	5,243	5,202	(41)	304
4. 2002	XXX	XXX	3,763	3,519	4,513	5,123	5,676	5,584	5,810	6,022	212	438
5. 2003	XXX	XXX	XXX	5,832	5,069	5,094	5,421	5,732	5,790	5,783	(6)	51
6. 2004	XXX	XXX	XXX	XXX	8,209	8,106	7,602	7,509	7,367	7,342	(25)	(167)
7. 2005	XXX	XXX	XXX	XXX	XXX	10,901	10,718	11,150	11,712	11,751	39	601
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	11,469	10,839	11,273	11,518	245	679
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,272	11,415	11,158	(257)	(114)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,994	16,097	103	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19,141	XXX	XXX
										12. Totals	409	3,313

SCHEDULE P - PART 2H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	1,869	1,770	1,900	2,121	2,225	2,206	2,179	2,211	2,225	2,111	(114)	(100)
2. 2000	1,943	1,945	1,930	1,890	1,915	1,827	1,754	1,738	1,772	1,760	(12)	22
3. 2001	XXX	1,921	2,264	2,308	2,437	2,390	2,346	2,322	2,318	2,314	(4)	(8)
4. 2002	XXX	XXX	662	654	724	719	759	740	739	704	(35)	(36)
5. 2003	XXX	XXX	XXX	345	341	253	315	305	301	282	(19)	(23)
6. 2004	XXX	XXX	XXX	XXX	628	689	603	549	502	456	(47)	(93)
7. 2005	XXX	XXX	XXX	XXX	XXX	2,206	1,792	1,322	998	838	(160)	(484)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	4,406	3,718	2,513	1,882	(631)	(1,836)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,986	4,485	3,398	(1,087)	(1,588)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,507	2,583	(924)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,063	XXX	XXX
										12. Totals	(3,031)	(4,145)

SCHEDULE P - PART 2I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 One Year	12 Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,020	2,472	2,525	53	(495)
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,023	4,951	(73)	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,906	XXX	XXX
										4. Totals	(20)	(495)

SCHEDULE P - PART 2J - AUTO PHYSICAL DAMAGE

Years in Which Losses Were Incurred	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,249	940	763	(176)	(486)
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,221	3,237	16	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,700	XXX	XXX
										4. Totals	(160)	(486)

SCHEDULE P - PART 2K - FIDELITY/SURETY

Years in Which Losses Were Incurred	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	140	433	318	(116)	178
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	181	86	(95)	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	148	XXX	XXX
										4. Totals	(211)	178

SCHEDULE P - PART 2L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

Years in Which Losses Were Incurred	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

SCHEDULE P - PART 2M - INTERNATIONAL

Years in Which Losses Were Incurred	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior											0	0
2. 2000											0	0
3. 2001	XXX										0	0
4. 2002	XXX	XXX									0	0
5. 2003	XXX	XXX	XXX								0	0
6. 2004	XXX	XXX	XXX	XXX							0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior											0	0
2. 2000											0	0
3. 2001	XXX										0	0
4. 2002	XXX	XXX									0	0
5. 2003	XXX	XXX	XXX								0	0
6. 2004	XXX	XXX	XXX	XXX							0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior											0	0
2. 2000											0	0
3. 2001	XXX										0	0
4. 2002	XXX	XXX									0	0
5. 2003	XXX	XXX	XXX								0	0
6. 2004	XXX	XXX	XXX	XXX							0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior											0	0
2. 2000											0	0
3. 2001	XXX										0	0
4. 2002	XXX	XXX									0	0
5. 2003	XXX	XXX	XXX								0	0
6. 2004	XXX	XXX	XXX	XXX							0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior	103	80	82	69	67	67	67	67	235	195	(40)	128
2. 2000	26	32	23	27	92	90	90	90	90	90	0	0
3. 2001	XXX	18	7	10	28	28	27	27	27	27	0	(1)
4. 2002	XXX	XXX	15	3	1	0	0	0	0	0	0	(0)
5. 2003	XXX	XXX	XXX	13	1	0					0	0
6. 2004	XXX	XXX	XXX	XXX	21	2	1	1	1	1	0	(0)
7. 2005	XXX	XXX	XXX	XXX	XXX	50	23	56	36	31	(6)	(25)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	128	101	80	70	(9)	(30)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	129	59	19	(41)	(110)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	238	88	(150)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	270	XXX	XXX
										12. Totals	(246)	(38)

SCHEDULE P - PART 2R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	29	90	82	81	64	66	66	39	39	39	0	0
2. 2000	14	7	7	2							0	0
3. 2001	XXX	8	6	2							0	0
4. 2002	XXX	XXX	1	(1)							0	0
5. 2003	XXX	XXX	XXX	0				7			0	(7)
6. 2004	XXX	XXX	XXX	XXX	40			21			0	(21)
7. 2005	XXX	XXX	XXX	XXX	XXX	21		25	60	55	(6)	30
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	57	97	47	42	(6)	(55)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	37	26		(26)	(37)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	XXX	XXX
										12. Totals	(37)	(91)

SCHEDULE P - PART 2S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

NONE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

SCHEDULE P - PART 2T - WARRANTY

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

NONE

SCHEDULE P - PART 3A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000											0
2. 2000												
3. 2001	XXX											
4. 2002	XXX	XXX										
5. 2003	XXX	XXX	XXX									0
6. 2004	XXX	XXX	XXX	XXX								
7. 2005	XXX	XXX	XXX	XXX	XXX							
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	359	680	44	9
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	69	7	1

SCHEDULE P - PART 3B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11	12
1. Prior	000	542	722	771	799	1,197	1,197	1,197	1,197	1,197	2,907	1,020
2. 2000	712	1,831	2,387	2,712	2,713	2,720	2,720	2,720	2,720	2,720	442	189
3. 2001	XXX	861	1,916	2,335	2,917	3,081	3,081	3,081	3,081	3,081	431	129
4. 2002	XXX	XXX	466	787	1,150	1,199	1,199	1,199	1,199	1,199	203	62
5. 2003	XXX	XXX	XXX	1	1	1	1	1	1	1	0	2
6. 2004	XXX	XXX	XXX	XXX	1	1	1	1	1	1	1	1
7. 2005	XXX	XXX	XXX	XXX	XXX							
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22		

SCHEDULE P - PART 3C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11	12
1. Prior	000	1,214	2,233	2,879	3,063	3,134	3,154	3,157	3,156	3,147	3,001	2,114
2. 2000	1,482	2,552	4,215	5,103	6,129	6,554	6,841	6,876	6,906	6,885	1,405	1,247
3. 2001	XXX	1,085	3,234	5,486	6,489	7,052	7,308	7,314	7,403	7,374	710	640
4. 2002	XXX	XXX	792	1,488	2,514	3,121	3,207	3,353	3,393	3,406	195	128
5. 2003	XXX	XXX	XXX	326	901	1,550	1,916	2,059	2,190	2,192	234	40
6. 2004	XXX	XXX	XXX	XXX	738	1,953	3,375	4,479	4,638	4,697	509	59
7. 2005	XXX	XXX	XXX	XXX	XXX	1,408	3,533	5,948	7,550	8,295	717	100
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	1,536	3,525	6,101	7,779	781	150
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,088	4,963	7,263	739	249
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,115	5,274	599	410
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,401	367	344

SCHEDULE P - PART 3D - WORKERS' COMPENSATION

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11	12
1. Prior	000	4,357	7,522	9,501	10,061	11,014	12,014	12,151	12,488	12,810	16,776	3,799
2. 2000	3,480	8,861	10,122	11,897	12,554	13,021	13,569	13,669	13,906	13,959	5,364	883
3. 2001	XXX	2,913	7,438	9,497	9,866	10,466	10,803	11,028	11,173	11,314	4,949	1,195
4. 2002	XXX	XXX	3,893	8,412	10,540	11,834	12,646	12,928	13,106	13,277	2,211	483
5. 2003	XXX	XXX	XXX	3,938	9,119	11,827	13,665	14,835	15,799	16,370	1,865	475
6. 2004	XXX	XXX	XXX	XXX	4,715	10,192	13,083	14,593	15,235	15,664	1,842	495
7. 2005	XXX	XXX	XXX	XXX	XXX	4,959	10,309	12,775	14,237	15,051	1,607	385
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	4,685	9,295	11,676	13,160	1,459	424
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,349	9,727	12,229	1,309	378
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,335	10,070	1,235	412
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,249	741	364

SCHEDULE P - PART 3E - COMMERCIAL MULTIPLE PERIL

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11	12
1. Prior	000	2,031	3,541	5,136	5,917	6,338	7,265	7,472	7,545	7,579	5,057	3,401
2. 2000	1,633	3,291	4,129	4,986	5,196	5,475	5,704	5,822	5,888	5,924	1,152	541
3. 2001	XXX	2,749	4,858	6,196	7,542	8,224	8,565	8,627	8,835	8,971	1,051	421
4. 2002	XXX	XXX	2,514	4,531	5,765	6,727	7,265	7,506	7,642	7,696	746	286
5. 2003	XXX	XXX	XXX	3,678	5,731	7,097	8,078	8,831	9,300	9,971	605	322
6. 2004	XXX	XXX	XXX	XXX	4,333	7,776	9,479	11,628	13,486	14,841	656	378
7. 2005	XXX	XXX	XXX	XXX	XXX	4,664	9,602	12,017	14,799	16,441	904	455
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	6,293	9,937	12,470	14,301	785	456
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,485	9,296	11,485	642	477
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,810	13,736	687	425
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,331	318	211

SCHEDULE P - PART 3F - SECTION 1 - MEDICAL PROFESSIONAL LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009		
1. Prior	000	281	303	324	328	326	321	324	322	322	13	56
2. 2000		2	11	54	90	93	94	105	168	168	3	7
3. 2001	XXX	0	1	7	22	26	8	8	8	8	1	7
4. 2002	XXX	XXX		2	14	87	121	139	139	139	2	4
5. 2003	XXX	XXX	XXX	1	24	31	95	28	29	29	2	6
6. 2004	XXX	XXX	XXX	XXX		3	44	59	72	64	1	5
7. 2005	XXX	XXX	XXX	XXX	XXX		1	30	35	134	0	1
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX			38	52	1	3
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			6		2
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3F - SECTION 2 - MEDICAL PROFESSIONAL LIABILITY - CLAIMS-MADE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	204	336	460	459	463	463	463	463	463	25	93
2. 2000	14	162	440	581	623	667	667	667	667	667	8	23
3. 2001	XXX	27	286	701	907	894	896	896	899	899	7	25
4. 2002	XXX	XXX	21	267	704	979	1,032	1,072	1,072	1,072	9	31
5. 2003	XXX	XXX	XXX	61	368	1,080	1,341	1,403	1,430	1,436	12	34
6. 2004	XXX	XXX	XXX	XXX	79	298	493	675	676	676	8	29
7. 2005	XXX	XXX	XXX	XXX	XXX	28	181	511	542	544	5	16
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	13	193	327	435	3	17
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12	101	338	3	8
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	58	221	1	11
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8		3

SCHEDULE P - PART 3G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000										XXX	XXX
2. 2000											XXX	XXX
3. 2001	XXX										XXX	XXX
4. 2002	XXX	XXX									XXX	XXX
5. 2003	XXX	XXX	XXX								XXX	XXX
6. 2004	XXX	XXX	XXX	XXX							XXX	XXX
7. 2005	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	8	28	28	29	XXX	XXX
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	39	91	69	XXX	XXX
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	73	174	XXX	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	86	XXX	XXX

SCHEDULE P - PART 3H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	3,378	6,581	9,611	12,095	14,219	15,781	17,641	18,721	19,778	1,510	1,760
2. 2000	146	848	2,153	3,633	4,455	5,205	6,209	6,664	6,860	7,215	211	292
3. 2001	XXX	160	734	1,625	2,867	3,622	3,873	4,180	4,570	4,703	188	211
4. 2002	XXX	XXX	228	831	2,214	3,862	4,540	4,825	5,217	5,478	171	208
5. 2003	XXX	XXX	XXX	258	1,016	2,106	3,658	4,547	5,014	5,199	148	112
6. 2004	XXX	XXX	XXX	XXX	273	1,370	3,192	4,340	5,563	6,222	271	165
7. 2005	XXX	XXX	XXX	XXX	XXX	647	2,223	5,543	8,203	9,731	376	218
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	819	2,047	4,908	7,236	326	226
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	566	2,092	4,629	300	229
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	678	2,684	218	346
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	667	65	274

SCHEDULE P - PART 3H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	686	1,501	1,794	1,949	2,067	2,084	2,088	2,104	2,106	184	789
2. 2000	210	974	1,374	1,613	1,730	1,679	1,693	1,700	1,760	1,760	43	110
3. 2001	XXX	285	1,250	1,810	2,163	2,201	2,261	2,282	2,286	2,290	49	117
4. 2002	XXX	XXX	(6)	232	438	525	636	638	661	666	31	81
5. 2003	XXX	XXX	XXX	26	124	186	280	282	282	282	5	26
6. 2004	XXX	XXX	XXX	XXX	95	362	425	459	456	456	12	51
7. 2005	XXX	XXX	XXX	XXX	XXX	152	386	593	671	705	39	83
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	251	829	1,027	1,061	75	73
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	545	951	1,688	74	97
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	361	874	47	99
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	256	28	95

SCHEDULE P - PART 3I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Containment Expenses Reported at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	1,819	2,322	XXX	XXX
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,539	4,684	XXX	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,647	XXX	XXX

SCHEDULE P - PART 3J - AUTO PHYSICAL DAMAGE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	737	666	2,188	849
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,462	3,108	348	166
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,733	257	121

SCHEDULE P - PART 3K - FIDELITY/SURETY

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	30	40	XXX	XXX
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	XXX	XXX

SCHEDULE P - PART 3L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3M - INTERNATIONAL

NONE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000										XXX	XXX
2. 2000											XXX	XXX
3. 2001	XXX										XXX	XXX
4. 2002	XXX	XXX									XXX	XXX
5. 2003	XXX	XXX	XXX								XXX	XXX
6. 2004	XXX	XXX	XXX	XXX							XXX	XXX
7. 2005	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
1. Prior	000										XXX	XXX
2. 2000											XXX	XXX
3. 2001	XXX										XXX	XXX
4. 2002	XXX	XXX									XXX	XXX
5. 2003	XXX	XXX	XXX								XXX	XXX
6. 2004	XXX	XXX	XXX	XXX							XXX	XXX
7. 2005	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior	000										XXX	XXX
2. 2000											XXX	XXX
3. 2001	XXX										XXX	XXX
4. 2002	XXX	XXX									XXX	XXX
5. 2003	XXX	XXX	XXX								XXX	XXX
6. 2004	XXX	XXX	XXX	XXX							XXX	XXX
7. 2005	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior	000										XXX	XXX
2. 2000											XXX	XXX
3. 2001	XXX										XXX	XXX
4. 2002	XXX	XXX									XXX	XXX
5. 2003	XXX	XXX	XXX								XXX	XXX
6. 2004	XXX	XXX	XXX	XXX							XXX	XXX
7. 2005	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009		
1. Prior	000	32	67	67	67	67	67	67	85	188	5	5
2. 2000		10	17	18	90	90	90	90	90	90	2	1
3. 2001	XXX	1	1	5	27	27	27	27	27	27	1	0
4. 2002	XXX	XXX	0	0	0	0	0	0	0	0	0	
5. 2003	XXX	XXX	XXX									1
6. 2004	XXX	XXX	XXX	XXX	1	1	1	1	1	1	0	
7. 2005	XXX	XXX	XXX	XXX	XXX	1	4	33	33	29	1	1
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	7	36	42	47	4	4
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	11	14	3	1
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17	17	1	0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7	1	1

SCHEDULE P - PART 3R-SECTION 2 - PRODUCTS LIABILITY- CLAIMS-MADE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	53	62	66	64	66	66	39	39	39	9	13
2. 2000												
3. 2001	XXX											0
4. 2002	XXX	XXX										
5. 2003	XXX	XXX	XXX									
6. 2004	XXX	XXX	XXX	XXX								
7. 2005	XXX	XXX	XXX	XXX	XXX				44	44		
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				12		
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

NONE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3T - WARRANTY

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000				
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 4A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	113	15
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14

SCHEDULE P - PART 4B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years in Which Losses Were Incurred	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	867	646	429	79	18					
2. 2000	313	446	135	23	11					
3. 2001	XXX	655	191	56	30					
4. 2002	XXX	XXX	357	59	30					
5. 2003	XXX	XXX	XXX	3						
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8

SCHEDULE P - PART 4C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years in Which Losses Were Incurred	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	703	416	268	84	20	1	2			
2. 2000	1,731	754	596	217	55	15	40	0		
3. 2001	XXX	2,397	547	260	182	71	(36)	26	17	17
4. 2002	XXX	XXX	1,152	290	228	109	68	94	8	
5. 2003	XXX	XXX	XXX	1,104	548	208	67	18	12	1
6. 2004	XXX	XXX	XXX	XXX	2,821	1,237	296	141	32	10
7. 2005	XXX	XXX	XXX	XXX	XXX	4,008	1,852	867	356	135
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	6,021	3,171	1,333	402
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,790	3,945	1,345
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,736	3,925
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,657

SCHEDULE P - PART 4D - WORKERS' COMPENSATION

Years in Which Losses Were Incurred	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	7,142	2,778	2,040	1,634	1,350	889	826	812	682	544
2. 2000	7,199	3,757	1,050	(94)	(120)	354	266	142	73	120
3. 2001	XXX	6,209	3,478	1,998	1,834	585	677	362	161	119
4. 2002	XXX	XXX	6,971	2,826	1,409	1,015	671	657	471	540
5. 2003	XXX	XXX	XXX	7,611	3,454	2,953	2,319	1,642	1,162	899
6. 2004	XXX	XXX	XXX	XXX	11,224	5,567	3,402	2,254	1,388	1,086
7. 2005	XXX	XXX	XXX	XXX	XXX	10,763	6,477	4,277	2,669	1,495
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	9,974	6,267	3,551	2,671
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,132	5,423	3,258
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,373	5,338
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16,313

SCHEDULE P - PART 4E - COMMERCIAL MULTIPLE PERIL

Years in Which Losses Were Incurred	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	1,831	1,019	607	669	536	384	525	255	185	166
2. 2000	2,119	903	412	334	109	126	73	108	86	74
3. 2001	XXX	2,695	1,190	605	360	275	156	271	212	119
4. 2002	XXX	XXX	2,454	1,623	983	524	329	270	168	138
5. 2003	XXX	XXX	XXX	4,305	2,922	1,413	988	615	426	336
6. 2004	XXX	XXX	XXX	XXX	7,024	4,597	2,895	2,109	1,544	1,336
7. 2005	XXX	XXX	XXX	XXX	XXX	10,903	5,710	4,279	2,511	1,749
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	10,156	8,223	5,179	2,973
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,984	8,250	5,304
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,056	6,445
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,864

SCHEDULE P - PART 4F - SECTION 1 - MEDICAL PROFESSIONAL LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	166	49	18	23	6	9	34	22	15	11
2. 2000	142	64	33	16	21	9	29	19	13	10
3. 2001	XXX	140	80	59	41	10	25	18	11	8
4. 2002	XXX	XXX	157	103	91	37	41	31	19	13
5. 2003	XXX	XXX	XXX	196	184	132	67	44	31	23
6. 2004	XXX	XXX	XXX	XXX	259	200	157	108	60	30
7. 2005	XXX	XXX	XXX	XXX	XXX	290	234	158	110	69
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	318	265	202	147
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	247	207	157
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	233	194
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	171

SCHEDULE P - PART 4F - SECTION 2 - MEDICAL PROFESSIONAL LIABILITY - CLAIMS-MADE

1. Prior	148	31	1	13	1	5	2			
2. 2000	394	187	32	21	13	2	(0)			
3. 2001	XXX	653	291	28	31	5	1			
4. 2002	XXX	XXX	774	324	99	65	30	1		
5. 2003	XXX	XXX	XXX	866	513	137	45	12	1	0
6. 2004	XXX	XXX	XXX	XXX	1,042	565	108	11		
7. 2005	XXX	XXX	XXX	XXX	XXX	1,213	820	167	108	31
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	1,301	682	71	71
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,081	443	31
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,028	495
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	996

SCHEDULE P - PART 4G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	6	2	0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	116	42	41
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	247	126
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	351

SCHEDULE P - PART 4H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	4,057	1,919	2,130	2,445	2,385	1,760	1,680	1,948	2,067	1,429
2. 2000	2,378	1,615	933	700	701	630	604	448	606	504
3. 2001	XXX	3,421	1,569	832	710	584	532	350	418	291
4. 2002	XXX	XXX	2,717	1,479	1,002	601	653	429	321	308
5. 2003	XXX	XXX	XXX	4,601	2,810	1,286	880	571	491	437
6. 2004	XXX	XXX	XXX	XXX	6,733	4,661	3,045	1,529	751	620
7. 2005	XXX	XXX	XXX	XXX	XXX	8,352	5,839	2,981	1,754	1,140
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	8,878	6,216	3,876	2,608
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,348	7,296	4,820
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13,358	10,546
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16,413

SCHEDULE P - PART 4H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	876	324	104	168	148	101	91	106	113	0
2. 2000	1,122	507	176	137	74	53	26	22	12	
3. 2001	XXX	1,091	325	195	126	74	44	22	13	9
4. 2002	XXX	XXX	419	189	153	97	60	39	33	6
5. 2003	XXX	XXX	XXX	187	122	50	34	22	19	
6. 2004	XXX	XXX	XXX	XXX	367	242	136	87	37	
7. 2005	XXX	XXX	XXX	XXX	XXX	1,718	1,142	620	289	132
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	3,819	2,683	1,464	697
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,552	2,819	1,439
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,612	1,419
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,234

SCHEDULE P - PART 4I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,656	355	55
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	698	104
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	494

SCHEDULE P - PART 4J - AUTO PHYSICAL DAMAGE

	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	561	109	78
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	324	59
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	522

SCHEDULE P - PART 4K - FIDELITY/SURETY

	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	140	24	43
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	181	86
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	146

SCHEDULE P - PART 4L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4M - INTERNATIONAL

	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	32	15	16	2		0	1		17	2
2. 2000	25	15	5	2	2	0	0			
3. 2001	XXX	17	6	0	1	2	0	1		
4. 2002	XXX	XXX	14	3	0	0	0	0		0
5. 2003	XXX	XXX	XXX	13	1	0				
6. 2004	XXX	XXX	XXX	XXX	20	1	0	0		0
7. 2005	XXX	XXX	XXX	XXX	XXX	41	12	11	4	1
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	86	53	15	8
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	123	40	5
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	211	60
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	249

SCHEDULE P - PART 4R-SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	7	31	20							
2. 2000	15	7	7	2						
3. 2001	XXX	8	6	2						
4. 2002	XXX	XXX	1	(1)						
5. 2003	XXX	XXX	XXX	0				7		
6. 2004	XXX	XXX	XXX	XXX	40			21		
7. 2005	XXX	XXX	XXX	XXX	XXX	21		25	17	11
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	57	97	47	30
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	37	26	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2

SCHEDULE P - PART 4S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4T - WARRANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 5A - HOMEOWNERS/FARMOWNERS

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12	44
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	31	2
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							0
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	49	56
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11

SCHEDULE P - PART 5B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	152	26	4	1	(1)	0	1	1	0	501
2. 2000	257	414	430	435	436	436	436	437	437	442
3. 2001	XXX	288	409	426	430	431	431	431	431	431
4. 2002	XXX	XXX	156	194	203	203	203	203	203	203
5. 2003	XXX	XXX	XXX	0	0	0	0	0	0	0
6. 2004	XXX	XXX	XXX	XXX	1	1	1	1	1	1
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	48	5	21	9	8		1			
2. 2000	167	4	12	1	1					
3. 2001	XXX	14	32	8	1	1		0		
4. 2002	XXX	XXX	56	15	1	1				
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	55	9	23	2	(0)	(3)				
2. 2000	531	589	619	621	621	621	621	622	622	631
3. 2001	XXX	369	557	560	560	560	560	560	560	560
4. 2002	XXX	XXX	254	265	266	266	266	266	266	266
5. 2003	XXX	XXX	XXX	2	2	2	2	2	2	2
6. 2004	XXX	XXX	XXX	XXX	2	2	2	2	2	2
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	562	183	76	26	17	6	5	3	1	1
2. 2000	592	1,149	1,337	1,413	1,443	1,459	1,459	1,460	1,461	1,405
3. 2001	XXX	373	610	676	703	713	713	715	716	710
4. 2002	XXX	XXX	117	158	175	188	190	192	195	195
5. 2003	XXX	XXX	XXX	233	341	226	229	232	233	234
6. 2004	XXX	XXX	XXX	XXX	289	469	494	507	511	509
7. 2005	XXX	XXX	XXX	XXX	XXX	357	653	697	715	717
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	414	718	770	781
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	438	713	739
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	368	599
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	367

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	268	128	61	31	14	14	6	2	2	2
2. 2000	649	295	133	60	28	9	4	2	2	1
3. 2001	XXX	403	141	63	28	14	8	3	2	2
4. 2002	XXX	XXX	76	30	13	8	6	3	1	1
5. 2003	XXX	XXX	XXX	105	32	11	6	2	1	0
6. 2004	XXX	XXX	XXX	XXX	154	39	20	6	2	2
7. 2005	XXX	XXX	XXX	XXX	XXX	289	67	32	17	5
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	310	82	40	20
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	324	113	60
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	367	133
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	414

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	2,096	681	495	478	476	475	472	471	477	
2. 2000		2,345	2,424	2,449	2,464	2,471	2,471	2,471	2,477	2,653
3. 2001	XXX		1,298	1,325	1,333	1,336	1,336	1,336	1,337	1,353
4. 2002	XXX	XXX		307	313	322	324	324	325	324
5. 2003	XXX	XXX	XXX		418	290	294	294	294	274
6. 2004	XXX	XXX	XXX	XXX		634	668	674	676	569
7. 2005	XXX	XXX	XXX	XXX	XXX		888	950	962	822
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX		964	1,021	951
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1,074	1,049
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	982	1,142
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,125

SCHEDULE P - PART 5D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	2,010	(78)	102	62	30	22	15	13	8	5
2. 2000	3,022	4,799	5,109	5,222	5,285	5,313	5,336	5,349	5,358	5,364
3. 2001	XXX	2,920	4,536	4,757	4,847	4,890	4,913	4,932	4,941	4,949
4. 2002	XXX	XXX	1,293	2,008	2,121	2,168	2,190	2,204	2,208	2,211
5. 2003	XXX	XXX	XXX	908	1,684	1,780	1,827	1,855	1,863	1,865
6. 2004	XXX	XXX	XXX	XXX	921	1,677	1,767	1,818	1,834	1,842
7. 2005	XXX	XXX	XXX	XXX	XXX	800	1,469	1,558	1,587	1,607
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	732	1,353	1,428	1,459
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	655	1,219	1,309
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	643	1,235
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	741

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	592	302	192	133	97	76	63	50	45	40
2. 2000	2,250	557	288	172	106	78	58	43	34	28
3. 2001	XXX	1,708	424	215	126	84	65	47	37	29
4. 2002	XXX	XXX	790	213	107	60	38	24	20	15
5. 2003	XXX	XXX	XXX	820	192	103	58	29	20	16
6. 2004	XXX	XXX	XXX	XXX	785	200	99	49	31	24
7. 2005	XXX	XXX	XXX	XXX	XXX	749	165	78	47	27
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	710	146	74	39
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	663	170	81
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	731	197
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,233

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	741	571	17	16	7	5	2	2	1	
2. 2000	6,008	6,777	6,825	6,835	6,846	6,849	6,853	6,855	6,856	6,276
3. 2001	XXX	5,971	6,477	6,503	6,514	6,519	6,523	6,530	6,533	6,173
4. 2002	XXX	XXX	2,476	2,726	2,741	2,745	2,749	2,750	2,751	2,709
5. 2003	XXX	XXX	XXX	2,069	2,326	2,341	2,350	2,354	2,355	2,356
6. 2004	XXX	XXX	XXX	XXX	2,063	2,333	2,353	2,362	2,359	2,361
7. 2005	XXX	XXX	XXX	XXX	XXX	1,848	2,022	2,038	2,017	2,019
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	1,790	1,958	1,921	1,922
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,654	1,760	1,768
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,680	1,844
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,338

SCHEDULE P - PART 5E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	369	104	47	36	33	33	16	15	42	90
2. 2000	648	1,045	1,095	1,119	1,136	1,143	1,149	1,150	1,155	1,152
3. 2001	XXX	685	948	997	1,022	1,041	1,050	1,053	1,059	1,051
4. 2002	XXX	XXX	487	691	722	743	752	757	762	746
5. 2003	XXX	XXX	XXX	434	614	646	663	674	684	605
6. 2004	XXX	XXX	XXX	XXX	438	694	739	769	814	656
7. 2005	XXX	XXX	XXX	XXX	XXX	514	788	843	882	904
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	428	642	712	785
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	396	599	642
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	461	687
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	318

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	232	148	119	105	109	69	55	48	40	33
2. 2000	355	94	54	34	19	13	7	7	4	3
3. 2001	XXX	270	94	61	40	25	16	13	10	6
4. 2002	XXX	XXX	219	65	41	25	14	8	6	3
5. 2003	XXX	XXX	XXX	198	69	45	28	21	50	11
6. 2004	XXX	XXX	XXX	XXX	303	119	99	82	74	32
7. 2005	XXX	XXX	XXX	XXX	XXX	341	137	130	103	58
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	281	147	156	93
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	279	229	167
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	378	122
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	191

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	450	83	89	71	78	61	48	45	47	
2. 2000	1,299	1,624	1,670	1,688	1,699	1,715	1,724	1,728	1,748	1,697
3. 2001	XXX	1,225	1,441	1,481	1,503	1,522	1,528	1,532	1,547	1,478
4. 2002	XXX	XXX	904	1,042	1,074	1,096	1,110	1,117	1,123	1,035
5. 2003	XXX	XXX	XXX	817	953	980	992	999	1,052	938
6. 2004	XXX	XXX	XXX	XXX	967	1,172	1,227	1,265	1,333	1,067
7. 2005	XXX	XXX	XXX	XXX	XXX	1,120	1,326	1,403	1,465	1,416
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	942	1,127	1,270	1,334
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	874	1,166	1,285
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,104	1,234
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	721

SCHEDULE P - PART 5F - MEDICAL PROFESSIONAL LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	2	2	1	1						
2. 2000			0	1	2	2	2	2	3	3
3. 2001	XXX				0	1	1	1	1	1
4. 2002	XXX	XXX				0	1	2	2	2
5. 2003	XXX	XXX	XXX			1	1	2	2	2
6. 2004	XXX	XXX	XXX	XXX			0	1	1	1
7. 2005	XXX	XXX	XXX	XXX	XXX			0	0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX			1	1
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	11	3	3	1	1	1	0	1		
2. 2000	0	2	4	4	1	1	0	0		
3. 2001	XXX	1	2	3	2	1				
4. 2002	XXX	XXX	1	1	3	3	1			
5. 2003	XXX	XXX	XXX	1	1	3	2	0		
6. 2004	XXX	XXX	XXX	XXX		2	2	1	0	
7. 2005	XXX	XXX	XXX	XXX	XXX	1	1	1	1	1
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX		1	1	1
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1	2
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	9	1	2	1		0	0	1		
2. 2000	0	2	6	8	8	9	9	9	9	9
3. 2001	XXX	1	3	6	8	8	8	8	8	8
4. 2002	XXX	XXX	1	2	4	6	6	6	6	6
5. 2003	XXX	XXX	XXX	1	3	6	8	8	8	8
6. 2004	XXX	XXX	XXX	XXX		2	5	5	5	5
7. 2005	XXX	XXX	XXX	XXX	XXX	1	1	2	3	3
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	0	1	3	5
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1	4
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	1
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5F - MEDICAL PROFESSIONAL LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	5	4	2	2	1					
2. 2000		1	3	6	8	8	8	8	8	8
3. 2001	XXX	0	1	4	7	7	7	7	7	7
4. 2002	XXX	XXX	1	1	5	8	9	9	9	9
5. 2003	XXX	XXX	XXX	0	1	5	9	11	11	12
6. 2004	XXX	XXX	XXX	XXX		1	4	7	8	8
7. 2005	XXX	XXX	XXX	XXX	XXX	0	1	4	5	5
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX		1	3	3
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	1	3
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	1
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	17	7	3	2	0	0	0			
2. 2000	24	11	7	2	0					
3. 2001	XXX	24	16	8	1	0				
4. 2002	XXX	XXX	27	17	6	2	1	0		
5. 2003	XXX	XXX	XXX	30	15	8	3	1	0	
6. 2004	XXX	XXX	XXX	XXX	25	12	5	1		
7. 2005	XXX	XXX	XXX	XXX	XXX	13	7	2	0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	10	4	2	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8	5	2
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	5
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	3	(1)								
2. 2000	29	31	31	31	31	31	31	31	31	31
3. 2001	XXX	29	32	32	32	32	32	32	32	32
4. 2002	XXX	XXX	33	39	41	41	41	41	41	41
5. 2003	XXX	XXX	XXX	38	44	45	46	46	46	46
6. 2004	XXX	XXX	XXX	XXX	34	36	37	37	37	37
7. 2005	XXX	XXX	XXX	XXX	XXX	19	21	21	21	21
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	18	20	20	20
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	13	13
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15	17
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12

SCHEDULE P - PART 5H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	188	140	88	94	65	76	32	29	27	74
2. 2000	55	117	144	173	189	199	210	219	223	211
3. 2001	XXX	54	112	149	177	193	204	211	215	188
4. 2002	XXX	XXX	56	122	157	187	202	211	215	171
5. 2003	XXX	XXX	XXX	47	112	145	173	191	200	148
6. 2004	XXX	XXX	XXX	XXX	81	219	274	302	320	271
7. 2005	XXX	XXX	XXX	XXX	XXX	99	213	267	302	376
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	83	197	249	326
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	97	216	300
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	96	218
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	65

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	461	328	343	291	265	152	134	126	113	101
2. 2000	122	93	77	49	37	39	32	29	41	51
3. 2001	XXX	112	96	86	47	28	24	20	18	20
4. 2002	XXX	XXX	138	94	59	28	27	20	21	25
5. 2003	XXX	XXX	XXX	94	67	50	31	21	16	14
6. 2004	XXX	XXX	XXX	XXX	138	88	66	41	30	20
7. 2005	XXX	XXX	XXX	XXX	XXX	169	99	76	51	30
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	147	95	67	37
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	157	93	63
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	203	192
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	288

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	492	410	428	478	446	353	283	214	155	
2. 2000	220	375	438	508	559	617	670	722	771	554
3. 2001	XXX	243	377	497	590	637	665	687	714	418
4. 2002	XXX	XXX	297	415	508	553	601	636	663	404
5. 2003	XXX	XXX	XXX	196	314	355	381	401	415	274
6. 2004	XXX	XXX	XXX	XXX	360	544	603	624	640	455
7. 2005	XXX	XXX	XXX	XXX	XXX	442	578	629	655	624
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	471	615	659	588
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	463	604	592
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	477	755
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	626

SCHEDULE P - PART 5H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	27	11	8	5	5	1	1			0
2. 2000	4	17	30	38	41	42	42	43	44	43
3. 2001	XXX	1	17	35	47	47	48	49	50	49
4. 2002	XXX	XXX	3	16	27	29	31	31	31	31
5. 2003	XXX	XXX	XXX	2	6	10	11	11	11	5
6. 2004	XXX	XXX	XXX	XXX	1	9	13	14	14	12
7. 2005	XXX	XXX	XXX	XXX	XXX	12	27	33	35	39
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	31	56	63	75
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	44	71	74
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	36	47
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	83	38	19	10	3	2	1	1	1	0
2. 2000	108	54	23	9	3	2	1	1		
3. 2001	XXX	119	58	25	8	6	2	2	0	0
4. 2002	XXX	XXX	63	27	8	5	2	1	1	1
5. 2003	XXX	XXX	XXX	15	6	1	0	0		
6. 2004	XXX	XXX	XXX	XXX	29	6	3	1	1	
7. 2005	XXX	XXX	XXX	XXX	XXX	41	13	4	0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	56	12	3	2
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	76	24	10
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	74	19
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	68

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	1	0	1	1	0					
2. 2000	142	156	156	156	157	157	157	157	158	153
3. 2001	XXX	146	161	166	167	168	168	169	169	167
4. 2002	XXX	XXX	99	111	113	113	113	113	113	112
5. 2003	XXX	XXX	XXX	30	48	50	50	51	51	31
6. 2004	XXX	XXX	XXX	XXX	63	70	70	71	71	63
7. 2005	XXX	XXX	XXX	XXX	XXX	116	124	125	125	122
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	154	161	162	151
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	214	219	181
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	204	165
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	191

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior		1	1							
2. 2000	1	1	2	2	2	2	2	2	2	2
3. 2001	XXX	1	1	1	1	1	1	1	1	1
4. 2002	XXX	XXX	0	0	0	0	0	0	0	0
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2005	XXX	XXX	XXX	XXX	XXX			1	1	1
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	2	3	4	4
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	2	3
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	3	1	0		0				0	0
2. 2000	0	1		0						
3. 2001	XXX			1						
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX			0				
6. 2004	XXX	XXX	XXX	XXX	0					
7. 2005	XXX	XXX	XXX	XXX	XXX	1	1	1		
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	1	1	0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	1				0	(0)				
2. 2000	1	2	2	3	3	3	3	3	3	3
3. 2001	XXX	1	1	1	1	1	1	1	1	1
4. 2002	XXX	XXX	0	0	0	0	0	0	0	0
5. 2003	XXX	XXX	XXX		0	1	1	1	1	1
6. 2004	XXX	XXX	XXX	XXX	1	0	0	0	0	0
7. 2005	XXX	XXX	XXX	XXX	XXX	1	1	2	2	2
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	5	8	8	8
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3	4	4
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	3
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	0		0				0			
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	1	1	1	0	0	0				
2. 2000										
3. 2001	XXX		0							
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	0	(1)								
2. 2000										
3. 2001	XXX		0	0	0	0	0	0	0	0
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5T - WARRANTY

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5T - WARRANTY

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5T - WARRANTY

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 6C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	
1. Prior	473	(180)	3	3	(2)					0	
2. 2000	14,326	14,189	14,111	14,070	14,072	14,072	14,072	14,072	14,072	14,072	
3. 2001	XXX	12,413	12,012	11,938	11,935	11,936	11,936	11,936	11,936	11,936	
4. 2002	XXX	XXX	6,527	6,506	6,501	6,501	6,501	6,501	6,501	6,501	
5. 2003	XXX	XXX	XXX	3,504	3,515	3,547	3,547	3,547	3,547	3,547	
6. 2004	XXX	XXX	XXX	XXX	17,198	17,350	17,358	17,358	17,358	17,358	
7. 2005	XXX	XXX	XXX	XXX	XXX	18,192	19,207	19,215	19,216	19,180	(35)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	19,705	20,767	20,789	20,809	20
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	21,689	22,794	22,793	(1)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	23,031	23,958	927
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	25,315	25,315
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	26,225
13. Earned Prems.(P-Pt 1)	14,799	12,096	6,051	4,876	11,515	18,377	20,729	22,758	24,159	26,225	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	
1. Prior	274	(106)	3	2	(1)					0	
2. 2000	9,467	9,386	9,354	9,339	9,339	9,339	9,339	9,339	9,339	9,339	
3. 2001	XXX	4,028	3,917	3,900	3,899	3,899	3,899	3,899	3,899	3,899	
4. 2002	XXX	XXX	1,072	1,068	1,068	1,068	1,068	1,068	1,068	1,068	
5. 2003	XXX	XXX	XXX	246	247	256	256	256	256	256	
6. 2004	XXX	XXX	XXX	XXX	8,315	8,325	8,326	8,326	8,326	8,326	
7. 2005	XXX	XXX	XXX	XXX	XXX	3,412	3,508	3,508	3,508	3,504	(4)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	2,755	2,887	2,890	2,892	2
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,634	2,775	2,774	(0)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,920	3,029	109
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,973	2,973
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,080
13. Earned Prems.(P-Pt 1)	9,741	3,841	933	1,118	2,629	3,431	2,851	2,766	3,063	3,080	XXX

SCHEDULE P - PART 6D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	
1. Prior	1,494	409	(121)	(44)	3	(2)	12	29		10	10
2. 2000	39,319	43,812	43,968	43,845	43,785	43,767	43,794	43,816	43,824	43,868	43
3. 2001	XXX	40,405	43,164	43,142	43,103	43,094	43,155	43,204	43,217	43,263	45
4. 2002	XXX	XXX	30,769	32,011	31,995	31,999	32,008	32,027	32,015	32,015	
5. 2003	XXX	XXX	XXX	36,287	38,758	38,721	38,701	38,696	38,689	38,689	
6. 2004	XXX	XXX	XXX	XXX					(12)	(13)	(1)
7. 2005	XXX	XXX	XXX	XXX	XXX				(54)	(58)	(4)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX			(19)	(31)	(12)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX		3,078	3,014	(64)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	33,269	34,876	1,607
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	52,388	52,388
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	54,012
13. Earned Prems.(P-Pt 1)	37,591	43,863	32,641	35,724	41,695	40,084	35,736	33,819	36,289	54,012	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	
1. Prior	492	258	(57)	(28)	(2)	(1)	1	3	3	1	1
2. 2000	19,586	22,129	22,169	22,125	22,112	22,103	22,104	22,106	22,107	22,113	5
3. 2001	XXX	22,812	24,255	24,251	24,249	24,246	24,246	24,252	24,254	24,259	5
4. 2002	XXX	XXX	9,763	10,100	10,121	10,123	10,124	10,127	10,125	10,125	
5. 2003	XXX	XXX	XXX	11,103	11,815	11,822	11,820	11,820	11,819	11,819	
6. 2004	XXX	XXX	XXX	XXX					(1)	(1)	
7. 2005	XXX	XXX	XXX	XXX	XXX				(7)	(7)	(1)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX			(2)	(4)	(1)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX		383	375	(8)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,136	4,326	190
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,193	6,193
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,385
13. Earned Prems.(P-Pt 1)	16,021	23,789	9,467	9,755	8,193	5,365	4,316	4,093	4,512	6,385	XXX

SCHEDULE P - PART 6E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior	515	(17)	1	3					2	(3)	(3)
2. 2000	13,997	14,441	14,447	14,436	14,436	14,433	14,433	14,433	14,438	14,424	(14)
3. 2001	XXX	15,428	15,779	15,775	15,755	15,751	15,751	15,752	15,756	15,755	(1)
4. 2002	XXX	XXX	17,200	17,952	17,911	17,916	17,897	17,897	17,898	17,882	(16)
5. 2003	XXX	XXX	XXX	22,752	23,539	23,586	23,553	23,554	23,554	23,541	(13)
6. 2004	XXX	XXX	XXX	XXX	35,509	36,441	36,453	36,451	36,456	36,459	3
7. 2005	XXX	XXX	XXX	XXX	XXX	41,061	43,198	43,206	43,199	43,198	(1)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	44,295	46,312	46,326	46,337	11
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	45,048	47,063	47,129	65
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	35,982	37,486	1,504
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	26,421	26,421
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	27,957
13. Earned Prems.(P-Pt 1)	13,643	15,470	17,340	23,464	36,236	42,037	46,392	47,074	38,021	27,957	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior	239	3	13	(3)					0	(0)	(0)
2. 2000	7,220	7,304	7,332	7,330	7,330	7,329	7,329	7,329	7,330	7,328	(2)
3. 2001	XXX	5,358	5,410	5,414	5,411	5,411	5,411	5,411	5,412	5,412	
4. 2002	XXX	XXX	4,606	4,737	4,729	4,729	4,727	4,727	4,727	4,725	(2)
5. 2003	XXX	XXX	XXX	5,076	5,192	5,199	5,195	5,195	5,195	5,194	(2)
6. 2004	XXX	XXX	XXX	XXX	7,992	8,128	8,129	8,129	8,129	8,129	0
7. 2005	XXX	XXX	XXX	XXX	XXX	9,000	9,436	9,435	9,434	9,434	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	10,190	10,615	10,617	10,619	1
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,179	9,561	9,570	9
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,424	6,633	209
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,675	3,675
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,889
13. Earned Prems.(P-Pt 1)	6,589	5,060	4,481	5,179	8,097	9,142	10,621	9,604	6,809	3,889	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior	487	(5)	(5)	5	8					2	2
2. 2000	9,618	10,323	10,086	10,078	10,088	10,094	10,094	10,094	10,094	10,105	11
3. 2001	XXX	11,330	11,620	11,694	11,732	11,742	11,751	11,751	11,783	11,783	0
4. 2002	XXX	XXX	11,685	12,513	12,632	12,642	12,668	12,671	12,676	12,668	(8)
5. 2003	XXX	XXX	XXX	15,382	16,350	16,464	16,520	16,539	16,548	16,559	11
6. 2004	XXX	XXX	XXX	XXX	22,473	23,896	24,032	24,064	24,046	24,048	2
7. 2005	XXX	XXX	XXX	XXX	XXX	25,168	26,820	26,950	26,951	26,951	(0)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	24,724	26,305	26,422	26,428	6
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	26,885	28,344	28,511	167
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	36,928	39,702	2,774
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	43,950	43,950
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	46,914
13. Earned Prems.(P-Pt 1)	10,104	12,020	11,720	16,230	23,473	26,729	26,600	28,651	38,531	46,914	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior	193	4	(2)	1	2					1	1
2. 2000	3,515	3,688	3,639	3,637	3,642	3,642	3,642	3,642	3,642	3,645	2
3. 2001	XXX	3,420	3,485	3,494	3,505	3,509	3,511	3,511	3,522	3,522	
4. 2002	XXX	XXX	3,460	3,555	3,576	3,576	3,580	3,581	3,581	3,579	(2)
5. 2003	XXX	XXX	XXX	2,850	2,999	3,022	3,031	3,034	3,035	3,037	2
6. 2004	XXX	XXX	XXX	XXX	4,854	5,195	5,205	5,210	5,207	5,207	0
7. 2005	XXX	XXX	XXX	XXX	XXX	5,090	5,428	5,442	5,442	5,442	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	5,099	5,426	5,440	5,441	1
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,381	5,666	5,701	35
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,838	8,427	590
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,343	9,343
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,972
13. Earned Prems.(P-Pt 1)	3,708	3,343	3,297	3,025	4,454	5,458	5,461	5,730	8,147	9,972	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior	(92)	(3)	2							0	
2. 2000	4,710	4,757	4,773	4,751	4,752	4,752	4,752	4,752	4,752	4,752	
3. 2001	XXX	4,860	4,923	4,892	4,892	4,892	4,892	4,892	4,892	4,892	
4. 2002	XXX	XXX	2,581	2,567	2,567	2,568	2,568	2,568	2,568	2,568	
5. 2003	XXX	XXX	XXX	784	818	820	820	820	820	820	
6. 2004	XXX	XXX	XXX	XXX	1,461	1,526	1,527	1,527	1,553	1,553	
7. 2005	XXX	XXX	XXX	XXX	XXX	5,166	5,804	5,801	5,821	5,828	7
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	9,706	10,505	10,554	10,553	(1)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,128	9,717	9,882	166
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,523	6,847	324
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,169	4,169
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,665
13. Earned Prems.(P-Pt 1)	4,618	4,904	2,662	717	1,496	5,234	10,344	9,924	7,206	4,665	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior	(97)	(3)	3							0	
2. 2000	1,149	1,144	1,159	1,137	1,137	1,137	1,137	1,137	1,137	1,137	
3. 2001	XXX	2,279	2,343	2,331	2,331	2,331	2,331	2,331	2,331	2,331	
4. 2002	XXX	XXX	1,312	1,265	1,265	1,265	1,265	1,265	1,265	1,265	
5. 2003	XXX	XXX	XXX	102	106	106	106	106	106	106	
6. 2004	XXX	XXX	XXX	XXX	478	483	483	483	485	485	
7. 2005	XXX	XXX	XXX	XXX	XXX	498	557	556	558	559	1
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	868	942	946	946	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	938	997	1,024	27
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	849	902	53
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	686	686
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	767
13. Earned Prems.(P-Pt 1)	1,067	1,467	832	20	481	503	927	1,012	914	767	XXX

SCHEDULE P - PART 6M - INTERNATIONAL

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior										0	
2. 2000										0	
3. 2001	XXX									0	
4. 2002	XXX	XXX								0	
5. 2003	XXX	XXX	XXX							0	
6. 2004	XXX	XXX	XXX	XXX						0	
7. 2005	XXX	XXX	XXX	XXX	XXX					0	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior										0	
2. 2000										0	
3. 2001	XXX									0	
4. 2002	XXX	XXX								0	
5. 2003	XXX	XXX	XXX							0	
6. 2004	XXX	XXX	XXX	XXX						0	
7. 2005	XXX	XXX	XXX	XXX	XXX					0	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SCHEDULE P - PART 6N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior										0	
2. 2000										0	
3. 2001	XXX									0	
4. 2002	XXX	XXX								0	
5. 2003	XXX	XXX	XXX							0	
6. 2004	XXX	XXX	XXX	XXX						0	
7. 2005	XXX	XXX	XXX	XXX	XXX					0	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior										0	
2. 2000										0	
3. 2001	XXX									0	
4. 2002	XXX	XXX								0	
5. 2003	XXX	XXX	XXX							0	
6. 2004	XXX	XXX	XXX	XXX						0	
7. 2005	XXX	XXX	XXX	XXX	XXX					0	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

SCHEDULE P - PART 6O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior										0	
2. 2000	(1,921)	(1,921)	(1,921)	(1,921)	(1,921)	(1,921)	(1,921)	(1,921)	(1,921)	(1,921)	
3. 2001	XXX									0	
4. 2002	XXX	XXX								0	
5. 2003	XXX	XXX	XXX	845	845	845	845	845	845	845	
6. 2004	XXX	XXX	XXX	XXX	1,218	1,218	1,218	1,218	1,218	1,218	
7. 2005	XXX	XXX	XXX	XXX	XXX					0	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)			0								XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior										0	
2. 2000										0	
3. 2001	XXX									0	
4. 2002	XXX	XXX								0	
5. 2003	XXX	XXX	XXX							0	
6. 2004	XXX	XXX	XXX	XXX						0	
7. 2005	XXX	XXX	XXX	XXX	XXX					0	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)				(965)	(774)						XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	
1. Prior	(60)	1								0	
2. 2000	194	170	169	169	169	169	169	169	169	169	
3. 2001	XXX	145	138	130	130	131	131	131	131	131	
4. 2002	XXX	XXX	79	69	69	70	70	70	70	70	
5. 2003	XXX	XXX	XXX	100	102	102	102	102	102	102	
6. 2004	XXX	XXX	XXX	XXX	78	79	79	79	79	79	
7. 2005	XXX	XXX	XXX	XXX	XXX	129	138	141	141	140	(1)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	273	288	288	282	(6)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	353	376	376	(0)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	601	621	20
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	718	718
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	731
13. Earned Prems.(P-Pt 1)	134	122	70	83	80	132	282	372	624	731	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	
1. Prior	(17)	3								0	
2. 2000	51	46	45	45	45	45	45	45	45	45	
3. 2001	XXX	52	51	49	49	52	52	52	52	52	
4. 2002	XXX	XXX	25	24	24	26	26	26	26	26	
5. 2003	XXX	XXX	XXX	19	19	19	19	19	19	19	
6. 2004	XXX	XXX	XXX	XXX	15	14	14	14	14	14	
7. 2005	XXX	XXX	XXX	XXX	XXX	29	29	30	30	30	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	71	74	74	73	(1)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	73	76	76	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	95	97	3
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	98	98
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	100
13. Earned Prems.(P-Pt 1)	33	51	23	16	15	33	71	76	99	100	XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	
1. Prior	(13)									0	
2. 2000	97	94	92	92	(233)	(233)	(233)	(233)	(233)	(233)	
3. 2001	XXX	62	34	34	(401)	(401)	(401)	(401)	(401)	(401)	
4. 2002	XXX	XXX	19	19	7	7	7	7	7	7	
5. 2003	XXX	XXX	XXX	149	132	132	132	132	132	132	
6. 2004	XXX	XXX	XXX	XXX	939	939	939	939	939	939	
7. 2005	XXX	XXX	XXX	XXX	XXX	97	97	97	97	105	8
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	153	153	153	208	55
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	150	150	150	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	110	110	0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	53	53
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	116
13. Earned Prems.(P-Pt 1)	85	58	(12)	149	151	97	153	150	110	116	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	
1. Prior	(6)									0	
2. 2000	48	46	44	44	19	19	19	19	19	19	
3. 2001	XXX	40	23	23	0	0	0	0	0	0	
4. 2002	XXX	XXX	8	8	8	8	8	8	8	8	
5. 2003	XXX	XXX	XXX	26	25	25	25	25	25	25	
6. 2004	XXX	XXX	XXX	XXX	49	49	49	49	49	49	
7. 2005	XXX	XXX	XXX	XXX	XXX	58	58	58	58	61	3
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	46	46	46	68	22
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	56	56	56	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	51	52	0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	21	21
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	46
13. Earned Prems.(P-Pt 1)	42	38	(11)	26	(1)	58	46	56	51	46	XXX

Sch. P-Pt. 7A-Sn. 1
NONE

Sch. P-Pt. 7A-Sn. 2
NONE

Sch. P-Pt. 7A-Sn. 3
NONE

Sch. P-Pt. 7A-Sn. 4
NONE

Sch. P-Pt. 7A-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 1
NONE

Sch. P-Pt. 7B-Sn. 2
NONE

Sch. P-Pt. 7B-Sn. 3
NONE

Sch. P-Pt. 7B-Sn. 4
NONE

Sch. P-Pt. 7B-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 6
NONE

Sch. P-Pt. 7B-Sn. 7
NONE

SCHEDULE P INTERROGATORIES

1. The following questions relate to yet-to-be-issued Extended Reporting Endorsements (EREs) arising from Death, Disability, or Retirement (DDR) provisions in Medical Professional Liability Claims-Made insurance policies. EREs provided for reasons other than DDR are not be included.

1.1 Does the company issue Medical Professional Liability Claims-Made insurance policies that provide tail (also known as an extended reporting endorsement, or "ERE") benefits in the event of Death, Disability, or Retirement (DDR) at a reduced charge or at no additional cost? Yes [X] No [ ]
If the answer to question 1.1 is "no", leave the following questions blank. If the answer to question 1.1 is "yes", please answer the following questions.

1.2 What is the total amount of the reserve for that provision (DDR reserve) as reported, explicitly or not, elsewhere in this statement (in dollars)? $........................129,738

1.3 Does the company report any DDR reserve as Unearned Premium Reserve per SSAP #65? Yes [X] No [ ]

1.4 Does the company report any DDR reserve as loss or loss adjustment expense reserve? Yes [ ] No [X]

1.5 If the company reports DDR reserve as Unearned Premium Reserve, does that amount match the figure on the Underwriting and Investment Exhibit, Part 1A - Recapitulation of all Premiums (Page 7) Column 2, Lines 11.1 plus 11.2? Yes [X] No [ ] N/A[ ]

1.6 If the company reports DDR reserve as loss or loss adjustment expense reserve, please complete the following table corresponding to where these reserves are reported in Schedule P:

Years in Which Premiums Were Earned and Losses Were Incurred	DDR Reserve Included in Schedule P, Part 1F, Medical Professional Liability Column 24: Total Net Losses and Expenses Unpaid	
	1 Section 1: Occurrence	2 Section 2: Claims-Made
1.601 Prior		
1.602 2000		
1.603 2001		
1.603 2002		
1.605 2003		
1.606 2004		
1.607 2005		
1.608 2006		
1.609 2007		
1.610 2008		
1.611 2009		
1.612 Totals	0	0

2. The definition of allocated loss adjustment expenses (ALAE) and, therefore, unallocated loss adjustment expenses (ULAE) was changed effective January 1, 1998. This change in definition applies to both paid and unpaid expenses. Are these expenses (now reported as "Defense and Cost Containment" and "Adjusting and Other") reported in compliance with these definitions in this statement? Yes [X] No [ ]

3. The Adjusting and Other expense payments and reserves should be allocated to the years in which the losses were incurred based on the number of claims reported, closed and outstanding in those years. When allocating Adjusting and Other expense between companies in a group or a pool, the Adjusting and Other expense should be allocated in the same percentage used for the loss amounts and the claim counts. For reinsurers, Adjusting and Other expense assumed should be reported according to the reinsurance contract. For Adjusting and Other expense incurred by reinsurers, or in those situations where suitable claim count information is not available, Adjusting and Other expense should be allocated by a reasonable method determined by the company and described in Interrogatory 7, below. Are they so reported in this statement? Yes [X] No [ ]

4. Do any lines in Schedule P include reserves that are reported gross of any discount to present value of future payments, and that are reported net of such discounts on Page 10? Yes [ ] No [X]

If yes, proper disclosure must be made in the Notes to Financial Statements, as specified in the Instructions. Also, the discounts must be reported in Schedule P - Part 1, Columns 32 and 33.

Schedule P must be completed gross of non-tabular discounting. Work papers relating to discount calculations must be available for examination upon request.

Discounting is allowed only if expressly permitted by the state insurance department to which this Annual Statement is being filed.

5. What were the net premiums in force at the end of the year for: (in thousands of dollars)
5.1 Fidelity ....
5.2 Surety $...............................251

6. Claim count information is reported per claim or per claimant. (Indicate which). PER CLAIMANT
If not the same in all years, explain in Interrogatory 7.

7.1 The information provided in Schedule P will be used by many persons to estimate the adequacy of the current loss and expense reserves, among other things. Are there any especially significant events, coverage, retention or accounting changes that have occurred that must be considered when making such analyses? Yes [X] No [ ]

7.2 An extended statement may be attached.

1) Adjusting and other expense payments were allocated to the years in which the losses were incurred based on reported, open and closed claim counts. This methodology was first used for the 2006 Schedule P. Prior to that, we used the traditional paid-to-paid method. Adjusting and other expense reserves were allocated to the years in which the losses were incurred based on the traditional paid-to-paid method.
2) The workers' compensation retention has been $1,000,000 since 4/1/2004. Retentions prior to this varied from $100,000 to the current retention depending on the year and business segment.
3) The core general liability excess of loss retention has been $500,000 with the Company participating 40% in the $500,000 excess of $500,000 layer since 6/1/09. Retentions prior to this varied from $100,000 to the current retention depending on the year and business segment.
4) The core property excess of loss retention has been $1,000,000 since 12/1/08. Retentions prior to this varied from $100,000 to the current retention depending on the year and business segment.
5) The medical malpractice excess reinsurance retention has been $300,000 since 4/1/2004. Prior to this it was $200,000.
6) The retentions above reflect the majority of reinsurance secured by the company but is not an exhaustive profile or list.
7) Salvage and subrogation are reported gross of reinsurance in Part 1 columns 10 and 23. Loss reserves have not been reduced for anticipated surety recoveries.
8) In 2009, the Company began an intercompany pooling arrangement with Star Insurance Company, Century Surety Company (NAIC #36951), Savers Property and Casualty Insurance Company (NAIC #16551), ProCentury Insurance Company (NAIC #21903), Williamsburg National Insurance Company (NAIC #25780), Ameritrust Insurance Corporation (NAIC #10665) receiving 35.83%, 29.07%, 13.04%, 9.44%, 6.72% and 5.90%. All lines of business are included in this arrangement except accident and health.
The MIG pooling agreement for last year contained companies Star, Savers, Williamsburg, and Ameritrust with respective percentages of: 56.6%, 22.0% and 11.4%, and 10.0%.
The ProCentury pooling agreement for last year contained companies Century and ProCentury with respective percentages of: 90.0% and 10.0%.
business are included in this arrangement except accident and health.
9) Effective 10/1/2000, a quota share agreement was entered into between Employers Re (ERC) and the Meadowbrook Insurance Group. This agreement covered certain workers compensation programs. This treaty was cancelled effective 12/31/2001 and commuted effective 9/30/2004.
10) Effective 9/30/07, Meadowbrook Insurance Group entered into a novation agreement with Preferred Insurance Company Limited (PICL) whereby MIG assumed all liabilities for PICL. The assumed liabilities of $1.1 million by MIG from PICL are all workers' compensation liabilities and are included in the intercompany pooling arrangement noted in item #8 above.

SCHEDULE P INTERROGATORIES

11) As disclosed in Note 25 of the Notes to Financials, Century Surety Company and ProCentury Insurance Company were added to the group's intercompany reinsurance pooling agreement effective 1-1-09.
Various parts of Century and ProCentury's pre-pooled Sch. P required restatement to make the definition of DCC (ALAE) and AJO (ULAE) costs consistent among the group.
This restatement impacted Sch P Parts 1 through 3 only. In addition, claim counts reported in Century and ProCentury Sch P Part 5 were previously counted on a claim basis and have been
restated on a claimant basis, and premiums as reported in Sch P Part 6 were restated to provide exposure year data, consistent with the group, as compared to prior years when policy year data was included.

Exhibit 28.6 ProCentury Insurance Company's 2009 Schedule P.

SCHEDULE P - ANALYSIS OF LOSSES AND LOSS EXPENSES

SCHEDULE P - PART 1 - SUMMARY

($000 Omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	643	352	273	75	(3)	0	10	485	XXX
2. 2000	32,954	15,182	17,772	25,882	14,598	4,900	2,113	1,976	261	688	15,785	XXX
3. 2001	36,034	15,111	20,923	22,235	10,882	4,218	1,530	1,674	276	723	15,440	XXX
4. 2002	29,120	8,596	20,524	15,318	5,486	2,989	833	1,280	69	795	13,199	XXX
5. 2003	32,254	7,870	24,384	13,440	3,217	2,954	328	1,317	69	379	14,097	XXX
6. 2004	43,520	9,236	34,284	16,767	4,389	3,417	350	1,580	65	446	16,959	XXX
7. 2005	49,861	9,497	40,364	19,015	3,974	3,778	285	1,770	121	470	20,184	XXX
8. 2006	54,101	9,804	44,298	18,614	3,941	3,002	238	1,943	32	885	19,349	XXX
9. 2007	55,545	9,689	45,856	14,873	2,051	2,414	132	1,913	19	446	16,998	XXX
10. 2008	55,548	9,970	45,578	14,619	2,418	1,363	81	1,783	32	377	15,235	XXX
11. 2009	60,875	9,936	50,938	7,770	825	693	15	1,550	31	170	9,143	XXX
12. Totals	XXX	XXX	XXX	169,177	52,131	30,002	5,981	16,783	975	5,390	156,875	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	Losses Unpaid - Case Basis: 14 Ceded	Losses Unpaid - Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid - Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid - Case Basis: 18 Ceded	Defense and Cost Containment Unpaid - Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid - Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	1,780	1,282	1,151	636	196	89	364	179	119	12	6	1,410	XXX
2. 2000	1,049	873	536	369	104	31	137	73	63	0		542	XXX
3. 2001	1,175	975	531	397	63	50	127	79	68	2		461	XXX
4. 2002	981	739	482	228	85	36	124	52	54			671	XXX
5. 2003	542	167	788	360	75	14	205	82	46			1,034	XXX
6. 2004	1,724	741	1,377	620	205	84	422	177	85			2,189	XXX
7. 2005	1,810	525	2,048	875	295	53	646	272	117	0		3,191	XXX
8. 2006	2,652	467	3,347	1,009	363	29	1,122	330	195	0		5,844	XXX
9. 2007	3,506	344	5,859	1,872	623	22	2,012	629	371	2		9,503	XXX
10. 2008	4,924	672	9,748	2,751	727	46	3,277	917	568	5		14,853	XXX
11. 2009	6,162	664	17,519	4,046	722	63	5,117	1,239	1,213	5		24,718	XXX
12. Totals	26,306	7,449	43,386	13,164	3,458	517	13,553	4,029	2,901	27	6	64,417	XXX

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	1,012	398
2. 2000	34,646	18,319	16,327	105.1	120.7	91.9			9.44	343	199
3. 2001	30,093	14,192	15,902	83.5	93.9	76.0			9.44	334	128
4. 2002	21,313	7,443	13,870	73.2	86.6	67.6			9.44	495	175
5. 2003	19,368	4,237	15,131	60.0	53.8	62.1			9.44	803	231
6. 2004	25,576	6,427	19,148	58.8	69.6	55.9			9.44	1,739	450
7. 2005	29,480	6,105	23,375	59.1	64.3	57.9			9.44	2,458	733
8. 2006	31,239	6,045	25,193	57.7	61.7	56.9			9.44	4,523	1,321
9. 2007	31,571	5,071	26,500	56.8	52.3	57.8			9.44	7,150	2,353
10. 2008	37,009	6,921	30,088	66.6	69.4	66.0			9.44	11,249	3,605
11. 2009	40,747	6,886	33,861	66.9	69.3	66.5			9.44	18,972	5,745
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	49,078	15,338

Note: Parts 2 and 4 are gross of all discounting, including tabular discounting. Part 1 is gross of only nontabular discounting, which is reported in Columns 32 and 33 of Part 1. The tabular discount, if any, is reported in the Notes to Financial Statements which will reconcile Part 1 with Parts 2 and 4.

SCHEDULE P - PART 2 - SUMMARY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										DEVELOPMENT	
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 One Year	12 Two Year
1. Prior	11,325	11,217	13,004	14,393	14,998	15,295	16,199	16,677	17,107	16,941	(167)	264
2. 2000	11,839	13,195	12,814	13,139	13,421	13,971	14,297	14,288	14,425	14,550	125	262
3. 2001	XXX	13,225	13,643	14,177	14,610	14,468	14,455	14,403	14,480	14,437	(43)	34
4. 2002	XXX	XXX	11,571	11,590	12,030	12,405	12,540	12,517	12,546	12,604	58	87
5. 2003	XXX	XXX	XXX	13,406	13,130	13,515	13,750	13,704	13,712	13,837	125	132
6. 2004	XXX	XXX	XXX	XXX	18,723	18,108	17,378	17,358	17,344	17,549	205	191
7. 2005	XXX	XXX	XXX	XXX	XXX	23,323	22,642	22,156	21,973	21,609	(364)	(547)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	25,658	24,774	23,452	23,087	(365)	(1,686)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	26,409	25,576	24,237	(1,338)	(2,171)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28,239	27,773	(466)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	31,134	XXX	XXX
										12. Totals	(2,230)	(3,436)

SCHEDULE P - PART 3 - SUMMARY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
1. Prior	000	4,248	7,583	10,124	11,429	12,799	13,941	14,647	15,149	15,637	XXX	XXX
2. 2000	3,440	7,193	9,299	11,196	12,163	12,802	13,480	13,719	13,933	14,071	XXX	XXX
3. 2001	XXX	3,803	7,816	10,433	12,135	13,043	13,443	13,645	13,918	14,042	XXX	XXX
4. 2002	XXX	XXX	3,496	6,578	8,820	10,476	11,241	11,576	11,823	11,988	XXX	XXX
5. 2003	XXX	XXX	XXX	3,604	6,855	9,073	10,751	11,712	12,381	12,849	XXX	XXX
6. 2004	XXX	XXX	XXX	XXX	4,500	8,648	11,336	13,371	14,634	15,444	XXX	XXX
7. 2005	XXX	XXX	XXX	XXX	XXX	4,997	10,379	14,056	16,995	18,535	XXX	XXX
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	6,605	11,354	14,924	17,438	XXX	XXX
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,383	11,597	15,104	XXX	XXX
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,406	13,484	XXX	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,624	XXX	XXX

SCHEDULE P - PART 4 - SUMMARY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	5,172	2,360	1,836	1,678	1,467	1,032	1,031	1,023	990	699
2. 2000	5,099	2,682	1,091	419	284	387	337	240	248	230
3. 2001	XXX	5,711	2,526	1,315	1,077	522	455	341	270	183
4. 2002	XXX	XXX	5,117	2,295	1,310	800	601	494	331	326
5. 2003	XXX	XXX	XXX	6,439	3,471	2,012	1,430	953	697	551
6. 2004	XXX	XXX	XXX	XXX	10,014	5,575	3,288	2,035	1,238	1,001
7. 2005	XXX	XXX	XXX	XXX	XXX	12,654	7,236	4,378	2,541	1,547
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	13,578	9,098	5,153	3,132
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,709	9,382	5,369
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,318	9,356
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17,352

SCHEDULE P - PART 1A - HOMEOWNERS/FARMOWNERS

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported- Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000			0								0	
3. 2001			0								0	
4. 2002			0								0	
5. 2003			0								0	0
6. 2004			0								0	
7. 2005			0								0	
8. 2006			0								0	
9. 2007			0								0	
10. 2008	26	0	26	221				15			236	18
11. 2009	54	2	53	22		0		3			25	4
12. Totals	XXX	XXX	XXX	243	0	0	0	18	0	0	261	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
1. Prior												0	
2. 2000												0	
3. 2001												0	
4. 2002												0	
5. 2003												0	
6. 2004												0	
7. 2005												0	
8. 2006												0	
9. 2007												0	
10. 2008	6		5	1			0	0	1			11	1
11. 2009	2		6	2			1	0	0			6	1
12. Totals	7	0	11	3	0	0	1	0	1	0	0	18	2

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	0	0	0	0.0	0.0	0.0			9.44	0	0
3. 2001	0	0	0	0.0	0.0	0.0			9.44	0	0
4. 2002	0	0	0	0.0	0.0	0.0			9.44	0	0
5. 2003	0	0	0	0.0	0.0	0.0			9.44	0	0
6. 2004	0	0	0	0.0	0.0	0.0			9.44	0	0
7. 2005	0	0	0	0.0	0.0	0.0			9.44	0	0
8. 2006	0	0	0	0.0	0.0	0.0			9.44	0	0
9. 2007	0	0	0	0.0	0.0	0.0			9.44	0	0
10. 2008	248	1	247	947.5	148.6	962.2			9.44	10	1
11. 2009	34	2	32	62.3	151.8	59.8			9.44	6	1
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	16	2

SCHEDULE P - PART 1B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	(0)	(0)						0	XXX
2. 2000	1,371		1,371	872	31	42	0	277	1	3	1,159	205
3. 2001	1,374	0	1,373	941	15	75	1	141	1	3	1,141	182
4. 2002	696	0	695	361	4	33	0	136	1	1	525	86
5. 2003	2		2	0				125			125	1
6. 2004	(0)		(0)	0							0	1
7. 2005			0								0	
8. 2006			0								0	
9. 2007			0								0	
10. 2008	0		0								0	
11. 2009	17	0	17	7		0		0			8	
12. Totals	XXX	XXX	XXX	2,182	50	150	1	679	3	8	2,958	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded			
1. Prior												0	
2. 2000												0	
3. 2001												0	
4. 2002												0	
5. 2003												0	
6. 2004												0	
7. 2005												0	
8. 2006												0	
9. 2007												0	
10. 2008												0	
11. 2009	11		2	(0)			0		1			14	
12. Totals	11	0	2	(0)	0	0	0	0	1	0	0	14	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	1,191	32	1,159	86.9	0.0	84.5			9.44	0	0
3. 2001	1,157	16	1,141	84.2	16,900.0	83.1			9.44	0	0
4. 2002	531	6	525	76.3	1,220.0	75.5			9.44	0	0
5. 2003	125	0	125	6,615.0	0.0	6,615.0			9.44	0	0
6. 2004	0	0	0	(500.0)	0.0	(500.0)			9.44	0	0
7. 2005	0	0	0	0.0	0.0	0.0			9.44	0	0
8. 2006	0	0	0	0.0	0.0	0.0			9.44	0	0
9. 2007	0	0	0	0.0	0.0	0.0			9.44	0	0
10. 2008	0	0	0	0.0	0.0	0.0			9.44	0	0
11. 2009	22	(0)	22	124.1	(0.5)	125.5			9.44	13	1
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	13	1

SCHEDULE P - PART 1C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	(4)	(2)	0	0				(3)	XXX
2. 2000	4,806	3,163	1,643	5,420	3,507	887	564	297	84	169	2,448	862
3. 2001	3,928	1,247	2,681	3,582	1,493	557	252	161	45	123	2,511	439
4. 2002	1,965	303	1,662	1,338	324	136	44	92	54	19	1,144	105
5. 2003	1,583	363	1,220	744	158	194	67	88	2	0	798	89
6. 2004	3,739	854	2,886	1,839	537	286	62	121	1	2	1,645	185
7. 2005	5,968	1,114	4,853	3,163	819	450	100	180	3	14	2,870	267
8. 2006	6,731	926	5,805	2,645	474	412	57	257	7	16	2,776	309
9. 2007	7,390	898	6,492	2,388	358	397	68	319	4	21	2,674	341
10. 2008	7,845	995	6,850	1,875	335	204	32	284	4	36	1,992	371
11. 2009	8,516	1,000	7,516	745	7	42	0	270	1	12	1,049	365
12. Totals	XXX	XXX	XXX	23,734	8,011	3,565	1,247	2,069	206	414	19,904	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior					1	1						0	1
2. 2000	12	11			2	1			0	0		2	0
3. 2001	63	60	15	10	3	3	3	2	3			12	1
4. 2002	5	0	4	4	2		1	1	0			8	0
5. 2003	0		2	1	0		0	0	0			1	0
6. 2004	2		11	8	2	1	2	2	1			7	1
7. 2005	26	0	111	74	17	0	22	15	4			89	2
8. 2006	370	110	213	104	46	3	42	21	11			444	6
9. 2007	1,001	101	605	241	133	4	121	48	30	0		1,496	19
10. 2008	1,411	254	1,668	605	153	17	333	121	72	1		2,639	43
11. 2009	984	86	3,311	697	49	2	661	139	232	2		4,311	135
12. Totals	3,874	622	5,940	1,746	408	32	1,185	348	352	3	0	9,008	208

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	6,618	4,168	2,450	137.7	131.8	149.2			9.44	1	1
3. 2001	4,387	1,865	2,522	111.7	149.5	94.1			9.44	8	4
4. 2002	1,579	427	1,152	80.4	141.0	69.3			9.44	5	2
5. 2003	1,029	230	799	65.0	63.2	65.5			9.44	1	0
6. 2004	2,263	611	1,652	60.5	71.5	57.3			9.44	4	2
7. 2005	3,972	1,012	2,960	66.6	90.9	61.0			9.44	62	27
8. 2006	3,997	777	3,220	59.4	83.9	55.5			9.44	370	75
9. 2007	4,994	824	4,169	67.6	91.8	64.2			9.44	1,263	232
10. 2008	5,999	1,368	4,631	76.5	137.5	67.6			9.44	2,220	419
11. 2009	6,293	933	5,359	73.9	93.3	71.3			9.44	3,513	798
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	7,446	1,562

SCHEDULE P - PART 1D - WORKERS' COMPENSATION

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	317	225	29	17	1		5	106	XXX
2. 2000	12,207	5,202	7,005	11,265	7,328	1,364	768	823	92	52	5,264	2,038
3. 2001	14,244	7,725	6,519	9,171	5,968	1,139	668	724	178	95	4,220	2,005
4. 2002	10,600	3,074	7,526	5,668	1,977	778	156	449	(39)	71	4,799	880
5. 2003	11,601	3,168	8,433	5,935	1,408	887	97	481	0	68	5,796	765
6. 2004	13,540	2,661	10,879	4,951	727	928	66	566	0	109	5,653	767
7. 2005	13,017	1,742	11,274	4,712	540	750	35	492		82	5,379	656
8. 2006	11,605	1,401	10,203	4,019	364	645	26	545		23	4,818	624
9. 2007	10,982	1,329	9,653	3,634	326	691	27	524		19	4,496	574
10. 2008	11,784	1,465	10,319	3,114	250	424	19	460		6	3,730	599
11. 2009	17,540	2,073	15,466	1,873	178	345	11	528	27	0	2,531	759
12. Totals	XXX	XXX	XXX	54,659	19,290	7,979	1,890	5,592	258	530	46,791	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	1,637	1,227	528	378	59	51	94	68	59			654	13
2. 2000	937	855	376	343	21	27	67	61	42			157	9
3. 2001	857	750	387	354	24	33	69	63	45			182	9
4. 2002	491	357	329	180	18	17	59	32	29			339	5
5. 2003	455	141	534	286	24	8	96	51	26			647	5
6. 2004	730	389	641	341	32	18	115	61	35			742	8
7. 2005	722	211	734	322	36	8	131	58	27			1,052	9
8. 2006	644	54	1,037	301	47	4	185	54	39			1,538	13
9. 2007	1,249	124	1,265	367	97	9	226	66	59			2,329	26
10. 2008	1,577	126	1,854	384	168	14	332	69	45			3,383	64
11. 2009	3,102	431	5,412	918	421	50	968	164	239			8,579	400
12. Totals	12,400	4,667	13,096	4,175	947	239	2,342	747	645	0	0	19,601	562

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	559	95
2. 2000	14,894	9,473	5,421	122.0	182.1	77.4			9.44	115	42
3. 2001	12,415	8,013	4,402	87.2	103.7	67.5			9.44	140	42
4. 2002	7,821	2,682	5,139	73.8	87.2	68.3			9.44	282	57
5. 2003	8,436	1,993	6,443	72.7	62.9	76.4			9.44	561	86
6. 2004	7,998	1,602	6,395	59.1	60.2	58.8			9.44	640	102
7. 2005	7,604	1,173	6,431	58.4	67.3	57.0			9.44	923	129
8. 2006	7,160	804	6,356	61.7	57.3	62.3			9.44	1,325	213
9. 2007	7,744	920	6,824	70.5	69.2	70.7			9.44	2,022	307
10. 2008	7,974	861	7,112	67.7	58.8	68.9			9.44	2,921	462
11. 2009	12,888	1,778	11,110	73.5	85.8	71.8			9.44	7,165	1,414
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	16,654	2,948

SCHEDULE P - PART 1E - COMMERCIAL MULTIPLE PERIL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	83	80	46	38	17			28	XXX
2. 2000	4,430	2,140	2,291	3,089	1,568	757	355	234	35	128	2,122	551
3. 2001	5,023	1,643	3,380	3,723	1,476	798	132	241	20	54	3,135	480
4. 2002	5,631	1,455	4,176	2,993	933	519	80	234	15	44	2,718	336
5. 2003	7,619	1,682	5,938	2,883	375	802	72	262	17	71	3,483	305
6. 2004	11,767	2,629	9,138	5,540	1,714	1,140	146	449	15	82	5,253	346
7. 2005	13,651	2,969	10,682	5,772	1,287	946	92	536	5	109	5,870	460
8. 2006	15,065	3,449	11,616	5,285	1,427	896	110	477	15	112	5,106	433
9. 2007	15,286	3,119	12,168	3,591	376	536	21	434	3	73	4,161	417
10. 2008	12,347	2,211	10,136	5,168	973	287	21	435	16	71	4,880	401
11. 2009	9,078	1,263	7,816	2,353	96	126	3	312	0	15	2,693	234
12. Totals	XXX	XXX	XXX	40,479	10,305	6,852	1,069	3,631	140	760	39,448	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	67	54	262	224	45	33	113	97	16	12		83	11
2. 2000	22		15	(2)	2		6	(1)	2			51	1
3. 2001	165	143	37	9	19	10	15	3	10	2		78	2
4. 2002	4		28	(4)	5	1	12	(2)	2			56	1
5. 2003	45	11	116	39	20	2	49	16	7			169	4
6. 2004	706	188	495	187	126	63	205	79	28			1,043	10
7. 2005	774	255	690	277	118	8	267	112	39			1,237	19
8. 2006	1,112	266	982	302	138	14	411	126	51			1,985	30
9. 2007	580	19	1,868	650	185	3	765	261	84			2,551	54
10. 2008	663	11	1,960	469	138	1	782	180	121			3,002	40
11. 2009	785	44	2,019	384	67	2	718	125	194	1		3,228	62
12. Totals	4,925	989	8,470	2,537	863	137	3,345	997	555	15	0	13,484	234

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	51	32
2. 2000	4,129	1,956	2,173	93.2	91.4	94.9			9.44	39	12
3. 2001	5,008	1,795	3,213	99.7	109.2	95.0			9.44	50	29
4. 2002	3,797	1,023	2,774	67.4	70.3	66.4			9.44	36	20
5. 2003	4,184	532	3,652	54.9	31.6	61.5			9.44	111	58
6. 2004	8,689	2,392	6,297	73.8	91.0	68.9			9.44	826	217
7. 2005	9,142	2,035	7,107	67.0	68.5	66.5			9.44	931	306
8. 2006	9,352	2,261	7,092	62.1	65.5	61.1			9.44	1,526	459
9. 2007	8,043	1,331	6,712	52.6	42.7	55.2			9.44	1,780	772
10. 2008	9,553	1,671	7,882	77.4	75.6	77.8			9.44	2,143	859
11. 2009	6,575	654	5,920	72.4	51.8	75.7			9.44	2,377	851
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	9,869	3,615

SCHEDULE P - PART 1F - SECTION 1 - MEDICAL PROFESSIONAL LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000	97	32	64	74	37	32	14	3			58	3
3. 2001	112	29	83	8	12	12	6	2			5	3
4. 2002	108	15	93	27	4	27	5	3			49	2
5. 2003	143	12	131	38	36	8	1	3			12	3
6. 2004	162	12	150	13	2	15	5	3		10	24	2
7. 2005	187	11	177	40	8	12	1	3			46	1
8. 2006	179	1	178	12		5		2			19	2
9. 2007	142		142	1		0		1			3	1
10. 2008	129	0	129					0			0	0
11. 2009	111	1	110								0	
12. Totals	XXX	XXX	XXX	214	99	112	32	21	0	10	216	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior			2				1		0			4	
2. 2000			2				1		0			3	
3. 2001			2	0			1	0	0			3	
4. 2002			3	0			2	0	0			4	
5. 2003			5	1			3	0	0			8	
6. 2004			7	1			4	1	0			10	
7. 2005	7		16	2	5		9	1	1			35	0
8. 2006	19		31	0	2		17	0	3			72	0
9. 2007	2		33		5		19		2			61	1
10. 2008	1		40		0		23		3			67	0
11. 2009			35				20		2			58	
12. Totals	30	0	176	4	12	0	100	2	12	0	0	325	2

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	2	1
2. 2000	112	51	61	115.8	157.9	94.8			9.44	2	1
3. 2001	26	18	7	23.0	64.1	8.9			9.44	2	1
4. 2002	63	10	53	58.2	67.9	56.6			9.44	3	2
5. 2003	58	38	20	40.7	316.3	15.4			9.44	5	3
6. 2004	43	9	34	26.3	74.6	22.5			9.44	6	4
7. 2005	94	12	82	50.1	113.8	46.2			9.44	21	14
8. 2006	91	0	91	51.0	25.1	51.2			9.44	50	22
9. 2007	64	0	64	44.7	0.0	44.7			9.44	35	26
10. 2008	68	0	68	52.5	0.0	52.6			9.44	41	26
11. 2009	58	0	58	52.1	0.0	52.3			9.44	35	22
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	202	123

SCHEDULE P - PART 1F - SECTION 2 - MEDICAL PROFESSIONAL LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000	342	108	234	278	151	121	32	15			232	10
3. 2001	467	102	365	328	158	167	45	20			312	10
4. 2002	585	116	469	205	24	185	18	22			370	13
5. 2003	723	138	585	425	152	225	33	36			502	15
6. 2004	832	164	668	111	6	129	14	31			250	12
7. 2005	956	104	852	122	11	77	12	33			209	7
8. 2006	895	82	813	107	13	54	6	36			177	7
9. 2007	857	99	757	73	(1)	36		29			139	4
10. 2008	946	84	861	45		27		27			99	6
11. 2009	974	185	789			2		25			27	4
12. Totals	XXX	XXX	XXX	1,695	513	1,022	159	274	0	0	2,318	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 2000												0	
3. 2001												0	
4. 2002			0	0			0	0	0			0	
5. 2003			0	0			0	0	0			0	
6. 2004			1	1			1	1	0			0	
7. 2005	14		13	6	3		7	3	1			29	0
8. 2006	0		17	2	0		10	1	1			25	0
9. 2007	54		13	6	20		7	4	3			87	1
10. 2008	88		133	31	22		76	18	12			284	2
11. 2009	73	19	252	46	16	2	143	26	17			409	3
12. Totals	230	19	429	93	62	2	245	53	35	0	0	834	5

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	415	183	232	121.3	169.9	99.0			9.44	0	0
3. 2001	515	203	312	110.2	198.7	85.4			9.44	0	0
4. 2002	412	42	370	70.4	36.0	79.0			9.44	0	0
5. 2003	687	184	502	95.0	133.7	85.8			9.44	0	0
6. 2004	273	23	250	32.8	13.8	37.5			9.44	0	0
7. 2005	270	32	238	28.2	30.7	28.0			9.44	21	8
8. 2006	225	22	202	25.1	27.5	24.9			9.44	15	10
9. 2007	235	9	226	27.4	9.1	29.8			9.44	60	27
10. 2008	431	49	383	45.6	57.6	44.4			9.44	191	93
11. 2009	529	92	437	54.3	50.0	55.3			9.44	261	149
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	548	287

SCHEDULE P - PART 1G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000			0								0	XXX
3. 2001			0								0	XXX
4. 2002			0								0	XXX
5. 2003			0								0	XXX
6. 2004			0								0	XXX
7. 2005			0								0	XXX
8. 2006	19	10	9			10	0	0	4		5	XXX
9. 2007	298	177	121	49	28	2	1	10	3	7	30	XXX
10. 2008	649	386	263	121	70	8	3	25	6	4	76	XXX
11. 2009	842	487	354	52	25	1	0	15	2	2	41	XXX
12. Totals	XXX	XXX	XXX	223	123	21	5	51	16	12	151	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 2000												0	
3. 2001												0	
4. 2002												0	
5. 2003												0	
6. 2004												0	
7. 2005												0	
8. 2006						0			0	0		0	0
9. 2007	7	3	26	16	3	1	7	4	2	0		20	0
10. 2008	41	21	82	52	6	3	29	18	9	3		71	4
11. 2009	60	30	226	133	3	2	54	32	15	3		159	3
12. Totals	109	54	334	201	12	6	89	54	27	6	0	250	7

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	0	0	0	0.0	0.0	0.0			9.44	0	0
3. 2001	0	0	0	0.0	0.0	0.0			9.44	0	0
4. 2002	0	0	0	0.0	0.0	0.0			9.44	0	0
5. 2003	0	0	0	0.0	0.0	0.0			9.44	0	0
6. 2004	0	0	0	0.0	0.0	0.0			9.44	0	0
7. 2005	0	0	0	0.0	0.0	0.0			9.44	0	0
8. 2006	11	5	5	56.8	51.4	63.0			9.44	0	0
9. 2007	106	57	49	35.6	32.1	40.6			9.44	14	5
10. 2008	323	176	147	49.7	45.5	55.8			9.44	51	20
11. 2009	427	227	199	50.7	46.7	56.2			9.44	122	36
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	187	62

SCHEDULE P - PART 1H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments — Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	218	48	195	22	(21)	0	1	322	XXX
2. 2000	3,281	1,204	2,077	1,923	541	1,062	102	140	34	112	2,449	180
3. 2001	3,903	1,086	2,818	1,373	525	793	113	137	0	190	1,664	136
4. 2002	3,806	1,071	2,736	1,656	504	691	63	143	6	149	1,916	131
5. 2003	5,270	982	4,288	1,098	130	731	11	121	0	195	1,809	89
6. 2004	7,623	1,446	6,176	1,898	622	765	22	192	15	168	2,197	148
7. 2005	8,680	1,772	6,908	2,396	571	1,340	5	192	97	136	3,255	202
8. 2006	8,638	1,773	6,864	2,568	989	808	37	184	2	101	2,532	191
9. 2007	9,304	1,861	7,443	1,032	50	531	10	138	4	98	1,637	192
10. 2008	12,512	2,645	9,867	685	63	251	2	214	0	62	1,086	245
11. 2009	15,235	3,238	11,996	119	9	107	0	133	0	29	350	203
12. Totals	XXX	XXX	XXX	14,965	4,051	7,276	387	1,573	158	1,241	19,217	XXX

	Losses Unpaid — Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid — Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	69		357	33	87	3	154	14	42			659	33
2. 2000	73	7	143	28	78	3	62	12	19			323	17
3. 2001	70	14	87	21	18	6	37	9	10			172	7
4. 2002	42	2	111	42	39	4	48	18	11			188	8
5. 2003	22	1	130	31	28	0	56	14	13			203	5
6. 2004	278	158	220	80	43	1	95	35	21			385	6
7. 2005	260	53	443	185	114	36	191	80	40	0		696	10
8. 2006	466	34	858	267	118	7	371	115	71	(0)		1,461	12
9. 2007	451	37	1,602	508	144	3	692	220	144			2,264	20
10. 2008	985	223	3,463	1,072	175	6	1,496	463	256			4,612	62
11. 2009	642	34	5,315	1,593	62	1	2,295	688	399	0		6,398	93
12. Totals	3,359	563	12,730	3,859	906	68	5,498	1,667	1,025	0	0	17,361	272

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	393	266
2. 2000	3,499	727	2,772	106.6	60.4	133.5			9.44	180	143
3. 2001	2,523	687	1,836	64.6	63.3	65.1			9.44	122	50
4. 2002	2,742	638	2,104	72.0	59.6	76.9			9.44	111	77
5. 2003	2,199	187	2,011	41.7	19.1	46.9			9.44	120	83
6. 2004	3,513	931	2,582	46.1	64.4	41.8			9.44	261	124
7. 2005	4,978	1,026	3,952	57.3	57.9	57.2			9.44	466	230
8. 2006	5,444	1,451	3,993	63.0	81.8	58.2			9.44	1,023	438
9. 2007	4,733	832	3,902	50.9	44.7	52.4			9.44	1,507	758
10. 2008	7,526	1,828	5,697	60.1	69.1	57.7			9.44	3,154	1,458
11. 2009	9,073	2,325	6,748	59.6	71.8	56.2			9.44	4,330	2,067
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	11,667	5,694

SCHEDULE P - PART 1H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported- Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX		0	1	1				1	XXX
2. 2000	1,500	347	1,153	532	244	392	109	72	12	2	632	50
3. 2001	1,593	476	1,116	772	335	493	186	92	31	15	805	54
4. 2002	864	270	594	284	160	196	104	63	28	9	251	36
5. 2003	233	7	226	52	3	46	4	63	44	1	111	10
6. 2004	486	156	330	66		82		47	16	0	179	21
7. 2005	1,700	164	1,536	143		86		65	11	36	283	40
8. 2006	3,359	301	3,058	315	42	71		62	2	504	404	49
9. 2007	3,223	329	2,894	420	23	152	1	78		83	626	59
10. 2008	2,340	297	2,043	181	7	111	2	71		106	354	54
11. 2009	1,515	249	1,266	61	8	31	0	35	0	2	118	62
12. Totals	XXX	XXX	XXX	2,827	822	1,662	407	647	143	759	3,764	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
1. Prior	2	2	0	0	3	2	0	0	0			2	0
2. 2000												0	
3. 2001	5		3	1	0		1	1	0			8	0
4. 2002	5		4	3	6		2	1	1			13	0
5. 2003												0	
6. 2004												0	
7. 2005			33	3	0		14	1	3			47	0
8. 2006	32		177	19	8		76	8	19			286	1
9. 2007	65	0	374	48	23		162	21	38			594	3
10. 2008	49	3	377	55	50	2	163	24	38			593	6
11. 2009	111	6	351	71	85	4	152	31	45	0		632	22
12. Totals	270	10	1,319	200	175	7	570	86	145	0	0	2,174	33

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	1	1
2. 2000	997	365	632	66.5	105.2	54.8			9.44	0	0
3. 2001	1,367	554	813	85.8	116.3	72.8			9.44	7	2
4. 2002	560	296	265	64.8	109.4	44.5			9.44	6	7
5. 2003	161	50	111	69.0	755.7	48.9			9.44	0	0
6. 2004	196	16	179	40.2	10.3	54.4			9.44	0	0
7. 2005	344	15	329	20.3	9.4	21.4			9.44	30	17
8. 2006	761	71	690	22.7	23.7	22.6			9.44	190	95
9. 2007	1,313	93	1,220	40.7	28.3	42.1			9.44	391	202
10. 2008	1,040	92	948	44.4	31.1	46.4			9.44	368	225
11. 2009	870	121	750	57.5	48.4	59.2			9.44	385	247
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	1,378	796

SCHEDULE P - PART 1I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	284	163	83	41	8	2	7	169	XXX
2. 2008	4,371	1,680	2,691	2,232	718	8	1	165	6	16	1,681	XXX
3. 2009	4,330	1,254	3,076	1,677	497	5	0	146	1	72	1,329	XXX
4. Totals	XXX	XXX	XXX	4,193	1,378	96	42	320	9	95	3,180	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	119	80	41	24	17	8	4	3	7	2		71	5
2. 2008	85	34	53	22	4	2	5	2	8	1		93	3
3. 2009	255	14	295	149	8	1	29	15	38			446	14
4. Totals	460	128	388	195	29	11	39	20	52	3	0	610	22

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	55	16
2. 2008	2,560	787	1,774	58.6	46.8	65.9			9.44	82	11
3. 2009	2,453	678	1,776	56.7	54.0	57.7			9.44	388	58
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	525	85

SCHEDULE P - PART 1J - AUTO PHYSICAL DAMAGE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	(32)	(0)	10		5		35	(17)	XXX
2. 2008	1,910	25	1,885	971	3	41		82	0	75	1,090	174
3. 2009	2,047	20	2,027	854		34		74	(1)	37	962	175
4. Totals	XXX	XXX	XXX	1,793	3	85	0	160	(1)	148	2,036	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior	1		28	6	5		4	1	1			33	9
2. 2008	13		22	5	10		3	1	2			44	8
3. 2009	133		159	10	11		21	1	22			336	53
4. Totals	147	0	209	20	27	0	28	3	25	0	0	412	69

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	24	9
2. 2008	1,143	9	1,134	59.9	36.1	60.2			9.44	30	14
3. 2009	1,308	10	1,298	63.9	50.5	64.0			9.44	283	53
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	336	77

SCHEDULE P - PART 1K - FIDELITY/SURETY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	(7)	(4)	23	18			9	3	XXX
2. 2008	450	132	318	(0)		0		0			0	XXX
3. 2009	340	116	224	5	4			4			4	XXX
4. Totals	XXX	XXX	XXX	(2)	(0)	23	18	4	0	9	7	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded			
1. Prior	472	396	31	21	15	15	11	8	12		6	103	
2. 2008	0		48	28	(0)		17	10	2			30	
3. 2009			57	22			20	8	4			51	
4. Totals	472	396	136	71	15	15	49	25	18	0	6	184	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	87	16
2. 2008	68	38	30	15.1	28.6	9.5			9.44	21	10
3. 2009	89	34	55	26.2	29.1	24.7			9.44	35	16
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	142	42

Sch. P-Pt. 1L
NONE

Sch. P-Pt. 1M
NONE

Sch. P-Pt. 1N
NONE

SCHEDULE P - PART 10 - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000			0								0	XXX
3. 2001			0								0	XXX
4. 2002	0		0								0	XXX
5. 2003		(314)	314								0	XXX
6. 2004		(251)	251								0	XXX
7. 2005			0								0	XXX
8. 2006			0								0	XXX
9. 2007			0								0	XXX
10. 2008			0								0	XXX
11. 2009			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	XXX
2. 2000												0	XXX
3. 2001												0	XXX
4. 2002												0	XXX
5. 2003												0	XXX
6. 2004												0	XXX
7. 2005												0	XXX
8. 2006												0	XXX
9. 2007												0	XXX
10. 2008												0	XXX
11. 2009												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	0	0	0	0.0	0.0	0.0			9.44	0	0
3. 2001	0	0	0	0.0	0.0	0.0			9.44	0	0
4. 2002	0	0	0	0.0	0.0	0.0			9.44	0	0
5. 2003	0	0	0	0.0	0.0	0.0			9.44	0	0
6. 2004	0	0	0	0.0	0.0	0.0			9.44	0	0
7. 2005	0	0	0	0.0	0.0	0.0			9.44	0	0
8. 2006	0	0	0	0.0	0.0	0.0			9.44	0	0
9. 2007	0	0	0	0.0	0.0	0.0			9.44	0	0
10. 2008	0	0	0	0.0	0.0	0.0			9.44	0	0
11. 2009	0	0	0	0.0	0.0	0.0			9.44	0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000			0								0	XXX
3. 2001			0								0	XXX
4. 2002			0								0	XXX
5. 2003			0								0	XXX
6. 2004			0								0	XXX
7. 2005			0								0	XXX
8. 2006			0								0	XXX
9. 2007			0								0	XXX
10. 2008			0								0	XXX
11. 2009			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	XXX
2. 2000												0	XXX
3. 2001												0	XXX
4. 2002												0	XXX
5. 2003												0	XXX
6. 2004												0	XXX
7. 2005												0	XXX
8. 2006												0	XXX
9. 2007												0	XXX
10. 2008												0	XXX
11. 2009												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

NONE

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	0	0	0	0.0	0.0	0.0				0	0
3. 2001	0	0	0	0.0	0.0	0.0				0	0
4. 2002	0	0	0	0.0	0.0	0.0				0	0
5. 2003	0	0	0	0.0	0.0	0.0				0	0
6. 2004	0	0	0	0.0	0.0	0.0				0	0
7. 2005	0	0	0	0.0	0.0	0.0				0	0
8. 2006	0	0	0	0.0	0.0	0.0				0	0
9. 2007	0	0	0	0.0	0.0	0.0				0	0
10. 2008	0	0	0	0.0	0.0	0.0				0	0
11. 2009	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	33		0					33	XXX
2. 2000	44	11	33	66	38	7	6	1			30	1
3. 2001	40	17	23	5	1	5	0	1	0		10	0
4. 2002	23	8	15	0	0						0	0
5. 2003	27	5	22					1			1	0
6. 2004	26	5	21	0				1			1	0
7. 2005	43	11	32	7	0	3		2			12	1
8. 2006	91	23	68	10	2	7	0	3		0	19	3
9. 2007	121	25	96	4	1	2	1	2			7	1
10. 2008	203	32	171	5		0		5			11	1
11. 2009	238	32	205	2		0		5			7	1
12. Totals	XXX	XXX	XXX	134	43	24	7	21	0	0	130	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22			
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior			1	0	2		0	0	0			2	0
2. 2000												0	
3. 2001												0	
4. 2002			0	0			0	0				0	
5. 2003												0	
6. 2004			0	0			0	0				0	
7. 2005			1	0			0	0	0			0	
8. 2006	5		3	1	0		1	0	0			8	0
9. 2007			3	1			1	1	0			2	
10. 2008	3		21	7	0		9	3	1			24	0
11. 2009	4		78	21	1		34	9	5			90	1
12. Totals	12	0	105	32	3	0	45	14	7	0	0	127	1

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	2
2. 2000	73	44	30	168.8	406.1	90.8			9.44	0	0
3. 2001	11	1	10	27.7	8.6	41.4			9.44	0	0
4. 2002	0	0	0	1.3	2.5	0.6			9.44	0	0
5. 2003	1	0	1	2.8	0.0	3.5			9.44	0	0
6. 2004	1	0	1	4.1	0.1	5.0			9.44	0	0
7. 2005	13	1	12	31.4	9.3	38.8			9.44	0	0
8. 2006	31	4	27	33.7	18.1	38.9			9.44	6	1
9. 2007	12	4	8	10.0	15.1	8.7			9.44	1	1
10. 2008	45	10	35	22.1	31.2	20.4			9.44	17	7
11. 2009	128	30	97	53.8	93.6	47.5			9.44	60	30
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	86	41

SCHEDULE P - PART 1R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2000	28	14	14								0	
3. 2001	19	12	7			3	3				0	0
4. 2002	(4)	(3)	(0)			0	0	0			0	
5. 2003	48	8	40								0	
6. 2004	49	(0)	49					0			0	
7. 2005	31	19	13	71	57						14	
8. 2006	50	15	35	4							4	
9. 2007	49	18	31								0	
10. 2008	36	17	19								0	
11. 2009	38	15	23					0			0	
12. Totals	XXX	XXX	XXX	75	57	3	3	0	0	0	18	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded			
1. Prior												0	
2. 2000												0	
3. 2001												0	
4. 2002												0	
5. 2003												0	
6. 2004												0	
7. 2005			6	3			3	2				3	
8. 2006	0		10	3			4	1				10	
9. 2007												0	
10. 2008			22	22			10	10				0	
11. 2009			1	0			0	0	0			1	
12. Totals	0	0	38	29	0	0	17	12	0	0	0	14	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2000	0	0	0	0.0	0.0	0.0			9.44	0	0
3. 2001	3	3	0	16.4	25.4	0.0			9.44	0	0
4. 2002	0	0	0	(5.0)	(2.7)	(33.3)			9.44	0	0
5. 2003	0	0	0	0.0	0.0	0.0			9.44	0	0
6. 2004	0	0	0	0.2	0.0	0.2			9.44	0	0
7. 2005	79	62	18	252.2	329.2	139.3			9.44	2	1
8. 2006	18	4	14	35.6	27.6	39.0			9.44	7	3
9. 2007	0	0	0	0.0	0.0	0.0			9.44	0	0
10. 2008	32	32	0	88.8	189.1	0.0			9.44	0	0
11. 2009	1	0	1	3.2	2.9	3.3			9.44	0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	10	4

Sch. P-Pt. 1S
NONE

Sch. P-Pt. 1T
NONE

SCHEDULE P - PART 2A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 One Year	12 Two Year
1. Prior											0	0
2. 2000											0	0
3. 2001	XXX										0	0
4. 2002	XXX	XXX									0	0
5. 2003	XXX	XXX	XXX								0	0
6. 2004	XXX	XXX	XXX	XXX							0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	213	231	18	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	29	XXX	XXX
										12. Totals	18	0

SCHEDULE P - PART 2B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	738	748	693	571	561	389	389	389	389	389	0	0
2. 2000	743	918	896	893	888	883	883	883	883	883	0	0
3. 2001	XXX	864	933	941	989	1,000	1,000	1,000	1,000	1,000	0	0
4. 2002	XXX	XXX	408	350	387	389	389	389	389	389	0	0
5. 2003	XXX	XXX	XXX	1	0	0	0	0	0	0	0	0
6. 2004	XXX	XXX	XXX	XXX	0	0	0	0	0	0	0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0		(0)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	21	XXX	XXX
										12. Totals	(0)	0

SCHEDULE P - PART 2C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	845	977	1,050	1,066	1,046	1,041	1,036	1,032	1,024	1,022	(2)	(10)
2. 2000	1,618	1,734	2,009	2,024	2,167	2,212	2,249	2,239	2,247	2,237	(9)	(1)
3. 2001	XXX	1,938	2,120	2,366	2,395	2,452	2,432	2,428	2,416	2,404	(13)	(25)
4. 2002	XXX	XXX	997	975	1,096	1,126	1,126	1,134	1,118	1,113	(5)	(21)
5. 2003	XXX	XXX	XXX	756	724	722	737	730	725	713	(12)	(17)
6. 2004	XXX	XXX	XXX	XXX	1,699	1,622	1,478	1,597	1,527	1,531	5	(65)
7. 2005	XXX	XXX	XXX	XXX	XXX	2,670	2,765	2,826	2,851	2,779	(72)	(47)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	3,243	3,142	2,931	2,960	29	(182)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,015	3,958	3,824	(134)	(190)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,314	4,281	(33)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,860	XXX	XXX
										12. Totals	(247)	(559)

SCHEDULE P - PART 2D - WORKERS' COMPENSATION

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	4,321	3,843	4,209	4,425	4,467	4,489	4,726	4,755	4,768	4,754	(13)	(1)
2. 2000	4,713	5,455	4,611	4,424	4,379	4,664	4,726	4,632	4,629	4,649	19	17
3. 2001	XXX	4,197	4,429	4,280	4,256	3,898	3,880	3,840	3,803	3,811	8	(29)
4. 2002	XXX	XXX	4,699	4,724	4,599	4,704	4,644	4,643	4,612	4,622	9	(21)
5. 2003	XXX	XXX	XXX	5,330	5,511	5,906	6,001	5,902	5,906	5,937	32	35
6. 2004	XXX	XXX	XXX	XXX	6,933	6,627	6,355	5,990	5,812	5,795	(18)	(196)
7. 2005	XXX	XXX	XXX	XXX	XXX	7,156	7,187	6,654	6,235	5,912	(323)	(743)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	6,609	6,501	5,894	5,773	(122)	(729)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,588	6,541	6,241	(300)	(347)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,795	6,608	(187)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,369	XXX	XXX
										12. Totals	(895)	(2,014)

SCHEDULE P - PART 2E - COMMERCIAL MULTIPLE PERIL

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	1,386	1,574	1,879	2,189	2,319	2,313	2,647	2,555	2,543	2,540	(3)	(15)
2. 2000	1,575	1,704	1,758	1,900	1,846	1,944	1,920	1,954	1,959	1,972	13	18
3. 2001	XXX	2,405	2,452	2,718	2,843	2,957	2,977	2,995	3,005	2,984	(21)	(11)
4. 2002	XXX	XXX	2,263	2,472	2,560	2,572	2,581	2,599	2,559	2,552	(6)	(46)
5. 2003	XXX	XXX	XXX	3,232	3,207	3,229	3,247	3,277	3,271	3,400	128	123
6. 2004	XXX	XXX	XXX	XXX	4,742	4,858	4,876	5,254	5,576	5,834	258	581
7. 2005	XXX	XXX	XXX	XXX	XXX	6,266	6,083	6,312	6,386	6,537	151	224
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	6,666	6,742	6,717	6,579	(138)	(164)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,610	6,530	6,197	(333)	(413)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,020	7,342	322	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,415	XXX	XXX
										12. Totals	370	296

SCHEDULE P - PART 2F - SECTION 1 - MEDICAL PROFESSIONAL LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior	160	115	108	121	111	109	125	115	109	108	(1)	(7)
2. 2000	47	36	35	55	36	34	49	59	59	58	(1)	(2)
3. 2001	XXX	46	28	31	25	14	11	9	6	5	(1)	(4)
4. 2002	XXX	XXX	51	52	62	61	58	55	51	49	(2)	(6)
5. 2003	XXX	XXX	XXX	64	75	84	71	24	20	17	(3)	(7)
6. 2004	XXX	XXX	XXX	XXX	84	84	73	58	46	31	(16)	(28)
7. 2005	XXX	XXX	XXX	XXX	XXX	97	88	96	85	78	(8)	(18)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	103	86	89	86	(2)	(0)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	80	69	60	(8)	(20)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	76	65	(11)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	56	XXX	XXX
										12. Totals	(54)	(91)

SCHEDULE P - PART 2F - SECTION 2 - MEDICAL PROFESSIONAL LIABILITY - CLAIMS-MADE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	111	117	139	157	151	154	153	150	150	150	0	0
2. 2000	189	172	182	209	208	217	217	217	217	217	0	0
3. 2001	XXX	291	357	340	307	293	291	291	292	292	0	1
4. 2002	XXX	XXX	294	352	361	363	353	349	348	348	0	(0)
5. 2003	XXX	XXX	XXX	417	488	510	492	476	476	466	(9)	(10)
6. 2004	XXX	XXX	XXX	XXX	479	460	310	223	219	219	0	(4)
7. 2005	XXX	XXX	XXX	XXX	XXX	602	466	238	216	204	(12)	(34)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	525	373	181	165	(16)	(208)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	409	285	194	(92)	(215)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	498	343	(154)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	395	XXX	XXX
										12. Totals	(283)	(470)

SCHEDULE P - PART 2G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER & MACHINERY)

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior											0	0
2. 2000											0	0
3. 2001	XXX										0	0
4. 2002	XXX	XXX									0	0
5. 2003	XXX	XXX	XXX								0	0
6. 2004	XXX	XXX	XXX	XXX							0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	6	10	10	9	(1)	(1)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	63	53	40	(13)	(23)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	178	121	(57)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	174	XXX	XXX
										12. Totals	(70)	(24)

SCHEDULE P - PART 2H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	2,874	3,002	4,025	4,887	5,391	5,858	6,198	6,762	7,117	7,040	(77)	278
2. 2000	1,111	1,290	1,446	1,748	1,979	2,117	2,378	2,432	2,525	2,648	122	216
3. 2001	XXX	1,321	1,078	1,251	1,510	1,583	1,607	1,591	1,703	1,689	(13)	99
4. 2002	XXX	XXX	1,222	1,143	1,465	1,664	1,843	1,813	1,887	1,956	69	142
5. 2003	XXX	XXX	XXX	1,894	1,646	1,654	1,760	1,861	1,880	1,878	(2)	17
6. 2004	XXX	XXX	XXX	XXX	2,666	2,632	2,469	2,439	2,392	2,384	(8)	(54)
7. 2005	XXX	XXX	XXX	XXX	XXX	3,540	3,480	3,621	3,803	3,816	13	195
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	3,724	3,520	3,661	3,740	79	220
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,660	3,707	3,623	(83)	(37)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,194	5,227	34	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,216	XXX	XXX
										12. Totals	133	1,076

SCHEDULE P - PART 2H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	607	575	617	689	723	716	708	718	723	686	(37)	(32)
2. 2000	631	632	627	614	622	593	570	565	575	572	(4)	7
3. 2001	XXX	624	735	750	791	776	762	754	753	752	(1)	(3)
4. 2002	XXX	XXX	215	212	235	233	247	240	240	229	(11)	(12)
5. 2003	XXX	XXX	XXX	112	111	82	102	99	98	92	(6)	(7)
6. 2004	XXX	XXX	XXX	XXX	204	224	196	178	163	148	(15)	(30)
7. 2005	XXX	XXX	XXX	XXX	XXX	717	582	429	324	272	(52)	(157)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	1,431	1,207	816	611	(205)	(596)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,619	1,456	1,104	(353)	(516)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,139	839	(300)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	670	XXX	XXX
										12. Totals	(984)	(1,346)

SCHEDULE P - PART 2I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Development 11 One Year	12 Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	981	803	820	17	(161)
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,631	1,608	(24)	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,593	XXX	XXX
										4. Totals	(6)	(161)

SCHEDULE P - PART 2J - AUTO PHYSICAL DAMAGE

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 One Year	12 Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	406	305	248	(57)	(158)
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,046	1,051	5	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,201	XXX	XXX
										4. Totals	(52)	(158)

SCHEDULE P - PART 2K - FIDELITY/SURETY

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 One Year	12 Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	45	141	103	(38)	58
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	59	28	(31)	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	48	XXX	XXX
										4. Totals	(68)	58

SCHEDULE P - PART 2L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 One Year	12 Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

SCHEDULE P - PART 2M - INTERNATIONAL

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 One Year	12 Two Year
1. Prior											0	0
2. 2000											0	0
3. 2001	XXX										0	0
4. 2002	XXX	XXX									0	0
5. 2003	XXX	XXX	XXX								0	0
6. 2004	XXX	XXX	XXX	XXX							0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX						0	0
9. 2007	XXX	XXX	XXX	XXX	XXX		XXX				0	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior											0	0
2. 2000											0	0
3. 2001	XXX										0	0
4. 2002	XXX	XXX									0	0
5. 2003	XXX	XXX	XXX								0	0
6. 2004	XXX	XXX	XXX	XXX							0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior											0	0
2. 2000											0	0
3. 2001	XXX										0	0
4. 2002	XXX	XXX									0	0
5. 2003	XXX	XXX	XXX								0	0
6. 2004	XXX	XXX	XXX	XXX							0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior											0	0
2. 2000											0	0
3. 2001	XXX										0	0
4. 2002	XXX	XXX									0	0
5. 2003	XXX	XXX	XXX								0	0
6. 2004	XXX	XXX	XXX	XXX							0	0
7. 2005	XXX	XXX	XXX	XXX	XXX						0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	One Year	Two Year
1. Prior	34	26	27	22	22	22	22	22	76	63	(13)	42
2. 2000	9	10	7	9	30	29	29	29	29	29	0	0
3. 2001	XXX	6	2	3	9	9	9	9	9	9	0	(0)
4. 2002	XXX	XXX	5	1	0	0	0	0	0	0	0	(0)
5. 2003	XXX	XXX	XXX	4	0	0					0	0
6. 2004	XXX	XXX	XXX	XXX	7	1	0	0	0	0	0	(0)
7. 2005	XXX	XXX	XXX	XXX	XXX	16	7	18	12	10	(2)	(8)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	41	33	26	23	(3)	(10)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	42	19	6	(13)	(36)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	77	29	(49)	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	88	XXX	XXX
										12. Totals	(80)	(12)

SCHEDULE P - PART 2R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	9	29	26	26	21	22	22	13	13	13	0	0
2. 2000	5	2	2	1							0	0
3. 2001	XXX	3	2	1							0	0
4. 2002	XXX	XXX	0	(0)							0	0
5. 2003	XXX	XXX	XXX	0				2			0	(2)
6. 2004	XXX	XXX	XXX	XXX	13			7			0	(7)
7. 2005	XXX	XXX	XXX	XXX	XXX	7		8	20	18	(2)	10
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	19	32	15	14	(2)	(18)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12	8		(8)	(12)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	XXX	XXX
										12. Totals	(12)	(30)

SCHEDULE P - PART 2S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

NONE

SCHEDULE P - PART 2T - WARRANTY

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

NONE

SCHEDULE P - PART 3A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000											0
2. 2000												
3. 2001	XXX											
4. 2002	XXX	XXX										
5. 2003	XXX	XXX	XXX									0
6. 2004	XXX	XXX	XXX	XXX								
7. 2005	XXX	XXX	XXX	XXX	XXX							
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	117	221	14	3
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	23	2	0

SCHEDULE P - PART 3B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11	12
1. Prior	000	176	234	250	260	389	389	389	389	389	944	331
2. 2000	231	595	775	881	881	883	883	883	883	883	144	61
3. 2001	XXX	280	622	758	947	1,000	1,000	1,000	1,000	1,000	140	42
4. 2002	XXX	XXX	151	255	373	389	389	389	389	389	66	20
5. 2003	XXX	XXX	XXX	0	0	0	0	0	0	0	0	1
6. 2004	XXX	XXX	XXX	XXX	0	0	0	0	0	0	0	0
7. 2005	XXX	XXX	XXX	XXX	XXX							
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7		

SCHEDULE P - PART 3C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11	12
1. Prior	000	394	725	935	995	1,018	1,024	1,025	1,025	1,022	975	687
2. 2000	481	829	1,369	1,657	1,990	2,128	2,222	2,233	2,243	2,236	456	405
3. 2001	XXX	352	1,050	1,782	2,107	2,290	2,373	2,375	2,404	2,395	231	208
4. 2002	XXX	XXX	257	483	816	1,013	1,041	1,089	1,102	1,106	63	42
5. 2003	XXX	XXX	XXX	106	293	503	622	669	711	712	76	13
6. 2004	XXX	XXX	XXX	XXX	240	634	1,096	1,454	1,506	1,525	165	19
7. 2005	XXX	XXX	XXX	XXX	XXX	457	1,147	1,932	2,452	2,694	233	32
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	499	1,145	1,981	2,526	254	49
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	678	1,612	2,359	240	81
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	687	1,713	194	133
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	780	119	112

SCHEDULE P - PART 3D - WORKERS' COMPENSATION

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11	12
1. Prior	000	1,415	2,443	3,085	3,267	3,577	3,901	3,946	4,055	4,160	5,448	1,234
2. 2000	1,130	2,877	3,287	3,863	4,077	4,228	4,406	4,439	4,516	4,533	1,742	287
3. 2001	XXX	946	2,415	3,084	3,204	3,399	3,508	3,581	3,628	3,674	1,607	388
4. 2002	XXX	XXX	1,264	2,732	3,423	3,843	4,107	4,198	4,256	4,312	718	157
5. 2003	XXX	XXX	XXX	1,279	2,961	3,841	4,437	4,818	5,131	5,316	606	154
6. 2004	XXX	XXX	XXX	XXX	1,531	3,310	4,248	4,739	4,947	5,087	598	161
7. 2005	XXX	XXX	XXX	XXX	XXX	1,610	3,348	4,148	4,623	4,887	522	125
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	1,521	3,019	3,792	4,274	474	138
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,412	3,159	3,971	425	123
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,408	3,270	401	134
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,029	241	118

SCHEDULE P - PART 3E - COMMERCIAL MULTIPLE PERIL

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11	12
1. Prior	000	660	1,150	1,668	1,922	2,058	2,359	2,426	2,450	2,461	1,642	1,104
2. 2000	530	1,069	1,341	1,619	1,687	1,778	1,852	1,891	1,912	1,924	374	176
3. 2001	XXX	893	1,578	2,012	2,449	2,670	2,781	2,801	2,869	2,913	341	137
4. 2002	XXX	XXX	816	1,471	1,872	2,184	2,359	2,437	2,482	2,499	242	93
5. 2003	XXX	XXX	XXX	1,194	1,861	2,305	2,623	2,868	3,020	3,238	196	105
6. 2004	XXX	XXX	XXX	XXX	1,407	2,525	3,078	3,776	4,379	4,819	213	123
7. 2005	XXX	XXX	XXX	XXX	XXX	1,515	3,118	3,902	4,806	5,339	293	148
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	2,043	3,227	4,050	4,644	255	148
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,781	3,019	3,729	209	155
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,861	4,460	223	138
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,381	103	69

SCHEDULE P - PART 3F - SECTION 1 - MEDICAL PROFESSIONAL LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009		
1. Prior	000	91	98	105	106	106	104	105	104	104	4	18
2. 2000		1	4	18	29	30	31	34	54	54	1	2
3. 2001	XXX	0	0	2	7	8	3	3	3	3	0	2
4. 2002	XXX	XXX		1	5	28	39	45	45	45	1	1
5. 2003	XXX	XXX	XXX	0	8	10	31	9	9	9	1	2
6. 2004	XXX	XXX	XXX	XXX		1	14	19	23	21	0	2
7. 2005	XXX	XXX	XXX	XXX	XXX		0	10	12	44	0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX			12	17	0	1
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			2		1
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3F - SECTION 2 - MEDICAL PROFESSIONAL LIABILITY - CLAIMS-MADE

1. Prior	000	66	109	149	149	150	150	150	150	150	8	30
2. 2000	5	53	143	189	202	217	217	217	217	217	2	7
3. 2001	XXX	9	93	228	295	290	291	291	292	292	2	8
4. 2002	XXX	XXX	7	87	229	318	335	348	348	348	3	10
5. 2003	XXX	XXX	XXX	20	119	351	435	455	464	466	4	11
6. 2004	XXX	XXX	XXX	XXX	26	97	160	219	219	219	3	10
7. 2005	XXX	XXX	XXX	XXX	XXX	9	59	166	176	177	2	5
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	4	63	106	141	1	5
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4	33	110	1	3
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19	72	0	3
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2		1

SCHEDULE P - PART 3G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

1. Prior	000										XXX	XXX
2. 2000											XXX	XXX
3. 2001	XXX										XXX	XXX
4. 2002	XXX	XXX									XXX	XXX
5. 2003	XXX	XXX	XXX								XXX	XXX
6. 2004	XXX	XXX	XXX	XXX							XXX	XXX
7. 2005	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	2	9	9	9	XXX	XXX
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13	29	22	XXX	XXX
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24	57	XXX	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28	XXX	XXX

SCHEDULE P - PART 3H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	000	1,097	2,137	3,121	3,928	4,617	5,125	5,729	6,079	6,423	490	572
2. 2000	47	275	699	1,180	1,447	1,690	2,016	2,164	2,228	2,343	69	95
3. 2001	XXX	52	238	528	931	1,176	1,258	1,357	1,484	1,527	61	68
4. 2002	XXX	XXX	74	270	719	1,254	1,474	1,567	1,694	1,779	56	68
5. 2003	XXX	XXX	XXX	84	330	684	1,188	1,477	1,628	1,688	48	36
6. 2004	XXX	XXX	XXX	XXX	89	445	1,037	1,409	1,807	2,020	88	53
7. 2005	XXX	XXX	XXX	XXX	XXX	210	722	1,800	2,664	3,160	122	71
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	266	665	1,594	2,350	106	73
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	184	679	1,503	97	74
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	220	872	71	112
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	217	21	89

SCHEDULE P - PART 3H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	000	223	488	582	633	671	677	678	683	684	60	256
2. 2000	68	316	446	524	562	545	550	552	572	572	14	36
3. 2001	XXX	93	406	588	702	715	734	741	742	744	16	38
4. 2002	XXX	XXX	(2)	75	142	170	207	207	215	216	10	26
5. 2003	XXX	XXX	XXX	9	40	61	91	92	92	92	2	8
6. 2004	XXX	XXX	XXX	XXX	31	118	138	149	148	148	4	17
7. 2005	XXX	XXX	XXX	XXX	XXX	49	125	193	218	229	13	27
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	82	269	333	344	24	24
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	177	309	548	24	32
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	117	284	15	32
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	83	9	31

SCHEDULE P - PART 3I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009		
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	591	754	XXX	XXX
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,149	1,521	XXX	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,184	XXX	XXX

SCHEDULE P - PART 3J - AUTO PHYSICAL DAMAGE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	239	216	711	276
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	799	1,009	113	54
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	887	84	39

SCHEDULE P - PART 3K - FIDELITY/SURETY

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	10	13	XXX	XXX
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	XXX	XXX

SCHEDULE P - PART 3L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3M - INTERNATIONAL

NONE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000										XXX	XXX
2. 2000											XXX	XXX
3. 2001	XXX										XXX	XXX
4. 2002	XXX	XXX									XXX	XXX
5. 2003	XXX	XXX	XXX								XXX	XXX
6. 2004	XXX	XXX	XXX	XXX							XXX	XXX
7. 2005	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000										XXX	XXX
2. 2000											XXX	XXX
3. 2001	XXX										XXX	XXX
4. 2002	XXX	XXX									XXX	XXX
5. 2003	XXX	XXX	XXX								XXX	XXX
6. 2004	XXX	XXX	XXX	XXX							XXX	XXX
7. 2005	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11	12
1. Prior	000										XXX	XXX
2. 2000											XXX	XXX
3. 2001	XXX										XXX	XXX
4. 2002	XXX	XXX									XXX	XXX
5. 2003	XXX	XXX	XXX								XXX	XXX
6. 2004	XXX	XXX	XXX	XXX							XXX	XXX
7. 2005	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11	12
1. Prior	000										XXX	XXX
2. 2000											XXX	XXX
3. 2001	XXX										XXX	XXX
4. 2002	XXX	XXX									XXX	XXX
5. 2003	XXX	XXX	XXX								XXX	XXX
6. 2004	XXX	XXX	XXX	XXX							XXX	XXX
7. 2005	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
1. Prior	000	10	22	22	22	22	22	22	28	61	2	2
2. 2000		3	6	6	29	29	29	29	29	29	1	0
3. 2001	XXX	0	0	2	9	9	9	9	9	9	0	0
4. 2002	XXX	XXX	0	0	0	0	0	0	0	0	0	
5. 2003	XXX	XXX	XXX									0
6. 2004	XXX	XXX	XXX	XXX	0	0	0	0	0	0	0	
7. 2005	XXX	XXX	XXX	XXX	XXX	0	1	11	11	10	0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	2	12	13	15	1	1
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	4	5	1	0
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	5	0	0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	0	0

SCHEDULE P - PART 3R-SECTION 2 - PRODUCTS LIABILITY- CLAIMS-MADE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	17	20	22	21	22	22	13	13	13	3	4
2. 2000												
3. 2001	XXX											0
4. 2002	XXX	XXX										
5. 2003	XXX	XXX	XXX									
6. 2004	XXX	XXX	XXX	XXX								
7. 2005	XXX	XXX	XXX	XXX	XXX				14	14		
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				4		
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

NONE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3T - WARRANTY

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000				
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 4A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	37	5
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4

SCHEDULE P - PART 4B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	282	210	139	26	6					
2. 2000	102	145	44	7	4					
3. 2001	XXX	213	62	18	10					
4. 2002	XXX	XXX	116	19	10					
5. 2003	XXX	XXX	XXX	1						
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3

SCHEDULE P - PART 4C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	228	135	87	27	6	0	1			
2. 2000	562	245	194	70	18	5	13	0		
3. 2001	XXX	778	178	85	59	23	(12)	8	6	6
4. 2002	XXX	XXX	374	94	74	35	22	31	3	
5. 2003	XXX	XXX	XXX	359	178	67	22	6	4	0
6. 2004	XXX	XXX	XXX	XXX	916	402	96	46	10	3
7. 2005	XXX	XXX	XXX	XXX	XXX	1,301	602	282	116	44
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	1,955	1,030	433	131
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,205	1,281	437
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,512	1,274
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,136

SCHEDULE P - PART 4D - WORKERS' COMPENSATION

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	2,319	902	662	531	438	289	268	264	222	177
2. 2000	2,338	1,220	341	(30)	(39)	115	86	46	24	39
3. 2001	XXX	2,016	1,129	649	595	190	220	118	52	39
4. 2002	XXX	XXX	2,264	918	458	330	218	213	153	175
5. 2003	XXX	XXX	XXX	2,471	1,121	959	753	533	377	292
6. 2004	XXX	XXX	XXX	XXX	3,645	1,808	1,105	732	451	353
7. 2005	XXX	XXX	XXX	XXX	XXX	3,495	2,103	1,389	867	485
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	3,239	2,035	1,153	868
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,290	1,761	1,058
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,693	1,734
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,297

SCHEDULE P - PART 4E - COMMERCIAL MULTIPLE PERIL

Years in Which Losses Were Incurred	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	595	331	197	217	174	125	171	83	60	54
2. 2000	688	293	134	108	35	41	24	35	28	24
3. 2001	XXX	875	386	196	117	89	51	88	69	39
4. 2002	XXX	XXX	797	527	319	170	107	88	55	45
5. 2003	XXX	XXX	XXX	1,398	949	459	321	200	138	109
6. 2004	XXX	XXX	XXX	XXX	2,281	1,493	940	685	501	434
7. 2005	XXX	XXX	XXX	XXX	XXX	3,541	1,854	1,390	815	568
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	3,298	2,670	1,682	965
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,892	2,679	1,722
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,941	2,093
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,229

SCHEDULE P - PART 4F - SECTION 1 - MEDICAL PROFESSIONAL LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	54	16	6	7	2	3	11	7	5	3
2. 2000	46	21	11	5	7	3	9	6	4	3
3. 2001	XXX	46	26	19	13	3	8	6	4	2
4. 2002	XXX	XXX	51	33	30	12	13	10	6	4
5. 2003	XXX	XXX	XXX	64	60	43	22	14	10	7
6. 2004	XXX	XXX	XXX	XXX	84	65	51	35	19	10
7. 2005	XXX	XXX	XXX	XXX	XXX	94	76	51	36	22
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	103	86	65	48
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	80	67	51
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	76	63
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	56

SCHEDULE P - PART 4F - SECTION 2 - MEDICAL PROFESSIONAL LIABILITY - CLAIMS-MADE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10
1. Prior	48	10	0	4	0	2	1			
2. 2000	128	61	10	7	4	1	(0)			
3. 2001	XXX	212	95	9	10	2	0			
4. 2002	XXX	XXX	251	105	32	21	10	0		
5. 2003	XXX	XXX	XXX	281	167	45	15	4	0	0
6. 2004	XXX	XXX	XXX	XXX	338	184	35	4		
7. 2005	XXX	XXX	XXX	XXX	XXX	394	266	54	35	10
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	423	221	23	23
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	351	144	10
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	334	161
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	324

SCHEDULE P - PART 4G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10
1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	2	1	0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	38	14	13
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	80	41
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	114

SCHEDULE P - PART 4H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10
1. Prior	1,317	623	692	794	774	571	546	632	671	464
2. 2000	772	524	303	227	228	205	196	145	197	164
3. 2001	XXX	1,111	509	270	231	190	173	114	136	94
4. 2002	XXX	XXX	882	480	325	195	212	139	104	100
5. 2003	XXX	XXX	XXX	1,494	913	417	286	186	160	142
6. 2004	XXX	XXX	XXX	XXX	2,186	1,514	989	497	244	201
7. 2005	XXX	XXX	XXX	XXX	XXX	2,712	1,896	968	570	370
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	2,883	2,019	1,259	847
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,035	2,369	1,565
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,338	3,425
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,330

SCHEDULE P - PART 4H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10
1. Prior	285	105	34	55	48	33	29	34	37	0
2. 2000	364	165	57	45	24	17	8	7	4	
3. 2001	XXX	354	106	63	41	24	14	7	4	3
4. 2002	XXX	XXX	136	61	50	31	19	13	11	2
5. 2003	XXX	XXX	XXX	61	40	16	11	7	6	
6. 2004	XXX	XXX	XXX	XXX	119	79	44	28	12	
7. 2005	XXX	XXX	XXX	XXX	XXX	558	371	201	94	43
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	1,240	871	475	226
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,153	916	467
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	848	461
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	401

SCHEDULE P - PART 4I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	538	115	18
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	227	34
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	160

SCHEDULE P - PART 4J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	182	35	25
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	105	19
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	170

SCHEDULE P - PART 4K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	45	8	14
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	59	28
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	47

SCHEDULE P - PART 4L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4M - INTERNATIONAL

NONE

1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
1. Prior	10	5	5	1		0	0		5	1
2. 2000	8	5	2	1	1	0	0			
3. 2001	XXX	5	2	0	0	0	0	0		
4. 2002	XXX	XXX	5	1	0	0	0	0		0
5. 2003	XXX	XXX	XXX	4	0	0				
6. 2004	XXX	XXX	XXX	XXX	7	0	0	0		0
7. 2005	XXX	XXX	XXX	XXX	XXX	13	4	4	1	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	28	17	5	3
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	40	13	2
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	69	19
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	81

SCHEDULE P - PART 4R-SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	2	10	6							
2. 2000	5	2	2	1						
3. 2001	XXX	3	2	1						
4. 2002	XXX	XXX	0	(0)						
5. 2003	XXX	XXX	XXX	0				2		
6. 2004	XXX	XXX	XXX	XXX	13			7		
7. 2005	XXX	XXX	XXX	XXX	XXX	7		8	5	3
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	19	32	15	10
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12	8	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SCHEDULE P - PART 4S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4T - WARRANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 5A - HOMEOWNERS/FARMOWNERS

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4	14
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	1
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior										
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							0
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16	18
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4

SCHEDULE P - PART 5B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	49	8	1	0	(0)	0	0	0	0	163
2. 2000	83	135	140	141	142	142	142	142	142	144
3. 2001	XXX	94	133	138	140	140	140	140	140	140
4. 2002	XXX	XXX	51	63	66	66	66	66	66	66
5. 2003	XXX	XXX	XXX	0	0	0	0	0	0	0
6. 2004	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	15	2	7	3	3		0			
2. 2000	54	1	4	0	0					
3. 2001	XXX	5	10	2	0	0		0		
4. 2002	XXX	XXX	18	5	0	0				
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	18	3	8	1	(0)	(1)				
2. 2000	172	191	201	202	202	202	202	202	202	205
3. 2001	XXX	120	181	182	182	182	182	182	182	182
4. 2002	XXX	XXX	83	86	86	86	86	86	86	86
5. 2003	XXX	XXX	XXX	1	1	1	1	1	1	1
6. 2004	XXX	XXX	XXX	XXX	1	1	1	1	1	1
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	183	59	25	8	5	2	2	1	0	0
2. 2000	192	373	434	459	469	474	474	474	475	456
3. 2001	XXX	121	198	220	228	232	231	232	233	231
4. 2002	XXX	XXX	38	51	57	61	62	62	63	63
5. 2003	XXX	XXX	XXX	76	111	73	74	75	76	76
6. 2004	XXX	XXX	XXX	XXX	94	152	161	165	166	165
7. 2005	XXX	XXX	XXX	XXX	XXX	116	212	226	232	233
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	135	233	250	254
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	142	231	240
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	120	194
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	119

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	87	42	20	10	5	5	2	1	1	1
2. 2000	211	96	43	20	9	3	1	1	1	0
3. 2001	XXX	131	46	20	9	5	3	1	1	1
4. 2002	XXX	XXX	25	10	4	3	2	1	0	0
5. 2003	XXX	XXX	XXX	34	10	4	2	1	0	0
6. 2004	XXX	XXX	XXX	XXX	50	13	7	2	1	1
7. 2005	XXX	XXX	XXX	XXX	XXX	94	22	10	6	2
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	101	27	13	6
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	105	37	19
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	119	43
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	135

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	681	221	161	155	155	154	153	153	155	
2. 2000		762	787	795	800	802	802	802	804	862
3. 2001	XXX		422	430	433	434	434	434	434	439
4. 2002	XXX	XXX		100	102	105	105	105	105	105
5. 2003	XXX	XXX	XXX		136	94	95	96	96	89
6. 2004	XXX	XXX	XXX	XXX		206	217	219	219	185
7. 2005	XXX	XXX	XXX	XXX	XXX		288	309	312	267
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX		313	331	309
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX		349	341
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	319	371
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	365

SCHEDULE P - PART 5D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	653	(25)	33	20	10	7	5	4	3	2
2. 2000	981	1,558	1,659	1,696	1,716	1,725	1,733	1,737	1,740	1,742
3. 2001	XXX	948	1,473	1,545	1,574	1,588	1,595	1,601	1,604	1,607
4. 2002	XXX	XXX	420	652	689	704	711	716	717	718
5. 2003	XXX	XXX	XXX	295	547	578	593	602	605	606
6. 2004	XXX	XXX	XXX	XXX	299	544	574	590	596	598
7. 2005	XXX	XXX	XXX	XXX	XXX	260	477	506	515	522
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	238	439	464	474
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	213	396	425
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	209	401
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	241

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	192	98	62	43	32	25	20	16	15	13
2. 2000	731	181	93	56	34	25	19	14	11	9
3. 2001	XXX	555	138	70	41	27	21	15	12	9
4. 2002	XXX	XXX	256	69	35	19	12	8	7	5
5. 2003	XXX	XXX	XXX	266	62	33	19	10	6	5
6. 2004	XXX	XXX	XXX	XXX	255	65	32	16	10	8
7. 2005	XXX	XXX	XXX	XXX	XXX	243	54	25	15	9
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	231	47	24	13
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	215	55	26
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	237	64
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	400

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	241	185	5	5	2	2	1	1	0	
2. 2000	1,951	2,201	2,216	2,219	2,223	2,224	2,225	2,226	2,226	2,038
3. 2001	XXX	1,939	2,103	2,112	2,115	2,117	2,118	2,121	2,121	2,005
4. 2002	XXX	XXX	804	885	890	891	893	893	893	880
5. 2003	XXX	XXX	XXX	672	755	760	763	764	765	765
6. 2004	XXX	XXX	XXX	XXX	670	757	764	767	766	767
7. 2005	XXX	XXX	XXX	XXX	XXX	600	657	662	655	656
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	581	636	624	624
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	537	572	574
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	545	599
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	759

SCHEDULE P - PART 5E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	120	34	15	12	11	11	5	5	14	29
2. 2000	211	339	356	363	369	371	373	373	375	374
3. 2001	XXX	222	308	324	332	338	341	342	344	341
4. 2002	XXX	XXX	158	224	234	241	244	246	248	242
5. 2003	XXX	XXX	XXX	141	199	210	215	219	222	196
6. 2004	XXX	XXX	XXX	XXX	142	226	240	250	264	213
7. 2005	XXX	XXX	XXX	XXX	XXX	167	256	274	286	293
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	139	209	231	255
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	129	194	209
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	150	223
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	103

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	75	48	39	34	35	22	18	16	13	11
2. 2000	115	31	18	11	6	4	2	2	1	1
3. 2001	XXX	88	31	20	13	8	5	4	3	2
4. 2002	XXX	XXX	71	21	13	8	4	3	2	1
5. 2003	XXX	XXX	XXX	64	22	15	9	7	16	4
6. 2004	XXX	XXX	XXX	XXX	98	39	32	27	24	10
7. 2005	XXX	XXX	XXX	XXX	XXX	111	44	42	34	19
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	91	48	51	30
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	91	74	54
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	123	40
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	62

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	146	27	29	23	25	20	16	15	15	
2. 2000	422	527	542	548	552	557	560	561	568	551
3. 2001	XXX	398	468	481	488	494	496	498	502	480
4. 2002	XXX	XXX	294	339	349	356	361	363	365	336
5. 2003	XXX	XXX	XXX	265	310	318	322	325	342	305
6. 2004	XXX	XXX	XXX	XXX	314	380	398	411	433	346
7. 2005	XXX	XXX	XXX	XXX	XXX	364	431	456	476	460
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	306	366	413	433
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	284	379	417
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	359	401
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	234

SCHEDULE P - PART 5F - MEDICAL PROFESSIONAL LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	1	1	0	0						
2. 2000			0	0	1	1	1	1	1	1
3. 2001	XXX				0	0	0	0	0	0
4. 2002	XXX	XXX				0	0	1	1	1
5. 2003	XXX	XXX	XXX			0	0	1	1	1
6. 2004	XXX	XXX	XXX	XXX			0	0	0	0
7. 2005	XXX	XXX	XXX	XXX	XXX			0	0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX			0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	4	1	1	0	0	0	0	0		
2. 2000	0	1	1	1	0	0	0	0		
3. 2001	XXX	0	1	1	1	0				
4. 2002	XXX	XXX	0	0	1	1	0			
5. 2003	XXX	XXX	XXX	0	0	1	1	0		
6. 2004	XXX	XXX	XXX	XXX		1	1	0	0	
7. 2005	XXX	XXX	XXX	XXX	XXX	0	0	0	0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX		0	0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	1
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	3	0	1	0		0	0	0		
2. 2000	0	1	2	2	3	3	3	3	3	3
3. 2001	XXX	0	1	2	3	3	3	3	3	3
4. 2002	XXX	XXX	0	1	1	2	2	2	2	2
5. 2003	XXX	XXX	XXX	0	1	2	3	3	3	3
6. 2004	XXX	XXX	XXX	XXX		1	2	2	2	2
7. 2005	XXX	XXX	XXX	XXX	XXX	0	0	1	1	1
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1	2
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	1
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5F - MEDICAL PROFESSIONAL LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	2	1	1	1	0					
2. 2000		0	1	2	2	2	2	2	2	2
3. 2001	XXX	0	0	1	2	2	2	2	2	2
4. 2002	XXX	XXX	0	0	2	3	3	3	3	3
5. 2003	XXX	XXX	XXX	0	0	2	3	3	4	4
6. 2004	XXX	XXX	XXX	XXX		0	1	2	3	3
7. 2005	XXX	XXX	XXX	XXX	XXX	0	0	1	2	2
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX		0	1	1
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	5	2	1	1	0	0	0			
2. 2000	8	3	2	1	0					
3. 2001	XXX	8	5	2	0	0				
4. 2002	XXX	XXX	9	5	2	1	0	0		
5. 2003	XXX	XXX	XXX	10	5	3	1	0	0	
6. 2004	XXX	XXX	XXX	XXX	8	4	2	0		
7. 2005	XXX	XXX	XXX	XXX	XXX	4	2	1	0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	3	1	1	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3	2	1
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3	2
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	1	(0)								
2. 2000	9	10	10	10	10	10	10	10	10	10
3. 2001	XXX	10	10	10	10	10	10	10	10	10
4. 2002	XXX	XXX	11	13	13	13	13	13	13	13
5. 2003	XXX	XXX	XXX	12	14	15	15	15	15	15
6. 2004	XXX	XXX	XXX	XXX	11	12	12	12	12	12
7. 2005	XXX	XXX	XXX	XXX	XXX	6	7	7	7	7
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	6	6	7	7
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3	4	4
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	6
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4

SCHEDULE P - PART 5H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	61	45	29	30	21	25	10	9	9	24
2. 2000	18	38	47	56	61	65	68	71	72	69
3. 2001	XXX	17	36	48	57	63	66	69	70	61
4. 2002	XXX	XXX	18	39	51	61	66	68	70	56
5. 2003	XXX	XXX	XXX	15	36	47	56	62	65	48
6. 2004	XXX	XXX	XXX	XXX	26	71	89	98	104	88
7. 2005	XXX	XXX	XXX	XXX	XXX	32	69	87	98	122
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	27	64	81	106
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32	70	97
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	31	71
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	21

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	150	106	111	94	86	49	44	41	37	33
2. 2000	40	30	25	16	12	13	10	10	13	17
3. 2001	XXX	36	31	28	15	9	8	6	6	7
4. 2002	XXX	XXX	45	31	19	9	9	6	7	8
5. 2003	XXX	XXX	XXX	30	22	16	10	7	5	5
6. 2004	XXX	XXX	XXX	XXX	45	28	21	13	10	6
7. 2005	XXX	XXX	XXX	XXX	XXX	55	32	25	17	10
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	48	31	22	12
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	51	30	20
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	66	62
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	93

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	160	133	139	155	145	115	92	69	50	
2. 2000	71	122	142	165	182	201	218	235	250	180
3. 2001	XXX	79	122	162	191	207	216	223	232	136
4. 2002	XXX	XXX	96	135	165	179	195	207	215	131
5. 2003	XXX	XXX	XXX	64	102	115	124	130	135	89
6. 2004	XXX	XXX	XXX	XXX	117	177	196	203	208	148
7. 2005	XXX	XXX	XXX	XXX	XXX	144	188	204	213	202
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	153	200	214	191
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	150	196	192
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	155	245
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	203

SCHEDULE P - PART 5H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	9	4	3	2	2	0	0			0
2. 2000	1	5	10	12	13	14	14	14	14	14
3. 2001	XXX	0	5	12	15	15	16	16	16	16
4. 2002	XXX	XXX	1	5	9	9	10	10	10	10
5. 2003	XXX	XXX	XXX	1	2	3	3	3	4	2
6. 2004	XXX	XXX	XXX	XXX	0	3	4	5	5	4
7. 2005	XXX	XXX	XXX	XXX	XXX	4	9	11	12	13
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	10	18	21	24
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14	23	24
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12	15
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	27	12	6	3	1	1	0	0	0	0
2. 2000	35	17	7	3	1	1	0	0		
3. 2001	XXX	39	19	8	2	2	1	1	0	0
4. 2002	XXX	XXX	20	9	3	2	1	0	0	0
5. 2003	XXX	XXX	XXX	5	2	0	0	0		
6. 2004	XXX	XXX	XXX	XXX	9	2	1	0	0	
7. 2005	XXX	XXX	XXX	XXX	XXX	13	4	1	0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	18	4	1	1
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	25	8	3
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24	6
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	0	0	0	0	0					
2. 2000	46	51	51	51	51	51	51	51	51	50
3. 2001	XXX	47	52	54	54	54	54	55	55	54
4. 2002	XXX	XXX	32	36	37	37	37	37	37	36
5. 2003	XXX	XXX	XXX	10	15	16	16	16	16	10
6. 2004	XXX	XXX	XXX	XXX	20	23	23	23	23	21
7. 2005	XXX	XXX	XXX	XXX	XXX	38	40	41	41	40
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	50	52	53	49
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	69	71	59
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	66	54
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	62

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior		0	0							
2. 2000	0	0	1	1	1	1	1	1	1	1
3. 2001	XXX	0	0	0	0	0	0	0	0	0
4. 2002	XXX	XXX	0	0	0	0	0	0	0	0
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2005	XXX	XXX	XXX	XXX	XXX			0	0	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	1	1	1	1
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	1	1
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	1	0	0		0				0	0
2. 2000	0	0		0						
3. 2001	XXX			0						
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX			0				
6. 2004	XXX	XXX	XXX	XXX	0					
7. 2005	XXX	XXX	XXX	XXX	XXX	0	0	0		
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	0				0	(0)				
2. 2000	0	1	1	1	1	1	1	1	1	1
3. 2001	XXX	0	0	0	0	0	0	0	0	0
4. 2002	XXX	XXX	0	0	0	0	0	0	0	0
5. 2003	XXX	XXX	XXX		0	0	0	0	0	0
6. 2004	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2005	XXX	XXX	XXX	XXX	XXX	0	0	1	1	1
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	2	3	3	3
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	1
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	0		0				0			
2. 2000										
3. 2001	XXX									
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	0	0	0	0	0	0				
2. 2000										
3. 2001	XXX		0							
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	0	(0)								
2. 2000										
3. 2001	XXX		0	0	0	0	0	0	0	0
4. 2002	XXX	XXX								
5. 2003	XXX	XXX	XXX							
6. 2004	XXX	XXX	XXX	XXX						
7. 2005	XXX	XXX	XXX	XXX	XXX					
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5T - WARRANTY

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5T - WARRANTY

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5T - WARRANTY

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 6C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior	154	(58)	1	1	(1)					0	
2. 2000	4,652	4,608	4,582	4,569	4,570	4,570	4,570	4,570	4,570	4,570	
3. 2001	XXX	4,031	3,901	3,877	3,876	3,876	3,876	3,876	3,876	3,876	
4. 2002	XXX	XXX	2,119	2,113	2,111	2,111	2,111	2,111	2,111	2,111	
5. 2003	XXX	XXX	XXX	1,138	1,141	1,152	1,152	1,152	1,152	1,152	
6. 2004	XXX	XXX	XXX	XXX	5,585	5,634	5,637	5,637	5,637	5,637	
7. 2005	XXX	XXX	XXX	XXX	XXX	5,908	6,237	6,240	6,240	6,228	(12)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	6,399	6,744	6,751	6,757	7
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,043	7,402	7,402	(0)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,479	7,780	301
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,221	8,221
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,516
13. Earned Prems.(P-Pt 1)	4,806	3,928	1,965	1,583	3,739	5,968	6,731	7,390	7,845	8,516	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior	89	(34)	1	1	(0)					0	
2. 2000	3,074	3,048	3,038	3,033	3,033	3,033	3,033	3,033	3,033	3,033	
3. 2001	XXX	1,308	1,272	1,266	1,266	1,266	1,266	1,266	1,266	1,266	
4. 2002	XXX	XXX	348	347	347	347	347	347	347	347	
5. 2003	XXX	XXX	XXX	80	80	83	83	83	83	83	
6. 2004	XXX	XXX	XXX	XXX	2,700	2,704	2,704	2,704	2,704	2,704	
7. 2005	XXX	XXX	XXX	XXX	XXX	1,108	1,139	1,139	1,139	1,138	(1)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	895	937	938	939	1
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	855	901	901	(0)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	948	983	35
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	966	966
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,000
13. Earned Prems.(P-Pt 1)	3,163	1,247	303	363	854	1,114	926	898	995	1,000	XXX

SCHEDULE P - PART 6D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior	485	133	(39)	(14)	1	(1)	4	10		3	3
2. 2000	12,768	14,227	14,278	14,238	14,218	14,213	14,221	14,228	14,231	14,245	14
3. 2001	XXX	13,121	14,017	14,010	13,997	13,994	14,014	14,030	14,034	14,049	15
4. 2002	XXX	XXX	9,992	10,395	10,390	10,391	10,394	10,400	10,396	10,396	
5. 2003	XXX	XXX	XXX	11,784	12,586	12,574	12,568	12,566	12,564	12,564	
6. 2004	XXX	XXX	XXX	XXX					(4)	(4)	(0)
7. 2005	XXX	XXX	XXX	XXX	XXX				(17)	(19)	(1)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX			(6)	(10)	(4)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX		999	979	(21)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,804	11,325	522
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17,012	17,012
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17,540
13. Earned Prems.(P-Pt 1)	12,207	14,244	10,600	11,601	13,540	13,017	11,605	10,982	11,784	17,540	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	11 Current Year Premiums Earned
1. Prior	160	84	(18)	(9)	(1)	(0)	0	1	1	0	0
2. 2000	6,360	7,186	7,199	7,185	7,181	7,178	7,178	7,179	7,179	7,181	2
3. 2001	XXX	7,408	7,877	7,875	7,874	7,873	7,874	7,876	7,876	7,878	2
4. 2002	XXX	XXX	3,171	3,280	3,287	3,287	3,288	3,289	3,288	3,288	
5. 2003	XXX	XXX	XXX	3,606	3,837	3,839	3,838	3,838	3,838	3,838	
6. 2004	XXX	XXX	XXX	XXX					(0)	(0)	
7. 2005	XXX	XXX	XXX	XXX	XXX				(2)	(2)	(0)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX			(1)	(1)	(0)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX		124	122	(2)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,343	1,405	62
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,011	2,011
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,073
13. Earned Prems.(P-Pt 1)	5,202	7,725	3,074	3,168	2,661	1,742	1,401	1,329	1,465	2,073	XXX

SCHEDULE P - PART 6E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior	167	(6)	0	1					1	(1)	(1)
2. 2000	4,545	4,690	4,691	4,688	4,688	4,687	4,687	4,687	4,689	4,684	(5)
3. 2001	XXX	5,010	5,124	5,123	5,116	5,115	5,115	5,115	5,116	5,116	(0)
4. 2002	XXX	XXX	5,585	5,830	5,816	5,818	5,812	5,812	5,812	5,807	(5)
5. 2003	XXX	XXX	XXX	7,388	7,644	7,659	7,648	7,649	7,649	7,645	(4)
6. 2004	XXX	XXX	XXX	XXX	11,531	11,834	11,837	11,837	11,839	11,839	1
7. 2005	XXX	XXX	XXX	XXX	XXX	13,334	14,028	14,030	14,028	14,028	(0)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	14,384	15,039	15,044	15,047	3
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,629	15,283	15,304	21
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,685	12,173	488
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,580	8,580
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,078
13. Earned Prems.(P-Pt 1)	4,430	5,023	5,631	7,619	11,767	13,651	15,065	15,286	12,347	9,078	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior	78	1	4	(1)					0	(0)	(0)
2. 2000	2,345	2,372	2,381	2,380	2,380	2,380	2,380	2,380	2,380	2,380	(1)
3. 2001	XXX	1,740	1,757	1,758	1,757	1,757	1,757	1,757	1,757	1,757	
4. 2002	XXX	XXX	1,496	1,538	1,536	1,536	1,535	1,535	1,535	1,534	(1)
5. 2003	XXX	XXX	XXX	1,649	1,686	1,688	1,687	1,687	1,687	1,687	(1)
6. 2004	XXX	XXX	XXX	XXX	2,595	2,639	2,640	2,640	2,640	2,640	0
7. 2005	XXX	XXX	XXX	XXX	XXX	2,923	3,064	3,064	3,064	3,064	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	3,309	3,447	3,448	3,448	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,981	3,105	3,108	3
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,086	2,154	68
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,193	1,193
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,263
13. Earned Prems.(P-Pt 1)	2,140	1,643	1,455	1,682	2,629	2,969	3,449	3,119	2,211	1,263	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior	158	(2)	(2)	2	3					1	1
2. 2000	3,123	3,352	3,275	3,273	3,276	3,278	3,278	3,278	3,278	3,281	4
3. 2001	XXX	3,679	3,774	3,797	3,810	3,813	3,816	3,816	3,826	3,826	0
4. 2002	XXX	XXX	3,795	4,063	4,102	4,105	4,114	4,115	4,116	4,114	(3)
5. 2003	XXX	XXX	XXX	4,995	5,309	5,346	5,365	5,371	5,374	5,377	3
6. 2004	XXX	XXX	XXX	XXX	7,298	7,760	7,804	7,815	7,808	7,809	1
7. 2005	XXX	XXX	XXX	XXX	XXX	8,173	8,709	8,752	8,752	8,752	(0)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	8,029	8,542	8,580	8,582	2
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,730	9,204	9,258	54
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,992	12,892	901
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,272	14,272
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,235
13. Earned Prems.(P-Pt 1)	3,281	3,903	3,806	5,270	7,623	8,680	8,638	9,304	12,512	15,235	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior	63	1	(1)	0	1					0	0
2. 2000	1,142	1,198	1,182	1,181	1,183	1,183	1,183	1,183	1,183	1,183	1
3. 2001	XXX	1,111	1,132	1,135	1,138	1,140	1,140	1,140	1,144	1,144	
4. 2002	XXX	XXX	1,123	1,155	1,161	1,161	1,163	1,163	1,163	1,162	(1)
5. 2003	XXX	XXX	XXX	925	974	981	984	985	986	986	1
6. 2004	XXX	XXX	XXX	XXX	1,576	1,687	1,690	1,692	1,691	1,691	0
7. 2005	XXX	XXX	XXX	XXX	XXX	1,653	1,763	1,767	1,767	1,767	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	1,656	1,762	1,767	1,767	0
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,747	1,840	1,851	12
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,545	2,737	191
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,034	3,034
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,238
13. Earned Prems.(P-Pt 1)	1,204	1,086	1,071	982	1,446	1,772	1,773	1,861	2,645	3,238	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior	(30)	(1)	1							0	
2. 2000	1,529	1,545	1,550	1,543	1,543	1,543	1,543	1,543	1,543	1,543	
3. 2001	XXX	1,578	1,599	1,588	1,588	1,588	1,588	1,588	1,588	1,588	
4. 2002	XXX	XXX	838	834	834	834	834	834	834	834	
5. 2003	XXX	XXX	XXX	255	266	266	266	266	266	266	
6. 2004	XXX	XXX	XXX	XXX	474	496	496	496	504	504	
7. 2005	XXX	XXX	XXX	XXX	XXX	1,678	1,885	1,884	1,890	1,893	2
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	3,152	3,411	3,427	3,427	(0)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,964	3,155	3,209	54
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,118	2,223	105
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,354	1,354
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,515
13. Earned Prems.(P-Pt 1)	1,500	1,593	864	233	486	1,700	3,359	3,223	2,340	1,515	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior	(31)	(1)	1							0	
2. 2000	373	371	376	369	369	369	369	369	369	369	
3. 2001	XXX	740	761	757	757	757	757	757	757	757	
4. 2002	XXX	XXX	426	411	411	411	411	411	411	411	
5. 2003	XXX	XXX	XXX	33	35	35	35	35	35	35	
6. 2004	XXX	XXX	XXX	XXX	155	157	157	157	158	158	
7. 2005	XXX	XXX	XXX	XXX	XXX	162	181	181	181	182	0
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	282	306	307	307	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	305	324	332	9
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	276	293	17
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	223	223
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	249
13. Earned Prems.(P-Pt 1)	347	476	270	7	156	164	301	329	297	249	XXX

SCHEDULE P - PART 6M - INTERNATIONAL

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior										0	
2. 2000										0	
3. 2001	XXX									0	
4. 2002	XXX	XXX								0	
5. 2003	XXX	XXX	XXX							0	
6. 2004	XXX	XXX	XXX	XXX						0	
7. 2005	XXX	XXX	XXX	XXX	XXX					0	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior										0	
2. 2000										0	
3. 2001	XXX									0	
4. 2002	XXX	XXX								0	
5. 2003	XXX	XXX	XXX							0	
6. 2004	XXX	XXX	XXX	XXX						0	
7. 2005	XXX	XXX	XXX	XXX	XXX					0	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SCHEDULE P - PART 6N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior										0	
2. 2000										0	
3. 2001	XXX									0	
4. 2002	XXX	XXX								0	
5. 2003	XXX	XXX	XXX							0	
6. 2004	XXX	XXX	XXX	XXX						0	
7. 2005	XXX	XXX	XXX	XXX	XXX					0	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

NONE

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior										0	
2. 2000										0	
3. 2001	XXX									0	
4. 2002	XXX	XXX								0	
5. 2003	XXX	XXX	XXX							0	
6. 2004	XXX	XXX	XXX	XXX						0	
7. 2005	XXX	XXX	XXX	XXX	XXX					0	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

NONE

SCHEDULE P - PART 6O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior										0	
2. 2000	(624)	(624)	(624)	(624)	(624)	(624)	(624)	(624)	(624)	(624)	
3. 2001	XXX									0	
4. 2002	XXX	XXX								0	
5. 2003	XXX	XXX	XXX	274	274	274	274	274	274	274	
6. 2004	XXX	XXX	XXX	XXX	396	396	396	396	396	396	
7. 2005	XXX	XXX	XXX	XXX	XXX					0	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)			0								XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior										0	
2. 2000										0	
3. 2001	XXX									0	
4. 2002	XXX	XXX								0	
5. 2003	XXX	XXX	XXX							0	
6. 2004	XXX	XXX	XXX	XXX						0	
7. 2005	XXX	XXX	XXX	XXX	XXX					0	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)				(314)	(251)						XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior	(20)	0								0	
2. 2000	63	55	55	55	55	55	55	55	55	55	
3. 2001	XXX	47	45	42	42	42	42	42	42	42	
4. 2002	XXX	XXX	26	23	22	23	23	23	23	23	
5. 2003	XXX	XXX	XXX	32	33	33	33	33	33	33	
6. 2004	XXX	XXX	XXX	XXX	25	26	26	26	26	26	
7. 2005	XXX	XXX	XXX	XXX	XXX	42	45	46	46	46	(0)
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	89	94	94	92	(2)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	115	122	122	(0)
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	195	202	7
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	233	233
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	237
13. Earned Prems.(P-Pt 1)	44	40	23	27	26	43	91	121	203	238	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior	(6)	1								0	
2. 2000	16	15	15	15	15	15	15	15	15	15	
3. 2001	XXX	17	16	16	16	17	17	17	17	17	
4. 2002	XXX	XXX	8	8	8	8	8	8	8	8	
5. 2003	XXX	XXX	XXX	6	6	6	6	6	6	6	
6. 2004	XXX	XXX	XXX	XXX	5	5	5	5	5	5	
7. 2005	XXX	XXX	XXX	XXX	XXX	9	9	10	10	10	
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	23	24	24	24	(0)
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24	25	25	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	31	32	1
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32	32
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32
13. Earned Prems.(P-Pt 1)	11	17	8	5	5	11	23	25	32	32	XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior	(4)									0	
2. 2000	32	31	30	30	(76)	(76)	(76)	(76)	(76)	(76)	
3. 2001	XXX	20	11	11	(130)	(130)	(130)	(130)	(130)	(130)	
4. 2002	XXX	XXX	6	6	2	2	2	2	2	2	
5. 2003	XXX	XXX	XXX	48	43	43	43	43	43	43	
6. 2004	XXX	XXX	XXX	XXX	305	305	305	305	305	305	
7. 2005	XXX	XXX	XXX	XXX	XXX	31	31	31	31	34	3
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	50	50	50	68	18
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	49	49	49	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	36	36	0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17	17
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	38
13. Earned Prems.(P-Pt 1)	28	19	(4)	48	49	31	50	49	36	38	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 2000	2 2001	3 2002	4 2003	5 2004	6 2005	7 2006	8 2007	9 2008	10 2009	Current Year Premiums Earned
1. Prior	(2)									0	
2. 2000	16	15	14	14	6	6	6	6	6	6	
3. 2001	XXX	13	7	7	0	0	0	0	0	0	
4. 2002	XXX	XXX	3	3	2	2	2	2	2	2	
5. 2003	XXX	XXX	XXX	8	8	8	8	8	8	8	
6. 2004	XXX	XXX	XXX	XXX	16	16	16	16	16	16	
7. 2005	XXX	XXX	XXX	XXX	XXX	19	19	19	19	20	1
8. 2006	XXX	XXX	XXX	XXX	XXX	XXX	15	15	15	22	7
9. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	18	18	18	
10. 2008	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17	17	0
11. 2009	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7	7
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15
13. Earned Prems.(P-Pt 1)	14	12	(3)	8	(0)	19	15	18	17	15	XXX

Sch. P-Pt. 7A-Sn. 1
NONE

Sch. P-Pt. 7A-Sn. 2
NONE

Sch. P-Pt. 7A-Sn. 3
NONE

Sch. P-Pt. 7A-Sn. 4
NONE

Sch. P-Pt. 7A-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 1
NONE

Sch. P-Pt. 7B-Sn. 2
NONE

Sch. P-Pt. 7B-Sn. 3
NONE

Sch. P-Pt. 7B-Sn. 4
NONE

Sch. P-Pt. 7B-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 6
NONE

Sch. P-Pt. 7B-Sn. 7
NONE

SCHEDULE P INTERROGATORIES

1. The following questions relate to yet-to-be-issued Extended Reporting Endorsements (EREs) arising from Death, Disability, or Retirement (DDR) provisions in Medical Professional Liability Claims-Made insurance policies. EREs provided for reasons other than DDR are not be included.

1.1 Does the company issue Medical Professional Liability Claims-Made insurance policies that provide tail (also known as an extended reporting endorsement, or "ERE") benefits in the event of Death, Disability, or Retirement (DDR) at a reduced charge or at no additional cost? Yes [X] No [ ]

If the answer to question 1.1 is "no", leave the following questions blank. If the answer to question 1.1 is "yes", please answer the following questions.

1.2 What is the total amount of the reserve for that provision (DDR reserve) as reported, explicitly or not, elsewhere in this statement (in dollars)? $........................42,130

1.3 Does the company report any DDR reserve as Unearned Premium Reserve per SSAP #65? Yes [X] No [ ]

1.4 Does the company report any DDR reserve as loss or loss adjustment expense reserve? Yes [ ] No [X]

1.5 If the company reports DDR reserve as Unearned Premium Reserve, does that amount match the figure on the Underwriting and Investment Exhibit, Part 1A - Recapitulation of all Premiums (Page 7) Column 2, Lines 11.1 plus 11.2? Yes [X] No [ ] N/A[ ]

1.6 If the company reports DDR reserve as loss or loss adjustment expense reserve, please complete the following table corresponding to where these reserves are reported in Schedule P:

Years in Which Premiums Were Earned and Losses Were Incurred	DDR Reserve Included in Schedule P, Part 1F, Medical Professional Liability Column 24: Total Net Losses and Expenses Unpaid	
	1 Section 1: Occurrence	2 Section 2: Claims-Made
1.601 Prior		
1.602 2000		
1.603 2001		
1.603 2002		
1.605 2003		
1.606 2004		
1.607 2005		
1.608 2006		
1.609 2007		
1.610 2008		
1.611 2009		
1.612 Totals	0	0

2. The definition of allocated loss adjustment expenses (ALAE) and, therefore, unallocated loss adjustment expenses (ULAE) was changed effective January 1, 1998. This change in definition applies to both paid and unpaid expenses. Are these expenses (now reported as "Defense and Cost Containment" and "Adjusting and Other") reported in compliance with these definitions in this statement? Yes [X] No [ ]

3. The Adjusting and Other expense payments and reserves should be allocated to the years in which the losses were incurred based on the number of claims reported, closed and outstanding in those years. When allocating Adjusting and Other expense between companies in a group or a pool, the Adjusting and Other expense should be allocated in the same percentage used for the loss amounts and the claim counts. For reinsurers, Adjusting and Other expense assumed should be reported according to the reinsurance contract. For Adjusting and Other expense incurred by reinsurers, or in those situations where suitable claim count information is not available, Adjusting and Other expense should be allocated by a reasonable method determined by the company and described in Interrogatory 7, below. Are they so reported in this statement? Yes [X] No [ ]

4. Do any lines in Schedule P include reserves that are reported gross of any discount to present value of future payments, and that are reported net of such discounts on Page 10? Yes [ ] No [X]

If yes, proper disclosure must be made in the Notes to Financial Statements, as specified in the Instructions. Also, the discounts must be reported in Schedule P - Part 1, Columns 32 and 33.

Schedule P must be completed gross of non-tabular discounting. Work papers relating to discount calculations must be available for examination upon request.

Discounting is allowed only if expressly permitted by the state insurance department to which this Annual Statement is being filed.

5. What were the net premiums in force at the end of the year for: (in thousands of dollars)

5.1 Fidelity ....

5.2 Surety $........................81

6. Claim count information is reported per claim or per claimant. (Indicate which). PER CLAIMANT

If not the same in all years, explain in Interrogatory 7.

7.1 The information provided in Schedule P will be used by many persons to estimate the adequacy of the current loss and expense reserves, among other things. Are there any especially significant events, coverage, retention or accounting changes that have occurred that must be considered when making such analyses? Yes [X] No [ ]

7.2 An extended statement may be attached.

1) Adjusting and other expense payments were allocated to the years in which the losses were incurred based on reported, open and closed claim counts. This methodology was first used for the 2006 Schedule P. Prior to that, we used the traditional paid-to-paid method. Adjusting and other expense reserves were allocated to the years in which the losses were incurred based on the traditional paid-to-paid method.

2) The workers' compensation retention has been $1,000,000 since 4/1/2004. Retentions prior to this varied from $100,000 to the current retention depending on the year and business segment.

3) The core general liability excess of loss retention has been $500,000 with the Company participating 40% in the $500,000 excess of $500,000 layer since 6/1/09. Retentions prior to this varied from $100,000 to the current retention depending on the year and business segment.

4) The core property excess of loss retention has been $1,000,000 since 12/1/08. Retentions prior to this varied from $100,000 to the current retention depending on the year and business segment.

5) The medical malpractice excess reinsurance retention has been $300,000 since 4/1/2004. Prior to this it was $200,000.

6) The retentions above reflect the majority of reinsurance secured by the company but is not an exhaustive profile or list.

7) Salvage and subrogation are reported gross of reinsurance in Part 1 columns 10 and 23. Loss reserves have not been reduced for anticipated surety recoveries.

8) In 2009, the Company began an intercompany pooling arrangement with Star Insurance Company, Century Surety Company (NAIC #36951), Savers Property and Casualty Insurance Company (NAIC #16551), ProCentury Insurance Company (NAIC #21903), Williamsburg National Insurance Company (NAIC #25780), Ameritrust Insurance Corporation (NAIC #10665) receiving 35.83%, 29.07%, 13.04%, 9.44%, 6.72% and 5.90%. All lines of business are included in this arrangement except accident and health.

The MIG pooling agreement for last year contained companies Star, Savers, Williamsburg, and Ameritrust with respective percentages of: 56.6%, 22.0% and 11.4%, and 10.0%.

The ProCentury pooling agreement for last year contained companies Century and ProCentury with respective percentages of: 90.0% and 10.0%. business are included in this arrangement except accident and health.

9) Effective 10/1/2000, a quota share agreement was entered into between Employers Re (ERC) and the Meadowbrook Insurance Group. This agreement covered certain workers compensation programs. This treaty was cancelled effective 12/31/2001 and commuted effective 9/30/2004.

10) Effective 9/30/07, Meadowbrook Insurance Group entered into a novation agreement with Preferred Insurance Company Limited (PICL) whereby MIG assumed all liabilities for PICL. The assumed liabilities of $1.1 million by MIG from PICL are all workers' compensation liabilities and are included in the intercompany pooling arrangement noted in item #8 above.

SCHEDULE P INTERROGATORIES

11) As disclosed in Note 25 of the Notes to Financials, Century Surety Company and ProCentury Insurance Company were added to the group's intercompany reinsurance pooling agreement effective 1-1-09.
Various parts of Century and ProCentury's pre-pooled Sch. P required restatement to make the definition of DCC (ALAE) and AJO (ULAE) costs consistent among the group.
This restatement impacted Sch P Parts 1 through 3 only. In addition, claim counts reported in Century and ProCentury Sch P Part 5 were previously counted on a claim basis and have been
restated on a claimant basis, and premiums as reported in Sch P Part 6 were restated to provide exposure year data, consistent with the group, as compared to prior years when policy year data was included.